5/15

06013538

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Davide Campari Milano

*CURRENT ADDRESS

PROCESSED

MAY 18 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5203

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 5/18/06

82-5203

RECEIVED
2006 MAY 15 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
12-31-05

Davide Campari Milano


GRUPPO
CAMPARI

Bilancio consolidato al 31 dicembre 2005

Consolidated financial statements 2005



BILANCIO CONSOLIDATO
AL 31 DICEMBRE 2005

INDICE

INTRODUZIONE (APPLICAZIONE IAS/IFRS)

Con l'entrata in vigore del Regolamento Europeo 1606/2002 del 19 luglio 2002, a partire dall'esercizio 2005, le società con titoli ammessi alle negoziazioni in un mercato regolamentato degli Stati membri dell'Unione Europea devono redigere il bilancio consolidato conformemente ai principi contabili internazionali (IAS/IFRS) omologati dalla Commissione Europea.

In conformità a quanto dettato da tale regolamento, il Gruppo Campari a partire dal 1° gennaio 2005 ha adottato i principi contabili internazionali (IAS/IFRS).

Il presente bilancio al 31 dicembre 2005 è stato redatto, pertanto, applicando i criteri di valutazione e misurazione stabiliti dagli IAS/IFRS, adottati dalla Commissione Europea.

Gli stessi criteri sono stati adottati nel redigere le situazioni economiche e patrimoniali di confronto.

Alla nota 36 della nota integrativa al presente bilancio sono illustrati gli effetti derivanti dalla transizione agli IAS/IFRS e riportate le riconciliazioni previste dall'IFRS 1 – *Prima adozione degli International Financial Reporting Standards*, corredate delle relative note esplicative.

Ai sensi della comunicazione Consob DEM/5025723 del 15 aprile 2005, i saldi presentati nei prospetti di riconciliazione relativi al 1° gennaio 2004 e al 31 dicembre 2004 sono stati assoggettati a revisione contabile completa.

Dati di sintesi

	Esercizio 2005 € milioni	Esercizio 2004 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**809,9**	**751,1**	**7,8%**	**6,6%**
Margine commerciale	234,8	219,2	7,1%	6,8%
EBITDA prima di oneri e proventi non operativi	196,6	182,3	7,8%	7,9%
EBITDA	201,3	184,5	9,1%	8,9%
Risultato operativo	**183,9**	**166,7**	**10,3%**	**10,3%**
ROS %(1)	**22,7%**	**22,2%**		
Utile prima delle imposte	174,2	157,1	10,9%	10,7%
Utile netto del Gruppo e di terzi	123,0	114,0	7,9%	7,6%
Utile netto del Gruppo	**118,0**	**96,9**	**21,8%**	**22,1%**
Utile per azione (€)	**0,42**	**0,35**	**20,0%**	
Costi del personale	77,6	74,3	4,4%	
Numero medio dei dipendenti	1.536	1.545	–0,6%	
Free cash flow	82,1	98,4		
Acquisizioni di società o marchi	130,7	14,1		
Indebitamento netto(3)	371,4	226,7		
Patrimonio netto del Gruppo e di terzi	695,8	629,2		
Attivo immobilizzato	953,2	787,7		
ROI %(2)	19,3%	21,2%		

(1) Risultato operativo/vendite nette.
(2) Risultato operativo/attivo immobilizzato.
(3) L'indebitamento netto al 31 dicembre 2005 include un debito di € 45,5 milioni a fronte di un possibile esercizio di opzioni *put* detenute dai soci di minoranza di Skyy Spirits LLC.

ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia
Presidente

Vincenzo Visone
Amministratore Delegato e Chief Executive Officer

Stefano Saccardi
Amministratore Delegato
e Officer Legal Affairs and Business Development

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Pierleone Ottolenghi (2)
Amministratore

Cesare Ferrero (3)
Amministratore e membro del Comitato Audit

Franzo Grande Stevens (4)
Amministratore e membro del Comitato Remunerazione e Nomine

Marco P. Perelli-Cippo (4)
Amministratore e membro del Comitato Remunerazione e Nomine

Giovanni Rubboli (3) (4)
Amministratore, membro del Comitato Audit
e membro del Comitato Remunerazione e Nomine

Renato Ruggiero
Amministratore

Anton Machiel Zondervan (3)
Amministratore e membro del Comitato Audit

Con delibera del 29 aprile 2004 l'Assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale fino all'approvazione del bilancio dell'esercizio 2006, con i poteri di legge e statutariamente previsti. È stata inoltre deliberata la riduzione del numero degli Amministratori da 14 a 11.
Con delibera del 10 maggio 2004 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Vincenzo Visone, Stefano Saccardi e Paolo Marchesini i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

COLLEGIO SINDACALE (5)

Umberto Tracanella
Presidente

Antonio Ortolani
Sindaco Effettivo

Alberto Lazzarini
Sindaco Effettivo

Alberto Garofalo
Sindaco Supplente

Giuseppe Pajardi
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE (6)

Reconta Ernst & Young S.p.A.

(1) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(2) Cooptato dal Consglio di Amministrazione del 26 settembre 2005 fino alla prossima Assemblea.
(3) Membro del Comitato Audit nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(4) Membro del Comitato Remunerazione e Nomine nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(5) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(6) Incarico per la revisione dei bilanci degli esercizi 2004, 2005 e 2006 conferito dall'Assemblea del 29 aprile 2004.



EVENTI SIGNIFICATIVI DELL'ESERCIZIO

Acquisto di un'ulteriore partecipazione, pari al 30,1%, di Skyy Spirits, LLC

Il 25 febbraio 2005, il Gruppo Campari ha perfezionato l'acquisto di un'ulteriore partecipazione, pari al 30,1%, di Skyy Spirits, LLC, tramite l'esercizio di una *call option*, secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza nella società.

In tal modo la partecipazione del Gruppo Campari in Skyy Spirits, LLC è salita al 89%.

Il corrispettivo dell'operazione, pagato in contanti e finanziato in parte con mezzi propri e in parte con indebitamento bancario, è stato pari a US$ 156,6 milioni. Si rimanda alla nota integrativa per un'analisi degli effetti derivanti da tale acquisizione.

Si ricorda che sul restante 11% del capitale di Skyy Spirits, LLC, detenuto dal *management* della società, è previsto dal medesimo contratto del gennaio 2002 un meccanismo di opzioni reciproche *call/put* per l'acquisto/vendita di tali partecipazioni a un prezzo compreso tra 5 e 15 volte l'utile ante imposte medio *pro-quota* realizzato da Skyy Spirits, LLC nel periodo 2002-2006. L'opzione è esercitabile tra il 31 gennaio 2007 e il 30 novembre 2007.

Conformemente alle interpretazioni intervenute da parte dello IASB (*International Accounting Standard Board*), il Gruppo ha recepito il debito per l'esercizio dell'opzione put; si rimanda al paragrafo 5 – aggregazioni aziendali – della nota integrativa per maggiori dettagli.

Lancio di SKYY90

Skyy Spirits, LLC, che, con il *brand* SKYY Vodka è tra i *leader* di mercato in USA nel segmento della *vodka super premium*, ha introdotto sul mercato, nel mese di maggio, SKYY90, che si posiziona nel segmento della *vodka ultra premium*, cioè nella fascia di mercato connotata dal più elevato posizionamento di prezzo e dal più alto tasso di crescita.

Attualmente il nuovo *brand* viene distribuito unicamente in selezionati *bar* e ristoranti dei principali Stati americani.

Commercializzazione di Martin Miller's London Dry Gin

Il Gruppo Campari si è aggiudicato la distribuzione della marca di *gin ultra premium* Martin Miller's, di proprietà della società inglese Reformed Spirits Company Ltd.

L'accordo è stato formalizzato in un primo tempo per il mercato degli Stati Uniti, dove, tramite Skyy Spirits, LLC, la distribuzione della marca è iniziata nel mese di aprile; successivamente, nel mese di giugno, il Gruppo ha esteso l'accordo distributivo a livello mondiale, con la sola eccezione di Regno Unito e Irlanda, dove Martin Miller's continuerà a essere distribuito dalla società proprietaria del marchio.

Martin Miller's è stato lanciato con successo nel 2003 nel mercato londinese dei *bar* più *trendy* e, dalla fine del 2004, la marca è disponibile anche sul mercato americano, dove i primi segnali di sviluppo sono incoraggianti.

È stato inoltre sottoscritto un contratto tra Reformed Spirits Company Ltd. e Davide Campari-Milano S.p.A., che permette a quest'ultima di esercitare un'opzione per l'acquisto della proprietà del *brand* Martin Miller's Gin. L'opzione sarà esercitabile a partire da gennaio 2009 a un prezzo determinato in funzione del livello delle vendite conseguito nel 2008; non è previsto alcun corrispondente diritto di put a favore di Reformed Spirits Company Ltd.

Incremento dell'imposta sui prodotti alcolici

In Italia, con il D.L. 14 marzo 2005 n. 35 (cosiddetto "decreto competitività") sono state definite nuove aliquote di accisa sia per i prodotti alcolici puri che per gli alcolici intermedi, categoria nella quale rientra anche il *vermouth*. Gli incrementi previsti, sono stati, rispettivamente, del 4,7% e del 11,0% con decorrenza immediata e di analogo ammontare con decorrenza 1° gennaio 2006.

Distribuzione in Italia del portafoglio spirit di Brown-Forman

Con decorrenza 1° maggio 2005, il Gruppo Campari si è aggiudicato la distribuzione in Italia del portafoglio *spirit* del Gruppo statunitense Brown-Forman, uno dei maggiori operatori del settore a livello mondiale.

L'accordo riguarda tutti i *brand* di *spirit* di proprietà di Brown-Forman attualmente disponibili sul mercato italiano, tra cui Jack Daniel's Tennessee Whiskey, il *whisky* americano più venduto nel mondo e uno dei *brand* di alta gamma più dinamici sul mercato italiano; gli altri *brand* oggetto dell'accordo sono il liquore Southern Comfort, il *bourbon* di altissima gamma Woodford Reserve, Tuaca, un liquore a base di *brandy* di origine italiana e Finlandia Vodka.

L'assegnazione al Gruppo Campari dei diritti per il mercato italiano è avvenuta nell'ambito di una ridefinizione degli accordi distributivi completata da Brown-Forman in alcuni mercati europei.

Grazie a questa *partnership* il Gruppo Campari consolida ulteriormente la propria presenza nel mercato italiano tramite l'ampliamento dell'offerta di *spirit* di alta gamma.

Inoltre, l'accordo costituisce un'importante opportunità di rafforzamento nel canale tradizionale (bar e ristoranti) e in particolare nei locali di tendenza, di importanza strategica per il Gruppo.

Distribuzione negli Stati Uniti e in Brasile del portafoglio spirit di C&C

Nel mese di dicembre, il Gruppo Campari si è aggiudicato la distribuzione negli Stati Uniti e in Brasile del portafoglio *spirit* del Gruppo irlandese C&C, un importante operatore del settore, con decorrenza 1° gennaio 2006.

L'accordo riguarda tutti i *brand* di *spirit* di proprietà di C&C, che il Gruppo già distribuiva sul mercato italiano, e in particolare la crema di *whisk* Carolan's, l'*Irish whisky* Tullamore Dew e i liquori Irish Mist e (con l'eccezione del mercato americano) Frangelico.

L'assegnazione al Gruppo Campari dei diritti negli Stati Uniti e in altri mercati internazionali è avvenuta nell'ambito di una ridefinizione degli accordi distributivi completata da C&C a seguito dell'acquisizione del Gruppo Allied Domecq, cui in precedenza era affidata la distribuzione.

Grazie a questa *partnership* il Gruppo Campari consolida ulteriormente la propria presenza nei mercati citati e in particolare in quello americano, in cui questi *brand* hanno una presenza di rilievo.

Distribuzione negli Stati Uniti di Midori

Nel mese di dicembre, il Gruppo Campari, tramite Skyy Spirits, LLC si è aggiudicato la distribuzione negli Stati Uniti del liquore al melone Midori, di proprietà del Gruppo Suntory, un importante operatore del settore, con decorrenza 1° gennaio 2006.

I diritti di commercializzazione del *brand*, che il Gruppo già distribuiva sul mercato italiano, sono stati assegnati a SKYY Spirits, LLC a seguito dell'acquisizione del Gruppo Allied Domecq, cui in precedenza era affidata la distribuzione. Grazie a questa *partnership* Skyy Spirits, LLC consolida ulteriormente la propria presenza nel mercato, in cui Midori ha una presenza di rilievo.

Acquisizione di Teruzzi e Puthod

Il 1° dicembre 2005, il Gruppo Campari ha annunciato di avere siglato, tramite Sella & Mosca S.p.A., un accordo per l'acquisto del 100% di Teruzzi & Puthod S.r.l., di proprietà delle omonime famiglie, per un corrispettivo di € 12 milioni, pari a un multiplo di 6,6 volte l'EBITDA 2004.

Teruzzi & Puthod è nata nel 1974 ed è attualmente la più grande azienda del territorio di San Gimignano e tra le più significative della Toscana, con un'estensione di 194 ettari, dei quali 90 vitati.

Nel 2004 il fatturato di Teruzzi & Puthod è stato di oltre € 4 milioni, di cui oltre l'80% relativo ai mercati di esportazione, in particolare Germania e USA. Il portafoglio dell'azienda senese comprende diversi vini principalmente bianchi tra cui l'importante e complesso Terre di Tufi e la fresca e fruttata Vernaccia di San Gimignano.

Si rimanda al paragrafo 5 – aggregazioni aziendali – della nota integrativa per i dettagli riguardanti l'impatto del neo-consolidamento sui conti del Gruppo.

COMMENTO AI RISULTATI DELL'ESERCIZIO

Andamento delle vendite

Premessa

Il Gruppo Campari, nell'ambito dell'introduzione dei nuovi principi contabili internazionali, in linea con quanto attuato dai principali *player* internazionali del settore *spirit* e *wine*, ha ritenuto opportuno adottare un'interpretazione rigorosa dello IAS 18, relativamente al tema degli oneri che possono essere assimilati a sconti commerciali ai fini della determinazione dei ricavi.

In base all'interpretazione prevalente, i contributi promozionali erogati ai clienti, a fronte di attività da questi svolte sui nostri prodotti e da questi fatturate alle società del Gruppo, sono stati riclassificati come sconti commerciali, quindi con un impatto diretto sulle "Vendite nette"; precedentemente tali oneri erano classificati come promozioni e pertanto venivano rilevati nella linea di conto economico "Pubblicità e promozioni".

Le vendite del 2005 e del 2004 vengono pertanto esposte in osservanza della nuova interpretazione; i contributi promozionali oggetto di riclassifica ammontano a € 31,5 milioni nel 2005 e a € 28,1 milioni nel 2004.

I valori riportati in questo paragrafo della relazione sono espressi, per comodità di lettura, in milioni di Euro, mentre i prospetti e le note al bilancio consolidato sono esposti in migliaia di Euro. Tale semplificazione determina in taluni casi, minime, ma solo apparenti, incoerenze, dovute al fatto che tutti i dati, quali in particolare le variazioni percentuali e le incidenze percentuali, sono comunque sempre calcolati sui valori originari definiti in migliaia di Euro.

Evoluzione generale

Le vendite nette consolidate del 2005, pari a € 809,9 milioni, evidenziano una crescita del 7,8% rispetto all'anno precedente.

	€ milioni	In % sul 2004
– vendite nette 2005	809,9	
– vendite nette 2004	751,1	
Variazione totale	**58,8**	**7,8%**
di cui		
crescita organica al lordo di effetto cambio	31,1	4,1%
crescita esterna	18,8	2,5%
effetto variazioni cambio	8,9	1,2%
Variazione totale	**58,8**	**7,8%**

La variazione totale è stata generata da una crescita organica del 4,1%, da una crescita esterna del 2,5% e da un impatto positivo dei cambi, pari a 1,2%.

La crescita organica (4,1%) è stata conseguita grazie al positivo andamento delle vendite sia dei *core brand*, quali Campari, SKYY Vodka, Cinzano, Aperol e Crodino, sia della quasi totalità degli altri *brand* del Gruppo; ciò ha consentito di assorbire l' impatto negativo causato dall'andamento delle vendite di Campari Mixx, che ha risentito della forte contrazione del mercato dei *ready to drink*, e di Lipton Ice Tea, prodotto di terzi distribuito sul mercato italiano.

Ove si escludessero le vendite di questi soli due marchi, peraltro entrambi a bassa marginalità, il Gruppo evidenzierebbe una crescita organica del 5,8% e una crescita complessiva delle vendite pari al 9,7%.

La crescita esterna del 2,5% è stata determinata dalle vendite dei *brand* di terzi di cui il Gruppo ha iniziato la distribuzione nel corso dell'anno: principalmente il *whisky* americano Jack Daniel's sul mercato italiano e, in misura minore, il *gin ultra premium* Martin Miller's, sul mercato statunitense.

Infine, per quanto concerne i tassi di cambio, la variazione dei valori medi del 2005 rispetto a quelli dello scorso anno ha determinato un impatto positivo sulle vendite, complessivamente pari a 1,2%, dovuto principalmente alla rivalutazione del Real brasiliano (+19,5%).

Come evidenziato nella tabella, infatti, il cambio del Dollaro USA ha fatto registrare valori medi annuali praticamente invariati, nonostante siano intervenute, nel corso dell'arco di tempo considerato, consistenti oscillazioni.

Cambi medi dell'esercizio	2005	2004	Variazione %
US$ x 1 €	1,245	1,243	
€ x 1 US$	0,8035	0,8043	–0,1%
BRC x 1 €	3,040	3,634	
€ x 1 BRC	0,3289	0,2752	19,5%
CHF x 1 €	1,548	1,544	
€ x 1 CHF	0,6459	0,6477	–0,3%
JPY x 1 €	136,867	134,387	
€ x 1000 JPY	7,3064	7,4412	–1,8%

Vendite per area geografica

Le vendite nette del 2005 hanno evidenziato un andamento positivo in tutte le aree geografiche, seppure con tassi di crescita differenti.

A fine anno, la ripartizione delle vendite risulta pertanto lievemente modificata rispetto al 2004, con l'Italia che scende dal 48,4% al 47,1% del totale, mentre l'area Americhe incrementa il suo peso relativo, arrivando a toccare il 30% delle vendite (28,6% nel 2004).

L'Europa e l'area Resto del mondo (che include anche le vendite mondiali realizzate nel canale *duty free*) mantengono sostanzialmente invariata la loro incidenza, rispettivamente pari al 18,7% e al 4,3%.

Le due tabelle mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite nette per area e, la seconda, la scomposizione dell'evoluzione totale di ciascuna area, nelle tre componenti di variazione organica, effetto di perimetro ed effetto cambio.

Vendite per area geografica	2005		2004		Variazione %
	€ milioni	%	€ milioni	%	2005/2004
Italia	381,5	47,1%	363,6	48,4%	4,9%
Europa	151,7	18,7%	141,8	18,9%	6,9%
Americhe	242,0	29,9%	214,6	28,6%	12,8%
Resto del mondo e duty free	34,8	4,3%	31,1	4,1%	11,9%
Totale	**809,9**	**100,0%**	**751,1**	**100,0%**	**7,8%**

Analisi della variazione % delle vendite per area geografica	variazione in % totale 2005/2004	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Italia	4,9%	4,8%	0,1%	0,0%
Europa	6,9%	0,0%	6,9%	0,0%
Americhe	12,8%	0,3%	7,9%	4,6%
Resto del mondo e duty free	11,9%	1,9%	13,0%	-3,0%
Totale	**7,8%**	**2,5%**	**4,1%**	**1,2%**

In **Italia**, le vendite del 2005 sono state pari a € 381,5, milioni, con una crescita complessiva del 4,9% rispetto allo scorso anno.

Le vendite del Gruppo sul mercato italiano hanno beneficiato dell'avvio, a partire dal mese di maggio, della distribuzione di Jack Daniel's e degli altri *brand* di Brown-Forman, che hanno determinato una crescita esterna quantificabile nel 4,8%.

La parte organica del *business* ha evidenziato percontro una sostanziale stabilità delle vendite, con una crescita contenuta a 0,1%.

È tuttavia opportuno evidenziare che tale risultato complessivo, negativamente influenzato dall'andamento di Campari Mixx e di Lipton Ice Tea, è stato conseguito grazie a una *performance* positiva di tutti i marchi principali.

Ove si escludesse l'impatto negativo di questi due prodotti, come detto di ridotta capacità contributiva, le vendite del mercato italiano evidenzierebbero una crescita totale del 8,2%, con uno sviluppo organico del *business* pari al 2,8%.

Tra i marchi principali, il 2005 ha registrato ancora una volta un andamento decisamente positivo per Aperol e per il *vermouth* Cinzano, mentre Campari, Campari Soda e Crodino hanno mostrato una crescita solida ma più contenuta.

Molto soddisfacente continua inoltre a essere il *trend* di sviluppo di SKYY Vodka che, per quanto distribuita esclusivamente nel canale *on trade*, ha raggiunto volumi di vendita che rendono l'Italia il secondo mercato di esportazione della marca, dopo il Canada.

In **Europa** le vendite nette dell'anno sono state pari a € 151,7 milioni, con una crescita del 6,9% determinata dall'andamento positivo sia dei due mercati principali dell'area, Germania e Svizzera, sia degli altri paesi europei di importanza strategica per lo sviluppo del Gruppo.

Per quanto concerne il mercato tedesco, il 2005 rappresenta un anno importante, in cui si sono colti i frutti degli sforzi compiuti nel triennio precedente.

Infatti, se da un lato è innegabile che la ripresa dell'economia locale ha favorito i consumi, dall'altro gli interventi sull'organizzazione commerciale locale e l'attività di riposizionamento dei *brand* principali, sono stati i catalizzatori della crescita delle vendite di tutto il portafoglio: Campari e gli spumanti Cinzano *in primis*, ma anche Ouzo 12 e Cinzano *vermouth*.

Nell'area **Americhe**, le vendite del Gruppo, pari a € 242,0 milioni, evidenziano una crescita complessiva del 12,8% rispetto al 2004.

Tale variazione è imputabile principalmente alla robusta crescita organica (7,9%), in misura minore a un positivo effetto cambio (4,6%) e, marginalmente (0,3%), alla crescita esterna.

Le due tabelle successive forniscono un ulteriore dettaglio delle vendite dell'area Americhe, evidenziando i dati disaggregati degli Stati Uniti e del Brasile che, congiuntamente, rappresentano più del 95% di quest'area.

Dettaglio vendite dell'area Americhe	2005 € milioni	2005 %	2004 € milioni	2004 %	Variazione % 2005/2004
USA	170,4	70,4%	158,2	73,7%	7,7%
Brasile	61,0	25,2%	46,9	21,9%	29,9%
Altri paesi	10,6	4,4%	9,5	4,4%	11,6%
Totale	**242,0**	**100,0%**	**214,6**	**100,0%**	**12,8%**

Analisi della variazione % delle vendite dell'area Americhe	variazione % totale 2005/2004	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
USA	7,7%	0,4%	7,5%	-0,1%
Brasile	29,9%	0,0%	8,7%	21,2%
Altri paesi	11,6%	0,0%	11,0%	0,6%
Totale	**12,8%**	**0,3%**	**7,9%**	**4,6%**

Le vendite negli **Stati Uniti** continuano a evidenziare uno sviluppo organico positivo (7,5%), grazie all'andamento del *core brand* SKYY Vodka, anche nel 2005 in crescita a due cifre.

Altrettanto positiva continua a essere inoltre la *performance* di *tequila* 1800, marchio di terzi distribuito dal Gruppo nel mercato statunitense.

L'avvio della commercializzazione del *gin ultra premium* Martin Miller's ha generato infine un apporto di crescita esterna del 0,4%, mentre i cambi hanno avuto un impatto irrilevante.

Anche in **Brasile** l'anno si è chiuso con un risultato delle vendite più che soddisfacente: la crescita organica rispetto al 2004 è stata infatti del 8,7% ed è stata trainata dalle vendite dell'*aguardiente* Dreher, degli *admix whisky* Old Eight e Drury's nonché di Cynar.

In virtù della forte rivalutazione del Real brasiliano, che ha determinato un effetto cambio positivo importante (21,2%), la crescita complessiva delle vendite nette sul mercato brasiliano è stata pari a 29,9%.

Tra gli altri paesi dell'area Americhe, che complessivamente hanno evidenziato una crescita organica del 11,0%, l'andamento delle vendite è stato positivo nei tre mercati principali, Canada, Messico e Argentina.

Nell'area geografica complementare **Resto del mondo**, le vendite del 2005 sono state pari a € 34,8 milioni, con una crescita del 11,9%.

L'area, che include le vendite effettuata nel canale *duty free*, anch'esse in crescita a due cifre, ha un'incidenza sulle vendite totali del Gruppo limitata al 4,3%.

L'andamento delle vendite è stato positivo in tutti i continenti (Asia, Africa e Oceania) e la performance migliore è stata conseguita sui mercati australiano e neozèlandese.

Vendite per area di business

Le vendite del Gruppo Campari del 2005 sono state caratterizzate da un ulteriore positivo sviluppo dei due *core business spirit* e *wine* e da una leggera contrazione del segmento *soft drink*, come evidenziato nelle due tabelle successive.

Vendite per segmento	2005		2004		Variazione %
	€ milioni	%	€ milioni	%	2005/2004
Spirit	551,5	68,1%	493,1	65,6%	11,9%
Wine	125,2	15,5%	120,8	16,1%	3,6%
Soft drink	124,9	15,4%	127,4	17,0%	-1,9%
Altre vendite	8,3	1,0%	9,9	1,3%	-15,9%
Totale	**809,9**	**100,0%**	**751,1**	**100,0%**	**7,8%**

Analisi della variazione % delle vendite per segmento	Totale variazione% 2005/2004	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Spirit	11,9%	3,8%	6,2%	1,8%
Wine	3,6%	0,0%	3,7%	-0,1%
Soft drink	-1,9%	0,0%	-1,9%	0,0%
Altre vendite	-15,9%	0,0%	-16,2%	0,3%
Totale	**7,8%**	**2,5%**	**4,1%**	**1,2%**

Spirit

Nel 2005, gli *spirit* hanno realizzato vendite nette per € 551,5 milioni, raggiungendo un'incidenza sul totale delle vendite del Gruppo pari al 68,1%.

La crescita complessiva, pari al 11,9%, è stata trainata dal buon andamento dei marchi principali, che hanno generato una interessante crescita organica (6,2%), i nuovi accordi distributivi hanno generato una crescita esterna del 3,8%, mentre il contributo derivante dall'andamento dei cambi è stato pari a 1,8%.

In particolare, le vendite di **Campari** sono incrementate del 4,1% (5,8% a cambi correnti, grazie al positivo effetto cambio del Real brasiliano).

In relazione ai tre *key market* di questo *brand*, l'andamento delle vendite è stato particolarmente positivo in Germania, dove la marca ha evidenziato incoraggianti segnali di ripresa dopo un 2004 difficile, in cui si sovrapposero fattori negativi sia climatici che macroeconomici.

In Italia invece la marca continua a mostrare una posizione di notevole solidità, con una crescita delle vendite contenuta ma costante.

Nel corso dell'anno è stata realizzata una nuova campagna pubblicitaria televisiva, efficace e supportata da un consistente investimento *media*.

In Brasile infine, escludendo il forte impatto positivo del cambio, Campari, penalizzato dai ripetuti aumenti di prezzo effettuati nel corso degli anni precedenti, ha chiuso l'anno con vendite stabili.

Fra tutti gli altri mercati, si segnalano buoni risultati di vendita in Francia, Spagna Regno Unito e Giappone.

Il *brand* **SKYY** (*vodka*, *flavour* e *SKYY90*), nel corso del 2005 ha messo a segno una crescita organica delle vendite complessivamente pari al 8,9%, ovvero del 7,7% se si escludesse l'impatto favorevole del lancio di SKYY90.

Il *trend* positivo continua ad essere generato dall'ottima performance della marca negli Stati Uniti (+6,9% in valuta locale), dove il *core brand* SKYY Vodka ancora una volta ha realizzato una crescita a due cifre, mentre le vendite della gamma *flavours* sono risultate in flessione rispetto allo scorso anno.

Le vendite internazionali di SKYY, con una crescita superiore al 30%, contribuiscono allo sviluppo complessivo della marca in modo sempre più consistente, e arrivano a rappresentare il 15% dei volumi di vendita totali della marca.

I due principali mercati d'esportazione restano Italia e Canada, ma l'elenco dei paesi in cui il *brand* ha raggiunto volumi significativi cresce progressivamente: tra questi Australia, Messico, Gran Bretagna, Germania e Grecia.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, hanno chiuso il 2005 in crescita del 1,4%.

Nell'ultimo trimestre la marca ha recuperato il leggero ritardo accumulato nella prima parte dell'anno, anche grazie al positivo impatto di una *consumer promotion* e della relativa campagna pubblicitaria a supporto che, nel 2004, avevano avuto una programmazione anticipata rispetto al 2005.

Aperol, anche nel 2005 ha realizzato una *performance* assolutamente positiva, con una crescita delle vendite nette del 23,2%.

Il mercato italiano, che costituisce più del 90% delle vendite del *brand*, continua a essere il principale propulsore di questa fortissima crescita, con tassi di crescita stabilmente a due cifre, a ulteriore conferma della validità dell'operazione di acquisizione.

A livello di mercati internazionali, si conferma molto buono lo sviluppo delle vendite sul mercato tedesco.

I ***brand*** **brasiliani**, complessivamente, hanno incrementato le vendite in valuta locale del 9,6%, grazie al *trend* positivo sia dell'*aguardiente* **Dreher** che degli ***admix whisky*** Old Eight e Drury's.

Per effetto della forte rivalutazione del Real brasiliano, l'incremento a cambi correnti è stato del 31%.

Le vendite di **Cynar** sono cresciute del 16,2% a cambi costanti e del 20,4% a cambi reali.

Questa *performance* particolarmente positiva è dovuta principalmente all'avvio delle vendite di questo prodotto nel mercato brasiliano e, in misura minore, al cambio di distributore in Svizzera.

In Brasile, venuti meno i diritti di licenza di terzi relativi al marchio Cynar, nella seconda parte del 2004 Campari do Brasil Ltda. ha iniziato a produrre e distribuire questo *brand*, che localmente gode di una posizione di *leadership*.

Sul mercato svizzero il Gruppo nel corso del 2004 ha assunto la distribuzione diretta, tramite Campari Schweiz A.G.

L'andamento delle vendite sul mercato italiano è stato invece lievemente negativo.

Le vendite di **Ouzo 12**, cresciute complessivamente del 2,1% rispetto al 2004, evidenziano un andamento positivo per i due mercati principali, Germania e Grecia, nei quali nel corso dell'anno è stato introdotto con successo un nuovo *packaging*.

Sul mercato greco, tuttavia, a fronte di una crescita a due cifre dei volumi si è registrata una leggera contrazione delle vendite a valore, causata dalla minore incidenza dei formati "confezioni regalo", a maggior prezzo, i cui volumi avevano beneficiato nell'esercizio precedente dell'effetto Giochi Olimpici di Atene.

Le vendite di **Campari Mixx** hanno avuto una contrazione importante, vicina al 60%, interamente imputabile alla brusca riduzione dei consumi di *ready to drink* nel mercato italiano.

È opportuno ricordare che l'Italia costituisce ormai il solo mercato attivo per questo *brand*, dopo che, a seguito degli inasprimenti fiscali volti a colpire la categoria, il Gruppo, fin dall'inizio dello scorso anno, ha interrotto i progetti di distribuzione che erano stati attivati in altri mercati europei.

Per quanto concerne il mercato italiano, inoltre, constatato il forte ridimensionamento della categoria, si è attuata una progressiva diminuzione degli investimenti pubblicitari che, se da un lato ha consentito di minimizzare l'impatto negativo sulla profittabilità indotto dal calo delle vendite, dall'altro non ha impedito al *brand*, anche nel corso del 2005, di migliorare la sua quota di mercato.

Le vendite nette del mirto e degli altri liquori tipici **Zedda Piras** sono state in linea con quelle dello scorso anno, evidenziando una crescita contenuta al 0,5%.

Gli altri marchi di *spirit* del Gruppo, Biancosarti, Aperol Soda e i liquori Barbieri, hanno chiuso il 2005 con una lieve contrazione delle vendite.

Per quanto concerne i ***brand* di terzi**, gli accordi distributivi finalizzati nel corso del 2005 hanno portato una crescita del 3,8% rispetto alle vendite di *spirit* del 2004, arricchendo contestualmente il portafoglio del Gruppo di *brand* prestigiosi, come il *whisky* americano Jack Daniel's.

Relativamente alle vendite degli altri più importanti prodotti in distribuzione, si rileva:

- un incremento del 14,9% per ***tequila* 1800** sul mercato statunitense (14,8% a cambi correnti); tre anni di crescita ininterrotta a due cifre per questo *brand*, le cui vendite apparivano in situazione di stallo prima dell'avvio dell'accordo distributivo con Skyy Spirits, LLC, testimoniano la focalizzazione delle strutture *marketing* e commerciali del Gruppo;
- una crescita del 3,7% per **Jägermeister** che, nel maturo mercato italiano degli amari continua a mostrare una relativa dinamicità;
- una contrazione complessiva del 5,6% per gli ***Scotch whisky*** (–4,0% a cambi correnti), dovuta alla contrazione delle vendite nei tre mercati (Stati Uniti, Brasile e Italia) in cui il Gruppo distribuisce *brand* di terzi appartenenti a questa categoria.

Wine

Le vendite nette degli *wine* del 2005 sono state pari a € 125,2 milioni, in crescita del 3,6% rispetto allo scorso anno.

Nell'esercizio non vi è stato alcun contributo di crescita esterna e l'impatto dei cambi è stato del tutto trascurabile (–0,1%).

Tra i *brand* principali si evidenzia l'ottima *performance* del ***vermouth* Cinzano**, che ha riportato una crescita del 16,0% (+16,6% a cambi correnti).

È opportuno evidenziare, in positivo, che la crescita, precedentemente limitata ad un numero contenuto di mercati, si è diffusa alla maggior parte di essi, con Germania, Italia, Spagna, Russia e Polonia tra i più significativi casi di successo.

Gli **spumanti Cinzano** hanno incrementato le vendite del 1,0% (+0,9% a cambi correnti).

Il risultato, determinato da differenti andamenti del *brand* nei due principali mercati (Germania e Italia), nel complesso può essere valutato positivamente; nel mercato tedesco, dove nel mese di luglio è stato introdotto il nuovo *packaging*, le vendite dell'anno sono aumentate e, in particolare, il secondo semestre dell'anno ha evidenziato una accelerazione della crescita.

Al tempo stesso si intravedono a breve termine altrettanto interessanti opportunità di sviluppo per il mercato italiano, dove l'introduzione del nuovo *packaging* è prevista per il 2006.

Le vendite di **Riccadonna** continuano ad avere un *trend* decisamente positivo, +14,1% a cambi costanti e +11,7% a cambi correnti.

Il marchio, acquisito dal Gruppo all'inizio dello scorso anno, e già precedentemente distribuito in alcuni importanti mercati internazionali, quali l'Australia, rafforza la propria posizione di mercato.

I vini **Sella & Mosca** hanno realizzato una crescita delle vendite del 1,0%, ovvero del 1,3% a cambi correnti.

Lo sviluppo della marca, pur complessivamente positivo, appare rallentato dalla accresciuta competitività rilevata nei mercati internazionali.

Infine le vendite del 2005 appaiono in crescita anche per lo spumante **Mondoro** (+7,6% a cambi costanti e +7,3% a cambi correnti), grazie al buon risultato conseguito in Russia, *core market* di questo *brand*, nonché, in misura minore, all'ampliamento distributivo a nuovi mercati.

Soft drink

I *soft drink* hanno realizzato vendite complessive per € 124,9 milioni, in flessione del 1,9% rispetto al corrispondente periodo dello scorso anno.

Tra i *brand* di questo segmento, l'andamento è stato comunque positivo per **Crodino**, che ha realizzato una crescita del 3,2%, interamente realizzata nel mercato italiano in cui la marca mantiene una solida *leadership*.

Le vendite di **Lemonsoda**, **Oransoda** e **Pelmosoda** hanno evidenziato una variazione positiva del 1,2%, mentre il *business* marginale delle **acque minerali** registra una flessione del 4,1%.

In sintesi, il *trend* del segmento *soft drink* è stato condizionato da un solo significativo risultato negativo, quello di **Lipton Ice Tea**, marchio di terzi distribuito sul mercato italiano, le cui vendite hanno avuto una contrazione del 12,6%.

Altre vendite

Questo segmento marginale, che include i ricavi derivanti dalle attività di **co-packing** e dalla vendita a terzi di materie prime e semilavorati, rappresenta il 1,0% delle vendite del Gruppo.

Nel 2005 le "altre vendite" sono state pari a € 8,3 milioni e hanno evidenziato una contrazione per entrambe le attività complessivamente pari al 15,9% rispetto allo scorso anno.

CONTO ECONOMICO CONSOLIDATO

La tabella seguente presenta il conto economico consolidato del 2005, redatto secondo i nuovi principi contabili internazionali e confrontato con quello dello scorso anno conformemente riclassificato.

Nel 2005 il Gruppo Campari ha conseguito risultati economici positivi, con una crescita di tutti gli indici di redditività e in particolare del risultato operativo, incrementato del 10,3%.

	2005		2004		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**809,9**	**100,0%**	**751,1**	**100,0%**	**7,8%**
Costo del venduto	(345,1)	–42,6%	(316,6)	–42,1%	9,0%
Margine lordo	**464,9**	**57,4%**	**434,6**	**57,9%**	**7,0%**
Pubblicità e promozioni	(139,7)	–17,2%	(131,3)	–17,5%	6,4%
Costi di vendita e distribuzione	(90,3)	–11,1%	(84,1)	–11,2%	7,4%
Margine commerciale	**234,8**	**29,0%**	**219,2**	**29,2%**	**7,1%**
Spese generali e amministrative e altri oneri e proventi operativi	(55,7)	–6,9%	(54,7)	–7,3%	1,8%
Risultato della gestione ordinaria	**179,1**	**22,1%**	**164,4**	**21,9%**	**8,9%**
Altri (oneri) e proventi non ordinari	4,7	0,6%	2,2	0,3%	113,6%
Risultato Operativo	**183,9**	**22,7%**	**166,7**	**22,2%**	**10,3%**
Proventi (oneri) finanziari netti	(9,9)	–1,2%	(9,6)	–1,3%	3,1%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,3	0,0%	0,0	0,0%	
Utile prima delle imposte	**174,2**	**21,5%**	**157,1**	**20,9%**	**10,9%**
Imposte	(51,2)	–6,3%	(43,1)	–5,7%	18,8%
Utile netto	**123,1**	**15,2%**	**114,0**	**15,2%**	**8,0%**
Interessi di minoranza	(5,0)	–0,6%	(17,1)	–2,3%	–70,8%
Utile netto del Gruppo	**118,0**	**14,6%**	**96,9**	**12,9%**	**21,8%**
Ammortamenti materiali	(15,7)	1,9%	(15,7)	–2,1%	0,0 %
Ammortamenti immateriali	(1,7)	0,2%	(2,1)	–0,3%	–19,0%
Totale ammortamenti	**(17,4)**	**–2,1%**	**(17,8)**	**–2,4%**	**–2,2%**
EBITDA	**201,3**	**24,9%**	**184,5**	**24,5%**	**9,1%**
EBITDA prima di altri oneri e proventi non ordinari	196,6	24,3%	182,3	24,2%	7,8%

Le **vendite nette** del 2005 hanno superato la soglia di € 800 milioni, con una crescita del 7,8%; il loro andamento per area geografica e per *brand*, è stato analizzato nei paragrafi precedenti.

Relativamente alle altre voci del conto economico, il **margine lordo** ha evidenziato una crescita del 7,0%, con un'incidenza percentuale sulle vendite del 57,4%, lievemente più contenuta rispetto a quella dello scorso anno, in cui il **costo del venduto** aveva avuto un peso inferiore di 0,4 punti percentuali.

Il costo dei materiali, che rappresenta la parte più rilevante e interamente variabile del costo del venduto, ha avuto nel 2005 un'incidenza sulle vendite pari al 35,9%, superiore di 0,7 punti percentuali rispetto al 2004.

Tale fenomeno è interamente attribuibile alla lieve crescita del peso dei *brand* di terzi, a minore marginalità rispetto ai *brand* propri, conseguente all'avvio, nel corso dell'anno, di nuovi accordi di distribuzione.

I costi di produzione hanno invece ridotto la loro incidenza sulle vendite di 0,3 punti percentuali e, rispetto al 2004, sono incrementati solo del 3,7%.

Tale risultato può essere considerato positivo, alla luce del fatto che nel corso dell'anno è stata realizzata l'ultima fase del piano di riorganizzazione industriale definito nel 2002; in particolare si è proceduto all'interruzione delle produzioni di Campari e CampariSoda presso lo stabilimento di Sesto San Giovanni, al trasferimento delle loro linee produttive a Novi Ligure e all'avvio delle produzioni nel nuovo stabilimento.

A partire dal 2006, pertanto, il Gruppo beneficerà pienamente delle sinergie previste da questo progetto di riorganizzazione.

I **costi per pubblicità e promozioni** sono stati pari al 17,2% delle vendite, con un'incidenza lievemente inferiore allo scorso anno (17,5%).

Il livello degli investimenti pubblicitari su tutti i *core brand* del Gruppo, come previsto è cresciuto in valore assoluto e si è mantenuto costante in termini di incidenza sulle vendite.

La lieve contrazione complessiva (0,3%) dell'incidenza della spesa pubblicitaria sulle vendite è imputabile ai nuovi prodotti in distribuzione; in particolare, il conto economico di *Jack Daniel's*, a fronte di elevati investimenti promozionali e pubblicitari, beneficia di importanti contributi da parte del proprietario del marchio.

I costi di **vendita e distribuzione** hanno mantenuto sostanzialmente invariata al 11,1% la loro incidenza sulle vendite (11,2% nel 2004); la variazione complessiva di tali costi è stata del 7,4% ed è attribuibile a un aumento dei costi variabili di vendita e delle strutture di *marketing*, a fronte del quale si evidenzia peraltro un relativo contenimento dei costi di trasporto.

Il **margine commerciale** del 2005 è stato pari a € 234,8 milioni, con una crescita totale del 7,1% rispetto allo scorso anno, così attribuibile:

- per il 5,7% alla crescita organica;
- per il 1,1% alla crescita esterna (relativa ai nuovi accordi di distribuzione);
- per il 0,3% al positivo effetto cambio.

La voce **spese generali e amministrative** e **altri oneri e proventi operativi**, evidenzia una crescita complessiva del 1,8% e una riduzione dell'incidenza percentuale sulle vendite, che passa dal 7,3% dello scorso anno al 6,9% del 2005.

Le spese generali propriamente dette crescono in misura superiore all'inflazione, anche per effetto di oneri non ricorrenti per consulenze organizzative; per contro, il conto economico del 2005 beneficia in misura maggiore dello scorso anno di sopravvenienze e altri proventi operativi.

Si ricorda che con l'adozione dei nuovi principi contabili internazionali (IAS 38), viene meno l'ammortamento delle differenze di consolidamento e dei marchi aventi vita utile indefinita.

Conseguentemente, la voce "ammortamento relativo all'avviamento e ai marchi" non compare nella struttura di conto economico adottata ai fini IAS/IFRS dei due periodi posti a confronto.

Inoltre, nella nuova rappresentazione di conto economico adottata dal Gruppo Campari, è stato introdotto il livello di redditività definito "risultato della gestione ordinaria", al fine di dare continuità di analisi rispetto agli indicatori di redditività precedentemente utilizzati.

L'introduzione dei principi contabili internazionali ha infatti comportato l'obbligo di riclassificare sopra il nuovo risultato operativo i proventi e gli oneri che, secondo i principi contabili precedentemente in uso, venivano considerati straordinari, quali le plusvalenze, le minusvalenze, le svalutazioni di attività non correnti e gli accantonamenti a fondi ristrutturazione.

Tali proventi e oneri "non ordinari" mantengono pertanto una collocazione in una voce separata, posta tra il risultato della gestione ordinaria e il nuovo risultato operativo.

Il **risultato della gestione ordinaria** del 2005 è stato di € 179,1 milioni, in crescita del 8,9% rispetto allo scorso anno.

La voce **proventi e oneri non ordinari** evidenzia nel periodo un saldo netto positivo di € 4,7 milioni, determinato da una plusvalenza realizzata sulla vendita di proprietà immobiliari in Svizzera per € 1,9 milioni e da sopravvenienze attive nette di natura straordinaria, correlate all'acquisizione brasiliana del 2001, per € 2,2 milioni.

Nello stesso periodo dello scorso anno la voce evidenziava un saldo netto, sempre positivo, di € 2,2 milioni.

Il **risultato operativo** del 2005 è stato pari a € 183,9 milioni, porta una crescita del 10,3% rispetto allo scorso anno ed evidenzia un positivo incremento della redditività, passando dal 22,2% al 22,7%.

Il risultato operativo sconta **ammortamenti** per € 17,4 milioni, in leggera contrazione rispetto allo scorso anno (€ 17,8 milioni); gli ammortamenti relativi alle immobilizzazioni materiali sono stati € 15,7 milioni, in linea con il 2004, mentre quelli sulle immobilizzazioni immateriali, pari a € 1,7 milioni, evidenziano una contrazione di € 0,4 milioni.

Si rammenta che la voce ammortamenti immateriali, conseguentemente all'adozione degli IAS/IFRS, non include più l'ammortamento relativo all'avviamento e ai marchi, che nel conto economico redatto secondo i principi contabili italiani ne costituiva la parte preponderante e veniva evidenziato in una linea separata.

Conseguentemente, per il venire meno di tale onere e della relativa linea di conto economico, "ammortamento relativo all'avviamento e ai marchi", l'indicatore EBITA non ha più ragione di essere evidenziato in quanto, di fatto, coincide con il risultato della gestione ordinaria.

L'EBITDA, ovvero il risultato operativo prima di tutti gli ammortamenti, materiali e immateriali, è stato pari a € 201,3 milioni, con una crescita del 9,1% rispetto allo scorso anno.

L'EBITDA prima di proventi e oneri non ordinari è stato di € 196,6 milioni in crescita del 7,8%.

Sia il valore assoluto che il tasso di crescita espressi da questo indicatore di redditività sono inferiori rispetto a quelli rilevati per l'EBITDA, come evidente conseguenza del fatto che gli oneri e proventi non ordinari riportano un saldo netto positivo e in crescita rispetto a quelli del 2004.

Relativamente alle principali voci del conto economico esposte sotto il risultato operativo, gli **oneri finanziari netti** del periodo sono stati pari a € 9,9 milioni e crescono di € 0,3 milioni rispetto allo scorso anno.

Nel 2005, il livello di indebitamento medio è stato superiore all'anno precedente per effetto dell'acquisto del 30,1% di Skyy Spirits, LLC, perfezionato alla fine del mese di febbraio; il conseguente impatto negativo sugli oneri finanziari netti è stato tuttavia attenuato, in parte dalla progressiva riduzione di debito intervenuta nel corso dell'esercizio, conseguente alla generazione di cassa, e in parte da un positivo effetto cambio sui proventi finanziari relativi alla liquidità di Campari do Brasil ltda.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto**, porta come saldo un utile di € 0,3 milioni, che si confronta con un saldo di pareggio dello scorso anno.

Le entità consolidate con il metodo del patrimonio netto sono quattro società commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in importanti mercati europei: Belgio, Olanda, Regno Unito e Spagna.

L'**utile prima delle imposte** del 2005 è stato pari a € 174,2 milioni, in crescita del 10,9% rispetto a quello dello scorso anno.

Le **imposte** di competenza dell'esercizio sono state pari a € 51,2 milioni, in crescita del 18,8% rispetto a quelle del 2004, pari a € 43,1 milioni.

La deduzione degli **interessi di minoranza**, ovvero la quota di utile netto di competenza di terzi, è stata di € 5,0 milioni, sensibilmente inferiore rispetto a quella rilevata lo scorso anno e pari a € 17,1 milioni.

Tale voce è costituita quasi esclusivamente dalla quota di utili realizzati da Skyy Spirits, LLC di pertinenza di terzi; nonostante l'aumento di detti utili, la quota di terzi diminuisce per effetto dell'acquisto nel mese di febbraio del 30,1% della società da parte del Gruppo.

L'**utile netto del Gruppo** dell'esercizio 2005 è stato pertanto di € 118,0 milioni e ha evidenziato una consistente crescita a due cifre, pari al 21,8%, rispetto allo scorso anno.

Redditività per area di *business*

Lo IAS 14 prevede venga fornito un approfondimento economico settoriale, sia per segmenti di attività che per aree geografiche, identificando fra questi due il settore di analisi ritenuto primario e oggetto di un'informativa più completa.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per segmenti di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite.

Di seguito viene esposta un'analisi dei risultati economici disaggregati per segmento di attività; si rimanda altresì alla nota integrativa sia per quanto concerne le informazioni patrimoniali relative ai quattro segmenti di attività, che per l'informativa secondaria, relativa alle aree geografiche.

Il livello di redditività considerato più efficace per misurare la *performance* dei singoli segmenti è il margine commerciale, che mostra la profittabilità generata da ricavi e costi direttamente imputabili ai singoli prodotti.

Nel 2005, il margine commerciale consolidato del Gruppo è stato di € 234,8 milioni, in crescita del 7,1% rispetto all'anno precedente.

La tabella seguente presenta l'evoluzione del margine commerciale per ciascuna area di *business* e la riconciliazione con il margine commerciale consolidato del Gruppo, per entrambi i periodi.

Margine commerciale	2005		2004		2005/2004
	€ milioni	% su totale	€ milioni	% su totale	var %
Spirit	189,6	80,2%	176,7	79,9%	7,3%
Wine	14,1	6,0%	13,6	6,1%	3,9%
Soft drink	31,1	13,2%	29,2	13,2%	6,5%
Altro	1,5	0,6%	1,6	0,7%	-7,5%
Margine commerciale delle aree di *business*	**236,3**	**100,0%**	**221,1**	**100,0%**	**6,9%**
Costi di produzione non allocati	(1,4)		(1,9)		
Margine commerciale consolidato	**234,8**		**219,2**		**7,1%**

Coerentemente con quanto fatto lo scorso anno, anche per il 2005 si ritiene opportuno evidenziare la parte di oneri industriali, relativi allo stabilimento di Novi Ligure, non direttamente allocabile ai *brand* in esso prodotti: € 1,4 milioni rispetto a €1,9 milioni del 2004.

Si rammenta infatti che, solo nella seconda parte dell'anno, la nuova importante realtà industriale del Gruppo, ha iniziato le produzioni di Campari e CampariSoda, che, come previsto, si sono aggiunte a quelle di Cinzano, Cynar, Jägermeister e Biancosarti, avviate a Novi Ligure all'inizio del 2004.

Per ciascuno dei quattro segmenti, si presentano di seguito due tabelle: una con la sintesi dell'evoluzione dei conti economici (in termini di valori assoluti, di incidenze percentuali e di variazioni intervenute nei due esercizi posti a confronto), l'altra con la scomposizione delle variazioni intervenute, nelle tre componenti di variazione organica lorda, effetto cambio ed effetto della variazione del perimetro di consolidamento.

Redditività spirit

Nel 2005 gli *spirit* hanno generato un margine commerciale di € 189,6 milioni, pari al 34,4% delle vendite del segmento, a conferma del fatto che gli *spirit* rappresentano il *business* del Gruppo con il più alto livello di profittabilità.

A fronte di uno sviluppo delle vendite nette del 11,9%, il margine commerciale ha evidenziato una crescita più contenuta, pari al 7,3%, come conseguenza dell'effetto diluitivo relativo alla crescita esterna e all'impatto dei cambi.

La parte organica del *business* infatti, grazie alle buone *performance* di SKYY Vodka, Aperol e Campari, ha portato una crescita di profittabilità (+5,3%) in linea con la crescita delle vendite.

Al contrario, i nuovi accordi di distribuzione, a fronte di un apporto del 3,8% alla crescita delle vendite totali degli *spirit* del Gruppo, hanno contribuito solo per il 1,4% alla crescita del margine commerciale.

	2005		2004		variazione
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	in %
Vendite nette	551,5	100,0%	493,1	100,0%	11,9%
Margine lordo	353,4	64,1%	327,1	66,3%	8,0%
Margine commerciale	189,6	34,4%	176,7	35,8%	7,3%

Analisi della variazione % della redditività *spirit*	Variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	11,9%	6,2%	1,8%	3,8%
Margine lordo	8,0%	5,6%	1,2%	1,2%
Margine commerciale	7,3%	5,3%	0,7%	1,4%

Redditività wine

Nel 2005, il margine commerciale degli *wine* è stato di € 14,1 milioni, in crescita del 3,9% rispetto allo scorso anno, confermando un livello di redditività in rapporto alle vendite del 11,3%, strutturale al segmento e inferiore rispetto a quello degli *spirit*.

A cambi costanti, la variazione organica del margine commerciale degli *wine* è stata del 8,0% e la crescita della profittabilità del 2005 è attribuibile al *vermouth* Cinzano e agli spumanti Riccadonna.

Il 2005 è stato invece un anno di transizione per la redditività degli spumanti Cinzano che, a fronte di una crescita delle vendite relativamente contenuta, hanno visto un incremento considerevole degli investimenti promozionali e pubblicitari, in particolare sul mercato tedesco, dove è in corso l'attività di riposizionamento del *brand*.

	2005		2004		variazione
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	in %
Vendite nette	125,2	100,0%	120,8	100,0%	3,6%
Margine lordo	53,4	42,6%	50,8	42,1%	4,9%
Margine commerciale	14,1	11,3%	13,6	11,2%	3,9%

Analisi della variazione % della redditività *Wine*	Variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	3,6%	3,7%	–0,1%	
Margine lordo	4,9%	5,8%	–0,8%	
Margine commerciale	3,9%	8,0%	–4,1%	

Redditività soft drink

Il margine commerciale dei *soft drink* è stato pari a € 31,1 milioni, con un'incidenza sulle vendite nette del 24,9% e un tasso di crescita, rispetto allo scorso anno, pari al 6,5%.

Non si rilevano nel corso dell'esercizio effetti cambio o perimetro.

Le vendite nette del segmento, come precedentemente analizzato, hanno visto una contrazione complessiva del 1,9%; la redditività è al contrario cresciuta grazie alla buona *performance* di Crodino che, tra i *brand* di quest'area di *business*, evidenzia la più alta marginalità.

Un contributo positivo è venuto tuttavia anche dalla linea Lemonsoda, Oransoda e Pelmosoda, che ha avuto una crescita del margine commerciale più significativa di quella realizzata sulle vendite, grazie alla diversificazione degli investimenti promozionali e pubblicitari, che ha portato a un contenimento del costo complessivo dell'anno.

	2005		2004		variazione
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	in %
Vendite nette	124,9	100,0%	127,4	100,0%	–1,9%
Margine lordo	57,7	46,2%	56,5	44,4%	2,1%
Margine commerciale	31,1	24,9%	29,2	23,0%	6,5%

Redditività altre vendite

La redditività del segmento complementare "altre vendite" è stata di € 1,5 milioni, con una lieve flessione di € 0,1 milioni rispetto al 2004.

	2005		2004		variazione
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	in %
Vendite nette	8,3	100,0%	9,9	100,0%	–15,9%
Margine lordo	1,9	22,4%	2,0	20,4%	–7,8%
Margine commerciale	1,5	17,5%	1,6	15,9%	–7,5%

Analisi della variazione % della redditività altre vendite	Variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	-15,9%	-16,2%	0,3%	-
Margine lordo	-7,8%	-7,2%	-0,6%	-
Margine commerciale	-7,5%	-11,0%	3,5%	-

SITUAZIONE FINANZIARIA

Rendiconto finanziario

Il rendiconto finanziario riclassificato esposto nella tabella sotto riportata evidenzia i flussi di cassa che determinano la variazione della posizione finanziaria netta; i flussi relativi alle variazioni di indebitamento a breve e a lungo termine e alle variazioni di investimento in titoli negoziabili, non avendo alcun effetto sulla posizione finanziaria netta, non vengono evidenziati.

Tali movimenti sono peraltro riscontrabili nel rendiconto finanziario che fa parte dei prospetti di bilancio, il cui fine è quello di identificare la variazione netta di cassa, titoli e disponibilità equivalenti, intervenuta nel corso dell'esercizio.

	31 dicembre 2005 € milioni	31 dicembre 2004 € milioni
Utile netto	118,0	96,9
Rettifiche per riconciliare l'utile netto al flusso di cassa	29,3	13,7
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**147,3**	**110,6**
Variazione capitale circolante netto operativo	(50,2)	4,2
Flusso di cassa generato dalle attività operative	**97,1**	**114,8**
Flusso di cassa assorbito da investimenti	**(15,0)**	**(16,4)**
Free Cash Flow	**82,1**	**98,4**
Acquisizioni	(130,7)	(14,1)
Altre variazioni	2,1	2,1
Dividendo pagato dalla Capogruppo	(28,1)	(24,7)
Totale flusso di cassa assorbito da altre attività	**(156,7)**	**(36,7)**
Altre differenze cambio e altre variazioni	(24,6)	6,4
Variazione della posizione finanziaria per effetto delle attività dell'esercizio	**(99,2)**	**68,1**
Futuro esercizio *put option* su Skyy Spirits LLC	(45,5)	
Variazione della posizione finanziaria netta	**(144,7)**	**68,1**
Posizione finanziaria netta di inizio del periodo	(226,7)	(294,8)
Posizione finanziaria netta di fine periodo	(371,4)	(226,7)

La posizione finanziaria netta del 2005 ha evidenziato tra inizio e fine periodo, una variazione negativa, di € 99,2 milioni al lordo della variazione per il futuro esercizio di *put option* su Skyy Spirits, LLC, e di € 144,7 milioni al netto di tale riclassificazione.

Il flusso di cassa generato dalle attività operative è stato positivo per € 97,1 milioni e si confronta con un corrispondente valore di € 114,8 milioni dello scorso anno.

Il 2005 infatti è stato condizionato da una variazione in aumento del capitale circolante operativo, che a cambi e perimetro costanti è risultata di € 50,2 milioni.

Questa forte variazione è stata determinata da due fattori principali: da un lato l'avvio della commercializzazione di nuovi prodotti di terzi, avvenuta nel corso dell'anno, che ha alzato il livello del capitale circolante netto di € 18,3 milioni; dall'altro l'incremento, solo temporaneo, dei crediti commerciali, determinato dall'ottimo andamento delle vendite nell'ultimo trimestre dell'anno.

Escludendo l'impatto della variazione di capitale circolante, le attività operative nel 2005 hanno generato un flusso di cassa di € 147,3 milioni, con un incremento del 33% rispetto all'esercizio precedente.

Il flusso di cassa assorbito dagli investimenti, al netto delle dismissioni, è stato di € 15,0 milioni, leggermente inferiore allo scorso anno e quindi, il free cash flow generato dal Gruppo nel 2005 è stato di € 82,1 milioni.

I flussi non operativi che principalmente hanno assorbito risorse finanziarie nel corso dell'anno sono stati:

- le acquisizioni per € 130,7 milioni, comprendenti la quota del 30,1% di Skyy Spirits,LLC, acquisita per € 118,5 milioni nel mese di febbraio e il 100% di Teruzzi & Puthod, per € 12,2 milioni, nel mese di dicembre;
- il pagamento del dividendo 2004 per € 28,1;
- altre variazioni minori, positive per € 2,1 milioni.

Dopo differenze cambio negative e altri effetti contabili, per un importo netto negativo di € 24,6 milioni, il flusso di cassa netto, cioè la variazione della posizione finanziaria netta per effetto delle attività dell'esercizio, è stato negativo per € 99,2 milioni.

Per ulteriori dettagli sull'iscrizione del debito di € 45,5 milioni, relativo alle *put option* detenute dai soci di minoranza di Skyy Spirits, LLC, si rimanda alla nota 5 – Aggregazioni aziendali – della nota integrativa al presente bilancio.

Composizione dell'indebitamento netto

	31 dicembre 2005 € milioni	31 dicembre 2004 € milioni
Cassa, banche e titoli	247,5	246,0
Debiti verso banche	(112,8)	(55,6)
Debiti per leasing immobiliare	(3,1)	(2,9)
Private placement e prestito obbligazionario	(9,6)	(7,8)
Altre attività e passività finanziarie	(1,4)	(1,1)
Posizione finanziaria netta a breve termine	**120,6**	**178,5**
Debiti verso banche	(26,7)	(0,8)
Debiti per leasing immobiliare	(19,0)	(22,0)
Private placement e prestito obbligazionario	(397,7)	(378,0)
Altri debiti finanziari	(3,0)	(4,4)
Posizione finanziaria netta a medio-lungo termine	**(446,5)**	**(405,2)**
Posizione finanziaria relativa alle attività dell'esercizio	**(325,9)**	**(226,7)**
Debiti per esercizio put option Skyy	(45,5)	-
Posizione finanziaria netta	**(371,4)**	**(226,7)**

La posizione finanziaria netta al 31 dicembre 2005 presenta un indebitamento di € 371,4 milioni, in aumento di 144,7 milioni rispetto al 31 dicembre 2004. Come evidenziato nella tabella, il valore finale al 31 dicembre 2005 include l'iscrizione a bilancio del debito di € 45,5 milioni, a fronte del possibile esercizio di opzioni *put*, esercitabili nel 2007 e relative alla quota del 11,0% di Skyy Spirits,LLC attualmente posseduta da soci di minoranza.

Escludendo tale contabilizzazione, il debito netto di fine periodo è di € 325,9 milioni e la variazione rispetto all'anno precedente pari a € 99,2 milioni.

La voce più importante che ha inciso sull'indebitamento del periodo è stata l'acquisizione dell'ulteriore partecipazione del 30,1% di Skyy Spirits,LLC, per un importo di € 118,5 milioni, finanziato tramite utilizzo di disponibilità e ricorso all'indebitamento bancario, sia a breve che a medio-lungo termine tramite la controllata, Redfire Inc.

La quota a breve termine di *private placement* e prestito obbligazionario include sia il rateo per le cedole di competenza del periodo che il rimborso di US$ 4 milioni del *private placement* di Redfire, Inc.

Situazione patrimoniale del Gruppo

	31 dicembre 2005 € milioni	31 dicembre 2004 € milioni
Attivo immobilizzato	925,7	767,2
Altre attività e passività non correnti	(45,4)	(33,9)
Capitale circolante operativo	222,5	153,0
Altre attività e passività correnti	(35,6)	(30,4)
Totale capitale investito	**1.067,2**	**855,8**
Patrimonio netto	695,8	629,2
Posizione finanziaria netta	371,4	226,7
Totale fonti di finanziamento	**1.067,2**	**855,8**

La struttura patrimoniale al 31 dicembre 2005 presenta un capitale investito totale di € 1.067,2 milioni, più elevato di 211,4 milioni rispetto allo scorso anno.

La variazione più significativa riguarda l'attivo immobilizzato che si incrementa per l'iscrizione di un *goodwill* di € 175,0 milioni relativo alle due *tranche* di acquisizione di Skyy Spirits, LLC, la prima portata a termine nel corso del 2005 e la seconda correlata all'esistenza di opzioni *put/call* che potranno essere esercitate solo nel 2007.

Il saldo netto negativo delle altre attività e passività non correnti aumenta per effetto dell'iscrizione di imposte differite sul *goodwill* in questione, i cui effetti fiscali locali vengono eliminati in sede di conto economico consolidato, coerentemente con l'eliminazione dei relativi ammortamenti a seguito dell'applicazione dei Principi Contabili Internazionali.

Anche l'aumento del capitale circolante operativo ha un impatto rilevante sull'incremento complessivo del capitale investito. Tale variazione, precedentemente commentata nel paragrafo relativo al rendiconto finanziario, è stata di € 69,5 milioni ed include sia l'effetto della variazione di perimetro di consolidamento (€ 3,6 milioni) che il forte impatto dei cambi (€ 15,7 milioni).

La struttura finanziaria del Gruppo a fine 2005 vede un incremento più che proporzionale dell'indebitamento rispetto al patrimonio netto: il rapporto tra le due fonti di finanziamento passa dal 36,0% dello scorso anno al 53,4%; è opportuno rilevare come tale rapporto a fine anno sia inferiore al 57,4% rilevato al 30 giugno 2005.

INVESTIMENTI

Gli investimenti ordinari del Gruppo, esclusi gli acquisti di società e marchi, sono stati pari a € 18,8 milioni.

Si tratta per € 3,9 milioni di investimenti sul nuovo stabilimento della controllata greca Koutsikos Distilleries S.A. per la produzione di Ouzo 12, per € 2,2 milioni di investimenti su vigneti da parte di Sella & Mosca S.p.A., per € 7,7 milioni di investimenti su impianti e macchinari per la produzione da parte di diverse società del Gruppo e per € 1,0 milioni su interventi su terreni e fabbricati.

Inoltre, vi sono stati € 1,9 milioni investiti su *software* diversi e su interventi correlati al sistema SAP R/3.
I rimanenti investimenti si riferiscono a macchine elettroniche ed attrezzature varie.

STRUTTURA DEL GRUPPO

Rispetto al 31 dicembre 2004, nel corso dell'esercizio la struttura del Gruppo si è modificata come segue.

- Skky Spirits, LLC è consolidata al 89% dal 25 febbraio 2006 (precedentemente la quota del Gruppo era del 58,1%);
- sono entrate nel perimetro di consolidamento le società Teruzzi & Puthod S.r.l. e Giannina S.r.l., acquisite il 27 dicembre 2005 e consolidate integralmente da tale data;
- è stata costituita una nuova società, Sella & Mosca Commerciale S.r.l., che distribuirà i prodotti Sella & Mosca e altri vini all'estero e sul territorio nazionale, con l'eccezione della Sardegna, a partire da gennaio 2006; il 21 dicembre 2005 sono stati conferiti alla società neo-costituita i rami d'azienda relativi alle attività di distribuzione di Sella & Mosca S.p.A. e Barbero S.p.A.; tale operazione, che decorre dal 1° gennaio 2006, non genera alcun effetto sui conti consolidati del 2005 e del 2006.

Si rimanda al paragrafo 5 – aggregazioni aziendali – della nota integrativa per maggiori dettagli sugli effetti delle singole acquisizioni.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Acquisizione di Glen Grant

Il 22 dicembre 2005, il Gruppo Campari ha annunciato di avere siglato un accordo per l'acquisizione degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar da Pernod Ricard nell'ambito di un programma di dismissioni a cui il gruppo francese si era impegnato nei confronti della Commissione Europea a seguito dell'acquisizione, congiuntamente al Gruppo americano Fortune Brands, di Allied Domecq.

Inoltre, come parte della transazione, il Gruppo Campari ha acquisito la distilleria per la produzione di Glen Grant situata a Rothes in Scozia.

Il valore dell'operazione, il cui *closing* è avvenuto in data 15 marzo 2006, è di € 130 milioni e include € 115 milioni per Glen Grant (pari a un multiplo di 9,2 volte il margine di contribuzione diretto della marca nel 2004) e € 15 milioni per Old Smuggler e Braemar (pari a un multiplo di 2,5 volte il margine di contribuzione diretto delle marche nel 2004).

Si rimanda al paragrafo 5 – aggregazioni aziendali – della nota integrativa per maggiori dettagli sugli impatti dell'acquisizione sui conti consolidati.

Cessazione di attività da parte di Longhi & Associati S.r.l.

Il 30 gennaio 2006, il Consiglio di Amministrazione di Longhi & Associati Sr.l. ha deliberato la cessazione dell'attività da parte della società, che risulterà pertanto inattiva una volta chiuse tutte le transazioni in essere a quella data.

Area di Sesto San Giovanni

È stata avviata la procedura di trasformazione urbanistica dell'area di Sesto San Giovanni, di proprietà della Capogruppo, per l'adozione del programma integrato di intervento promosso dalla società, volto a consentire tra l'altro l'edificazione della nuova sede di alcune società italiane del Gruppo.

Tale procedura dovrebbe concludersi entro il prossimo mese di maggio.

Riorganizzazione delle reti commerciali in Italia

Nel corso dell'anno è stato completato un progetto di razionalizzazione delle reti di vendita del Gruppo in Italia.

Tale progetto ha portato alla creazione di due strutture specifiche di vendita: la prima dedicata agli *spirit* e alle bevande analcoliche, facente capo a Campari Italia S.p.A., la seconda, prevalentemente destinata alla distribuzione dei vini, gestita dalla Sella & Mosca S.p.A. (che continua a operare direttamente sul mercato sardo) e dalla sua controllata Sella & Mosca Commerciale S.r.l., volta allo sviluppo del resto del mercato italiano. Nell'ambito di tale riorganizzazione, l'attività commerciale e distributiva di Barbero 1891 S.p.A. è cessata.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Nell'esercizio chiuso al 31 dicembre 2005, il Gruppo Campari ha conseguito ancora una volta risultati di vendita ed economici più che soddisfacenti, grazie all'impegno delle persone che lavorano nel Gruppo e alla conseguente buona *performance* dei marchi gestiti.

Il 2005 è stato tuttavia un anno significativo anche per gli importanti progetti realizzati o comunque avviati nel corso dell'anno, e dai quali si inizierà a trarre benefici già dal 2006.

L'Italia, con un'incidenza delle vendite di poco inferiore al 50% del totale, rappresenta al tempo stesso l'area dimensionalmente più importante per il Gruppo nonché quella in cui il quadro macroeconomico, almeno per i prossimi sei mesi, si presenta senza dubbio più incerto; nonostante ciò, alcune positive operazioni dello scorso anno inducono a guardare all'anno in corso con un moderato ottimismo:

- l'acquisizione Glen Grant, marca leader in Italia nel mercato degli *whisky* (e non solo del segmento *single malt*);
- la riorganizzazione della struttura commerciale, volta alla razionalizzazione delle reti vendita delle diverse società, che ha portato alla creazione di una divisione *wine* separata dalla divisione *spirit*, che consentirà peraltro di beneficiare di interessanti sinergie;
- il completamento del trasferimento delle produzioni da Sesto San Giovanni a Novi Ligure, avvenuto nella seconda parte del 2005; il piano di riorganizzazione industriale, disegnato nel 2002, può dirsi pertanto realizzato, con totale rispetto dei tempi e dei costi previsti; cosicché dal 2006 sarà possibile trarre profitto anche dei più elevati livelli di produttività previsti;
- la distribuzione di Jack Daniel's e degli altri *brand* del Gruppo Brown Forman; nel 2006 l'Italia beneficerà interamente della vendita di questi *brand* iniziata a maggio 2005.

Negli altri mercati europei, e in particolare in Germania, vi sono segnali di ripresa economica più tangibili di quelli riscontrabili oggi in Italia: dopo un buon 2005 il Gruppo prevede ancora uno sviluppo interessante dei propri marchi *core* e, in alcuni paesi anche del nuovo *brand* acquisito, Glen Grant.

In Brasile, dove negli ultimi anni il Gruppo ha sempre avuto una crescita importante e regolare, il 2006 dovrebbe scorrere nel segno della continuità, sostenuto da aspettative ancora buone di crescita economica del paese.

Gli Stati Uniti, infine dovrebbero continuare ad essere il propulsore della crescita del Gruppo; i risultati ancora una volta positivi attesi per SKYY *Vodka* e per *tequila* 1800, nel 2006 si rafforzeranno grazie all'impatto dei due nuovi importanti accordi di distribuzione che hanno portato nel portafoglio prodotti di Skyy Spirits, LLC, alcuni prestigiosi *brand* internazionali dei Gruppi Suntory (in particolare il liquore al melone Midori) e C&C (segnatamente, la crema di *whisky* Carolan's, l'*Irish whisky Tullamore* Dew e i liquori Irish Mist e – con l'eccezione del mercato americano – Frangelico).

Per quanto concerne l'andamento dei cambi, il 2005 ha visto la forte e positiva rivalutazione del Real Brasiliano, per il quale ora i più prevedono un lieve assestamento.

Prospetticamente, l'elemento più positivo degli ultimi mesi è stata tuttavia la stabilizzazione del Dollaro USA che, dopo una lunga fase altalenante, sembra avere trovato un equilibrio nell'intorno dell' area 1,20.

Alla luce della consistente esposizione economica del Gruppo all'area del Dollaro USA, questa ritrovata stabilità costituisce pertanto un ulteriore elemento di fiducia per il breve e medio periodo.

RISK MANAGEMENT

Rischi connessi all'attività commerciale internazionale e all'operatività in mercati emergenti

Coerentemente alla strategia di internazionalizzazione intrapresa, il Gruppo opera, attualmente, in numerosi mercati e intende espandere, in futuro, la propria attività in alcuni paesi in via di sviluppo, in particolare in Asia e in America Latina.

L'operatività nei mercati emergenti espone il Gruppo ai vari rischi tipici dell'attività internazionale, tra cui l'esposizione alla situazione politica ed economica locale, spesso instabile, alle oscillazioni dei tassi di cambio con le relative difficoltà di copertura, alle limitazioni ad esportazioni e importazioni, a restrizioni e vincoli agli investimenti e alle attività promozionali o a limitazioni al rimpatrio dei dividendi.

Rischi connessi alla dipendenza da licenze per l'utilizzo di marchi di terzi e alla dipendenza da licenze concesse a terzi per l'utilizzo dei marchi del Gruppo

Al 31 dicembre 2005, una quota rilevante (pari a circa il 19%) delle vendite nette consolidate del Gruppo è derivata dalla produzione e/o distribuzione, su licenza, di prodotti di terzi.

La risoluzione, la cessazione per qualunque motivo o il mancato rinnovo di tali contratti potrebbero avere effetti negativi sull'attività e sui risultati operativi del Gruppo.

Rischi connessi alla concorrenzialità del mercato

Il Gruppo opera nel settore delle bevande alcoliche e analcoliche caratterizzato da un elevato livello di concorrenza e dalla presenza di un vasto numero di operatori.

Tuttavia i principali *competitor* sono rappresentati da gruppi internazionali di grandi dimensioni in fase di concentrazione che attuano a livello mondiale strategie competitive aggressive.

Il posizionamento competitivo del Gruppo, a ridosso dei più importanti *player* mondiali, spesso dotati di maggiori risorse finanziarie, nonché di maggiore diversificazione sia a livello di portafoglio marchi, sia a livello geografico, rende l'esposizione ai rischi tipicamente connessi alla concorrenzialità del mercato particolarmente significativa.

Rischi connessi alla dipendenza dalle preferenze e dalla propensione alla spesa dei consumatori

Nell'industria delle bevande, un importante fattore di successo è rappresentato dalla capacità di interpretare le preferenze e i gusti dei consumatori, in particolare dei giovani, e di adeguare costantemente le strategie di vendita alla loro evoluzione, anticipando le tendenze del mercato, rafforzando e consolidando l'immagine dei propri prodotti.

Ove la capacità del Gruppo di interpretare e anticipare gusti e aspettative dei consumatori e di gestire i propri marchi venisse meno o si riducesse in modo significativo, ciò potrebbe pregiudicare in modo sensibile l'attività e i risultati operativi.

La sfavorevole congiuntura economica in taluni mercati condiziona negativamente la fiducia dei consumatori e, conseguentemente, la loro propensione a consumare e quindi ad acquistare bevande.

Un fattore di rischio afferente, in particolare, alla domanda di "*spirit*" è legato al possibile intensificarsi di campagne di sensibilizzazione contro il consumo di bevande alcoliche che potrebbero pregiudicare a medio – lungo termine tutti gli operatori del settore e, pertanto, anche il Gruppo.

Rischi connessi al regime normativo dell'industria delle bevande

Le attività di produzione e distribuzione, esportazione e importazione, commercializzazione e promozione pubblicitaria, di bevande alcoliche e analcoliche sono disciplinate da normative nazionali e sovranazionali complesse e articolate con intenti spesso restrittivi.

L'esigenza di regolare in modo sempre più stringente le norme in tema di salute dei consumatori, e in particolare dei giovani, potrebbe comportare, in futuro, l'adozione di nuove leggi e regolamenti, anche in sede comunitaria, finalizzate a scoraggiare il consumo delle bevande alcoliche ovvero a promuoverne un consumo più ridotto, attraverso limitazioni alla pubblicità o aumenti del carico fiscale su determinate categorie di prodotti.

Un eventuale cambiamento in senso ulteriormente restrittivo del quadro normativo nei principali paesi in cui il Gruppo opera, potrebbe determinare una diminuzione della domanda dei prodotti offerti dal Gruppo.

Rischi di cambio

Il 34% circa delle vendite nette consolidate del Gruppo nel 2005 è stato realizzato su mercati estranei all'Unione Europea.

Con la crescita dell'attività internazionale del Gruppo in aree diverse a quella dell'Euro, una significativa oscillazione dei tassi di cambio, può influenzare negativamente l'attività e i risultati operativi del Gruppo, questo con particolare riferimento al Dollaro USA ed al Real brasiliano.

Relativamente ai rischi di carattere finanziario, si rimanda al paragrafo 33 – Procedure di gestione del rischio e operazioni di copertura – della nota integrativa.

INVESTOR INFORMATION

Nell'ambito di un contesto macroeconomico non ancora favorevole nonostante i segnali di recupero mostrati sul finire del 2005, il titolo Campari ha ottenuto un'ottima *performance* nel corso dell'anno, trainata dall'annuncio di solidi risultati finanziari, da numerose iniziative di sviluppo aziendale e da un settore *spirit & wine* estremamente dinamico in termini di attività di *merger & acquisition*.

Andamento positivo del mercato azionario italiano

Il 2005 non ha dato segnali di crescita dell'economia italiana, quanto piuttosto ha segnato una continua stagnazione, con livelli di consumi e investimenti inferiori alle aspettative e produzione industriale in costante flessione.

Lo scenario ha mostrato tassi di interesse ai minimi storici, condizioni macroeconomiche particolarmente deboli e il prezzo del petrolio ancora in crescita.

Nonostante il quadro macroeconomico domestico non positivo, la Borsa Italiana ha confermato il rialzo dei due anni precedenti in un contesto di volatilità limitata.

Nel 2005 tutti gli indici del mercato azionario hanno registrato un risultato positivo.

In particolare, rispetto a fine 2004 il Mibtel ha registrato una crescita del 13,8%, lo S&P/MIB del 15,5%, il Midex del 6,6%.

Il rialzo degli indici è ascrivibile principalmente ai titoli del comparto petrolifero, di quello finanziario e ad alcuni gruppi oggetto di cambio di controllo.

Consolidamento del settore spirit

Nel 2005, il settore beverage è stato caratterizzato da importanti movimenti di consolidamento, tra cui, in particolare, l'acquisizione di Allied Domecq da parte dei gruppi Pernod Ricard e Fortune Brands.

L'apprezzamento del settore *spirit*, cominciato sul finire del 2004, ha subito un'importante accelerazione nei primi mesi del 2005, durante i quali la performance dei titoli delle aziende coinvolte nell'operazione e, più in generale, l'intero settore sono stati influenzati molto positivamente dall'annuncio dell'operazione sopra citata.

Infatti, in un mercato considerato maturo, l'attività di merger & acquisition diventa uno dei catalizzatori più fortemente apprezzati dagli investitori.

L'attività di consolidamento del settore associata alla solidità dei fondamentali delle società ha sostenuto le valutazioni delle aziende *spirit* durante il 2005, traducendosi in una crescita del 24,0% dell'indice di riferimento FTSEurofirst Beverages.

Ottima performance del titolo Campari

Nell'ambito di questo contesto economico e di settore, nel corso dell'anno il titolo Campari, quotato al segmento *Blue Chips* del Mercato Telematico Azionario, ha registrato un incremento in termini assoluti del 32,0% rispetto al prezzo di chiusura al 31 dicembre 2004 e una *performance* relativa positiva del 18,2% rispetto all'indice di mercato (Mibtel) e del 8,0% rispetto all'indice di settore FTSEurofirst Beverages.

Il 1° settembre 2005 il titolo Campari ha registrato il prezzo massimo di chiusura dalla quotazione in Borsa avvenuta a luglio 2001 a € 6,78.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 12 gennaio 2005, è stato pari a € 4,48.

Nel 2005 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 2,8 milioni e un volume medio giornaliero di 487 mila di azioni.

Al 31 dicembre 2005 la capitalizzazione di borsa risulta pari a € 1.812 milioni.

Nel periodo di riferimento, l'ottima *performance* dell'azione Campari è stata sostenuta non solo da fattori esterni, tra cui i movimenti di consolidamento in atto nel settore e l'andamento favorevole delle valute, in particolare del Dollaro USA, ma anche da un positivo flusso di notizie societarie.

Si segnalano infatti il perfezionamento dell'acquisto di un'ulteriore partecipazione del 30,1% in Skyy Spirits, LLC, che ha portato la partecipazione nella società statunitense al 89%, i risultati di bilancio 2004 e quelli infrannuali del 2005, che continuano a mostrare solidi fondamentali, e le iniziative promosse dal Gruppo in campo commerciale e volte all'ampliamento del *business.*

In particolare, in marzo, il Gruppo Campari ha annunciato due nuovi progetti di sviluppo nel mercato statunitense: il lancio di SKYY90, la nuova *vodka* appartenente al segmento degli *spirits ultra premium*, e l'accordo distributivo per la commercializzazione di Martin Miller's, *ultra premium* gin, con la sottoscrizione di un contratto che permette l'esercizio, da parte del Gruppo Campari, di un'opzione per l'acquisto della proprietà della marca.

Un ulteriore evento catalizzatore per il titolo Campari è stata l'acquisizione dei diritti per la distribuzione in Italia del portafoglio *spirit* del Gruppo statunitense Brown-Forman, tra i cui *brand* vi è Jack Daniel's Tennessee Whiskey.

Nell'ultimo trimestre del 2005 sono stati annunciati due nuovi accordi distributivi per la commercializzazione degli spirit del gruppo irlandese C&C (segnatamente, la crema di *whisky* Carolan's, l'*Irish whisky Tullamore* Dew e i liquori Irish Mist e – con l'eccezione del mercato americano – Frangelico) negli Stati Uniti e in altri mercati internazionali, e di Midori, liquore al melone di proprietà del Gruppo Suntory, negli Stati Uniti.

Nel mese di dicembre il Gruppo Campari ha annunciato le acquisizioni di Teruzzi & Puthod S.r.l., società vinicola toscana *leader* nella Vernaccia di San Gimignano, per un controvalore di € 12 milioni, e dei marchi Glen Grant, Old Smuggler e Braemar, dal Gruppo Pernod Ricard, per un controvalore di € 130 milioni.

In particolare, quest'ultima transazione, che segna l'ingresso del Gruppo nella categoria *Scotch whisky* con Glen Grant, seconda marca di *single malt* a livello mondiale e *brand leader* nella categoria *whisky* in Italia, ha dato nuovo impulso alla crescita del titolo Campari negli ultimi giorni del 2005.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1° gennaio 2005


Prezzo azione Campari (Euro)
Q.tà scambiate (migliaia di azioni)
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
4.8
4.6
4.4
4.2
4
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Jan-05 Feb-05 Mar-05 May-05 Apr-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06
Campari (Q.tà scambiate)
Campari (prezzo azione)
Mibtel (relativo)
FTSEurofirst Beverages (relativo)

Frazionamento azionario

Il 29 aprile 2005 l'assemblea straordinaria degli azionisti ha approvato il frazionamento delle 29.040.000 azioni ordinarie di Davide Campari-Milano S.p.A. in circolazione, da nominali € 1,00 ciascuna, in 290.400.000 azioni ordinarie di nuova emissione, da nominali € 0,10 ciascuna, aventi le stesse caratteristiche

delle azioni ordinarie in circolazione, con assegnazione di 10 azioni di nuova emissione in sostituzione di ogni azione ordinaria in circolazione.

Il capitale sociale di € 29.040.000 è rimasto quindi invariato ed è pertanto rappresentato da 290.400.000 azioni del valore nominale di € 0,10.

A partire dal 9 maggio 2005, le azioni sono state quotate *post* frazionamento, con l'assegnazione del nuovo codice ISIN IT0003849244.

Aggiornamento struttura azionaria

Al 31 dicembre 2005 gli azionisti rilevanti risultano essere i seguenti:

Azionista (1)	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,000%
Cedar Rock Capital	16.192.820	5,576%
Davide Campari-Milano S.p.A. (2)	9.043.987	3,114%
Lazard Asset Management	6.036.870	2,079%
Morgan Stanley Investment Management	5.978.750	2,059%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Acquisto di azioni proprie finalizzate a servire il piano di stock option.

Si segnala che, a seguito di notificazioni pervenute successivamente alla chiusura dell'anno, alla data dell'approvazione del bilancio al 31 dicembre 2005, Cedar Rock Capital risulta detenere 21.857.798 azioni, corrispondenti al 7,53% del capitale sociale di Davide Campari-Milano S.p.A.

Dividendo

Il dividendo proposto per il 2005 è pari a € 0,10 per ogni azione in circolazione, importo invariato rispetto all'anno precedente.

Il dividendo sarà messo in pagamento a partire dall'11 maggio 2006, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola n. 2 in data 8 maggio 2006.

Informazioni sull'azione (1)		2005	2004	2003	2002	2001
Prezzo di riferimento azione:						
Prezzo al 31 dicembre	€	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:						
Volume medio giornaliero (2)	N. azioni	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero (2)	€ milioni	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa al 31 dicembre	€ milioni	1.812	1.372	1.117	871	766
Dividendo: (3)						
Dividendo per azione	€	0,100	0,100	0,088	0,088	0,088
Dividendo complessivo (4)	€ milioni	28,1	28,1	24,7	24,7	24,7

(1) Frazionamento delle azioni in ragione di dieci nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3,1 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.

(3) Per l'esercizio 2005, dividendo proposto.

(4) Negli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 280.400.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 10.000.000 di azioni proprie; nell'esercizio 2004 hanno avuto diritto al godimento del dividendo 281.048.090 azioni; relativamente all'esercizio 2005 avranno diritto al godimento del dividendo le azioni componenti il capitale sociale al netto delle azioni proprie risultanti alla data di stacco cedola (alla data del Consiglio di Amministrazione del 22 marzo 2006 le azioni componenti il capitale sociale al netto delle azioni proprie risultano pari a 281.356.013).

Indici di borsa [1]	2005 IAS/IFRS	2004 IAS/IFRS	2003 Italian GAAP	2002 Italian GAAP	2001 Italian GAAP
Patrimonio netto per azione (€)	2,39	2,15	1,89	1,65	1,48
Price/book value	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) (€) [2]	0,42	0,35	0,27	0,23	0,22
P/E (price/earnings ratio) [2]	14,8	13,7	14,0	10,1	12,1
Payout ratio (dividendo complessivo/utile netto) (%) [3]	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo/prezzo azione) (%) [3]	1,6	2,1	2,3	2,9	3,3

(1) Frazionamento delle azioni in ragione di 10 nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.
(2) Relativamente agli esercizi 2004 e 2005, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.
(3) Prezzo dell'azione al 31 dicembre; per l'esercizio 2005, dividendo proposto.

Attività di investor relations

Nel 2005 la comunicazione finanziaria del Gruppo Campari è stata incentrata sui risultati di bilancio e sulle iniziative di sviluppo commerciale e ampliamento del *business*.

L'attività di comunicazione del Gruppo Campari con gli investitori è proseguita nel corso dell'anno con la partecipazione a importanti conferenze di paese e di settore e l'organizzazione di numerosi incontri con gli investitori in Italia e in tutti i principali centri finanziari in Europa, negli Stati Uniti e in Asia.

Nell'ambito di una comunicazione regolare e tempestiva promossa dal Gruppo nei confronti dei suoi investitori, il sito *www.campari.com/investors* continua a costituire uno strumento fortemente utilizzato dalla società per la trasmissione delle informazioni al mercato finanziario.

Nel 2005, l'area *Investors* è stata ulteriormente potenziata con l'inserimento di una nuova sezione "Assemblee Azionisti", dove è possibile consultare tutti i documenti relativi alle più recenti assemblee.


La classe
non è
ACQUA
Campari
non è
ACQUA

BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

Conto economico consolidato

	Note	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
Vendite nette		**809.944**	**751.129**
Costo del venduto		(345.073)	(316.564)
Margine lordo		**464.871**	**434.565**
Pubblicità e promozioni		(139.736)	(131.323)
Costi di vendita e distribuzione		(90.290)	(84.062)
Margine commerciale	7-8	**234.845**	**219.180**
Spese generali e amministrative e altri costi operativi	8	(55.699)	(54.734)
Altri (oneri) e proventi non ordinari	8	4.710	2.215
Risultato Operativo		**183.856**	**166.661**
Proventi (oneri) finanziari netti	8	(9.907)	(9.622)
Quota di utile (perdite) di società valutate con il metodo del patrimonio netto	6	283	19
Utile prima delle imposte		**174.232**	**157.058**
Imposte	9	(51.180)	(43.076)
Utile netto		**123.052**	**113.982**
Interessi di minoranza		(5.039)	(17.061)
Utile netto del Gruppo		**118.013**	**96.921**
Utile base e diluito per azione (€)	10	0,42	0,35

Stato patrimoniale consolidato

	Note	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
ATTIVITÀ			
Attività non correnti			
Immobilizzazioni materiali nette	11	152.479	144.224
Attività biologiche	12	13.497	9.528
Investimenti immobiliari	13	4.586	4.071
Avviamento e marchi	15-16	750.610	575.628
Attività immateriali a vita definita	14	3.810	3.422
Partecipazioni in società collegate e *joint venture*	6	591	385
Imposte anticipate	9	16.543	15.532
Altre attività non correnti	17	11.076	34.870
		953.192	**787.660**
Attività correnti			
Rimanenze	18	135.283	114.410
Crediti commerciali	19	237.416	166.253
Crediti finanziari, quota a breve	21	3.150	3.893
Cassa, banche e titoli	20	247.535	245.950
Altri crediti	19	24.244	22.868
		647.628	**553.374**
Attività non correnti destinate alla vendita	22	78	127
Totale attività		**1.600.898**	**1.341.161**
PASSIVITÀ E PATRIMONIO NETTO			
Patrimonio netto			
Capitale	23	29.040	29.040
Riserve	23	664.525	595.752
Patrimonio netto di pertinenza della Capogruppo		693.565	624.792
Patrimonio netto di pertinenza di terzi		2.215	4.372
		695.780	**629.164**
Passività non correnti			
Prestiti obbligazionari	24	374.556	377.956
Altre passività finanziarie non correnti	24	122.812	27.209
Trattamento di fine rapporto e altri fondi pensione	29	14.288	15.224
Fondi per rischi e oneri futuri	25	10.115	14.278
Imposte differite	9	43.304	25.051
		565.075	**459.718**
Passività correnti			
Debiti verso banche	24	112.839	55.571
Altri debiti finanziari	24	17.193	15.277
Debiti verso fornitori	26	150.199	127.646
Debiti verso l'erario	28	25.058	20.459
Altre passività correnti	26	34.754	33.326
		340.043	**252.279**
Totale passività e patrimonio netto		**1.600.898**	**1.341.161**

Rendiconto finanziario consolidato

	Note	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
Flussi di cassa generati (assorbiti) da attività operative			
Utile netto del gruppo		118.013	96.920
Rettifiche per riconciliare l'utile netto al flusso di cassa:			
Ammortamenti		17.406	17.820
Plusvalenze da cessioni di immobilizzazioni		(2.301)	(1.532)
Accantonamenti fondi		4.166	3.616
Utilizzo di fondi		(9.983)	(5.344)
Imposte differite		19.315	11.320
Effetti valutativi		(143)	
Altre voci che non determinano movimenti di cassa		(1.673)	2.357
Variazione debiti e crediti fiscali		3.921	(16.098)
Variazione capitale circolante netto operativo		(50.238)	4.243
Altre variazioni di attività e passività non finanziarie		(1.362)	1.567
		97.122	**114.869**
Flussi di cassa generati (assorbiti) da attività di investimento			
Acquisizione di immobilizzazioni materiali ed immateriali		(18.849)	(30.213)
Proventi da cessioni di immobilizzazioni materiali		3.847	2.551
Acquisizione di società o quote in società controllate	5	(130.684)	(2.829)
Variazione netta dei titoli		3.993	(4.557)
Altre variazioni		2.062	1.087
		(139.632)	**(33.961)**
Flusso di cassa generato (assorbito) da attività di finanziamento			
Accensione finanziamenti a lungo termine		25.430	27.564
Rimborsi debiti a medio-lungo termine		(7.765)	(2.901)
Variazione netta dei debiti verso banche a breve termine		57.268	26.574
Variazione altri debiti e crediti finanziari		4.016	1.727
Dividendo pagato dalla Capogruppo		(28.105)	(24.675)
		50.845	**28.289**
Differenze cambio e altri movimenti di patrimonio netto			
Effetti sul patrimonio dell'applicazione IAS 32-39 1/1/05		(452)	
Differenze cambio su capitale circolante netto operativo		(15.666)	2.789
Altre differenze cambio e altri movimenti di patrimonio netto		13.362	(6.085)
		(2.756)	**(3.296)**
Variazione netta disponibilità e mezzi equivalenti: aumento (diminuzione)		**5.579**	**105.902**
Disponibilità e mezzi equivalenti all'inizio dell'esercizio	20	239.483	133.583
Disponibilità e mezzi equivalenti alla fine dell'esercizio	20	245.061	239.484

Prospetto delle variazioni di patrimonio netto

	Patrimonio netto del Gruppo						Patrimonio di terzi	Totale
	Capitale	Riserva legale	Azioni proprie	Utili a nuovo	Altre riserve	Totale		
	(€ 000)	(€ 000)	(€ 000)	(€ 000)	(€ 000)	(€ 000)	(€ 000)	(€ 000)
Saldo al 1° gennaio 2004	**29.040**	**5.808**	**31.000**	**483.135**		**548.983**	**4.668**	**553.651**
Distribuzione di dividendi agli azionisti della Capogruppo	–		–	(24.675)		**(24.675)**	–	(24.675)
Distribuzione di dividendi ai soci di minoranza						–	(17.354)	(17.354)
Differenza di conversione	–		–	–	3.142	**3.142**		3.142
Acquisto di azioni proprie			4.606	(4.606)		–		–
Utilizzo di azioni proprie			(5.826)	5.826		–		–
Stock option					419	**419**		419
Utile dell'esercizio	–		–	96.923		**96.923**	17.058	113.981
Saldo al 31 dicembre 2004	**29.040**	**5.808**	**29.780**	**556.603**	**3.561**	**624.792**	**4.372**	**629.164**
Applicazione IAS 32 e IAS 39:								
Fair value strumenti finanziari (*fair value hedging*)	–		–	(2.726)		**(2.726)**	–	(2.726)
Fair value strumenti finanziari (*cash flow hedging*)					259	**259**		259
Azioni proprie	–		(29.780)			**(29.780)**	–	(29.780)
Saldo al 1° gennaio 2005	**29.040**	**5.808**	**–**	**553.877**	**3.820**	**592.545**	**4.372**	**596.917**
Distribuzione di dividendi agli azionisti della Capogruppo	–		–	(28.105)		**(28.105)**		(28.105)
Distribuzione di dividendi ai soci di minoranza						–	(4.922)	(4.922)
Variazioni delle partecipazioni di terzi per acquisizioni					–	–		–
Acquisto di azioni proprie	–		–	(1.095)	–	**(1.095)**	–	(1.095)
Utilizzo di azioni proprie	–		–	1.585		**1.585**	–	1.585
Stock option	–		–	–	1.009	**1.009**	–	1.009
Differenza di conversione	–		–	–	10.065	**10.065**	378	10.443
Utili (perdite) nette su *cash flow hedging*	–		–	–	(452)	**(452)**	–	(452)
Applicazione IAS 32 a *put option*						–	(2.652)	(2.652)
Utile dell'esercizio	–		–	118.013		**118.013**	5.039	123.052
Saldo al 31 dicembre 2005	**29.040**	**5.808**	**–**	**644.275**	**14.442**	**693.565**	**2.215**	**695.780**

NOTE DI COMMENTO

1. Informazioni generali

Davide Campari S.p.A. è una società con sede legale in Italia, in Via Filippo Turati 27, 20121 Milano, le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

Opera tramite le società del Gruppo da essa controllate in più di 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera.

Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*.

Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's.

Nel segmento *wine*, oltre a Cinzano noto a livello internazionale, i marchi principali sono Sella & Mosca, Riccadonna, Mondoro, Liebfraumilch e Teruzzi & Puthod.

Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma.

Il bilancio consolidato del Gruppo Campari per l'esercizio chiuso al 31 dicembre 2005 è stato approvato in data 22 marzo 2006 dal Consiglio di Amministrazione della Capogruppo Davide Campari-Milano S.p.A. che ne ha quindi autorizzato la pubblicazione.

Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino alla data dell'assemblea della Capogruppo.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.

2. Criteri di redazione

Il bilancio è stato redatto in base al principio del costo, a eccezione degli strumenti finanziari derivati di copertura, dei sottostanti elementi coperti, delle attività destinate alla vendita, delle attività biologiche e delle nuove acquisizioni; per queste categorie, come richiesto dai principi di riferimento, la valutazione è stata effettuata in base al principio del *fair value*.

I valori esposti nelle presenti note di commento, se non diversamente indicato, sono espressi in migliaia di Euro.

Conformità agli IFRS

Il bilancio consolidato del Gruppo Campari al 31 dicembre 2005 e del periodo posto a confronto è stato redatto in conformità agli *International Financial Reporting Standards*, applicati dal Gruppo a partire dal 1° gennaio 2005.

Il bilancio consolidato al 31 dicembre 2005 è il primo documento del Gruppo Campari redatto in applicazione dei Principi Contabili Internazionali promulgati dall'International Accounting Standard Board (IASB) e omologati dell'Unione Europea includendo tra questi anche tutti i principi internazionali oggetto di interpretazione (International Accounting Standards – IAS) e le interpretazioni dell'International Financial Reporting Interpretation Committee (IFRIC) e dal precedente Standing Interpretations Commitee (SIC).

Al fine di consentire un confronto omogeneo, le informazioni economiche dell'anno 2004 e quelle patrimoniali al 31 dicembre 2004 sono state oggetto di adeguamento agli stessi principi contabili, ove applicabili.

La nota 36 illustrata gli effetti derivanti dalla transizione agli IAS/IFRS sui valori relativi al 1° gennaio 2004 e al 31 dicembre 2004; vengono inoltre riportate le riconciliazioni previste dal IFRS 1 – *Prima adozione degli International Financial Reporting Standards*, corredate delle relative note esplicative.

Nessuna deroga all'applicazione dei Principi contabili internazionali è stata applicata nella redazione del presente bilancio consolidato.

Principi di consolidamento

Il bilancio consolidato comprende le situazioni economico-patrimoniali della Capogruppo e delle società controllate italiane ed estere sulle quali la capogruppo esercita, direttamente od indirettamente, il controllo così come definito dallo IAS 27 – Bilancio consolidato.

Tali bilanci, la cui data di chiusura coincide con quella della Capogruppo, sono stati approvati dai rispettivi organi amministrativi e redatti secondo i principi contabili internazionali adottati dal Gruppo.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Forma e contenuto

La struttura di bilancio scelta dal Gruppo prevede il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo nonché la sua struttura patrimoniale e finanziaria.

Il rendiconto finanziario è elaborato sulla base del metodo indiretto.

Per quanto riguarda l'informativa di settore richiesta dallo IAS 14, la reportistica primaria del Gruppo è per settore di attività mentre l'informativa secondaria riporta le informazioni divise per area geografica.

Area di consolidamento

Si rimanda alla relazione degli amministratori, al paragrafo "struttura del Gruppo" per quanto riguarda le modifiche intervenute nell'area di consolidamento.

Le tabelle che seguono mostrano l'elenco delle imprese incluse nell'area di consolidamento al 31 dicembre 2005:

	Capitale 31 dicembre 2005		% posseduta dalla Capogruppo		
Denominazione, sede, attività	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO					
Davide Campari-Milano S.p.A., Società *holding* e di produzione, Milano	€	29.040.000			
IMPRESE CONTROLLATE CONSOLIDATE CON IL METODO INTEGRALE					
Italia					
Barbero 1891 S.p.A., Società di produzione e commerciale, Canale	€	22.350.000	100,00		
Campari Italia S.p.A., società commerciale, Milano	€	1.220.076	100,00		
Sella & Mosca S.p.A., Società di produzione e commerciale, Alghero	€	13.838.916		100,00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.r.l., Società commerciale, Alghero	€	10.000		100,00	Sella & Mosca S.p.A.
Teruzzi & Puthod S.r.l., Società di produzione e commerciale, San Gimignano	€	1.000.000		100,00	Sella & Mosca S.p.A.
Giannina S.r.l., Società di produzione e commerciale, San Gimignano	€	20.000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., Società di produzione e commerciale, Cagliari (sede operativa Alghero)	€	16.276.000	100,00		
Longhi & Associati S.r.l., Società di servizi, Milano	€	10.400		70,00	Lacedaemon Holding B.V.

Denominazione, sede, attività	Capitale 31 dicembre 2005 Valuta	 Importo	% posseduta dalla Capogruppo Diretta	 Indiretta	 Azionista diretto
Europa					
Campari Deutschland GmbH, Società commerciale, Oberhaching (Munchen)	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta, Società finanziaria, Dublino	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France, Società di produzione, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., Società commerciale, Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., Società commerciale, Zug	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., Società di produzione, Volos	€	2.239.405		75,00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., Società *holding*, Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V., Società *holding*, Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A., Società commerciale, Volos	€	8.884.200		75,00	O-Dodeca B.V.
O-Dodeca B.V., Società *holding*, Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA, Società di servizi, Funchal	€	5.000	100,00		
Société Civile du Domaine de Lamargue, Società di produzione e commerciale, Saint Gilles (Francia)	€	4.793.184		100,00	Sella & Mosca S.p.A.
Dunwilco (1290) Ltd, Stirling (*)	GBP	1		100,00	DI.CI.E. Holding B.V.
Dunwilco (1291) Ltd, Stirling (*)	GBP	1		100,00	DI.CI.E Holding B.V.
Americhe					
Campari do Brasil Ltda., Società di produzione e commerciale, Barueri	BRC	243.202.100	100,00		
Gregson's S.A., Società proprietaria di marchi, Montevideo	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc., Società *holding*, Wilmington, Delaware	US$	115.450.000	100,00		
Skyy Spirits, LLC, Società commerciale, Wilmington, Delaware (sede operativa San Francisco)	US$	15.348.729		89,00	Redfire, Inc.
Altre					
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale, Qingdao (Cina)	RMB	24.834.454		93,67	Sella & Mosca S.p.A.

Altre partecipazioni Denominazione, sede, attività	Capitale 31 dicembre 2005 Valuta	 Importo	% posseduta dalla Capogruppo Indiretta	 Azionista diretto	Valutazione
Fior Brands Ltd., Società commerciale, Stirling	GBP	100	50,00	DI.CI.E. Holding B.V.	Patrimonio netto
International Marques V.o.f., Società commerciale, Harleem	€	210.000	33,33	DI.CI.E. Holding B.V.	Patrimonio netto
M.C.S. S.c.a.r.l., Società commerciale, Bruxelles	€	464.808	33,33	DI.CI.E. Holding B.V.	Patrimonio netto
SUMMA S.L., Società commerciale, Madrid	€	342.000	30,00	DI.CI.E. Holding B.V.	Patrimonio netto

(*): società rinominate in Glen Grant Distillery Company Limited (ex-Dunwico 1290) e Old Smuggler Whisky Company Limited (ex Dunwilco 1291) il 19 gennaio 2005.

Imprese controllate

Tutte le imprese controllate sono consolidate con il metodo integrale.

Tale metodo prevede che le attività e le passività, gli oneri e i proventi delle imprese consolidate siano assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo.

L'eventuale differenza residua, se positiva, è iscritta alla voce dell'attivo "Avviamento"; se negativa, è rilevata a conto economico.

Le quote del patrimonio netto e dell'utile di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento ad essi riferibile.

Imprese a controllo congiunto e joint-venture

Le società a controllo congiunto sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia il controllo congiunto fino al momento in cui lo stesso cessa di esistere.

Imprese collegate

Le imprese collegate sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia l'influenza notevole fino al momento in cui tale influenza notevole cessa di esistere.

Qualora l'eventuale quota di pertinenza del Gruppo delle perdite della collegata ecceda il valore contabile della partecipazione in bilancio, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite non è rilevata, a eccezione e nella misura in cui il Gruppo abbia l'obbligo di risponderne.

Transazioni eliminate nel processo di consolidamento

Nella redazione del bilancio consolidato, gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, sono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Gli utili e le perdite non realizzati generati su operazioni con imprese collegate o a controllo congiunto sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

I dividendi incassati da società consolidate sono eliminati.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in Euro dei bilanci espressi in valute diverse dalla moneta di conto è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in Euro delle poste di natura reddituale e patrimoniale sono imputate alla riserva del patrimonio netto "Riserva conversione valuta", sino alla cessione della partecipazione;
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla "Riserva conversione valuta".

Nella preparazione del rendiconto finanziario consolidato sono stati utilizzati i tassi medi di cambio per convertire i flussi di cassa delle imprese controllate estere.

I cambi applicati nelle operazioni di conversione sono i seguenti:

	31 dicembre 2005		31 dicembre 2004	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,2446	1,1797	1,2433	1,3604
Franco Svizzero	1,5483	1,5551	1,5440	1,5440
Real Brasiliano	3,0403	2,7432	3,6340	3,6682
Pesos Uruguayano	30,4492	27,9648	35,6909	36,9756
Renmimbi Cinese	10,2033	9,5204	10,2944	11,2641
Sterlina Inglese	0,6839	0,6853	0,6585	0,7088

3. Variazione nei principi contabili

I principi contabili adottati nella redazione del presente bilancio sono omogenei a quelli dell'esercizio precedente, a eccezione dei principi nuovi o rivisti adottati nel corso del 2005; in particolare:

IAS 32/IAS 39

Si rileva che il Gruppo ha optato per l'applicazione dei principi IAS 39 – Strumenti finanziari: rilevazione e valutazione e IAS 32 – *Strumenti finanziari: esposizione nel bilancio e informazioni integrative* a partire dal 1° gennaio 2005.

Gli effetti di tale applicazione sui dati di apertura al 1° gennaio 2005 sono dettagliati in allegato al presente bilancio – Transizione ai principi contabili internazionali.

IAS 21

Il Gruppo ha adottato la versione rivista dello IAS 21 – Effetti delle variazioni dei cambi delle valute estere – a partire dal 1° gennaio 2005.

Di conseguenza, ogni avviamento derivante da acquisizioni di controllate estere e ogni adeguamento del valore di carico delle attività e passività risultanti dall'acquisizione sono ora trattate come attività e passività della controllata estera e convertiti al cambio di fine esercizio.

Ai sensi delle disposizioni transitorie dello IAS 21 e dell'*Implementation guidance* dell'IFRS 1, tale modifica è applicata in modo prospettico.

L'avviamento acquisito in aggregazioni aziendali avvenute prima del 1° gennaio 2005 è trattato di conseguenza come attività della Capogruppo.

AL 31 dicembre 2005, questo adeguamento del tasso di cambio di controvalutazione del *goodwill* contabilizzato sull'acquisizione della quota del 30,1% di Skyy Spirits è stato pari a € 14,5 milioni.

IAS 33 – Utile per azione

Il Gruppo ha adottato lo IAS 33 rivisto a partire dal 1° gennaio 2005.

IFRS 7 – Strumenti finanziari, informazioni integrative

Tale principio, che ha efficacia dal 1° gennaio 2007, non è stato applicato anticipatamente dal Gruppo Campari. Vengono pertanto fornite in nota le informazioni richieste dallo IAS 32 – Strumenti finanziari: esposizione in bilancio ed informazioni integrative.

IAS 1(aggiornamento) – Informativa sul capitale

Tale modifica allo IAS 1 – Presentazione del bilancio – ha efficacia dal 1° gennaio 2007 e non è stata applicata anticipatamente dal Gruppo Campari.

4. Sintesi dei principi contabili applicati

Di seguito una sintesi dei principi contabili applicati dal Gruppo sulle singole aree di bilancio.

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate o prodotte internamente sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 – *Attività immateriali*, quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo di tutti gli oneri accessori ad essi imputabili.

Attività immateriali a vita definita

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della competenza, sulla base della durata della campagna pubblicitaria.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per l'azienda; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati lungo la loro vita utile.

Queste immobilizzazioni vengono ammortizzate generalmente su 3 anni.

Attività immateriali a vita indefinita

L'avviamento ed i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la ricuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore adottando i criteri indicati al punto "Perdita di valore delle attività (*Impairment*)".

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale la Direzione valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non sono oggetto di rettifica di valore.

Immobilizzazioni materiali

Costo

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

Tutti gli altri costi sono rilevati a conto economico quando sostenuti.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita a uno specifico fondo.

Gli effetti delle revisioni di stima di tali costi sono indicati al paragrafo "Fondi per rischi ed oneri".

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

Le migliorie su beni di terzi sono classificate nelle immobilizzazioni materiali, coerentemente rispetto alla natura del costo sostenuto.

Il periodo di ammortamento corrisponde al minore tra la vita utile residua dell'immobilizzazione materiale e la durata residua del contratto di locazione.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

Ammortamento

Il periodo di ammortamento decorre dal momento in cui il bene è disponibile all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

– immobili strumentali e costruzioni leggere	3%-5%
– impianti e macchinari	10%-25%
– mobili, macchine d'ufficio e macchine elettroniche	10%-30%
– automezzi e autoveicoli	20%-40%
– attrezzature varie	20%-30%

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate ed il contributo sarà erogato.

Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

Il Gruppo verifica, almeno annualmente, se vi siano indicazioni tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni il Gruppo stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La recuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, il Gruppo stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.

Tale perdita è rilevata a conto economico, a eccezione del caso cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.

In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato.

In tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili ed i fabbricati posseduti al fine di conseguire canoni di locazione ("investimenti immobiliari") sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valori accumulati. L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non vengono ammortizzati.

Attività biologiche

Le attività biologiche sono valutate, alla rilevazione iniziale e a ogni data di bilancio, al loro *fair value* al netto dei costi stimati al punto di vendita. Il relativo prodotto agricolo è valutato al costo che approssima il *fair value* al netto dei costi stimati al punto vendita al momento del raccolto.

Strumenti finanziari

Le attività e le passività finanziarie sono contabilizzate secondo quanto stabilito dallo IAS 39 – *Strumenti finanziari: rilevazione e valutazione.*

Le partecipazioni in imprese a controllo congiunto e in imprese collegate sono valutate con il metodo del patrimonio netto.

Le partecipazioni in altre imprese non detenute per la negoziazione ("*available-for-sale*") sono valutate al *fair value* con imputazione degli effetti a patrimonio netto; quando il *fair value* non può essere attendibilmente determinato, le partecipazioni sono valutate al costo rettificato per perdite di valore.

Quando vengono meno i motivi delle svalutazioni effettuate, le partecipazioni valutate al costo sono rivalutate nei limiti delle svalutazioni effettuate con imputazione dell'effetto a conto economico.

Il rischio derivante da eventuali perdite eccedenti il patrimonio netto è rilevato in apposito fondo nella misura in cui la partecipante è impegnata ad adempiere a obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprire le sue perdite.

I crediti e le attività finanziarie da mantenersi sino alla scadenza sono iscritti al costo rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi di transazione (ad esempio, commissioni, consulenze, etc.).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, inclusivo dei costi accessori alla transazione.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita e quelli di negoziazione sono valutati al valore corrente.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali ad esempio l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente nel patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite accumulate, incluse quelle precedentemente iscritte nel patrimonio netto, vengono incluse nel conto economico del periodo.

I finanziamenti e i crediti che il Gruppo non detiene a scopo di negoziazione (finanziamenti e crediti originati nel corso dell'attività caratteristica), i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza e tutte le attività finanziarie per le quali non sono disponibili quotazioni in un mercato attivo e il cui *fair value* non può essere determinato in modo attendibile, sono misurate, se hanno una scadenza prefissata, al costo ammortizzato, utilizzando il metodo dell'interesse effettivo.

Quando le attività finanziarie non hanno una scadenza prefissata, sono valutate al costo di acquisizione.

I crediti con scadenza superiore a un anno, infruttiferi o che maturano interessi inferiori al mercato, sono attualizzati utilizzando i tassi di mercato.

Vengono regolarmente effettuate valutazioni al fine di verificare se esista evidenza oggettiva che un'attività finanziaria o che un gruppo di attività possa aver subito una riduzione di valore.

Se esistono evidenze oggettive, la perdita di valore deve essere rilevata come costo nel conto economico del periodo.

Le passività finanziarie sono esposte al costo ammortizzato utilizzando il metodo dell'interesse effettivo.

Le passività finanziarie coperte da strumenti derivati sono valutate al valore corrente, secondo le modalità stabilite per l'*hedge accounting*, applicabili al *fair value hedge*: gli utili e le perdite derivanti dalle successive valutazioni al valore corrente, dovute a variazioni dei tassi d'interesse, sono rilevate a conto economico e sono compensate dalla porzione efficace della perdita o dell'utile derivante dalle successive valutazioni al valore corrente dello strumento coperto.

Strumenti finanziari derivati

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati possono essere contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa, si presume che la copertura sia altamente efficace, l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore corrente, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili:

- *Fair value hedge* – Se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore corrente di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore corrente dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, modificano il valore di carico di tale posta e vengono rilevati a conto economico.

- *Cash flow hedge* – Se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto.

L'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui viene rilevata l'operazione oggetto di copertura.

L'utile o la perdita associati ad una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

Azioni proprie

Le azioni proprie sono iscritte in riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, e il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo, e la cui vendita è altamente probabile nel breve termine.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

Il trattamento di fine rapporto ("TFR") delle società italiane è considerato un piano a benefici definiti successivo al rapporto di lavoro ed è contabilizzato secondo quando previsto per gli altri piani a benefici definiti.

L'obbligazione del Gruppo e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

La passività relativa ai benefici da riconoscere al termine del rapporto di lavoro iscritta nello stato patrimoniale rappresenta il valore attuale dell'obbligazione a benefici definiti, rettificato da utili e perdite attuariali e da costi relativi a prestazioni di lavoro pregresse non rilevati precedentemente.

Piani retributivi sotto forma di partecipazione al capitale

Il Gruppo riconosce benefici addizionali sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 – *Pagamenti basati su azioni*, l'ammontare complessivo del valore corrente delle stock option alla data di assegnazione è rilevato a conto economico come costo.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale.

Il *fair value* delle *stock option* è rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option* è rilevato con contropartita alla voce "Riserva per *stock option*".

Il Gruppo ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1° gennaio 2005).

Fondi rischi e oneri

I fondi per rischi e oneri riguardano costi e oneri di natura determinata e di esistenza certa o probabile che alla data di chiusura dell'esercizio sono indeterminati nell'ammontare o nella data di sopravvenienza.

Gli accantonamenti sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce "Proventi (oneri) finanziari".

Quando la passività è relativa ad attività materiali e ragionevolmente prevedibile o sussista un'obbligazione al ripristino del sito, il fondo è rilevato in contropartita all'attività a cui si riferisce.

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa ad attività materiali (ad esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Fondo ristrutturazione

Il Gruppo iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione, e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno al Gruppo i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al netto di sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;

- i dividendi sono rilevati alla data di assunzione della delibera da parte dell'assemblea; i dividendi ricevuti da società collegate sono registrati a riduzione del valore della partecipazione.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile ed il debito relativo è rilevato alla voce "Debiti verso l'Erario".

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare/recuperare alle/dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite e anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili, nei rispettivi ordinamenti dei paesi in cui il Gruppo opera, negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando le imposte sul reddito sono applicate dalla medesima autorità fiscale, vi è un diritto legale di compensazione ed i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, se attivo, è iscritto alla voce "Imposte anticipate"; se passivo, alla voce "Imposte differite".

Quando i risultati delle operazioni sono rilevati direttamente a patrimonio netto, le imposte correnti, le attività per imposte anticipate e le passività per imposte differite sono anch'esse imputate al patrimonio netto.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi ad operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Utile per azione

L'utile base per azione è calcolato dividendo il risultato economico del Gruppo per la media ponderata delle azioni in circolazione durante l'esercizio, escludendo le eventuali azioni proprie in portafoglio.

Ai fini del calcolo dell'utile (perdita) diluito per azione, la media ponderata delle azioni in circolazione è modificata assumendo la conversione di tutte le potenziali azioni aventi effetto diluitivo.

Anche il risultato netto del Gruppo è rettificato per tener conto degli effetti, al netto delle imposte, della conversione.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte della direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa ad attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore. I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da budget e piani pluriennali.

5. Aggregazioni aziendali (acquisizioni)

Skyy Spirits LLC

Nel mese di febbraio 2005, il Gruppo ha esercitato la *call option* stabilita contrattualmente che ha consentito di acquisire un'ulteriore partecipazione del 30,1% in Skyy Spirits, LLC.

La partecipazione del Gruppo nella società è salita in tal modo al 89%.

L'esborso finanziario per l'acquisizione è stato pari a US$ 156,6 milioni (€ 118,1 milioni al cambio della data dell'operazione).

Le spese sostenute per tale acquisizione hanno portato l'esborso finanziario netto a € 118.534 migliaia.

L'acquisizione è stata finanziata in parte tramite utilizzo di disponibilità liquide e in parte tramite ricorso all'indebitamento bancario, sia a breve che a lungo termine, da parte della controllata Redfire, Inc.

Le voci del rendiconto finanziario consolidato rettificate per tale acquisizione sono state la riduzione del patrimonio netto di terzi per € 1.295 migliaia e l'incremento delle immobilizzazioni immateriali, per l'iscrizione del *goodwill*, per € 131.778 migliaia al cambio del 31 dicembre 2005.

Inoltre, in base a recenti interpretazioni sul principio IAS 32 – Strumenti finanziari, esposizione in bilancio e informazioni integrative – emanate dallo IASB (*International Accounting Standard Board*) è stato iscritto il debito per le *put option* esercitabili da parte dei soci di minoranza tra gennaio e novembre 2007.

L'impatto a livello di liquidità è nullo in quanto a fronte della rettifica dell'aumento delle immobilizzazioni immateriali per l'iscrizione di un *goodwill* di € 43.203 migliaia e di una riclassifica del patrimonio netto di terzi di € 2.343 migliaia è stato iscritto un corrispondente debito di € 45.546 migliaia. Il rendiconto finanziario consolidato è presentato al netto di queste voci.

Teruzzi & Puthod S.r.l.

In data 27 dicembre 2005 il Gruppo ha acquisito il 100% di Teruzzi & Puthod S.r.l. e Giannina S.r.l I *fair value* alla data dello scambio delle attività cedute e delle passività assunte sono i seguenti:

	Fair value (€ 000)	Valore di libro (€ 000)
Attivo non corrente		
Immobilizzazioni materiali	9.899	9.899
Altro attivo fisso	9	9
	9.908	**9.908**
Attivo corrente		
Rimanenze	2.518	2.518
Crediti clienti	1.562	1.562
altro attivo corrente	155	155
Cassa e banche	171	171
	4.405	**4.405**
Totale attivo	**14.313**	**14.313**
Patrimonio netto	**12.650**	**13.147**
Passivo non corrente		
Debiti finanziari non correnti	14	14
Fondi per il personale	127	127
Altri fondi	497	
	639	**142**
Passivo corrente		
Debiti finanziari correnti	205	205
Debiti fornitori	500	500
Altro passivo corrente	319	319
	1.024	**1.024**
Totale passivo e patrimonio netto	**14.313**	**14.313**

Il costo totale dell'acquisizione è stato di € 12.650 migliaia e include il rilevamento delle quote delle società in questione per € 12.000 migliaia e i costi direttamente attribuibili all'operazione per € 150 migliaia.

Inoltre è stato iscritto un debito di € 500 migliaia nei confronti del venditore che si estinguerà a fronte della cessione di un immobile, iscritto per lo stesso valore, dopo il verificarsi di alcune condizioni previste dal contratto di acquisto.

L'esborso finanziario per l'acquisto delle azioni è stato pertanto di € 12.150 migliaia pagati in contanti, che ha avuto un impatto diretto sulla liquidità del Gruppo.

Le voci patrimoniali sopra presentate sono state quindi eliminate dalle relative variazioni del rendiconto finanziario e presentate nella voce "Acquisizione di società o quote in società controllate" per il corrispettivo pagato.

Se l'acquisizione fosse stata consolidata ad inizio esercizio, sulla base dei risultati delle società acquisite, i ricavi del Gruppo sarebbero incrementati di circa € 4,7 milioni, mentre a livello di risultato netto l'apporto delle due società sarebbe stato di € 0,9 milioni.

Glen Grant

Il 22 dicembre 2005, il Gruppo ha annunciato di avere siglato un accordo per l'acquisizione degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar.

Inoltre, come parte della transazione, il Gruppo Campari ha acquisito la distilleria per la produzione di Glen Grant situata a Rothes in Scozia.

Il corrispettivo dell'operazione, al netto della cassa di GBP 3,2 milioni, è stato di € 130 milioni e include € 115 milioni per Glen Grant e € 15 milioni per Old Smuggler e Braemar.

Il *closing* è avvenuto il 15 marzo, successivamente all'autorizzazione della transazione da parte della Commissione Europea e il corrispettivo è stato pagato in *cash*.

Tale acquisizione non è stata recepita nei conti chiusi al 31 dicembre 2005, essendo stata finalizzata dopo tale data; non ha quindi alcun impatto sui conto consolidati a questa data.

I principali dati attribuiti alle attività acquisite, che verranno consolidati dal 15 marzo 2006, sono i seguenti; si specifica che si tratta di dati preliminari che potrebbero essere soggetti a rettifiche in sede di primo consolidamento.

	Fair value (€/milioni)
Immobilizzazioni materiali	4,7
Marchi	102,2
Totale attivo non corrente	**106,9**
Rimanenze	22,8
Altro attivo corrente	0,3
Cassa e banche	4,6
Totale attivo corrente	**27,7**
Totale attivo	**134,6**

6. Partecipazioni in *joint venture* e società collegate

Il Gruppo detiene partecipazioni in diverse società a controllo congiunto con l'obiettivo di promuovere e commercializzare i propri prodotti nei mercati in cui operano le *joint venture* stesse: Fior Brands Ltd., operante in Inghilterra (al 50%), International Marques V.o.f., operante in Olanda (al 33,33%), MCS S.c.a.r.l. operante in Belgio (al 33,33%) e infine Summa S.L. operante in Spagna (al 30%).

Queste società sono tutte consolidate con il metodo del patrimonio netto; vengono consolidate le quote di risultato del Gruppo sulla base dei bilanci predisposti dalle società a una data di chiusura corrispondente a quella del Gruppo ad eccezione di Summa S.L. che, per motivi legati al proprio socio di maggioranza, chiude annualmente il proprio bilancio al 30 settembre e predispone una situazione al 31 dicembre ai soli fini del bilancio consolidato del Gruppo Campari.

Le quote del Gruppo Campari nell'attivo, passivo, ricavi e costi di queste società sono globalmente i seguenti:

	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
Quota dello stato patrimoniale:		
Attivo non corrente	277	322
Attivo corrente	24.556	24.363
	24.832	**24.684**
Passivo non corrente	689	704
Passivo corrente	23.551	23.596
	24.241	**24.300**
Quota dei ricavi e costi:		
Ricavi	24.057	23.578
Costo del venduto	(18.006)	(16.964)
Spese di vendita e amministrative	(5.571)	(6.414)
Oneri finanziari	(100)	(97)
Risultato *ante* imposte	379	103
Imposte	(96)	(84)
Risultato netto	283	19
Valore di carico delle partecipazioni	**591**	**385**

7. Informativa di settore

In applicazione dello IAS 14, di seguito sono riportati gli schemi relativi all'informativa di settore.

La reportistica primaria del Gruppo è per settore di attività, definito come una parte del Gruppo distintamente identificabile, che fornisce un insieme di prodotti omogenei, ed è soggetta a rischi e a benefici diversi da quelli degli altri settori d'attività del Gruppo.
L'informativa secondaria riporta alcune informazioni divise per area geografica.

I principi contabili con cui l'informativa di settore è esposta nelle note, sono coerenti con quelli adottati nella predisposizione del bilancio consolidato.

I settori di attività in cui opera il Gruppo sono rappresentati dalla produzione e vendita di:
- *spirit*: bevande a base di alcool a gradazione sia inferiore, sia superiore al 15% in volume, queste ultime normativamente definite "bevande spiritose";
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i vermouth;
- *soft drink*: tutte le bevande analcoliche;
- *altro*: vendite relative all'attività di *co-packing* e di materie prime e semilavorati.

Le informazioni relative alle aree geografiche sono basate sulla localizzazione geografica delle attività e, per quanto riguarda i ricavi derivanti da clienti esterni, sulla localizzazione geografica dei clienti.
Per rappresentare tale informativa, vengono esposte le aree Italia, Europa, Americhe e resto del mondo.

Informativa primaria

Le due tabelle seguenti mostrano i ricavi e costi del Gruppo nonché l'attivo e il passivo di stato patrimoniale, attribuiti ai singoli settori al 31 dicembre 2005 e al 31 dicembre 2004.

31 dicembre 2005	*Spirit* (€ 000)	*Wine* (€ 000)	*Soft drink* (€ 000)	Altre vendite (€ 000)	Totale attività operativa (€ 000)
Ricavi (*)					
Vendite nette a terzi	551.528	125.163	124.940	8.313	809.944
Margini e risultati					
Margine del settore	189.584	14.090	31.136	1.457	236.267
Costi non allocati					(52.411)
Risultato operativo					183.856
Proventi (oneri) finanziari netti					(9.907)
Quota di risultato di società valutate al patrimonio netto	191	65	28	–	283
Imposte					(51.180)
Interessi di minoranza					(5.039)
Utile netto del Gruppo					118.013
Attivo e passivo					
Attivo allocato ai settori	948.431	254.838	60.000	–	1.263.269
Partecipazioni valutate con il metodo del patrimonio netto	402	105	84	–	591
Altre attività non allocate					337.038
Totale attivo					**1.600.898**
Passivo allocato ai settori	97.550	33.045	20.691	–	151.286
Altre passività non allocate					753.832
Totale passivo					**905.118**
Altre informazioni					
Investimenti in immobilizzazioni materiali (**):					
– allocate ai segmenti	7.616	16.513	1.286	–	25.415
– non allocate ai segmenti					1.403
Totale					**26.818**
Investimenti in immobilizzazioni immateriali (**):					
– allocate ai segmenti	175.079	27	17	–	175.123
– non allocate ai segmenti					1.795
Totale					**176.918**
Ammortamenti di immobilizzazioni materiali:					0
– allocate ai segmenti	5.647	5.251	2.642	–	13.540
– non allocate ai segmenti					2.203
Totale					**15.743**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	39	18	5	–	62
– non allocate ai segmenti					1.601
Totale					**1.663**
Altre spese che non hanno comportato un'uscita di cassa	956	1.009	–	–	1.965

(*) Non vi sono vendite tra i diversi segmenti.
(**) In conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono anche le attività acquisite durante l'esercizio.

31 dicembre 2004	Spirit (€ 000)	Wine (€ 000)	Soft drink (€ 000)	Altre vendite (€ 000)	Totale attività operativa (€ 000)
Ricavi (*)					
Vendite nette a terzi	493.060	120.801	127.378	9.890	751.129
Margini e risultati					
Margine del settore	176.716	13.563	29.235	1.576	221.089
Costi non allocati					(52.411)
Risultato operativo					166.661
Proventi (oneri) finanziari netti					(9.622)
Quota di risultato di società valutate al patrimonio netto	13	4	1	–	19
Imposte					(43.076)
Interessi di minoranza					(17.061)
Utile netto del Gruppo					96.921
Attivo e passivo					
Attivo allocato ai settori	705.016	241.845	57.826	–	1.004.687
Partecipazioni valutate con il metodo del patrimonio netto	264	48	73	–	385
Altre attività non allocate					336.089
Totale attivo					**1.341.161**
Passivo allocato ai settori	83.451	34.311	25.460	–	143.222
Altre passività non allocate					568.775
Totale passivo					**711.997**
Altre informazioni					
Investimenti in immobilizzazioni materiali (**):					
– allocate ai segmenti	5.776	12.268	847	–	18.891
– non allocate ai segmenti					3.177
Totale					**22.068**
Investimenti in immobilizzazioni immateriali (**):					
– allocate ai segmenti	1.380	11.510	10	–	12.900
– non allocate ai segmenti					2.585
Totale					**15.485**
Ammortamenti di immobilizzazioni materiali:					0
– allocate ai segmenti	5.390	4.746	2.533	–	12.669
– non allocate ai segmenti					3.020
Totale					**15.689**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	86	62	29	–	177
– non allocate ai segmenti					1.954
Totale					**2.131**
Altre spese che non hanno comportato un'uscita di cassa	438	462	–	–	900

(*) Non vi sono vendite tra i diversi segmenti.
(**) In conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono anche le attività acquisite durante l'esercizio.

Informativa secondaria

Le tabelle seguenti riportano i ricavi, le spese per investimenti in immobilizzazioni e alcune informazioni sull'attivo del gruppo divisi in settori geografici, al 31 dicembre 2005 e al 31 dicembre 2004.

31 dicembre 2005	Italia (€ 000)	Europa (€ 000)	Americhe (€ 000)	Resto del mondo (€ 000)	Totale attività operativa (€ 000)
Ricavi					
Vendite nette a terzi	381.505	151.673	242.001	34.765	809.944
Attivo					
Attivo allocato	582.460	80.266	592.107	8.436	1.263.269
Partecipazioni					
valutate con il metodo del patrimonio netto	–	591	–	–	591
Attivo non allocato					337.038
Totale attivo					**1.600.898**
Altre informazioni					
Investimenti in immobilizzazioni materiali (*):					
– allocate ai segmenti	20.486	4.415	514	–	25.415
– non allocate ai segmenti					1.403
Totale					**26.818**
Investimenti in immobilizzazioni immateriali (*):					
– allocate ai segmenti	72	71	174.980	–	175.123
– non allocate ai segmenti					1.795
Totale					**176.918**

31 dicembre 2004	Italia (€ 000)	Europa (€ 000)	Americhe (€ 000)	Resto del mondo (€ 000)	Totale attività operativa (€ 000)
Ricavi					
Vendite nette a terzi	363.617	141.849	214.592	31.071	751.129
Attivo					
Attivo allocato	541.730	69.718	388.759	4.480	1.004.687
Partecipazioni					
valutate con il metodo del patrimonio netto	–	385	–	–	385
Attivo non allocato					336.089
Totale attivo					**1.341.161**
Altre informazioni					
Investimenti in immobilizzazioni materiali (*):					
– allocate ai segmenti	10.078	6.569	1.244	1.000	18.891
– non allocate ai segmenti					3.177
Totale					**22.068**
Investimenti in immobilizzazioni immateriali (*):					
– allocate ai segmenti	11.667	1.233	–	–	12.900
– non allocate ai segmenti					2.585
Totale					**15.485**

(*) In conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono anche le attività acquisite durante l'esercizio.

8. Ricavi e costi

Si ricorda che nella relazione sulla gestione sono forniti ampi commenti sulla variazione delle vendite e, a livello economico, delle singole categorie di costi.

Di seguito si fornisce il dettaglio di alcuni ricavi e costi che, per natura o per importo, risultano rilevanti ai fini della comprensione del risultato dell'esercizio.

Ricavi per vendita di beni e servizi

	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
Vendita di beni	803.344	743.505
Prestazioni di servizi	6.600	7.624
Totale vendite nette	**809.944**	**751.129**

Le prestazioni di servizi sono riferite principalmente ad attività di imbottigliamento di prodotti di terzi.

Altri proventi

Il risultato operativo dell'esercizio è stato favorevolmente impattato dei seguenti ricavi:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Royalty	693	967
Altri proventi ordinari		
Contributi in conto capitale	228	172
Proventi per affitti di investimenti immobiliari	1.122	271
Storni di fondi rischi o altre passività	3.144	801
Totale altri proventi ordinari	**4.494**	**1.244**
Proventi non ordinari		
Rilasci di fondi non utilizzati	2.056	1.833
Altre sopravvenienze non ordinarie	1.693	1.073
Plusvalenze cessioni di immobilizzazioni materiali	2.301	1.058
Totale proventi non ordinari	**6.050**	**3.964**

Tra i proventi ordinari dell'esercizio figurano € 2.518 migliaia riferiti allo storno di debiti per cauzioni imballi precedentemente iscritti nella voce "altre passività correnti".

A seguito dell'interruzione della produzione "vuoti a rendere" avvenuta nel 2003, i debiti per i quali non era stato richiesto il rimborso sono stati stornati nell'esercizio corrente.

I rilasci dei fondi classificati tra gli oneri non ordinari sono attribuibili a chiusure di cause fiscali in corso da parte di Campari do Brasil Ltda.

Le altre sopravvenienze non ordinarie sono riferite a rimborsi ricevuti dalla Capogruppo e da Campari do Brasil Ltda relativamente a oneri sostenuti in esercizi precedenti.

Parte delle plusvalenze realizzate (€ 1.959 milioni) si riferiscono alla cessione di un immobile da parte di Campari Schweiz A.G.

Altri costi

Di seguito viene riportato il dettaglio dei costi operativi legati alla gestione del *leasing* operativo e finanziario, degli investimenti immobiliari del Gruppo e degli oneri non ordinari.

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Leasing operativo		
– Pagamenti minimi per leasing operativo	(3.261)	(2.935)
Leasing finanziario		
– Canoni potenziali di locazione (indicizzazioni)	(25)	(13)
Altri costi		
– Spese legate alla gestione di investimenti immobiliari che hanno generato proventi per affitti (incluse spese di manutenzione)	(8)	(15)
– Spese legate alla gestione di investimenti immobiliari che non hanno generato proventi per affitti (incluse spese di manutenzione)	(17)	(1)
Altri oneri operativi non ordinari	(1.340)	(1.749)

Gli altri oneri operativi non ordinari si riferiscono per € 715 migliaia a ristrutturazioni sulla rete di vendita di una controllata e a contenziosi diversi con il personale stanziati da Campari do Brasil Ltda.

Nell'esercizio precedente tali costi non ordinari erano prevalentemente riferiti a quest'ultima società per l'accantonamento di contenziosi diversi fiscali e sul personale.

Ammortamenti

Gli ammortamenti registrati a conto economico, suddivisi per destinazione, sono stati i seguenti; si specifica che non vi sono state perdite per *impairment* nei due esercizi presentati.

Ammortamenti e eventuali riduzioni di valore:	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Ammortamenti di immobilizzazioni materiali	(15.743)	(15.689)
Ammortamenti di immobilizzazioni immateriali	(1.663)	(2.131)
di cui:		
Inclusi nel costo del venduto		
– Ammortamenti di immobilizzazioni materiali	(13.386)	(12.946)
– Ammortamenti di immobilizzazioni immateriali	(45)	(163)
Inclusi nei costi di vendita e distribuzione		
– Ammortamenti di immobilizzazioni materiali	(656)	(527)
– Ammortamenti di immobilizzazioni immateriali	(16)	(14)
Inclusi nei costi generali e amministrativi		
– Ammortamenti di immobilizzazioni materiali	(1.700)	(2.217)
– Ammortamenti di immobilizzazioni immateriali	(1.603)	(1.955)

Proventi (oneri) finanziari netti

Il dettaglio degli oneri e proventi finanziari registrati nel periodo è il seguente:

	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
Oneri finanziari netti su prestiti obbligazionari	(12.604)	(10.265)
Interessi passivi bancari	(6.097)	(1.631)
Spese bancarie	(997)	(836)
Altri oneri	(537)	(550)
Totale oneri finanziari (al costo)	**(20.235)**	**(13.282)**
Perdita non realizzata su strumenti derivati di copertura	(323)	
Interessi attuariali	(611)	(581)
Totale oneri finanziari	**(21.168)**	**(13.863)**
Interessi bancari e da depositi a termine	5.642	2.944
Altri proventi	5.443	1.843
Totale proventi finanziari	**11.265**	**4.787**
Differenze cambio realizzate nette	(454)	(405)
Differenze cambio non realizzate nette	450	(141)
Proventi e oneri finanziari netti	**(9.907)**	**(9.622)**

Si precisa che gli altri proventi si riferiscono prevalentemente a proventi netti realizzati dalla Capogruppo su titoli non più in portafoglio.

Per quanto riguarda le obbligazioni e i *private placement* emessi dalla Capogruppo e da Redfire, Inc., gli oneri sopra presentati sono al netto dell'effetto delle coperture sui tassi di interesse e – per la sola Capogruppo – sui tassi di cambio; il dettaglio degli oneri lordi è il seguente:

	31 dicembre 2005			31 dicembre 2004
	Capogruppo (€ 000)	Redfire, Inc. (€ 000)	Totale (€ 000)	Totale (€ 000)
Oneri finanziari verso obbligazionisti	(11.355)	(8.520)	(19.875)	(19.117)
Oneri finanziari su *swap*	(7.186)		(7.186)	(7.189)
Proventi finanziari su *swap*	11.355	3.102	14.457	16.041
	(7.186)	**(5.418)**	**(12.604)**	**(10.265)**

Costi del personale

La voce risulta così composta:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Salari e stipendi	(60.063)	(57.044)
Oneri sociali	(14.836)	(14.433)
Costi per benefici successivi al rapporto di lavoro	(1.726)	(2.436)
Costo per pagamenti basati su azioni	(1.009)	(419)
	(77.635)	**(74.332)**

Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo del Gruppo riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging* nei diversi mercati.

Tali costi non vengono capitalizzati, ma interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

9. Imposte correnti e differite

Il dettaglio delle imposte correnti e differite incluse nel conto economico del Gruppo è il seguente:

	31 dicembre 2005 €/000	31 dicembre 2004 €/000
Imposte sul reddito correnti		
- imposte dell'esercizio	(31.619)	(31.757)
- imposte relative a esercizi precedenti	(246)	
Imposte sul reddito differite		
- emersione e annullamento di differenze temporanee	(19.315)	(11.319)
Imposte sul reddito riportate a conto economico	**(51.180)**	**(43.076)**

Gli importi delle imposte correnti o differite accreditate e addebitate direttamente a patrimonio netto nel corso del periodo riguardano unicamente la valutazione a *fair value* delle coperture di *cash flow hedging* su future operazioni di vendita e acquisto in valuta.

	31 dicembre 2005 € 000	31 dicembre 2004 € 000
Imposte differite relative a voci addebitate o accreditate al patrimonio netto		
Utile netto valutazioni cash flow hedging	14	-
	14	**0**

Di seguito viene fornita la riconciliazione dell'onere fiscale teorico con quello effettivo del Gruppo.

Si precisa che l'aliquota teorica considerata è quella della Capogruppo; tiene conto di due aliquote, l'IRES e l'IRAP che hanno tuttavia base imponibile diversa.

Le differenze di base imponibile sono incluse nella voce "differenze permanenti".

	31 dicembre 2005 € 000	31 dicembre 2004 € 000
Risultato del Gruppo prima delle imposte	**169.193**	**139.997**
Aliquota fiscale applicabile Italia	37,25%	37,25%
Imposte teoriche del Gruppo ad aliquota vigente in Italia	(63.024)	(52.149)
Minore (maggiore) incidenza fiscale delle imprese estere rispetto all'aliquota teorica	9.290	8.220
Minore (maggiore) incidenza fiscale delle imprese italiane rispetto all'aliquota teorica	3.671	3.540
Differenze permanenti	(2.008)	(2.657)
Altre differenze su scritture di consolidato	891	(30)
Onere fiscale effettivo	**(51.181)**	**(43.076)**
Aliquota effettiva	-30,0%	-31,0%

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale di fine periodo, divise per natura, è il seguente:

	Stato patrimoniale		Conto economico	
	31 dicembre 2005 €/000	31 dicembre 2004 €/000	31 dicembre 2005 €/000	31 dicembre 2004 €/000
Imposte anticipate				
Spese a deducibilità differita	949	1.105	(253)	(674)
Fondi tassati	5.733	8.279	(2.944)	(141)
Perdite pregresse	6.502	3.875	913	(1.424)
Valutazioni a *fair value*	1.553	126	26	126
Altre	1.792	2.147	(336)	953
Voci addebitate a patrimonio netto	14		(18)	
	16.543	**15.532**	**(2.612)**	**(1.160)**
Imposte differite				
Ammortamenti anticipati	(6.752)	(5.184	(1.845)	(1.668)
Plusvalenze soggette a tassazione differita	(407)	(834)	(9)	(2.391)
Goodwill e marchi deducibili localmente	(27.870)	(13.110)	(12.854)	(6.531)
Riserve soggette a tassazione in caso di distribuzione	(8.331)	(8.331)		
Adeguamento ai principi contabili di gruppo	3.437	4.646	(1.209)	1.087
Leasing	(1.440)	(654)	(786)	(655)
Altri	(1.942)	(1.583)		
	(43.304)	**(25.051)**	**(16.702)**	**(10.158)**

Il beneficio fiscale riconosciuto sulle perdite pregresse riguarda le imposte anticipate registrate nei precedenti esercizi da Campari do Brasil Ltda in base alle proprie perdite fiscali; la legislazione locale prevede che non vi sia scadenza nell'utilizzo temporale di tali perdite ma solo un limite di utilizzo per ogni esercizio basato sul reddito imponibile dichiarato nello stesso esercizio.

La società ha già iniziato il recupero di tali perdite nell'esercizio corrente.

10. Utile base e diluito per azione

L'utile per azione base è determinato come rapporto tra il risultato dell'esercizio di pertinenza del Gruppo e il numero medio ponderato di azioni ordinarie in circolazione nell'esercizio. Vengono escluse dal denominatore di questo rapporto le azioni proprie detenute dal Gruppo.

L'utile per azione diluito è determinato tenendo conto, nel calcolo del numero di azioni in circolazione, del potenziale effetto diluitivo derivante dalle opzioni assegnate ai beneficiari dei piani di *stock option*.

Il calcolo dell'utile base per azione è il seguente.

utile base	31 dicembre 2005			31 dicembre 2004		
	Utile € 000	Azioni numero	Utile per azione €	Utile € 000	Azioni numero	Utile per azione €
Utile netto attribuibile agli azionisti ordinari	118.013			96.921		
Media ponderata delle azioni ordinarie in circolazione		281.194.137			280.806.135	
Utile base per azione			**0,42**			**0,35**

Il calcolo dell'utile diluito per azione è il seguente.

utile diluito	31 dicembre 2005			31 dicembre 2004		
	Utile	Azioni	Utile per azione	Utile	Azioni	Utile per azione
	€ 000	numero	€	€ 000	numero	€
Utile netto attribuibile agli azionisti ordinari	118.013			96.921		
Media ponderata delle azioni ordinarie in circolazione al netto della diluizione		284.710.990			281.283.481	
Utile diluito per azione			**0,41**			**0,34**

11. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Terreni e fabbricati € 000	Impianti e macchinari € 000	Altri € 000	Totale € 000
Valore di carico iniziale	118.647	167.303	61.696	347.646
Fondo ammortamento iniziale	(44.426)	(109.786)	(49.210)	(203.422)
Saldo al 31 dicembre 2004	**74.221**	**57.517**	**12.486**	**144.224**
Investimenti	3.281	7.569	3.865	14.715
Variazione area consolidamento	5.303	2.548	152	8.003
Disinvestimenti	(140)	(149)	(1.247)	(1.536)
Ammortamenti	(3.590)	(9.416)	(2.313)	(15.319)
Riclassifiche	590	1.481	(2.072)	(1)
Riclassifica immobilizzazioni in corso a fine esercizio	654	2.218	(2.871)	–
Svalutazioni	(1)	–	–	(1)
Differenze cambio e altri movimenti	1.438	1.783	(828)	2.394
Saldo al 31 dicembre 2005	**81.756**	**63.551**	**7.172**	**152.479**
Valore di carico finale	129.772	182.753	58.695	371.220
Fondo ammortamento finale	(48.016)	(119.202)	(51.523)	(218.741)

Gli investimenti dell'esercizio, pari a € 14.715 migliaia, sono riconducibili per € 3.934 migliaia a opere realizzate su fabbricati e impianti nello stabilimento di Volos, in Grecia, per l'avvio della produzione di Ouzo 12 da parte della controllata Koutsikos Distilleries S.A.; lo stabilimento è entrato in funzione nella seconda parte dell'anno.

La Capogruppo ha effettuato investimenti nei propri stabilimenti, principalmente a Novi Ligure, per un ammontare totale di € 5.217 migliaia; di questi, € 3.244 migliaia riguardano impianti e macchinari per reparti diversi tra i quali la linea liquori e CampariSoda, il reparto di fabbricazione di sfusi e sciroppi, le cantine, i servizi generali di stabilimento.

Inoltre, € 1.815 migliaia sono stati investiti da Sella & Mosca S.p.A. per l'acquisto di macchine agricole, impianti diversi e in una nuova cantina barriqueria.

Infine Barbero 1891 S.p.A. ha contribuito agli investimenti del Gruppo con € 1.263 migliaia per una nuova linea spumanti, apparecchiature elettriche e autoclavi.

La variazione dell'area di consolidamento è interamente riferita a Teruzzi & Puthod S.r.l., consolidata dal 1° dicembre 2005.

Si segnala che, ai fini di una migliore esposizione, alla fine dell'esercizio sono state riclassificate le immobilizzazioni in corso tra le varie categorie di appartenenza, in modo da rispecchiare la natura dell'investimento.

Al 31 dicembre 2005, le immobilizzazioni in corso sono pari a € 2.915 migliaia.

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso:

	Immobilizzazioni di proprietà € 000	Immobilizzazioni in *leasing* finanziario € 000	Totale € 000
Terreni e fabbricati	57.721	24.035	81.756
Impianti e macchinari	61.571	1.980	63.551
Altri beni	7.078	94	7.172
	126.369	**26.109**	**152.479**

Di seguito si forniscono alcune informazioni aggiuntive:

	Terreni e fabbricati € 000	Impianti e macchinari € 000	Altri € 000	Totale € 000
Valore lordo cespiti completamente ammortizzati e ancora in funzione	3.350	69.091	11.606	84.048
Valore netto cespiti ritirati dall'uso attivo e non classificati come destinati alla vendita	–	1.042	2	1.044

12. Attività biologiche

La voce include attività biologiche composte da viti fruttifere e mature, che sostengono la raccolta di uva per la produzione del vino.

Le viti sono situate in vigneti di circa 500 ettari in Sardegna, a nord di Alghero, di proprietà di Sella & Mosca S.p.A., in vigneti nel territorio di San Gimignano di 90 ettari di proprietà della neo-acquisita Teruzzi & Puthod S.r.l. e in 73 ettari di vigneti in Francia, a Saint Gilles, di proprietà di Société Civile du Domaine de La Margue.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue; la variazione dell'area di consolidamento è interamente riferita a Teruzzi & Puthod S.r.l.

	€/000
Valore di carico iniziale	12.511
Fondo ammortamento iniziale	(2.983)
Saldo al 31 dicembre 2004	**9.528**
Investimenti	2.203
Variazione dell'area di consolidamento	1.395
Disinvestimenti	(10)
Ammortamenti	(426)
Differenze di cambio e altri movimenti	808
Saldo al 31 dicembre 2005	**13.497**
Valore di carico finale	16.906
Fondo ammortamento finale	(3.409)

Gli investimenti riportati sono interamente riferibili ad impianti di vigneto di Sella & Mosca S.p.A. Per quanto riguarda questa società, in relazione all'applicazione dello IAS 41, relativo al trattamento contabile di attività biologiche (viti) e prodotti biologici (uva), in considerazione delle peculiarità del territorio in cui opera la stessa, di seguito descritte, si è ritenuto di mantenere il criterio di iscrizione al costo, al netto degli ammortamenti cumulati, in quanto la valutazione al *fair value* (valore equo) richiederebbe la sussistenza dei seguenti presupposti, non presenti nel contesto in cui opera la società:

- l'esistenza di un mercato attivo di prodotti ed attività biologiche, che in Sardegna non è tale da essere in grado di assorbire uva e viti nella quantità in oggetto, a causa della mancanza di compratori disponibili e dell'impossibilità di definire possibili prezzi di mercato ove i prodotti o le attività biologiche venissero poste interamente in vendita;
- l'adozione del metodo di valutazione alternativo dei flussi finanziari, non applicabile per l'impossibilità di definire un prezzo attendibile per i prodotti biologici in oggetto, nelle quantità in oggetto, nonché per l'impossibilità di definire o misurare i prevedibili flussi finanziari.

Il tasso di ammortamento utilizzato da Sella & Mosca S.p.A. è del 5%.

Le attività biologiche non fruttifere al 31 dicembre 2005 ammontano a € 6.907 migliaia (€ 4.745 migliaia nel 2004). La produzione agricola realizzata nel corso dell'esercizio ammonta a circa 43.000 quintali; non vi sono rimanenze di tale produzione a fine esercizio in quanto è stata tutta trasformata.

13. Investimenti immobiliari

Gli investimenti immobiliari sono costituiti da un terreno sito nei pressi di Roma che ne rappresenta il valore maggiore.

Includono inoltre per l'ammontare residuo dieci appartamenti, un negozio e tre magazzini siti in provincia di Milano, Bergamo e Verbania.

A eccezione di due appartamenti occupati, tutte le unità immobiliari sono libere.

Non vi sono state movimentazioni significative durante l'esercizio, ad eccezione di una variazione di perimetro di € 500 migliaia derivante dall'acquisizione di Teruzzi e Puthod S.r.l.

Si precisa che il *fair value* di queste proprietà non si discosta significativamente dal valore di iscrizione.

14. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Software €/000	Altre €/000	Totale €/000
Valore di carico iniziale	6.881	13.260	20.141
Fondo ammortamento iniziale	(4.915)	(11.804)	(16.719)
Saldo al 31 dicembre 2004	**1.966**	**1.456**	**3.422**
Variazione perimetro	4	–	4
Investimenti	1.173	758	1.931
Decrementi	(10)	-	(10)
Ammortamenti del periodo	(887)	(777)	(1.664)
Riclassifiche da immobilizzazioni in corso	20	(20)	-
Differenze cambio e altri movimenti	172	(45)	127
Saldo al 31 dicembre 2005	**2.438**	**1.372**	**3.810**
Valore di carico finale	7.347	13.954	22.194
Fondo ammortamento finale	(5.352)	(12.582)	(18.384)

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, tenuto conto anche di eventuali perdite per riduzione di valore cumulate; non si sono registrate tali perdite su queste immobilizzazioni.

Gli incrementi relativi alla voce *software* sono principalmente riconducibili all'acquisizione di licenze *software* e ad alcuni interventi per l'evoluzione del sistema SAP R/3 presso alcune società del Gruppo che ne erano prive.

15. Avviamento e marchi

I movimenti intervenuti nel corso dell'esercizio sono riportati nella tabella che segue:

	Avviamento €/000	Marchi €/000	Totale €/000
Valore di carico iniziale	553.239	22.389	575.628
Impairment iniziale	–	–	–
Saldo al 31 dicembre 2004	**553.239**	**22.389**	**575.628**
Variazione perimetro	–	2	2
Investimenti	160.442	–	160.442
Differenze cambio e altri movimenti	14.538	–	14.538
Saldo al 31 dicembre 2005	**728.219**	**22.391**	**750.610**
Valore di carico finale	728.219	22.391	750.610
Impairment finale			–

L'*avviamento* rilevato in bilancio deriva dall'acquisto di imprese; dal 1° gennaio 2004 l'avviamento non è più ammortizzato, ma sottoposto alla verifica di perdita di valore (*impairment test*) annualmente o più frequentemente se eventi o cambiamenti di circostanze indicano possibile tale perdita.

Si rimanda al paragrafo successivo per quanto riguarda ulteriori dettagli in merito a queste valutazioni.

L'incremento dell'avviamento rilevato nell'esercizio è riconducibile a due fattori; da una parte all'acquisto, da parte di Redfire, Inc., di un'ulteriore partecipazione del 30,1% nel capitale di Skyy Spirits, LLC, attraverso l'esercizio di una *call option*.

L'operazione, avvenuta nel mese di febbraio 2006, ha generato un *goodwill* pari a US$ 155,5 milioni (€ 117.239 al cambio della data dell'operazione); tale valore è stato adeguato ai cambi di fine esercizio come richiesto dal principio contabile IAS 21 – Effetto delle variazioni dei cambi delle valute estere – e risulta pertanto pari a € 131.778 migliaia a fine esercizio; la differenza tra i due valori è pari alla differenza cambio presentata nella tabella di cui sopra.

In aggiunta, è stato rilevato nel corso dell'esercizio il debito per la restante quota del 11% detenuta dal *management team* della società e soggetto a meccanismi di opzioni reciproche put/call da esercitarsi nel 2007. Il *goodwill* generato da questa seconda rilevazione ammonta a € 43.203 milioni.

I *marchi* esposti in bilancio sono attività immateriali a vita utile indefinita anch'essi derivanti da acquisizioni di imprese.

Per la loro valutazione si è adottato il metodo del costo; dal 1° gennaio 2004 i marchi non sono più ammortizzati e sono assoggettati alla verifica di perdite di valore (*impairment test*) annualmente o più frequentemente se eventi o cambiamenti di circostanze indicano una possibile perdita.

16. Impairment

Il Gruppo Campari effettua la verifica di recuperabilità (*impairment test*) del valore dell'avviamento una volta all'anno e più frequentemente se vi sono indicatori di perdita di valore.

Ai fini della valutazione del test di *impairment*, i valori di *goodwill* e marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari ("*cash generating unit*") alla data di riferimento del bilancio.

In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi del Gruppo.

L'allocazione dei valori di *goodwill* e marchi alle singole unità è esposta nella seguente tabella:

	31 dicembre 2005		31 dicembre 2004	
	Avviamento	Marchi	Avviamento	Marchi
	€ 000	€ 000	€ 000	€ 000
Prodotti *ex* Bols	4.612	1.992	4.612	1.992
Ouzo12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Acquisizione Brasiliana	65.941	–	65.941	–
Skyy Spirits, LLC	401.120	–	226.140	–
Zedda Piras S.p.A.				
e Sella & Mosca S.p.A.	57.254	21	57.254	21
Barbero 1891 S.p.A.	137.859	–	137.859	–
Riccadonna	–	11.300	–	11.300
Altro	–	877	–	875
	728.219	**22.391**	**553.239**	**22.389**

Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit*, ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di sconto e al tasso di crescita.

In particolare, il Gruppo ha utilizzato tassi di sconto che si ritiene riflettano correttamente le valutazioni del mercato, alla data di riferimento della stima, del valore attuale del denaro e i rischi specifici connessi alle singole unità generatrici di cassa; tali tassi sono compresi tra 6,4% e 11,1%.

Le previsioni dei flussi di cassa operative derivano da quelle insite nei più recenti *budget* e piani predisposti dal Gruppo per i prossimi tre anni, estrapolati su base decennale sulla base di tassi di crescita di medio/lungo termine a seconda delle diverse caratteristiche delle attività e comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo.

L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.

Le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività, quindi non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.

La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenzialità che considerano costanti in termini di volume le vendite successive all'orizzonte analitico di previsione.

Inoltre, le previsioni si basano su criteri di ragionevolezza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti attesi di capitale, alle condizioni di equilibrio finanziario, nonché alle ipotesi macro-economiche, con particolare riferimento agli incrementi di prezzo dei prodotti, che tengono conto dei tassi di inflazione attesi.

Tutti gli *impairment* test hanno portato a valutazioni che non hanno determinato, nell'esercizio e in quello precedente, perdite permanenti di valore.

17. Altre attività non correnti

La voce risulta così composta:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Attività finanziarie per *interest rate swap*	5.274	–
Partecipazioni in altre imprese	237	257
Depositi a garanzia	1.104	456
Crediti verso fondi per benefici dipendenti	1.165	1.055
Altri crediti	3.296	3.322
Azioni proprie (*)	–	29.780
	11.076	**34.870**

A partire dal 1° gennaio 2005 il Gruppo applica gli IAS 32 e 39, con i conseguenti effetti sulla voce in questione:

- gli strumenti finanziari derivati sono iscritti in bilancio al *fair value*, ovvero alla quotazione di mercato del periodo di riferimento; per effetto di tale valutazione, l'*interest rate swap* in essere per la copertura del rischio di interesse relativo al *private placement* di Redfire, Inc., ha portato all'iscrizione di un'attività finanziaria di € 5.280 migliaia di cui una minima parte risulta iscritta tra le attività finanziarie correnti; si rimanda alla nota 24 – passività finanziarie – per ulteriori dettagli.
- le azioni proprie, precedentemente iscritte all'attivo del bilancio per un valore pari al costo di acquisto, sono state portate in riduzione delle riserve di patrimonio netto.

La voce "altri crediti" include € 2.966 migliaia nei confronti di Core One S.r.l., a cui è stato ceduto nel corso del 2003 l'immobile, sito in Via Filippo Turati, Milano, sede della Capogruppo e di alcune società italiane del Gruppo, fruttifero di interessi contrattuali allineati alle condizioni di mercato, avente scadenza 30 luglio 2008.

I crediti verso fondi per benefici ai dipendenti sono inerenti a contratti assicurativi correlati ai benefici concessi al personale dipendente o ex dipendente di alcune controllate.

Il valore di tale attività è stato rettificato degli eventuali utili o perdite attuariali.

Si rimanda alla nota 29 – Benefici ai dipendenti e fondi pensione – per ulteriori dettagli.

18. Rimanenze

La voce risulta così composta:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Materie prime, sussidiarie e di consumo	25.969	35.299
Prodotti in corso di lavorazione e semilavorati	47.418	29.455
Prodotti finiti e merci	61.895	49.656
Acconti		
	135.283	**114.410**

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue:

	(€ 000)
Saldo al 31 dicembre 2004	**3.084**
Accantonamenti	1.965
Utilizzi	(1.507)
Differenze cambio ed altri movimenti	150
Saldo al 31 dicembre 2005	**3.692**

19. Crediti commerciali e altri crediti

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Crediti commerciali		
Crediti commerciali verso clienti terzi	218.897	153.677
Crediti commerciali verso società collegate	6.319	5.420
Crediti per contributi attivi su costi promozionali	12.201	7.156
	237.416	**166.253**
Altri crediti		
Anticipi e altri crediti verso fornitori	3.163	692
Crediti verso Erario	12.160	10.357
Crediti verso agenti e clienti diversi	2.628	3.577
Risconti attivi	1.440	1.843
Crediti finanziari a breve verso società collegate e joint venture	2.446	2.387
Altri	2.407	4.012
	24.244	**22.868**

Tali crediti sono tutti esigibili entro 12 mesi.

I crediti commerciali sono esposti al netto dei premi di fine anno e dei debiti per costi promozionali; questi ultimi sono stati riclassificati coerentemente con quanto fatto a livello economico.

I dati del 2004 sono stati resi omogenei.

La movimentazione del fondo svalutazione crediti commerciali durante l'esercizio è stata la seguente:

	(€ 000)
Saldo al 31 dicembre 2004	4.950
Accantonamenti	826
Utilizzi	(1.965)
Differenze cambio ed altri movimenti	578
Saldo al 31 dicembre 2005	**4.389**

20. Cassa, banche e titoli

La seguente tabella espone la riconciliazione della voce "cassa, banche e titoli" con quanto definito come "disponibilità liquide e mezzi equivalenti" a livello di rendiconto finanziario.

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Conti correnti bancari e cassa	31.362	27.752
Depositi a termine	186.137	211.731
Titoli a pronto smobilizzo	27.561	–
Disponibilità liquide e mezzi equivalenti	245.061	239.483
Altri titoli	2.474	6.467
Totale cassa, banche e titoli	**247.535**	**245.950**

Le disponibilità liquide e mezzi equivalenti sono costituite da conti correnti bancari e altri depositi bancari esigibili a vista che sono remunerati a tassi variabili parametrati al tasso *Libor* per la valuta e il periodo di riferimento.

Includono inoltre i titoli a pronto smobilizzo, che sono costituiti da investimenti finanziari a breve termine e ad alta liquidità prontamente convertibili in valori di cassa noti e che sono soggetti ad un irrilevante rischio di variazione di valore.

Gli altri titoli sono costituiti da SICAV e altri titoli, tutti scadenti entro 12 mesi.

21. Crediti finanziari, quota a breve

La voce risulta così composta:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Rateo netto interessi attivi/passivi *swap* su prestiti obbligazionari	3.139	3381
Valutazione a *fair value* di strumenti di copertura su *private placement*	6	
Altre attività e passività finanziarie	5	512
	3.150	**3.893**

I ratei sono riconducibili agli interessi attivi maturati sugli strumenti finanziari di copertura dei prestiti obbligazionari e *private placement* e la cui scadenza è gennaio 2006.

Inoltre, la voce include la quota a breve della valutazione a *fair value* del derivato di Redfire, Inc.

Si rimanda per maggiori informazioni ai commenti della nota 24 – passività finanziarie.

22. Attività non correnti destinate alla vendita

La voce include gli immobili non strumentali, per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo.

Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, sono pari a € 127 migliaia al 31 dicembre 2004 e a € 78 migliaia al 31 dicembre 2005.

La riduzione è dovuta alla cessione di un immobile che ha generato una plusvalenza di € 136 migliaia.

23. Capitale e riserve

Capitale

In esecuzione della delibera dell'Assemblea straordinaria degli azionisti del 29 aprile 2005, è stato effettuato il frazionamento delle azioni ordinarie della Capogruppo secondo il rapporto di dieci nuove azioni ordinarie del valore nominale di € 0,10 per ogni azione ordinaria del valore nominale di € 1,00.

Pertanto, al 31 dicembre 2005 il capitale sociale è suddiviso in n. 290.400.000 azioni ordinarie, del valore nominale unitario di € 0,10, interamente versate.

Azioni in circolazione e azioni proprie

La movimentazione delle azioni in circolazione durante l'esercizio è stata la seguente:

	Numero azioni		Valore nominale	
	31 dicembre 2005	31 dicembre 2004 (*)	31 dicembre 2005 €	31 dicembre 2004 €
Azioni in circolazione all'inizio dell'esercizio	281.048.090	280.400.000	28.104.809	28.040.000
Acquisti a favore del piano di *stock option*	(193.800)	(1.231.330)	(19.380)	(123.133)
Vendite	501.723	1.879.420	50.172	187.942
Azioni in circolazione alla fine dell'esercizio	281.356.013	281.048.090	28.135.601	28.104.809
Totale azioni proprie possedute	**9.043.987**	**9.351.910**	**904.399**	**935.191**
% delle azioni proprie sul capitale sociale	3,1%	3,2%		

(*) Numero rideterminato a seguito del frazionamento delle azioni deliberato dall'Assemblea straordinaria del 29 aprile 2005.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti ad approvazione da parte dell'assemblea che approva il bilancio chiuso al 31 dicembre 2005 sono i seguenti:

	Ammontare totale		Dividendo per azione	
	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)	31 dicembre 2005 (€)	31 dicembre 2004 (€)
Deliberati e pagati durante l'anno su azioni ordinarie	28.105	24.675	0,100	0,088
Dividendi proposti su azioni ordinarie (*)	28.136		0,100	

(*) Calcolato sulla base delle azioni in circolazione alla data del Consiglio di Amministrazione del 22 marzo 2006.

Altre riserve

	Stock option (€ 000)	*Cash flow hedging* (€ 000)	Conversione dei bilanci in valuta (€ 000)	Totale (€ 000)
Saldo al 31 dicembre 2004	419		3.142	3.561
Applicazione IAS 32 e IAS 39				
Cash flow hedging		259		259
Saldo al 1° gennaio 2005	419	259	3.142	3.820
Costo *stock option* dell'esercizio	1.009			1.009
Utili (perdite) rilevate a conto economico		(278)		(278)
Importo rilevato a patrimonio netto		(207)		(207)
Effetto fiscale rilevato a conto economico		19		19
Effetto fiscale rilevato a patrimonio netto		14		14
Differenze di conversione			9.963	9.963
Saldo al 31 dicembre 2005	1.428	(193)	13.105	14.340

Per quanto riguarda la riserva per *stock option*, che rappresenta la contropartita del costo rilevato a conto economico lungo la durata del piani, si rimanda alla nota 30 – Piano di *stock option*.

Per quanto riguarda la riserva di *cash flow hedging*, che accoglie il *fair value* delle coperture in essere su transazioni di vendita e acquisto futuri, si rimanda alla nota 34 – Strumenti finanziari.

La riserva di conversione accoglie tutte le differenze cambio relative ai bilanci in valuta diversa dall'Euro delle società controllate.

24. Passività finanziarie

Il dettaglio delle passività finanziarie del Gruppo, con l'indicazione per ognuna del tasso di interesse effettivo e della scadenza della stessa, è il seguente:

	Tasso di interesse effettivo (*)	Scadenza	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Passività non correnti				
Prestito obbligazionario e *private placement*:				
Private placement	US $ Libor a 6 mesi + 60/87 *basis point*	luglio 2012	143.150	121.583
Prestito obbligazionario	€ Libor a 3/6 mesi + 59 basis point	luglio 2015-2018	231.406	256.373
			374.556	**377.956**
Altre passività finanziarie non correnti:				
Debiti verso banche	US $ Libor a 1 mese + 20 *basis point*	2007-2009	26.749	831
Debiti per leasing immobiliare	€ Libor a 3 mesi + 59 *basis point*	febbraio 2012	19.037	22.005
Passività finanziaria per *cross currency swap* prestito obbligazionario			28.438	–
Debiti per esercizio *put option* Skyy		2007	45.546	
Altri debiti finanziari	€ fisso 1,85%-4,60%	2007-2015	3.042	4.373
			122.812	**27.209**
Passività correnti				
Debiti verso banche (**)	Libor a 1 mese + 20 *basis point*	marzo 2006	112.839	55.571
Altri debiti finanziari:				
Debiti per leasing immobiliare, quota a breve termine	€ Libor a 3 mesi + 59 *basis point*	2006	3.070	2.942
Prestiti obbligazionari , quota a breve termine	US $ Libor a 6 mesi + 59 *basis point*	luglio 2006	3.308	2.940
Rateo interessi su prestiti obbligazionari e *private placement*	Libor a 6 mesi + 59 *basis point*	gennaio 2006	9.402	8.280
Altri debiti finanziari	€ fisso 1,85%-4,60%	2006	912	1.115
Valutazione a *fair value* di contratti *forward*			501	
			17.193	**15.277**

(*) Il tasso di interesse effettivo di *private placement* e prestito obbligazionario tiene conto dei derivati accesi su di essi e rappresenta quindi il costo netto per il Gruppo.

(**) Parte dei debiti a breve verso le banche sono denominati in US$ (per un corrispettivo di € 31,4 milioni), mentre il restante importo è denominato in Euro.

Si rimanda alla nota 34 – Strumenti finanziari – per un'analisi delle scadenze di queste passività.

Prestito obbligazionario e private placement

Il debito finanziario per i *private placement* emessi dalla Capogruppo e da Redfire, Inc. esposto al costo al 31 dicembre 2004, è stato rettificato al 1° gennaio 2005 conformemente alle disposizioni dello IAS 39, applicato dal Gruppo da questa data; si rimanda alla nota 36 – Transizione ai Principi Contabili Internazionali (IAS/IFRS) per un dettagliato effetto degli impatti iniziali di tale applicazione.

Il debito della Capogruppo, denominato in Dollari USA e a tasso originariamente fisso, è stato modificato tramite un *cross currency swap* che ha sterilizzato il rischio di cambio e portato gli interessi da fissi a variabili.

Il debito di Redfire, Inc., anch'esso con le stesse caratteristiche iniziali, è stato oggetto di un *interest rate swap* che ha modificato il profilo del tasso da fisso a variabile.

Entrambi questi strumenti di copertura sono stati valutati a *fair value* e le relative variazioni sono rilevate a conto economico; avendo stabilito l'efficacia delle operazioni di copertura, lo strumento coperto risulta valutato anch'esso a *fair value* con variazioni di segno opposto anch'esse rilevate a conto economico. Pertanto, il valore espresso nelle voci prestito obbligazionario e *private placement* rappresenta il *fair value* dei debiti stessi; il *cross currency swap* della Capogruppo ha un *fair value* negativo di € 28.438 migliaia esposto tra le passività finanziarie non correnti, mentre l'*interest rate swap* di Redfire, Inc. ha un *fair value* positivo pari a € 5.280 migliaia, esposto tra le attività finanziarie non correnti e correnti.

La quota corrente di questi prestiti fa riferimento al solo *private placement* di Redfire, Inc. per la parte capitale scadente nel 2006, pari a US$ 4 milioni.

Rateo interessi su prestiti obbligazionari

Si tratta del rateo relativo agli interessi maturati nel 2005 e che saranno pagati nel mese di gennaio 2006; l'effetto positivo dei ratei derivanti dalle operazioni di copertura sopra discusse è classificato tra i crediti finanziari a breve termine.

Debiti verso banche

La quota non corrente dei debiti verso le banche si riferisce per € 25.430 milioni a una linea di credito a medio – lungo termine pari a US$ 30 milioni, accesa da Redfire, Inc. ai fini dell'acquisizione della quota del 30,1% in Skyy Spirits, LLC nel mese di febbraio 2005.

Inoltre include due finanziamenti bancari a medio-lungo termine di Société Civile du Domaine de La Margue e Koutsikos Distilleries S.A., rispettivamente pari a € 705 migliaia e a € 600 migliaia.

La quota corrente include, oltre alle quote a breve di detti finanziamenti, le linee di credito a breve termine o altri finanziamenti a breve utilizzati dalla Capogruppo e da Redfire, Inc.

Una parte di questi debiti, pari a € 5.520 migliaia, è esigibile oltre l'esercizio.

Debiti per esercizio put option *Skyy Spirits, LLC*

Il debito per l'esercizio della *put option* di Skyy Spirits, LLC è collegato al contratto che prevede un meccanismo di opzioni reciproche scadenti nel 2007 concesse rispettivamente a Redfire, Inc. e al *management* di Skyy Spirits, LLC per l'acquisto/vendita delle partecipazioni da essi detenute a un prezzo compreso tra 5 e 15 volte l'utile ante imposte medio *pro quota* realizzato dalla società nel periodo di validità dell'opzione.

Il valore è stato determinato attualizzando l'esborso atteso sulla base dei risultati consuntivi e attesi.

L'iscrizione del debito ha comportato la riclassifica del patrimonio netto di terzi per la quota relativa a Skyy Spirits, LLC e l'iscrizione di un *goodwill* di € 43.203 migliaia.

Altri debiti finanziari

Si tratta di finanziamenti e mutui a medio-lungo termine ricevuti da Sella & Mosca S.p.A. e Zedda Piras S.p.A. e assistiti da ipoteche su terreni e fabbricati e da privilegi su impianti e macchinari.

Inoltre la voce include un contratto di finanziamento della Capogruppo con il Ministero dell'Industria, il cui rimborso è previsto in 10 rate annuali a partire da febbraio 2006.

Valutazione a fair value *di contratti* forward

Si tratta del *fair value* delle operazioni di acquisto e vendita a termine di valuta realizzate da Campari International S.A.M. a fronte delle proprie previsioni di acquisti e vendita di merci in valuta diversa dall'euro.

Una parte di queste operazioni, per un ammontare pari a € 193 migliaia, hanno avuto contropartita le riserve di patrimonio netto, trattandosi di coperture dei flussi finanziari non ancora realizzati.

25. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame:

	Fondo imposte (€ 000)	Fondo ristrutturazioni industriali (€ 000)	Fondo indennità suppletiva di clientela (€ 000)	Altri (€ 000)	Totale (€ 000)
Saldo al 1° gennaio 2005	1.789	4.571	1.454	6.464	14.278
Variazioni perimetro				475	475
Accantonamenti	618	–	938	918	2.474
Utilizzi	(531)	(2.400)	(218)	(2.685)	(5.834)
Rilasci	(2.056)		(82)	(544)	(2.682)
Differenze cambio ed altri movimenti	825	–	–	531	1.356
Effetti dell'attualizzazione			49		49
Saldo al 31 dicembre 2005	**644**	**2.171**	**2.140**	**5.159**	**10.115**
di cui esborso previsto:					
entro 12 mesi	381	2.171	1.325	3.913	7.409
oltre 12 mesi	263		815	1.247	2.062

Il rilascio del fondo imposte è dovuto alla delibera favorevole della Corte suprema del Brasile relativamente ad una causa fiscale per la quale è stata emessa la sentenza definitiva nel mese di febbraio 2006; la società ha quindi provveduto a rilasciare il fondo accantonato per tale passività.

Il fondo ristrutturazione industriali, registrato dalla Capogruppo, è stato accantonato nel corso dell'esercizio 2002 a fronte del programma di ristrutturazione dei siti industriali del Gruppo.

Il fondo indennità suppletiva di clientela accoglie la stima della passività probabile da sostenere per l'erogazione di tale indennità spettante agli agenti successivamente alla fine del rapporto, tenendo conto di tutte le variabili in grado di incidere sul suo ammontare.

Tale importo è stato, inoltre, attualizzato sulla base di un adeguato tasso.

Gli altri fondi includono al 31 dicembre 2005 fondi per cause legali diverse per € 2.232 migliaia e fondi per la riorganizzazione e ridefinizione della struttura per € 2.404 migliaia.

26. Debiti commerciali e altre passività correnti

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Debiti commerciali verso fornitori terzi	148.195	124.399
Debiti commerciali verso società collegate	2.004	3.247
Debiti verso fornitori	150.199	127.646
Altre passività correnti		
Cauzioni imballi	–	2.667
Personale	15.745	13.931
Agenti	5.836	5.260
Risconti passivi	3.368	2.825
Ratei plusvalenze realizzate	4.942	5.765
Debiti per contributi ricevuti non ancora certi	2.020	1.590
Altri	2.844	1.288
	34.754	**33.326**

Il debito per cauzioni imballi, collegato all'attività degli imballaggi a rendere di alcuni prodotti, a seguito dell'interruzione della produzione dei vuoti a rendere nel 2003 è stato stornato per la parte degli imballi non riconsegnati, con la conseguente rilevazione di una sopravvenienza attiva di € 2.518 migliaia.

Il debito per contributi ricevuti si riferisce agli anticipi incassati da Sella & Mosca S.p.A. a fronte del piano della regione Sardegna POR per investimenti in corso di realizzazione e a contributi ricevuti su impianti di vigneto in fase di pre-produzione.

Solo in seguito del collaudo degli impianti stessi i contributi assumono carattere di certezza e vengono portati tra i risconti e rilevati a conto economico in base alla vita utile degli impianti stessi.

I ratei plusvalenze realizzate si riferiscono a quanto iscritto dalla Capogruppo nel corso del 2003 a rettifica della plusvalenza realizzata sulla vendita dell'immobile di Via Filippo Turati a Milano per tenere conto di futuri oneri attesi.

La quota oltre i 12 mesi (entro 5 anni) dell'importo in questione è di € 4.119 migliaia.

27. Contributi in conto capitale

La movimentazione dei contributi aventi assunto carattere di certezza e iscritti tra i risconti passivi è stata la seguente.

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Inclusi nella voce risconti passivi al 1° gennaio	2.486	1.719
Ricevuti nell'esercizio	110	1.201
Riconosciuti a conto economico	(443)	(342)
Inclusi nella voce risconti passivi al 31 dicembre	**2.153**	**2.579**

28. Debiti verso l'Erario

La voce risulta così composta:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Imposte sul reddito	2.316	1.094
Imposta sul valore aggiunto	7.742	5.749
Imposta di fabbricazione sull'alcool	13.477	11.649
Ritenute e tasse diverse	1.523	1.967
	25.058	**20.459**

Il debito per imposte sul reddito è esposto al netto di acconti e delle ritenute subite.

I debiti in questione sono tutti scadenti entro 12 mesi.

29. Benefici ai dipendenti e fondi pensione

Il trattamento di fine rapporto ("TFR") del personale spettante ai dipendenti delle società italiane del Gruppo è identificato nella tipologia dei piani a benefici definiti nell'ambito dello IAS 19 ("Benefici ai dipendenti").

Inoltre altre società del Gruppo hanno alcuni piani della stessa tipologia verso dipendenti o ex dipendenti.

Questi altri piani beneficiano di attività al loro servizio.

Questi piani sono soggetti a valutazioni di natura attuariale per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data di bilancio.

Di seguito un riepilogo dei valori delle obbligazioni e delle attività ad esse riferite, per gli esercizi 2005 e per i due precedenti.

Il TFR, in quanto obbligazione auto-finanziata non ha attività al proprio servizio.

Obbligazioni per TFR ultimi 3 esercizi	TFR 31 dicembre 2005 (€ 000)	TFR 31 dicembre 2004 (€ 000)	TFR 31 dicembre 2003 (€ 000)
Obbligazioni a benefici definiti	12.534	13.534	12.958

Gli altri piani di obbligazioni a benefici definiti, finanziati da attività asservite al piano sono riepilogati di seguito.

Obbligazioni per altri piani ultimi 3 esercizi	Altri piani 31 dicembre 2005 (€ 000)	Altri piani 31 dicembre 2004 (€ 000)	Altri piani 31 dicembre 2003 (€ 000)
Obbligazioni a benefici definiti	1.754	1.690	1.061
Attività a servizio del piano (–)	(1.165)	(1.055)	(1.584)
Eccedenza (*deficit*) del piano	589	635	(523)

Le tabelle seguenti sintetizzano i componenti del costo netto dei benefici rilevato nel conto economico consolidato nell'esercizio 2005 e in quello precedente:

Costo netto a conto economico	TFR 31 dicembre 2005 (€ 000)	TFR 31 dicembre 2004 (€ 000)	Altri piani 31 dicembre 2005 (€ 000)	Altri piani 31 dicembre 2004 (€ 000)
Costo per le prestazioni di lavoro corrente	1.727	1.090	–	–
(Utili)/perdite attuariali netti	(402)	1.346	55	7
Oneri finanziari sulle obbligazioni	468	581	143	–
	1.793	**3.017**	**198**	**7**

Le variazioni, nel corso del 2005, del valore attuale dell'obbligazione per benefici definiti sono le seguenti:

Variazioni del valore attuale delle obbligazioni	TFR 31 dicembre 2005 (€ 000)	TFR 31 dicembre 2004 (€ 000)	Altri piani 31 dicembre 2005 (€ 000)	Altri piani 31 dicembre 2004 (€ 000)
Valore attuale al 1° gennaio	13.534	12.958	1.690	1.061
Costo delle prestazioni di lavoro corrente	1.727	1.090	-	692
Benefici pagati	(2.793)	(2.441)	(134)	(79)
Oneri finanziari sulle obbligazioni	468	581	143	
Utili (perdite) attuariali sulle obbligazioni	(402)	1.346	55	16
Valore attuale al 31 dicembre	**12.534**	**13.534**	**1.754**	**1.690**

La variazioni del valore equo delle attività relative agli altri piani sono state le seguenti nel corso dell'esercizio:

Variazioni del valore equo delle attività al servizio degli altri piani	Altri piani 31 dicembre 2005 (€/000)	Altri piani 31 dicembre 2004 (€/000)
Valore attuale al 1° gennaio	1.055	1.584
Benefici pagati	(100)	(536)
Utili (perdite) attuariali sulle obbligazioni	210	7
Valore attuale al 31 dicembre	**1.165**	**1.055**

Le attività asservite ai piani sono classificate alla voce "altre attività non correnti", commentate alla nota 17.

Le ipotesi principali usate nel determinare le obbligazioni derivanti dai piani descritti sono di seguito illustrati.

Ipotesi usate	TFR 31 dicembre 2005	TFR 31 dicembre 2004	Altri piani 31 dicembre 2005	Altri piani 31 dicembre 2004
Tasso di sconto	4,0%	4,5%	3-6%	3-6%
Futuri incrementi salariali	3,0%	3,0%	1,5%	1,5%
Futuri incrementi delle pensioni	1,2%	1,6%		
Tasso di rotazione del personale	5,0%	5,0%		
Tasso di inflazione	1,5%	2,0%		

I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

Sulla base delle informazioni a disposizione al momento di preparazione del bilancio, il Gruppo prevede nel 2006 di effettuare pagamenti per uscite relativi ai piani descritti di circa € 1,6 milioni.

30. Piano di *stock option*

In osservanza alla deliberazione Consob 11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob 11508 del 15 febbraio 2000, di seguito si riportano le informazioni relative al piano di *stock option* (il "Piano") deliberato dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A. del 15 maggio 2001, che ha recepito il piano quadro per la disciplina generale delle *stock option* per il Gruppo Campari approvato dall'Assemblea degli azionisti del 2 maggio 2001:

i) scopo dell'offerta è di offrire ai beneficiari, che nell'ambito del Gruppo ricoprono posizioni di particolare rilevanza, la possibilità di partecipare al capitale di Davide Campari-Milano S.p.A., per allineare i loro interessi a quelli degli azionisti e per fidelizzarli in vista degli importanti obiettivi strategici da realizzare;

ii) destinatari del piano sono soggetti legati da un rapporto di lavoro dipendente, amministratori e/o soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, così come individuati dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A., che alla data di delibera del piano e sino al momento della assegnazione delle azioni siano stati ininterrottamente dipendenti e/o amministratori di una delle società del Gruppo;

iii) l'assegnazione dei diritti è incondizionata e prevede la possibilità di esercizio dal giorno successivo alla scadenza del piano, ovvero il 30 giugno 2006, e non ammette l'esercizio parziale delle opzioni; il prezzo di sottoscrizione corrisponde al prezzo di collocamento del titolo sul mercato telematico azionario;

iv) il regolamento del Piano di *stock option* non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3° comma, cod. civ.;

v) nel corso del 2004 e del 2005 sono state deliberate ulteriori 4 attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001; tali attribuzioni prevedono la possibilità di esercizio per un periodo di 30 giorni dal giorno successivo alla scadenza delle opzioni assegnate nel 2004, ovvero il 30 giugno 2009, mentre sono previste delle finestre comprese nel periodo novembre 2009-novembre 2011 per le assegnazioni del 2005; il prezzo di sottoscrizione delle azioni è pari al prezzo medio ponderato di borsa del mese precedente al giorno in cui le opzioni sono state attribuite; anche in questo caso il regolamento del Piano di *stock option* non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3° comma, cod. civ.;

vi) il Consiglio di Amministrazione ha la facoltà di predisporre i regolamenti, scegliere i beneficiari, determinare quantità e valori per l'esecuzione dei piani di *stock option*; inoltre, Davide Campari-Milano S.p.A. si riserva il diritto insindacabile di modificare il Piano e il Regolamento laddove ciò si rendesse necessario o anche solo opportuno a seguito di modificazioni della normativa vigente o a seguito di altre ragioni oggettive che ne consiglino la modificazione.

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati:

	Esercizio 2005		Esercizio 2004	
	Numero di azioni €	Prezzo medio di assegnazione/ esercizio €	Numero di azioni	Prezzo medio di assegnazione/ esercizio
Diritti esistenti all'inizio del periodo	12.007.160	3,51	9.806.310	3,10
Diritti concessi nel periodo	852.177	6,10	5.767.190	3,99
(Diritti annullati nel periodo)	(283.417)	3,58	(1.686.740)	3,13
(Diritti esercitati nel periodo) (**)	(501.723)	3,16	(1.879.600)	3,10
(Diritti scaduti nel periodo)	–	–	–	–
Diritti esistenti alla fine del periodo (*)	12.074.197	3,72	12.007.160	3,51
di cui esercitabili alla fine del periodo	–	–	–	–

(*) Tra i diritti esposti vi sono opzioni su 5.639.440 azioni al 31 dicembre 2005 (6.290.200 al 31 dicembre 2004) che non sono state riconosciute in base al IFRS 2 in quanto assegnate anteriormente al 7 novembre 2002.

(**) Il prezzo medio di mercato alla data di esercizio è di € 5,88 nel 2005 (€ 3,86 nel 2004).

La vita media residua delle opzioni esistenti al 31 dicembre 2005 è di 2,18 anni (2,93 anni al 31 dicembre 2004).

L'intervallo dei valori dei prezzi di esercizio di queste opzioni è compreso tra € 3,1 e € 6,43.

Il *fair value* medio delle opzioni concesse durante l'esercizio è di € 1,07 (€ 0,75 nel 2004).

Il *fair value* delle *stock option* è rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio. I dati significativi inseriti nel modello per le opzioni assegnate durante gli esercizi 2004 e 2005 sono i seguenti:

	2005	2004
Dividendi attesi (%)	1,66	2,17
Volatilità attesa (%)	21,41	19
Volatilità storica (%)	21,41	19
Tasso di interesse di mercato	2,93%	3,53%
Vita attesa opzioni (anni)	4,93	5
Prezzo di esercizio (€)	6,23	3,99

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, e condivisi con una primaria banca, e corrisponde alla volatilità registrata nei 365 giorni precedenti l'assegnazione del piano.
Questa stima è dovuta al fatto che non esiste una volatilità storica di durata pari al periodo del piano in oggetto.

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi al piano di *stock option*. La tabella che segue mostra la movimentazione delle azioni proprie nei periodi considerati:

	Numero azioni proprie		Prezzo di acquisto	
	31 dicembre 2005	31 dicembre 2004 (*)	31 dicembre 2005	31 dicembre 2004
Saldo al 1° gennaio	9.351.910	10.000.000	29.774.604	31.000.000
Acquisti	193.800	1.231.330	1.095.355	4.606.000
Vendite	(501.723)	(1.879.420)	(1.585.488)	(5.826.000)
Saldo al 31 dicembre	9.043.987	9.351.910	29.284.471	29.780.000
% sul capitale sociale	3,11%	3,22%		

(*) Ricalcolate in base al frazionamento delle azioni avvenuto nel 2005.

31. Impegni e rischi

Di seguito i principali impegni e rischi del Gruppo Campari alla data di riferimento del bilancio.

Leasing operativo non annullabile – Gruppo Campari come locatore

Di seguito vengono riportati gli ammontari dovuti dal Gruppo negli esercizi futuri per contratti di *leasing* operativi su beni mobili.

	31 dicembre 2005 Pagamenti minimi futuri (€/000)
Entro un anno	2.632
Tra uno e cinque anni	2.773
Oltre cinque anni	631
	6.036

Di questo importo, € 2,8 milioni sono riferiti a automobili, € 1,1 milioni a *computer* e il restante importo a macchine diverse.

Leasing finanziario non annullabile – Gruppo Campari come locatore

L'impegno relativo al contratto di *leasing* finanziario stipulato dalla Capogruppo nel 2003 relativamente al complesso immobiliare di Novi Ligure prevede i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.

	31 dicembre 2005	
	Pagamenti minimi futuri (€ 000)	Valore attuale dei pagamenti futuri (€ 000)
Entro un anno	2.945	3.495
Tra uno e cinque anni	15.964	17.474
Oltre cinque anni	3.020	3.036
Totale pagamenti minimi	**21.929**	
Oneri finanziari	2.076	
Valore attuale dei pagamenti minimi futuri	**24.005**	**24.005**

Impegni contrattuali in essere per l'acquisto di immobili, impianti e macchinari

Tali impegni ammontano a € 1,1 milioni, tutti scadenti entro l'esercizio.

Altri impegni

Gli altri impegni assunti dal Gruppo per acquisti di beni o servizi sono i seguenti:

	31 dicembre 2005			
	Acquisti materie prime (€ 000)	Sponsorizzazioni (€ 000)	Locazione (€ 000)	Totale (€ 000)
Entro un anno	11.717	1.335	3.330	13.052
Tra uno e cinque anni	11.571	1.402	10.541	12.972
Oltre cinque anni	–	–	648	–
	23.288	**2.737**	**14.519**	**26.025**

Gli acquisti di materie prime si riferiscono prevalentemente ad impegni della Capogruppo per acquisti di vino e uve per la produzione dei vini e spumanti Cinzano; trattasi di contratti pluriennali stipulati direttamente con i conferenti degli stessi conformemente a quanto previsto dall'accordo dei produttori di Moscato d'Asti.

Le locazioni si riferiscono per € 10,1 milioni al contratto di affitto della Capogruppo con Core One S.r.l. per l'immobile sito in Via Filippo Turati a Milano, sede della società e di altre controllate italiane.

Restrizioni sulla titolarità e proprietà di immobili, impianti e macchinari impegnati a garanzia di passività

Il Gruppo ha in essere alcuni finanziamenti, per un importo residuo di € 932 migliaia, assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari ed impianti. L'importo originario di queste garanzie era di € 13.281 migliaia.

Altre garanzie

Il Gruppo ha emesso altre forme di garanzia verso terzi; in particolare, fideiussioni a dogane per accise per € 43.521 al 31 dicembre 2005 (€ 36.970 migliaia al 31 dicembre 2004) e altre garanzie per € 5.180 migliaia.

32. Parti correlate

La Capogruppo Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., con la quale il Gruppo non ha effettuato transazioni, fatto salvo l'acquisto di un'eccedenza d'imposta sui redditi 2004, risultante dalla dichiarazione dei redditi 2005, da Alicros S.p.A., pari a € 1.460.808.

I rapporti con parti correlate sono posti in essere esclusivamente con società collegate e *joint venture*, fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti, o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.

Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.

Di seguito sono evidenziati gli ammontari dei rapporti di natura commerciale e di natura finanziaria posti in essere con le parti correlate.

	31 dicembre 2005				Esercizio 2005			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd.	1.285	(454)	1.446	9	3.192	(1.578)	74	29
International Marques V.o.f.	847	(197)			3.440	(984)		(3)
M.C.S. S.c.a.r.l.	1.916	(339)	1.000	5	5.489	(1.744)	23	25
SUMMA S.L.	2.270	(1.014)			6.862	(3.441)		20
	6.319	**(2.004)**	**2.446**	**14**	**18.982**	**(7.747)**	**97**	**71**

	31 dicembre 2004				Esercizio 2004			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd.	1.014	(3)	1.387	9	3.218	(1.550)	68	
International Marques V.o.f.	820	(10)		113	3.397	(965)		
M.C.S. S.c.a.r.l.	2.154	(1)	1.000	5	5.722	(1.991)	224	
SUMMA S.L.	1.432	(3.233)			6.917	(3.274)		
	5.420	**(3.247)**	**2.387**	**127**	**19.254**	**(7.780)**	**292**	**0**

Le retribuzioni degli amministratori della Capogruppo, qualificati come dirigenti del Gruppo a responsabilità strategica, sono state le seguenti:

	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Benefici a breve termine	3.309	6.349
Benefici *post* impiego (TFR)	18	17
Indennità per la cessazione del rapporto di lavoro	–	–
Pagamenti basati su azioni	342	171
Altri benefici a lungo termine	–	–
	3.669	**6.537**

33. Procedure di gestione del rischio e operazioni di copertura

I principali strumenti finanziari del gruppo includono conti correnti e depositi a breve, passività finanziarie verso banche a breve e lungo periodo, *leasing* finanziari e prestiti obbligazionari.

L'obiettivo è quello di finanziare l'attività operativa del gruppo.

Oltre a questo, il Gruppo ha crediti e debiti commerciali derivanti dalla propria attività.

Il Gruppo fa ricorso a strumenti derivati, principalmente *interest rate swap, cross currency swap* e contratti *forward* per la copertura dei rischi di tasso di interesse e di cambio.

I principali rischi finanziari a cui si espone il Gruppo sono quelli di mercato (valuta e tasso di interesse), di credito e di liquidità; di seguito si espone una descrizione di questi rischi e le modalità di gestione degli stessi.

Rischio di cambio

Il 34% circa delle vendite nette consolidate del Gruppo nel 2005 è stato realizzato su mercati estranei all'Unione Europea.

Con la crescita dell'attività internazionale del Gruppo in aree diverse a quella dell'Euro, una significativa oscillazione dei tassi di cambio, può influenzare negativamente l'attività e i risultati operativi del Gruppo, nella situazione attuale con particolare riferimento al Dollaro USA ed al Real brasiliano.

Inoltre il Gruppo ha in essere alcuni finanziamenti – tra cui un *private placement* e un prestito obbligazionario – in valuta US$ accesi per far fronte alle acquisizioni di alcune società.

Per quanto riguarda Stati Uniti, Brasile e Svizzera, la presenza di strutture stabili del Gruppo consente una parziale copertura di questo rischio, dato che sia i costi che i ricavi sono denominati nella medesima valuta. Inoltre per quanto riguarda gli Stati Uniti, parte dei flussi derivanti dalla gestione caratteristica vengono utilizzati per ripagare il debito in essere localmente.

Per quanto riguarda le vendite nelle altre aree non-euro effettuate da Campari International, la *policy* del Gruppo prevede il controllo di tale rischio tramite il ricorso a vendite *forward*.

In aggiunta, il Gruppo ha deciso di coprire il rischio di cambio afferente il prestito obbligazionario tramite un *cross currency swap*.

Rischio di tasso di interesse

Per cogliere le opportunità offerte dai contenuti tassi di interesse esistenti sul mercato, il Gruppo ha provveduto a convertire gli strumenti finanziari a lungo termine emessi a un tasso fisso, e quindi esposti al rischio sul *fair value*, in debito a tasso variabile tramite un *interest rate swap*.

Tutte le altre passività finanziarie, ad eccezione di alcuni finanziamenti ottenuti da Sella & Mosca S.p.A., Zedda Piras S.p.A. e da un finanziamento minore della Capogruppo, sono a tassi variabili, così come le attività finanziarie.

Questo espone il Gruppo al rischio di oscillazioni dei tassi.

Il recente innalzamento dei tassi di interesse, sia in area Euro che in area Dollaro USA, ha indotto il Gruppo a ricondurre parte del debito denominato in Euro a un tasso fisso ancorché con decorrenza luglio 2008 (importo e tasso negoziato).

Tale operazione è avvenuta successivamente alla chiusura del bilancio tramite un *interest rate swap forward starting*.

Rischio di credito

Per quanto riguarda le transazioni finanziarie, le stesse vengono svolte con primarie istituzioni nazionali e internazionali tutte dotate di un elevato *rating*; pertanto tale rischio è ritenuto non significativo.

Per quanto riguarda le transazioni commerciali, il Gruppo opera con controparti di dimensioni medie ed elevate (grande distribuzione, distributori nazionali e internazionali) sulle quali preventivamente vengono effettuati controlli di merito.

Inoltre le condizioni commerciali concesse inizialmente sono particolarmente restrittive.

In seguito, ogni società attua una procedura di valutazione e controllo del proprio portafoglio clienti.

Le perdite su crediti storicamente registrate sono pertanto molto basse in rapporto al fatturato e non richiedono apposite coperture e/o assicurazioni.

Rischio di liquidità

L'elevata capacità di generare cassa tramite le proprie attività operative consente al Gruppo di ridurre al minimo il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

34. Strumenti finanziari

Fair value

Si espone di seguito un confronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

	Valore di bilancio		*Fair value*	
	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)	31 dicembre 2005 (€ 000)	31 dicembre 2004 (€ 000)
Attività finanziarie				
Cassa e disponibilità presso banche	217.500	239.483	217.500	239.483
Titoli a breve negoziabili	30.035	6.467	30.035	6.467
Passività finanziarie				
Debiti verso banche	(139.588)	(56.402)	(139.588)	(56.402)
Debiti per *leasing* immobiliare	(22.107)	(24.946)	(22.107)	(24.946)
Prestito obbligazionario	(259.844)	(256.373)	(259.844)	(259.390)
Private placement	(141.178)	(124.523)	(141.178)	(125.477)
Rateo interessi su prestiti obbligazionari	(6.263)	(4.899)	(6.263)	(4.899)
Debiti per esercizio *put option*				
Skyy Spitits,LLC	(45.546)	-	(45.546)	-
Altri finanziamenti	(3.954)	(5.488)	(3.954)	(4.373)
Altre attività e passività finanziarie	(501)	-	(501)	665

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di dati forniti da una primaria agenzia di informazioni finanziarie;
- il *fair value* dei debiti sottostanti è stato ottenuto mediante un'attualizzazione di tutti i flussi finanziari residui ai tassi in essere alla fine dell'esercizio;
- per quanto riguarda le altre attività e passività finanziarie, il *fair value* corrisponde al loro valore nominale trattandosi di poste immediatamente monetizzabili.

Rischio di tasso di interesse

Di seguito vengono esposti per scadenza i valori di bilancio delle singole categorie di strumenti finanziari in base alla loro esposizione al rischio di variazione dei tassi.

31 dicembre 2005	entro 1 anno (€ 000)	1-2 anni (€ 000)	2-3 anni (€ 000)	3-4 anni (€ 000)	4-5 anni (€ 000)	oltre 5 anni (€ 000)	Totale (€ 000)
TASSO VARIABILE							
Attività finanziarie							
Conti correnti bancari e depositi a termine	217.500						217.500
Titoli	30.035						30.035
							0
Passività finanziarie							0
Debiti e finanziamenti verso banche	(112.839)	(25.555)	(117)	(706)	(66)	(305)	(139.589)
Prestito obbligazionario	(3.243)					(259.843)	(263.086)
Private placement	(6.322)	(10.081)	(10.531)	(10.531)	(7.116)	(99.621)	(144.202)
Leasing immobiliare	(3.070)	(3.051)	(3.132)	(3.193)	(3.277)	(6.386)	(22.107)
Passività finanziarie per contratti *forward*	(501)						(501)
Debiti							
per esercizio *put option* Skyy Spirits, LLC		(45.546)					(45.546)
Altri debiti finanziari	(912)	(802)	(335)	(345)	(325)	(1.232)	(3.950)
Flussi netti previsti	**120.648**	**(85.035)**	**(14.114)**	**(14.775)**	**(10.783)**	**(367.387)**	**(371.446)**
TASSO FISSO							
Altri debiti finanziari	**(912)**	**(802)**	**(335)**	**(345)**	**(325)**	**(1.232)**	**(3.950)**

31 dicembre 2004	entro 1 anno (€ 000)	1-2 anni (€ 000)	2-3 anni (€ 000)	3-4 anni (€ 000)	4-5 anni (€ 000)	oltre 5 anni (€ 000)	Totale (€ 000)
TASSO VARIABILE							
Attività finanziarie							
Conti correnti bancari e depositi a termine	239.483						239.483
Titoli	6.467						6.467
Passività finanziarie							
Debiti e finanziamenti verso banche	(55.571)			(117)	(358)	(356)	(56.402)
Prestito obbligazionario	(3.369)					(256.386)	(259.755)
Private placement	(4.470)	(2.940)	(9.066)	(9.066)	(9.053)	(91.446)	(126.040)
Leasing immobiliare	(2.942)	(3.070)	(3.051)	(3.132)	(3.090)	(9.662)	(24.946)
Altri debiti finanziari	(1.115)	(1.072)	(1.226)	(335)	(345)	(1.395)	(5.488)
Flussi netti previsti	**178.483**	**(7.082)**	**(13.343)**	**(12.649)**	**(12.845)**	**(359.245)**	**(226.681)**
TASSO FISSO							
Altri debiti finanziari	**(1.115)**	**(1.072)**	**(1.226)**	**(335)**	**(345)**	**(1.395)**	**(5.488)**

Rischio di credito

L'unico caso di concentrazione significativa dei crediti commerciali si riferisce al mercato statunitense, dove il rischio di concentrazione è comune a tutti gli operatori del settore *beverage*.

Pertanto, il massimo rischio ipotizzabile è riferito al totale dei crediti commerciali della controllata statunitense ed è pari a € 36,7 milioni al 31 dicembre 2005.

Attività di copertura

Copertura dei flussi finanziari

Al 31 dicembre 2005 Campari International S.A.M. aveva in essere contratti *forward* a copertura del proprio *budget* di vendite e acquisti 2006 in valuta diversa dall'Euro.

La seguente tabella riepiloga le condizioni dei contratti principali.

	Importo nominale	Scadenza	tasso cambio medio
Contratti *forward* a copertura di flussi di vendita futuri			
Vendita			
US$	25.418	30/03/2007	1,25
CHF	8.150	31/01/2007	1,58
Contratti *forward* a copertura di flussi di acquisto futuri			
Acquisto			
US$	9.826	30/03/2007	1,25

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con le previsioni dei flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

La copertura ha soddisfatto i requisiti di efficacia e una perdita non realizzata di € 193 migliaia è stata sospesa nelle riserve di patrimonio netto con il relativo effetto di imposte differite pari a € 14 migliaia.

Copertura del fair value

Oltre alle coperture di cui sopra, Campari International S.A.M. aveva in essere, al 31 dicembre 2005, contratti *forward* su crediti e debiti esistenti in bilancio a tale data.

Gli strumenti di copertura sul prestito obbligazionario e sul *private placement* sopra citati sono rappresentati da *interest rate swap* di complessivi nozionali US$ 166 milioni e da *cross currency swap* sui tassi e sui cambi di complessivi nozionali US$ 300 milioni, aventi le medesime scadenze dei debiti sottostanti.

La variazione del *fair value* degli strumenti finanziari intervenuta nell'esercizio e rilevata a conto economico è negativa per € 143 migliaia.

35. Dipendenti

Il numero medio di dipendenti, diviso per area di attività, è stato il seguente:

	31 dicembre 2005	31 dicembre 2004
Produzione	713	733
Vendita e distribuzione	501	493
Generale	323	320
Totale	**1.536**	**1.545**

La ripartizione dei dipendenti per area geografica è del 57% in Italia e la restante parte all'estero. La ripartizione per categoria è invece la seguente:

	31 dicembre 2005	31 dicembre 2004
Dirigenti	83	80
Impiegati	844	840
Operai	609	625
Totale	**1.536**	**1.545**

36. Transizione ai Principi Contabili Internazionali (IAS/IFRS)

A seguito dell'entrata in vigore del Regolamento europeo 1606 del luglio 2002, a partire dal 1° gennaio 2005, il Gruppo Campari ha adottato i Principi Contabili Internazionali emessi dall'*International Accounting Standards Board.*

Di seguito è esposta la riconciliazione tra il risultato di periodo e il patrimonio netto redatti secondo i precedenti principi (principi contabili italiani) ed il risultato di periodo e il patrimonio netto redatti secondo gli IAS/IFRS per i precedenti periodi presentati a fini comparativi, come richiesto dall'IFRS 1 – *Prima adozione degli IFRS*, nonché le relative note esplicative.

I principi applicati nella preparazione dei dati seguenti sono i medesimi applicati al 31 dicembre 2005 e dettagliati al paragrafo 4 – Sintesi dei principi contabili – della nota integrativa, cui si rimanda.

Si precisa che, rispetto all'appendice pubblicata in allegato alla relazione semestrale al 30 giugno 2005, sono state apportate alcune riclassifiche patrimoniali sui dati al 31 dicembre 2004, che meglio riflettono la nuova struttura dello stato patrimoniale.

Prima applicazione dei principi contabili internazionali

Il Gruppo Campari ha applicato i Principi Contabili Internazionali adottando un approccio retrospettico, a eccezione dei casi in cui si è avvalso della facoltà di applicare le esenzioni concesse dall'IFRS 1.

In particolare, le opzioni contabili adottate dal Gruppo in sede di prima applicazione dei principi contabili internazionali sono le seguenti:

- aggregazioni di imprese:
  il Gruppo ha scelto di non applicare in modo retrospettico l'IFRS 3 – *Aggregazioni di imprese* alle operazioni avvenute prima della data di transizione agli IAS/IFRS (1° gennaio 2004); ciò ha comportato, inoltre, l'interruzione del processo di ammortamento dell'avviamento e dei marchi iscritti al 1° gennaio 2004;
- *fair value* o rideterminazione del valore, come sostituto del costo:
  il Gruppo ha optato per il mantenimento del costo storico, in alternativa al *fair value* o al costo rivalutato, alla data di transizione, mantenendo le rivalutazioni, effettuate prima del 1° gennaio 2004, che hanno portato a una rideterminazione del valore, alla data in cui la rivalutazione è stata effettuata, prossima al *fair value*;
- benefici ai dipendenti:
  il Gruppo ha deciso di riconoscere tutti gli utili e le perdite attuariali cumulati, risultanti al 1° gennaio 2004, derivanti dalle valutazioni dei benefici ai dipendenti a prestazioni definite;
- differenze cumulative di conversione:
  il Gruppo ha azzerato le differenze cumulative di conversione derivanti dal consolidamento delle controllate estere non appartenenti all'area dell'Euro alla data di transizione agli IAS/IFRS (1° gennaio 2004);
- strumenti finanziari:
  il Gruppo ha optato per l'applicazione dei principi IAS 39 – Strumenti finanziari: rilevazione e valutazione e IAS 32 – Strumenti finanziari: esposizione nel bilancio e informazioni integrative a partire dal 1° gennaio 2005;
- pagamenti in azioni:
  nel caso di operazioni con pagamento basato su azioni regolate con strumenti rappresentativi di capitale, il Gruppo ha applicato l'IFRS 2 – Pagamenti basati su azioni alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1° gennaio 2005);
- attività non correnti possedute per la vendita:
  il Gruppo ha scelto di applicare anticipatamente l'IFRS 5 – Attività non correnti possedute per la vendita e attività operative cessate ai periodi chiusi prima della data di entrata in vigore del principio (1° gennaio 2005).

Si ricorda che la valutazione e la misurazione delle grandezze contabili esposte nei prospetti di riconciliazione si basano sui Principi Contabili Internazionali, sulle relative interpretazioni e sulle linee guida emesse dall'"*International Financial Reporting Interpretation Committee*" (IFRIC) in vigore al 31 dicembre 2005.

Riconciliazioni richieste dall'IFRS 1

In ossequio a quanto disposto dall'IFRS 1, la presente nota illustra la riconciliazione tra i valori di patrimonio netto al 1° gennaio 2004, nonché del conto economico al 31 dicembre 2004 e del patrimonio netto al 31 dicembre 2004, redatti secondo i principi contabili italiani, con i corrispondenti valori rideterminati sulla base degli IAS/IFRS.

I dati qui esposti riferiti al 1° gennaio 2004 e al 31 dicembre 2004 sono stati sottoposti a revisione contabile.

Effetti della transizione agli IAS/IFRS sulla situazione patrimoniale al 31 dicembre 2004

(€ migliaia)	Principi contabili italiani (*)	Riclassificazione per variazione schema	Effetto transizione IAS/IFRS Riclassificazione	Note	Rettifiche	Note	IAS/IFRS	
Attività								**Attività**
Attività non correnti								**Attività non correnti**
Immobilizzazioni materiali nette	156.923	–	(12.747)	i, ii, iii	48	C	144.224	Immobilizzazioni materiali nette
	–	–	9.528	i	–		9.528	Attività biologiche
	–	–	4.071	ii	–		4.071	Investimenti immobiliari
Avviamento, al netto dell'ammortamento	519.715	20.856	–		35.057	B	575.628	Avviamento e marchi
Altre immobilizzazioni immateriali al netto dell'ammortamento	29.356	(20.856)	(2.560)	iii, iv	(2.518)	A	3.422	Attività immateriali a vita definita
Partecipazioni	642	(257)	–		–		385	Partecipazioni in società collegate e joint-venture
Azioni proprie	29.780	–	–		–		29.780	Azioni proprie
	–	15.201	–		331	H	15.532	Imposte anticipate
Altre attività	5.035	257	(410)	v	208	D	5.090	Altre attività non correnti
Totale attività non correnti	**741.451**	**15.201**	**(2.118)**		**33.126**		**787.660**	**Totale attività non correnti**
Attività correnti								**Attività correnti**
Rimanenze	114.410	–	–		–		114.410	Rimanenze
Crediti verso clienti, al netto del fondo di svalutazione e dei premi di fine anno	173.129	7.606	(14.482)	viii	–		166.253	Crediti commerciali
Crediti per contributi attivi su costi promozionali	7.606	(7.606)	–	–	–		–	
Crediti finanziari, quota a breve	512	–	3.381	vi	–		3.893	Crediti finanziari, quota a breve
Cassa e banche	239.483	6.467	–		–		245.950	Cassa, banche e titoli
Titoli negoziabili	6.467	(6.467)	–		–		–	
Crediti fiscali	10.357	(10.357)	–		–		–	
Imposte anticipate	15.201	(15.201)	–		–		–	
Altre attività correnti	19.802	10.357	(7.291)	iv, v, vi	–		22.868	Altri crediti
Totale attività correnti	**586.967**	**(15.201)**	**(3.910)**		**-**		**553.374**	**Totale attività correnti**
	–	–	127	ii	–		127	Attività non correnti destinate alla vendita
Totale attività	**1.328.418**	**-**	**(5.901)**		**33.126**		**1.341.161**	**Totale attività**

(€ migliaia)	Principi contabili italiani (*)	Riclassificazione per variazione schema	Effetto transizione IAS/IFRS Riclassificazione	Note	Rettifiche	Note	IAS/IFRS	
Passività e patrimonio netto								**Passività e patrimonio netto**
Patrimonio netto								**Patrimonio netto**
Capitale	29.040	-	-		-		29.040	Capitale
Riserve	566.932	-	-		28.820		595.752	Riserve
Patrimonio netto di pertinenza della Capogruppo	595.972	-	-		28.820		624.792	Patrimonio netto di pertinenza della Capogruppo
	-	4.268	-		104		4.372	Patrimonio netto di pertinenza di terzi
Totale patrimonio netto	**595.972**	**4.268**	**-**		**28.924**		**629.164**	**Totale patrimonio netto**
Passività non correnti								**Passività non correnti**
Debiti verso banche	3.580	(3.580)	-		-		-	
Leasing immobiliare, meno quota corrente	22.004	(22.004)	-		-		-	
Debiti verso obbligazionisti	257.954	122.023	(2.021)	iv	-		377.956	Prestiti obbligazionari
Private placement	122.023	(122.023)	-		-		-	
Debiti verso altri finanziatori (non correnti)	1.625	(1.625)	-		-		-	
Passività finanziarie non correnti	-	27.209	-		-		27.209	Altre passività finanziarie non correnti
Trattamento di fine rapporto e altri fondi relativi al personale	15.154	1.621	(499)	v	(1.052)	D	15.224	Trattamento di fine rapporto e altri fondi relativi al personale
	-	16.217	-		(1.939)	E, F	14.278	Fondi per rischi e oneri futuri
Debiti verso l'erario non correnti	1.789	(1.789)	-		-		-	
Imposte differite	17.858	-	-		7.193	H	25.051	Imposte differite
Altre passività non correnti	16.049	(16.049)	-		-		-	Altre passività non correnti
Interessi di minoranza	4.268	(4.268)	-		-		-	
Totale passività non correnti	**462.304**	**(4.268)**	**(2.520)**		**4.202**		**459.718**	**Totale passività non correnti**
Passività correnti								**Passività correnti**
Debiti verso banche	56.686	(1.115)	-		-		55.571	Debiti verso banche
Leasing immobiliare, quota corrente	2.942	(2.942)	-		-		-	
Private placement	2.940	(2.940)	-		-		-	
Altri debiti finanziari	-	-	-		-		-	
	-	6.997	8.280	vii	-		15.277	Altri debiti finanziari
Debiti verso fornitori	142.108	-	(14.462)	viii	-		127.646	Debiti verso fornitori
Imposte sul reddito	1.094	(1.094)	-		-		-	
Debiti verso l'erario	19.365	1.094	-		-		20.459	Debiti verso l'erario
Altre passività correnti	45.007	-	(11.681)	vi, vii, viii	-		33.326	Altre passività correnti
Totale passività correnti	**270.142**	**-**	**(3.381)**		**-**		**252.279**	**Totale passività correnti**
Totale passività e patrimonio netto	**1.328.418**	**-**	**(5.901)**		**33.126**		**1.341.161**	**Totale passività e patrimonio netto**

(*) Schema riclassificato inserito nella Relazione sulla gestione al bilancio chiuso al 31 dicembre 2004.

Riconciliazione del patrimonio netto di Gruppo al 1° gennaio 2004 e al 31 dicembre 2004

(migliaia di €)	Note	1° gennaio 2004	31 dicembre 2004
Patrimonio netto del Gruppo secondo i principi contabili italiani		**548.211**	**595.972**
Costi di impianto e ampliamento e altre immobilizzazioni immateriali	A	(3.109)	(2.518)
Avviamento e marchi	B	–	35.057
Terreni	C	–	48
Benefici ai dipendenti	D	2.047	1.260
Fondo indennità suppletiva di clientela	E	1.221	1.102
Fondi per rischi e oneri futuri	F	1.310	837
Imposte anticipate (differite) nette su dette rettifiche	H	697	(6.862)
Totale rettifiche		**772**	**28.924**
Dedotta quota rettifiche di pertinenza dei terzi			(104)
Patrimonio netto del Gruppo secondo gli IAS/IFRS		**548.983**	**624.792**
Patrimonio netto di terzi		4.668	4.372
Totale Patrimonio netto secondo gli IAS/IFRS		**553.651**	**629.164**

Effetti della transizione agli IAS/IFRS sul conto economico dell'esercizio 2004

(€ migliaia)	Principi contabili italiani (*)	Riclassificazione per variazione schema	Effetto transizione IAS/IFRS Riclassificazione	Note	Rettifiche	Note	IAS/IFRS	
Vendite nette	**779.204**	**-**	**(28.075)**	ix	**-**		**751.129**	**Vendite nette**
Costo dei materiali	(264.173)							
Costi di produzione	(52.472)							
Totale costo del venduto	**(316.645)**	**-**	**-**		**82**		**(316.563)**	**Costo del venduto**
Margine lordo	**462.559**	**-**	**(28.075)**		**82**		**434.566**	**Margine lordo**
Pubblicità e promozioni	(159.502)	-	28.075	ix	104		(131.323)	Pubblicità e promozioni
Costi di vendita e distribuzione	(83.943)	-	-		(119)		(84.062)	Costi di vendita e distribuzione
Margine commerciale	**219.114**	**-**	**-**		**67**		**219.181**	**Margine commerciale**
Spese generali e amministrative	(53.258)	(1.023)	200	iv	(653)		(54.734)	Spese generali e amministrative e altri oneri e proventi operativi
Altri ricavi operativi	1.822	(1.822)	-		-		-	
Ammortamento di avviamento e marchi	(35.135)	78	-		35.057	B	-	
			2.206	xi	8		2.214	Plusvalenze, minusvalenze e svalutazioni di attività non correnti
Risultato operativo = EBIT prima dei costi non ricorrenti	**132.543**	**(2.767)**	**2.406**		**34.479**		**166.661**	
Costi non ricorrenti	(2.767)	2.767	-		-		-	
Risultato operativo = EBIT	**129.776**	**-**	**2.406**		**34.479**		**166.661**	**Risultato operativo**
Proventi (oneri) finanziari netti	(8.842)	-	(200)	iv	(580)		(9.622)	Proventi (oneri) finanziari netti
			19	x	-		19	Quota di utile (perdite) società valutate con il metodo del patrimonio netto
Altri proventi (oneri) non operativi	2.225	-	(2.225)	x, xi	-		-	
Utile prima delle imposte	**123.159**	**-**	**-**		**33.899**		**157.058**	**Utile prima delle imposte**
Interessi di minoranza	(16.954)	16.954	-		-		-	
Utile prima delle imposte del Gruppo	**106.205**	**16.954**	**-**		**33.899**		**157.058**	
Imposte	(36.911)	-	-		(6.166)	H	(43.077)	Imposte
Utile netto del Gruppo	**69.294**	**16.954**	**-**		**27.733**		**113.981**	**Utile netto**
		(16.954)	-		(104)		(17.058)	Interessi di minoranza
		-	**-**		**27.629**		**96.923**	**Utile netto del Gruppo**

(*) Schema riclassificato inserito nella Relazione sulla gestione al bilancio chiuso al 31 dicembre 2004.

Riconciliazione del risultato netto di Gruppo relativo all'esercizio 2004

(migliaia di €)	Note	31 dicembre 2004
Risultato netto del Gruppo secondo i principi contabili italiani		**69.294**
Costi di impianto ed ampliamento e altre immobilizzazioni immateriali	A	593
Avviamento e marchi	B	35.057
Terreni	C	48
Benefici ai dipendenti	D	(787)
Fondo indennità suppletiva di clientela	E	(119)
Fondi per rischi e oneri futuri	F	(473)
Stock option	G	(419)
Imposte anticipate (differite) nette su dette rettifiche	H	(6.167)
Totale rettifiche		**27.733**
Dedotta quota rettifiche di pertinenza dei terzi		(104)
Risultato netto del Gruppo secondo gli IAS/IFRS		**96.923**
Risultato netto di terzi		17.058
Risultato netto secondo gli IAS/IFRS		**113.981**

NOTE ESPLICATIVE

Di seguito si forniscono le note illustrative delle principali riclassifiche e poste in riconciliazione del patrimonio e del risultato netto del Gruppo, sorte per effetto della transizione agli IAS/IFRS.

RICLASSIFICAZIONI

Stato patrimoniale

i. Attività biologiche

Gli IAS/IFRS prevedono l'esposizione in apposita voce dello stato patrimoniale delle attività biologiche, rappresentate per il Gruppo da viti situate in vigneti di proprietà di Sella e Mosca S.p.A.

La differente esposizione ha comportato una riclassificazione di tali attività, pari a € 9.528 migliaia al 31 dicembre 2004, dalla voce "Immobilizzazioni materiali nette" alla voce "Attività Biologiche".

Tali attività sono valutate al costo, al netto degli ammortamenti cumulati.

In relazione all'applicazione dello IAS 41, relativo al trattamento contabile di attività biologiche (viti) e prodotti biologici (uva), in considerazione delle peculiarità di Sella e Mosca S.p.A. in rapporto al territorio in cui opera, di seguito descritte, si è ritenuto di mantenere il criterio di iscrizione al costo, al netto degli ammortamenti cumulati, in quanto la valutazione al *fair value* (valore equo) richiederebbe la sussistenza dei seguenti presupposti, non presenti nel contesto in cui opera la società:

- l'esistenza di un mercato attivo di prodotti e attività biologiche, che in Sardegna non è tale da essere in grado di assorbire uva e viti nella quantità in oggetto, a causa della mancanza di compratori disponibili e dell'impossibilità di definire possibili prezzi di mercato ove i prodotti o le attività biologiche venissero poste interamente in vendita;
- l'adozione del metodo di valutazione alternativo dei flussi finanziari, non applicabile per l'impossibilità di definire un prezzo attendibile per i prodotti biologici in oggetto, nelle quantità in oggetto, nonché per l'impossibilità di definire o misurare i prevedibili flussi finanziari.

ii. Investimenti immobiliari

Gli IAS/IFRS prevedono l'esposizione in apposita voce dello stato patrimoniale degli investimenti immobiliari, rappresentati per il Gruppo da immobili non strumentali di civile abitazione, magazzini, un negozio e un terreno.

Gli investimenti immobiliari sopra indicati sono valutati al costo.

Tale differente esposizione ha comportato una riclassificazione di tali attività, pari a € 4.071 migliaia al 31 dicembre 2004, dalla voce "Immobilizzazioni materiali nette" alla voce "Investimenti immobiliari".

Inoltre, gli immobili non strumentali per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo, sono stati riclassificati dalla voce "Immobilizzazioni materiali nette" alla voce "Attività non correnti destinate alla vendita".

Tali attività, valutate al minore tra il valore netto contabile ed il *fair value* al netto dei costi di vendita, sono pari a € 127 migliaia al 31 dicembre 2004.

iii. Migliorie su beni di terzi

Secondo i principi contabili italiani i costi sostenuti per migliorie su beni di terzi aventi utilità pluriennale sono capitalizzati tra le immobilizzazioni immateriali.

Secondo gli IAS/IFRS nel caso in cui tali costi siano rappresentati da attività identificabili e separabili dal bene cui si riferiscono, devono essere iscritti tra le attività materiali.

Poiché i costi per migliorie su beni terzi capitalizzati dal Gruppo, pari a € 979 migliaia al 31 dicembre 2004, soddisfano i requisiti sopra indicati, sono stati riclassificati dalla voce "Attività immateriali a vita definita" alla voce "Immobilizzazioni materiali nette".

iv. Spese di emissione prestiti obbligazionari

Secondo i principi contabili italiani le obbligazioni devono essere esposte al valore nominale residuo in linea capitale; gli eventuali aggi o disaggi di emissione, nonché le spese di emissione, sono differiti ed ammortizzati lungo la durata del prestito.

Secondo gli IAS/IFRS il valore delle obbligazioni deve essere esposto al netto di tali costi.

Ciò ha comportato una riclassificazione dei costi di emissione capitalizzati fra le immobilizzazioni immateriali e le altre attività non correnti, pari complessivamente a € 2.254 migliaia al 1° gennaio 2004 e a € 2.021 migliaia al 31 dicembre 2004, in diretta diminuzione della voce "Prestiti obbligazionari".

v. Crediti per imposte su TFR

Secondo gli IAS/IFRS l'imposta sostitutiva versata sul trattamento di fine rapporto accantonato deve essere esposta in diretta diminuzione del debito.

Tale impostazione ha comportato la riclassifica del credito, pari a € 499 migliaia al 31 dicembre 2004, in diminuzione della voce "Trattamento di fine rapporto e altri fondi relativi al personale".

vi. Proventi (oneri) finanziari maturati su strumenti finanziari derivati

La voce "Crediti finanziari, quota a breve" si incrementa, principalmente, per effetto della riclassifica dei ratei attivi, pari a € 6.762 migliaia al 31 dicembre 2004, relativi agli interessi attivi maturati su operazioni derivate di copertura (*cross currency swap*) del prestito obbligazionario e del *private placement,* e si decrementa per effetto della riclassificazione dei ratei passivi, pari a € 3.381 migliaia al 31 dicembre 2004, relativi agli interessi passivi maturati su dette operazioni di copertura.

vii. Interessi passivi su prestito obbligazionario e private placement

La altre passività finanziarie correnti si incrementano principalmente per effetto della riclassificazione dalle altre passività correnti dei ratei per interessi passivi maturati sul prestito obbligazionario e sul *private placement,* pari a € 8.280 migliaia al 31 dicembre 2004.

viii. Debiti commerciali

In tale voce sono stati riclassificati i ratei passivi, pari a € 20 migliaia al 31 dicembre 2004 e debiti commerciali per costi connessi ai servizi promozionali pari a € 14.482 migliaia al 31 dicembre 2004.

Conto economico

ix. Vendite nette

In coerenza con l'approccio adottato dal settore, il valore delle vendite di prodotti alla grande distribuzione è determinato esponendo i relativi ricavi al netto di quella parte di costi per servizi promozionali, il cui acquisto, che è contestuale dalla medesima controparte e generalmente valorizzato in funzione dei volumi di vendita consuntivi, rappresenta condizione essenziale alla conclusione dell'accordo di vendita dei prodotti ed è negoziato, unitamente al contratto di vendita stesso, rappresentandone parte integrante.

Tale impostazione ha comportato una riclassificazione di tali costi, pari a € 28.075 migliaia nell'esercizio 2004, a diretta diminuzione delle vendite.

x. Risultato società valutate con il metodo del patrimonio netto

Secondo gli IAS/IFRS la quota dell'utile o della perdita di imprese collegate o a controllo congiunto contabilizzate con il metodo del patrimonio netto deve essere esposta in una voce specifica del conto economico; ciò ha comportato la riclassificazione dell'importo relativo a tale voce per € 19 migliaia nell'esercizio 2004, dalla voce "altri proventi (oneri) non operativi" alla voce "Quota di utile (perdita) società valutate con il metodo del patrimonio netto".

xi. Proventi (oneri) non operativi

Secondo gli IAS/IFRS tutti i costi e i proventi sono riferibili all'attività operativa dell'impresa, anche se non prevedibili, non inerenti all'attività tipica o non ricorrenti; pertanto nessun costo o provento può essere classificato come straordinario.

Ciò ha comportato la riclassifica di proventi netti, pari a € 2.206 migliaia nell'esercizio 2004, dalla voce "Altri proventi (oneri) non operativi" alla voce "Plusvalenze, minusvalenze e svalutazioni di attività non correnti", inclusa nella determinazione del Risultato operativo.

RETTIFICHE

A – Costi d'impianto ed ampliamento ed altre immobilizzazioni immateriali

Secondo gli IAS/IFRS i costi d'impianto e ampliamento e le altre immobilizzazioni immateriali che non presentano i requisiti richiesti per l'iscrizione all'attivo, sono addebitate a conto economico.

Tale differente impostazione contabile ha determinato i seguenti effetti:

- al 1° gennaio 2004 e al 31 dicembre 2004 una riduzione del patrimonio netto rispettivamente pari a € 3.109 migliaia e a € 2.518 migliaia;
- un aumento del risultato netto dell'esercizio 2004 pari a € 593 migliaia, per effetto del venir meno dell'ammortamento di tali voci.

B – Avviamento e marchi

Secondo gli IAS/IFRS l'avviamento ed i marchi non sono oggetto di ammortamento, in quanto attività immateriali con vita utile indefinita.

La ricuperabilità del valore di iscrizione è verificata, almeno annualmente, ai fini dell'identificazione di un'eventuale perdita di valore (*impairment test*).

Il Gruppo, non avendo applicato in modo retrospettico l'IFRS 3 – Aggregazioni di imprese alle operazioni avvenute prima della data di transizione, ha dato continuità ai i valori dell'avviamento e dei marchi iscritti secondo i principi contabili italiani.

Al fine di verificare la ricuperabilità di tale valore, sono state identificate le *cash generating unit* relative all'avviamento e ai marchi, sulle quali sono stati effettuati i *test*, che hanno confermato i valori di iscrizione secondo i principi contabili italiani alla data del 1° gennaio 2004.

Inoltre, l'applicazione degli IAS/IFRS ha comportato l'eliminazione dell'ammortamento relativo a tali voci con:

- un aumento del risultato netto dell'esercizio 2004, nonché del patrimonio netto al 31 dicembre 2004, di € 35.057 migliaia.

C – Terreni

Secondo i principi contabili italiani i terreni pertinenziali ai fabbricati sono ammortizzati unitamente ai fabbricati stessi, mentre secondo gli IAS/IFRS devono essere classificati separatamente e non più ammortizzati.

Tale differente trattamento contabile ha determinato i seguenti effetti:

- un aumento del risultato netto dell'esercizio 2004, nonché del patrimonio netto al 31 dicembre 2004 di € 48 migliaia, per effetto di minori ammortamenti.

D – Benefici ai dipendenti

I principi contabili italiani richiedono di rilevare la passività per il trattamento di fine rapporto (TFR) sulla base del debito nominale maturato secondo le disposizioni civilistiche vigenti alla data di chiusura del bilancio; secondo gli IAS/IFRS, l'istituto del TFR rientra nella tipologia dei piani a benefici definiti, soggetti a valutazioni di natura attuariale per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data di bilancio.

Tale differente impostazione contabile ha determinato la rilevazione di tutti gli utili e perdite attuariali alla data di transizione, comportando:

- al 1° gennaio 2004 e al 31 dicembre 2004 un aumento del patrimonio netto rispettivamente pari a € 2.047 migliaia e a € 1.260 migliaia;
- una diminuzione del risultato netto dell'esercizio 2004 pari a € 787 migliaia per effetto di maggiori accantonamenti per TFR e della relativa componente finanziaria.

E – Fondo indennità suppletiva di clientela

Gli IAS/IFRS richiedono la stima della passività probabile da sostenere per l'erogazione dell'indennità suppletiva di clientela spettante agli agenti successivamente alla fine del rapporto, tenendo conto di tutte le variabili in grado di incidere sul suo ammontare.

Tale importo deve essere, inoltre, attualizzato sulla base di un adeguato tasso.

Tale differente criterio di calcolo ha determinato:

- al 1° gennaio 2004 e al 31 dicembre 2004 un aumento del patrimonio netto rispettivamente pari a € 1.221 migliaia e a € 1.102 migliaia;
- una diminuzione del risultato netto dell'esercizio 2004 pari a € 119 migliaia.

F – Fondi per rischi ed oneri futuri

L'iscrizione dei fondi per rischi e oneri futuri è sottoposta secondo gli IAS/IFRS all'esistenza di specifiche condizioni oggettive.

Alla data di transizione il Gruppo ha proceduto all'eliminazione dei fondi per rischi e oneri iscritti nel bilancio redatto secondo i principi contabili italiani che non rispettavano tali requisiti.

Ciò ha comportato:

- al 1° gennaio 2004 e al 31 dicembre 2004 un aumento del patrimonio netto rispettivamente pari a € 1.310 migliaia e a € 837 migliaia;
- una diminuzione del risultato netto dell'esercizio 2004 pari a € 473 migliaia, per effetto dell'eliminazione dell'utilizzo di tali fondi a conto economico.

G – Stock option

Gli IAS/IFRS prevedono che l'ammontare complessivo del valore corrente delle *stock option* alla data di assegnazione sia rilevato a conto economico come costo.

Pertanto i costi per il personale e per servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate in data 8 luglio 2004 a soggetti legati da un rapporto di lavoro dipendente, ad amministratori ed a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.

Il costo è determinato con riferimento al *fair value* del diritto assegnato, determinato applicando il modello *Black-Scholes*; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

Il *fair value* delle *stock option* è rilevato con contropartita alla voce "Riserva per *stock option*".

Tale differente impostazione ha determinato una diminuzione del risultato netto dell'esercizio 2004 pari a € 419 migliaia, per effetto di maggiori costi del personale.

H – Imposte anticipate (differite) nette su dette rettifiche

L'iscrizione delle imposte anticipate e differite relative alle rettifiche sopraindicate derivanti dall'applicazione delle differenti impostazioni contabili conseguenti all'applicazione degli IAS/IFRS, ha determinato:

- al 1° gennaio 2004 e al 31 dicembre 2004 una diminuzione del patrimonio netto rispettivamente pari a € 697 migliaia e a € 6.862 migliaia;
- una diminuzione del risultato netto dell'esercizio 2004 pari € 6.167 migliaia.

Si segnala inoltre che, le imposte differite relative alla deducibilità dell'ammortamento dell'avviamento e dei marchi, ammontano a € 6.497 migliaia nell'esercizio 2004.

Effetti della transizione agli IAS/IFRS sulla posizione finanziaria netta al 1° gennaio 2004 e al 31 dicembre 2004

La tabella che segue mostra gli effetti delle rettifiche derivanti dalla transizione agli IAS/IFRS sulla posizione finanziaria netta al 1° gennaio 2004 e al 31 dicembre 2004:

(€ migliaia)	Note	1° gennaio 2004	31 dicembre 2004
Posizione finanziaria netta del Gruppo secondo i principi contabili italiani		**(297.085)**	**(228.703)**
Spese di emissione prestiti obbligazionari	iv	2.254	2.021
Posizione finanziaria netta del Gruppo secondo gli IAS/IFRS		**(294.831)**	**(226.682)**

La variazione della posizione finanziaria netta del Gruppo al 1° gennaio 2004 e al 31 dicembre 2004 è interamente riconducibile alla riclassifica delle spese di emissione dei prestiti obbligazionari, analiticamente descritta al punto iv) delle riclassifiche esposte al Paragrafo precedente.

Rettifiche di rilievo apportate al rendiconto finanziario dell'esercizio 2004 a seguito della transizione agli IAS/IFRS

Secondo lo IAS 7, il rendiconto finanziario deve evidenziare separatamente i flussi di cassa derivanti dall'attività operativa, di investimento e di finanziamento.

Il rendiconto finanziario presentato dal Gruppo Campari nel bilancio dell'esercizio chiuso al 31 dicembre 2004 è conforme a tale richiesta, evidenziando separatamente i flussi monetari sopra indicati.

In particolare, il flusso di cassa derivante dall'attività operativa è determinando utilizzando il metodo indiretto: secondo tale metodo l'utile del periodo è rettificato degli effetti delle variazioni delle poste che non hanno comportato esborsi, o non hanno generato liquidità (operazioni di natura non monetaria).

Pertanto, l'applicazione degli IAS/IFRS non ha comportato rettifiche rilevanti ai flussi monetari evidenziati nel rendiconto finanziario dell'esercizio 2004.

Riconciliazione dello stato patrimoniale al 1° gennaio 2005 a seguito dell'adozione degli IAS 32 e IAS 39

Il prospetto che segue riepiloga gli effetti sui saldi patrimoniali consolidati al 1° gennaio 2005, così come determinati dall'applicazione, a partire da tale data, degli IAS 32 e IAS 39.

Come consentito dall'IFRS 1, Paragrafo 36A, non vengono presentati lo stato patrimoniale e il conto economico comparativi in conformità agli IAS 32 e IAS 39.

	Applicazione IAS 32 e IAS 39					
(€ migliaia)	IAS/IFRS *ante* applicazione IAS 32 e 39	Riclassificazioni	Rettifiche	IAS/IFRS *post* applicazione IAS 32 e 39	Note	Impatto su posizione finanziaria netta
Attività						
Attività non correnti						
Immobilizzazioni materiali nette	144.224	–	–	144.224		
Attività biologiche	9.528	–	–	9.528		
Investimenti immobiliari	4.071	–	–	4.071		
Avviamento e marchi	575.628	–	–	575.628		
Attività immateriali a vita definita	3.422	–	–	3.422		
Partecipazioni in società collegate e *joint-venture*	385	–	–	385		
Azioni proprie	29.780	(29.780)	–	–		
Imposte anticipate	15.532	–	1.402	16.934		
Altre attività non correnti	5.090	–	9.603	14.693	A	9.603
Totale attività non correnti	**787.660**	**(29.780)**	**11.005**	**768.885**		
Attività correnti						
Rimanenze	114.410	–	–	114.410		
Crediti commerciali	166.253	–	–	166.253		
Crediti finanziari, quota a breve	3.893	–	665	4.558	B	665
Cassa, banche e titoli	245.950	–	–	245.950		
Altri crediti	22.868	–	(1.034)	21.834		
Totale attività correnti	**553.374**	**–**	**(369)**	**553.005**		
Attività non correnti destinate alla vendita	127	–	–	127		
Totale attività	**1.341.161**	**(29.780)**	**10.636**	**1.322.017**		
Passività e patrimonio netto						
Patrimonio netto						
Capitale	29.040	–	–	29.040		
Riserve	595.752	(29.780)	(2.467)	563.505		
Patrimonio netto di pertinenza della Capogruppo	624.792	(29.780)	(2.467)	592.545		
Patrimonio netto di pertinenza di terzi	4.372	–	–	4.372		
Totale patrimonio netto	**629.164**	**(29.780)**	**(2.467)**	**596.917**		
Passività non correnti						
Prestiti obbligazionari	377.956	–	(45.786)	332.170	C	(45.786)
Altre passività finanziarie non correnti	27.209	–	59.360	86.569	D	59.360
Trattamento di fine rapporto e altri fondi relativi al personale	15.224	–	–	15.224		
Fondi per rischi e oneri futuri	14.278	–	–	14.278		
Imposte differite	25.051	–	7	25.058		
Altre passività non correnti	–	–	–	–		
Totale passività non correnti	**459.718**	**–**	**13.581**	**473.299**		
Passività correnti	**–**	**–**	**–**			
Debiti verso banche	55.571	–	–	55.571		
Altri debiti finanziari	15.277	–	–	15.277		
Debiti verso fornitori	127.646	–	–	127.646		
Debiti verso l'erario	20.459	–	–	20.459		
Altre passività correnti	33.326	–	(478)	32.848		
Totale passività correnti	**252.279**	**–**	**(478)**	**251.800**		
Totale passività e patrimonio netto	**1.341.161**	**(29.780)**	**10.636**	**1.322.017**		
Posizione finanziaria netta (A + B – C – D)						**(3.306)**

Di seguito è esposta la riconciliazione del patrimonio netto al 1° gennaio 2005, che evidenzia gli effetti derivanti dall'applicazione degli IAS 32 e IAS 39:

(€ migliaia)	Note	1° gennaio 2005
Patrimonio netto del Gruppo IAS/IFRS ante applicazione IAS 32 e IAS 39		**624.792**
Azioni proprie	A	(29.780)
Fair value strumenti di copertura, al netto delle relative imposte anticipate (differite)	B	(2.467)
Totale rettifiche		**(32.247)**
Patrimonio netto del Gruppo IAS/IFRS post applicazione IAS 32 e IAS 39		**592.545**
Patrimonio netto di terzi		4.372
Patrimonio netto IAS/IFRS post applicazione IAS 32 e IAS 39		**596.917**

Di seguito si forniscono le note illustrative delle principali riclassifiche e poste in riconciliazione del patrimonio del Gruppo, sui saldi patrimoniali consolidati al 1° gennaio 2005, così come determinati dall'applicazione, a partire da tale data, degli IAS 32 e IAS 39.

RICLASSIFICHE

A – Azioni proprie

Secondo i principi contabili italiani le azioni proprie sono iscritte fra le attività e, nel patrimonio netto, deve essere costituita una riserva specifica vincolata; secondo gli IAS/IFRS le azioni proprie devono essere contabilizzate in riduzione del patrimonio netto.

Tale diverso trattamento contabile ha determinato al 1° gennaio 2005 una riduzione del patrimonio netto pari a € 29.780 migliaia a fronte dell'eliminazione della voce dell'attivo delle azioni proprie di pari importo.

RETTIFICHE

B – Strumenti derivati di copertura

Secondo i principi contabili italiani gli strumenti derivati sono rappresentati come voci fuori bilancio, mentre secondo lo IAS 39 devono essere obbligatoriamente contabilizzati in bilancio e iscritti al *fair value*.

La loro rappresentazione varia in base alle finalità di utilizzo:

- gli strumenti di copertura del *fair value* (*fair value hedge*) devono essere iscritti fra le attività o le passività; il derivato ed il relativo elemento coperto sono valutati al *fair value* e le rispettive variazioni di valore sono contabilizzate a conto economico;
- gli strumenti di copertura dei flussi finanziari (*cash flow hedge*) devono essere iscritti fra le attività o le passività: il derivato è valutato al *fair value* e le variazioni di valore sono contabilizzate, per la componente di copertura efficace, al netto del relativo effetto fiscale, direttamente in una riserva di patrimonio netto, che viene rilasciata a conto economico negli esercizi nei quali si manifestano i flussi di cassa dell'elemento coperto;
- l'effetto di tale rappresentazione, al netto del relativo effetto fiscale, ha comportato una diminuzione del patrimonio netto al 1° gennaio 2005 di € 2.467 migliaia.

La tabella che segue mostra gli effetti delle rettifiche derivanti dall'applicazione degli IAS 32 e IAS 39 sulla posizione finanziaria netta al 1° gennaio 2005:

	(€ migliaia)
Posizione finanziaria netta del Gruppo secondo i principi contabili italiani al 31 dicembre 2004	**(228.703)**
Riclassificazione spese di emissione prestiti obbligazionari	2.021
Posizione finanziaria netta del Gruppo *ante* applicazione IAS 32 e IAS 39 al 31 dicembre 2004	**(226.682)**
Effetto applicazione IAS 32 e IAS 39	(3.306)
Posizione finanziaria netta del Gruppo *post* applicazione IAS 32 e IAS 39 al 1° gennaio 2005	**(229.988)**

La variazione della posizione finanziaria netta del Gruppo al 1° gennaio 2005, pari a Euro 3.306 migliaia, è riconducibile alla rilevazione in bilancio degli strumenti finanziari in base al *fair value*.

RELAZIONE ANNUALE DEL CONSIGLIO DI AMMINISTRAZIONE SULLA *CORPORATE GOVERNANCE*

Davide Campari-Milano S.p.A. (la "Società" e, unitamente alle proprie controllate, il "Gruppo"), adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle Società Quotate (il "Codice").

La presente relazione è stata predisposta seguendo le linee guida per la redazione della relazione di *corporate governance* emanate da Borsa Italiana S.p.A., nonché da Assonime – Associazione fra le società italiane per azioni.

Essa ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* prescelto dalla Società e sulla concreta attuazione delle raccomandazioni contenute nel Codice.

I Sezione - 1. Struttura di *governance* della Società

Lo Statuto sociale, adeguato alla recente riforma del diritto societario, ha ribadito la scelta di un modello di amministrazione e di controllo della Società di tipo tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo rappresentato dal Collegio Sindacale.

1.1. Consiglio di Amministrazione

Secondo quanto previsto dall'articolo 14 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da tre a quindici membri, nominati dall'Assemblea ordinaria, che provvede altresì a determinarne il numero.

Al Consiglio di Amministrazione spettano i più ampi poteri per la gestione della Società al fine di conseguire l'oggetto sociale.

Il Consiglio di Amministrazione è l'organo centrale del sistema di *corporate governance* della Società.

A esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo verificando il generale andamento della gestione, nonché di definire e applicare le regole del governo societario, e di esaminare le procedure di controllo interno.

I componenti del Consiglio di Amministrazione durano in carica per un periodo variabile da uno a tre esercizi e sono rieleggibili.

1.2. Collegio Sindacale

L'articolo 27 dello Statuto stabilisce che il Collegio Sindacale è costituito da tre Sindaci effettivi e da tre Sindaci supplenti.

Il Collegio Sindacale, in completa autonomia e indipendenza, svolge la funzione di controllo e di verifica della corretta gestione amministrativa e contabile nonché dell'osservanza della legge e dello Statuto.

Il controllo contabile è invece esercitato da una società di revisione.

I Sindaci durano in carica tre esercizi e sono rieleggibili.

1.3. Assemblee

Lo svolgimento delle Assemblee è disciplinato da un apposito regolamento approvato con deliberazione dell'Assemblea ordinaria del 2 maggio 2001 (il "Regolamento").

A esse partecipano di regola tutti gli Amministratori e l'intero Collegio Sindacale.

Il Regolamento disciplina lo svolgimento delle Assemblee ordinarie e straordinarie, nonché in quanto compatibili, delle Assemblee speciali, regolando le modalità di partecipazione alle stesse, la verifica della legittimazione, con particolare riferimento alla raccolta delle deleghe, i poteri del Presidente in ordine alla costituzione dell'Assemblea, all'apertura dei lavori, alla discussione e alla modalità di espletamento delle votazioni e del conteggio dei voti.

Ai sensi di quanto previsto dall'articolo 11 dello Statuto, coloro che intendono partecipare all'Assemblea devono presentare idonea certificazione rilasciata dall'intermediario abilitato, previamente comunicata alla Società, in conformità alla normativa applicabile con preavviso di due giorni.

I soci hanno la facoltà di farsi rappresentare in Assemblea purché la delega sia sottoscritta dall'intestatario della predetta certificazione o da un suo legale rappresentante o da uno specifico mandatario.

Coloro che partecipano in rappresentanza di uno o più aventi diritto di voto devono documentare la propria legittimazione e rilasciare dichiarazione di insussistenza di cause ostative alla rappresentanza.

L'avente diritto al voto che partecipa all'Assemblea non può contemporaneamente rilasciare delega per parte dei propri voti, tuttavia è possibile delegare soggetti diversi per i diversi argomenti all'ordine del giorno, ciascuno per la totalità dei voti spettanti.

In tal caso la delega deve riportare gli argomenti per i quali è rilasciata.

Conformemente all'articolo 13 del Codice, gli Amministratori si adoperano, per quanto di propria competenza, per incoraggiare e facilitare la partecipazione più ampia possibile degli azionisti alle Assemblee.

Le Assemblee sono occasione anche per la comunicazione agli azionisti di informazioni sulla Società e sul Gruppo, nel rispetto della disciplina sulle informazioni price sensitive.

1.4. Composizione del capitale azionario

Il capitale sociale è composto interamente da azioni ordinarie.

Alicros S.p.A., ai sensi dell'articolo 93 del D. Lgs. 58/1998, è il socio di controllo della Società.

II Sezione – Informazioni sull'attuazione delle previsioni del Codice

2. Consiglio di Amministrazione

2.1. Ripartizioni delle deleghe e delle competenze

L'articolo 17 dello Statuto prevede che al Consiglio di Amministrazione spettino tutti i poteri per l'ordinaria e la straordinaria amministrazione della Società.

Conformemente a quanto previsto dal Codice e dall'articolo 2381 cod. civ., così come modificato dal D. Lgs. 17 gennaio 2003 n. 6, il Consiglio di Amministrazione si riunisce per valutare l'andamento della gestione ed esaminare le relazioni degli Amministratori Delegati sull'attività svolta nell'esercizio delle deleghe e le operazioni di maggiore rilievo effettuate dal Gruppo verificando l'adeguatezza dell'assetto organizzativo, amministrativo e contabile della Società.

A esso inoltre sono attribuiti tutti i poteri che, per legge, possono mediante clausola statutaria essere attribuiti al Consiglio di Amministrazione, ivi inclusi il potere di deliberare fusioni per incorporazione di società interamente possedute o di società possedute in misura non inferiore al novanta per cento, il potere di istituire o sopprimere sedi secondarie, filiali, uffici di rappresentanza e dipendenze sia in Italia sia all'estero, il potere di indicare quale o quali tra gli Amministratori abbiano la rappresentanza della Società, il potere di deliberare la riduzione del capitale in caso di recesso del socio, il potere di deliberare eventuali adeguamenti dello Statuto a disposizioni normative, il potere di deliberare il trasferimento della sede sociale purché all'interno del territorio nazionale e il potere di emettere obbligazioni nei limiti e con le modalità di legge applicabili.

Anche in mancanza di una espressa previsione statutaria, sono rimesse alla competenza del Consiglio di Amministrazione le attribuzioni indicate all'articolo 1.2. del Codice, in particolare il Consiglio di

Amministrazione esamina e approva i piani strategici, industriali e finanziari della Società e la struttura societaria del Gruppo.

Sono altresì di competenza del Consiglio di Amministrazione le delibere relative ad atti che per valore o tipologia esulino dalle procure degli Amministratori Delegati o che presentino interessi propri degli Amministratori o di terzi, oppure quelle che gli amministratori stessi ritengano opportuno sottoporre al suo esame per particolari motivi.

Ai sensi dell'articolo 18 dello Statuto, il Consiglio di Amministrazione, può nei limiti consentiti dalla legge, delegare quei poteri che ritiene opportuni per la gestione della Società e la rappresentanza di essa con potere di firma a uno o più dei propri membri, con la qualifica di Amministratore Delegato.

Le deleghe attribuite consentono agli Amministratori Delegati di operare disgiuntamente per atti di gestione ordinaria, secondo soglie di valore fissate a seconda della categoria di atti e, con firma abbinata a due, per gli atti di gestione ordinaria di valore eccedente le soglie previste e per taluni atti di gestione straordinaria.

Ai sensi dell'articolo 19 dello Statuto, gli Amministratori cui siano stati delegati poteri devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe, sulle operazioni di maggior rilievo effettuate dalla Società o dalle società del Gruppo, e quelle in cui essi abbiano avuto un interesse proprio o di terzi.

L'approvazione preventiva delle operazioni più significative, quali ad esempio le acquisizioni e cessioni di aziende rilevanti, è demandata al Consiglio di Amministrazione.

Si ritengono comunque operazioni significative tutte le operazioni il cui valore eccede i limiti fissati per il compimento degli atti con firma congiunta.

Lo Statuto prevede inoltre sia possibile delegare parte delle proprie attribuzioni, con i connessi poteri di rappresentanza, a un Comitato Esecutivo, che potrà deliberare con il voto favorevole della maggioranza dei propri componenti.

Attualmente il Comitato Esecutivo non è istituito.

2.2. Presidente del Consiglio di Amministrazione

Al Presidente del Consiglio di Amministrazione spetta la rappresentanza della Società di fronte ai terzi e in giudizio.

Il Presidente coordina le attività del Consiglio di Amministrazione e guida lo svolgimento delle relative riunioni; presiede inoltre le Assemblee della Società e ne disciplina lo svolgimento in conformità alle previsioni statutarie e del Regolamento.

Poiché non gli sono state conferite deleghe gestionali, egli può essere qualificato come Amministratore non esecutivo.

La funzione di Internal Audit risponde direttamente al Presidente.

2.3. Operazioni con parti correlate

Secondo quanto prevede l'articolo 19 dello Statuto e in osservanza di quanto stabilito dall'articolo 150 del D. Lgs. 58/1998, gli Amministratori Delegati devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale, tra l'altro, sulle operazioni nelle quali essi abbiano avuto un interesse proprio o di terzi.

Le operazioni con parti correlate maggiormente significative compiute nel corso del 2005 sono indicate nella Relazione sulla Gestione, a cui si rimanda.

La Società si è dotata di una specifica procedura interna per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.

Sono soggetti alla procedura gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi.

Costoro, qualora ravvisino una operazione nella quale abbiano un interesse, personale o per conto di terzi, ovvero una operazione con parti correlate, aventi un valore non inferiore a € 1.000,00 devono astenersi dal

compierla dandone completa informazione a un Amministratore esecutivo della propria società o, qualora il soggetto avente l'interesse sia egli stesso Amministratore esecutivo, al proprio Consiglio di Amministrazione.

L'Amministratore esecutivo, ovvero il Consiglio di Amministrazione, valutata l'opportunità e convenienza economica dell'operazione posta alla sua attenzione, ne può autorizzare il compimento.

La Società ha così recepito le raccomandazioni del Codice in ordine alla determinazione di linee guida per l'identificazione delle operazioni con parti correlate conformandosi in tal modo sia alle comunicazioni Consob in materia sia agli articoli 2391 e 2391 *bis* cod. civ..

L'allontanamento dei soggetti portatori di interessi propri alle deliberazioni, nonché l'eventuale richiesta di *legal* o *fairness opinion* sono previsti ai sensi dell'articolo 11 del Codice.

2.4. Composizione del Consiglio di Amministrazione

Come già accennato, secondo quanto previsto dall'articolo 14 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da un numero di amministratori variabile da un minimo di tre a un massimo di quindici membri, secondo quanto deliberato dall'Assemblea, che procede alla loro nomina.

Il Consiglio di Amministrazione è attualmente composto da 11 membri.

Si riportano di seguito i nomi dei componenti del Consiglio di Amministrazione in carica al 31 dicembre 2005, con l'indicazione in corsivo degli incarichi rivestiti nel Gruppo dai consiglieri esecutivi:

Luca Garavoglia	Presidente (non esecutivo)
Cesare Ferrero	non esecutivo - indipendente
Franzo Grande Stevens	non esecutivo - indipendente
Paolo Marchesini	*Chief Financial Officer* (*)
Pierleone Ottolenghi	non esecutivo - indipendente
Marco Pasquale Perelli-Cippo	non esecutivo - non indipendente
Giovanni Rubboli	non esecutivo - indipendente
Renato Ruggiero	non esecutivo - indipendente
Stefano Saccaridi	*Officer Legal Affairs and Business Development* (*)
Vincenzo Visone	*Chief Executive Officer* (*)
Anton Machiel Zondervan	non esecutivo - indipendente

Agli Amministratori il cui nominativo è contrassegnato da un asterisco sono state conferite deleghe operative nella Società e la carica di Amministratore Delegato.

I predetti Amministratori, in carica sino all'approvazione del bilancio dell'esercizio chiuso al 31 dicembre 2006, sono stati nominati nell'Assemblea Ordinaria del 29 aprile 2004 ad eccezione di Pierleone Ottolenghi cooptato dal Consiglio di Amministrazione del 29 settembre 2005 sino alla prossima Assemblea dei Soci, in sostituzione di Luca Cordero di Montezemolo, dimessosi in data 10 giugno 2005.

Secondo quanto previsto dal Regolamento, le proposte di nomina alla carica di Amministratore sono presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.

Il *curriculum vitae* di ciascun Amministratore è disponibile presso la Direzione *Investor Relations*, mentre le caratteristiche professionali del *management* sono riportate in sintesi sul sito www.campari.com/ir.

Non è fissato statutariamente un numero minimo di riunioni del Consiglio di Amministrazione.

Nel corso del 2005 si sono tenute sei riunioni del Consiglio di Amministrazione caratterizzate dalla regolare presenza degli Amministratori e da un numero limitato di assenze, comunque giustificate; è previsto che nel corso del 2006 si tenga un numero sostanzialmente analogo di riunioni.

Per la partecipazione alle riunioni dei membri del Consiglio di Amministrazione si richiama la tabella 1 allegata alla presente Relazione.

In vista delle riunioni del Consiglio di Amministrazione, vengono fornite agli Amministratori con ragionevole anticipo, ove possibile, la documentazione e le informazioni necessarie ai fini delle delibere consiliari.

Il flusso di informazioni ai membri del Consiglio di Amministrazione è adeguato e tempestivo.

2.5. *Altre cariche ricoperte dagli amministratori*

Gli Amministratori che alla data del 31 dicembre 2005 ricoprivano cariche di Amministratore o Sindaco in altre società quotate in mercati regolamentati anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni, sono i seguenti:

- Luca Garavoglia: Consigliere di Amministrazione di FIAT S.p.A.;
- Cesare Ferrero: Vice Presidente del Consiglio di Amministrazione di PKP S.p.A.; Consigliere di Amministrazione di Autostrada Torino-Milano S.p.A. e Pininfarina S.p.A.; Presidente del Collegio Sindacale di ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A. e FIAT S.p.A., FIAT Auto S.p.A., Giovanni Agnelli & C. S.A.p.A., I.F.I. S.p.A. e I.F.I.L. S.p.A.; Sindaco Effettivo di Banca Passadore S.p.A., Ferrero & C. S.p.A., R.C.S. Investimenti S.p.A. e Toro Assicurazioni S.p.A.;
- Franzo Grande Stevens: Presidente del Consiglio di Amministrazione di P. Ferrero & C. S.p.A., Juventus F.C. S.p.A.; Consigliere di Amministrazione di Exor Group S.A., I.F.I. S.p.A., I.F.I.L. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., RCS MediaGroup S.p.A. e S.E.I. S.p.A.;
- Renato Ruggiero: Vice Presidente di Citigroup European Investment Bank;
- Anton Machiel Zondervan: Chairman of the Supervisory Board di Doeksen Transport Group.

2.6. *Amministratori non esecutivi e indipendenti*

Lo Statuto non prevede un numero minimo di Amministratori non esecutivi o indipendenti, tuttavia la Società in via di prassi, conformemente all'articolo 2 del Codice, si è dotata di Amministratori non esecutivi che per numero e autorevolezza hanno un peso significativo nell'assunzione delle delibere.

Infatti alla data di approvazione del progetto di bilancio dell'esercizio chiuso al 31 dicembre 2005 la maggior parte degli Amministratori sono non esecutivi.

Tali Amministratori possono altresì considerarsi indipendenti, a eccezione di Luca Garavoglia e di Marco Pasquale Perelli-Cippo.

Pertanto 6 consiglieri su 11 sono indipendenti.

La verifica del grado di indipendenza degli amministratori è stata eseguita dal Consiglio di Amministrazione alla luce dei principi del Codice e, in particolare, dei criteri specificati all'articolo 3.

Si precisa altresì che il Consigliere Franzo Grande Stevens presta consulenza legale a favore del Gruppo non di rilevanza tale da condizionarne l'autonomia di giudizio.

2.7. *Comitati*

Lo Statuto prevede espressamente che il Consiglio di Amministrazione possa costituire un comitato per il controllo interno ("Comitato Audit") nonché un comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine").

Entrambi i comitati rappresentano una articolazione interna del Consiglio di Amministrazione e hanno un ruolo consultivo e propositivo.

2.7.1. *Il Comitato Remunerazione e Nomine*

Il Consiglio di Amministrazione ha istituito un Comitato Remunerazione a cui, per ragioni di maggiore razionalizzazione, sono state accorpate le funzioni del Comitato per le proposte di nomina.

Il Comitato di Remunerazione e Nomine è composto in prevalenza da Amministratori indipendenti, nelle persone di Franzo Grande Stevens, Presidente, Marco Pasquale Perelli-Cippo e Giovanni Rubboli.

Esso ha il compito di formulare proposte per la remunerazione degli Amministratori cui siano stati attribuiti funzioni e poteri specifici e di coloro che ricoprano ruoli – chiave nella dirigenza della Società, nonché proposte per una migliore allocazione delle risorse umane all'interno del Gruppo.

Le proposte del Comitato Remunerazione e Nomine non riguardano i membri del Comitato Remunerazione e Nomine stesso.

Nel corso del 2005 il Comitato Remunerazione e Nomine si è riunito tre volte, in tutte le occasioni hanno partecipato tutti i membri in carica, e ha presentato al Consiglio di Amministrazione le proprie proposte per quanto di competenza senza aver fatto ricorso a consulenti esterni.

Il Consiglio di Amministrazione ha deliberato in conformità alle proposte formulate dal Comitato Remunerazione e Nomine.

Le tematiche affrontate dal Comitato Remunerazione e Nomine nel corso del 2005 hanno riguardato la struttura organizzativa e l'organigramma del Gruppo, la remunerazione degli Amministratori esecutivi e del *top management*, nonché l'aggiornamento del piano di *stock option*.

La remunerazione degli Amministratori esecutivi e del top management del Gruppo è legata in misura significativa ai risultati economici conseguiti dal Gruppo e dalle singole società in cui essi operano.

Le informazioni di dettaglio sulle remunerazioni degli Amministratori sono indicate nella nota integrativa al bilancio della Società a cui si rimanda.

Nel corso dell'esercizio sono state erogate *stock option* a taluni dipendenti del Gruppo alle condizioni previste dal piano di *stock option* attualmente in essere.

Nell'esercizio non sono state erogate *stock option* a favore di Amministratori della Società.

2.7.2. Il Comitato per il controllo interno

Il Consiglio di Amministrazione ha costituito altresì un Comitato Audit composto interamente da Amministratori indipendenti, nelle persone di Giovanni Rubboli, Presidente, Cesare Ferrero e Anton Machiel Zondervan.

La funzione del Comitato Audit, conformemente ai compiti specificati nell'articolo 10 del Codice, è quella di valutare l'adeguatezza del sistema di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e di riferire in proposito al Consiglio di Amministrazione.

Le tematiche affrontate dal Comitato Audit nel corso del 2005 hanno riguardato i criteri di valutazione e di controllo della redditività del marchio Cinzano nonché l'analisi delle problematiche connesse alla produzione e al controllo di qualità riscontrabili nella Società, in Campari do Brasil Ltda., Sella & Mosca S.p.A. e Barbero 1891 S.p.A.

L'attività di verifica del Comitato Audit si è inoltre rivolta ad analizzare le problematiche connesse all'implementazione dei sistemi informatici che connettono le società del Gruppo nonché le politiche commerciali adottate da Skyy Spirits, LLC.

Alle riunioni del Comitato Audit partecipa solitamente il Presidente del Collegio Sindacale o altro Sindaco da questi designato.

Per la partecipazione alle riunioni del Comitato Audit si richiama la tabella 1 allegata alla presente Relazione.

Il rapporto tra Comitato Audit e Collegio Sindacale è improntato al continuo scambio di informazioni sui principali temi di controllo interno trattati negli audit periodici, conformemente allo svolgimento del piano annuale di *audit* e all'aggiornamento del *risk assessment* di Gruppo e delle singole società controllate.

3. Funzioni e procedure aziendali

3.1. Procedure per il trattamento delle informazioni riservate

La Società si è dotata di una "Procedura per il Trattamento delle Informazioni Riservate" (la "Procedura").

Tale Procedura contiene la definizione di quali informazioni possono essere considerate riservate o price sensitive, definisce le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.

La Procedura si applica agli Amministratori, Sindaci e dipendenti della Società e delle altre società del Gruppo.

Sono responsabili per la gestione delle informazioni riservate gli Amministratori Delegati delle società del Gruppo nonché, per quanto attiene alle acquisizioni e dismissioni, il *Chief Executive Officer* e l'*Officer Legal Affairs and Business Development* e, per quanto attiene all'informazione finanziaria, il Chief Financial Officer.

Durante il 2005 la Società ha applicato il Codice di Comportamento *Insider Dealing* del Gruppo, redatto in ottemperanza a quanto previsto dall'articolo 2.6.3. del Regolamento di Borsa Italiana S.p.A.; esso verrà osservato sino alla entrata in vigore, prevista per l'1 aprile 2006, della Delibera Consob del 29 novembre 2005 n. 15232 emanata in tema di operazioni sui titoli della Società effettuate da soggetti rilevanti, modificativa del Regolamento Consob del 14 maggio 1999 n. 11971.

La Società si è dotata altresì di un Codice Etico nel quale sono stati identificati i valori essenziali ai quali il Gruppo dovrà continuare a ispirare la propria condotta.

La forte crescita della Società sui mercati italiani e internazionali, la complessità della struttura societaria raggiunta in questi anni anche in relazione alle recenti acquisizioni, la consapevolezza di operare in contesti socio – economici sempre più complessi, hanno reso opportuno l'emanazione del predetto Codice.

Il Codice Etico del Gruppo Campari è riportato integralmente sul sito della Società all'indirizzo www.campari.com/investors.

3.2. Procedure per la nomina di Amministratori e Sindaci

Secondo quanto previsto dal Regolamento, le proposte di nomina alla carica di Amministratore sono presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.

Non sono previsti "voti di lista" per l'elezione di Amministratori espressione della minoranza.

Tutti gli attuali Amministratori sono stati proposti dall'azionista di maggioranza.

Lo Statuto prevede, per la nomina dei componenti del Collegio Sindacale, il meccanismo del voto di lista, al fine di consentire alla minoranza di nominare un Sindaco Effettivo e un Sindaco Supplente, come richiesto dall'articolo 148 del D. Lgs. 58/1998.

La nomina del Collegio Sindacale avviene sulla base di liste presentate dagli azionisti e depositate presso la sede della Società almeno dieci giorni prima di quello fissato per l'Assemblea.

Hanno diritto a presentare le liste soltanto gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

Sempre secondo lo Statuto, non possono essere inseriti nelle liste candidati che ricoprano già incarichi di Sindaco effettivo in cinque o più società quotate (con esclusione delle società controllanti e/o controllate dalla Società) o che non siano in possesso dei requisiti di onorabilità e professionalità stabiliti dalla normativa applicabile.

La procedura per la elezione dei sindaci è descritta all'articolo 27 dello Statuto.

3.3. Il sistema di controllo interno

La Società, consapevole dell'importanza di un adeguato sistema di controllo interno, si è dotata di una struttura apposita, che fa capo al preposto al controllo interno o *Group Internal Auditor*.

Tale funzione, che opera a livello di Gruppo esercitando la propria vigilanza sul Gruppo, è gerarchicamente indipendente dagli Amministratori esecutivi e risponde direttamente al Presidente della Società.

Essa riferisce del proprio operato, con cadenza almeno trimestrale, agli Amministratori Delegati, al Comitato Audit e al Collegio Sindacale.

Il Consiglio di Amministrazione, sulla base delle relazioni favorevoli del Comitato Audit, ritiene che il sistema di controllo interno messo in atto sia idoneo a presidiare efficacemente i rischi tipici delle attività esercitate dal Gruppo e a monitorarne adeguatamente la situazione economica e finanziaria.

3.4. La funzione di investor relations

La Società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.

È operativa una funzione a ciò dedicata che fa capo all'*Investor Relations Manager*.

Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, sono stati organizzati numerosi incontri con gli investitori istituzionali italiani ed esteri e con la stampa specializzata cui partecipano anche esponenti del *top management*.

La Società, al fine di favorire il dialogo con gli azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito internet dedicata all'attività di investor relations (www.campari.com/ir) all'interno della quale possono essere reperite sia informazioni di carattere economico-finanziario (bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di Borsa dei titoli emessi dalla Società), sia dati e documenti di interesse per gli azionisti quali, tra gli altri, la composizione degli organi sociali, le informazioni sulla *corporate governance* aziendale, nonché il Codice in materia di Internal Dealing e la Procedura per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.

Le richieste di informazioni dei soci possono essere indirizzate alla casella di posta elettronica investor.relations@campari.com.

La Società segue i principi contenuti nella Guida per l'informazione al Mercato.

4. Sindaci

Il Collegio Sindacale nominato dall'Assemblea ordinaria del 29 aprile 2004 per il triennio 2004-2005-2006 è così composto:

Umberto Tracanella	Presidente
Alberto Lazzarini	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Alberto Giarrizzo Garofalo	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Paolo Proserpio	Sindaco Supplente

I sindaci che alla data del 31 dicembre 2005 ricoprivano cariche di amministratore o sindaco in altre società quotate in mercati regolamentati italiani sono:

- Umberto Tracanella: Consigliere di Amministrazione di Risanamento S.p.A.;
- Alberto Lazzarini: Sindaco Supplente di Giovanni Crespi S.p.A.;
- Antonio Ortolani: Sindaco Supplente di Banca Popolare di Milano S.c. a r.l.;
- Alberto Giarrizzo Garofalo: Sindaco Supplente di Mirato S.p.A.

Poiché non è stata presentata alcuna lista alternativa, nessun Sindaco in carica è espressione dei soci di minoranza i quali, presumibilmente, si sono ritenuti garantiti dalla professionalità e indipendenza dei sindaci proposti dalla maggioranza.

Le proposte all'Assemblea degli azionisti per la nomina dei Sindaci attualmente in carica sono state accompagnate da una esauriente informativa riguardante le caratteristiche personali e professionali degli stessi.

Nel 2005 si sono tenute sei riunioni del Collegio Sindacale.

Per la partecipazione alle riunioni dei sindaci si richiama la tabella 2 allegata alla presente Relazione.

Alle riunioni del Consiglio di Amministrazione ha quasi sempre partecipato l'intero Collegio Sindacale.

5. Eventi successivi alla chiusura del bilancio

Il Consiglio di Amministrazione del 22 marzo 2006, in adempimento a quanto prescritto dall'articolo 114 del D. Lgs. 24 febbraio 1998 n. 58, ha approvato la "Procedura per la disciplina degli obblighi informativi in materia di *internal dealing*", secondo quanto specificato dagli articoli 152 *sexies* e seguenti del Regolamento Consob del 14 maggio 1999 n. 11971, che sostituirà il Codice di Comportamento Internal Dealing a partire dal 1° aprile 2006.

In base a tale procedura il Comitato Audit individuerà, sulla base dei criteri indicati nella normativa sopra richiamata, i cosiddetti soggetti rilevanti ovvero i soggetti le cui operazioni sui titoli della Società dovranno essere comunicate al mercato e a Consob se il valore complessivo delle stesse supera i € 5.000 entro la fine di ciascun anno.

La procedura ha altresì indicato nel Responsabile della Direzione Legale di Gruppo, con l'assistenza della Funzione Investor Relations, il soggetto preposto al ricevimento, alla gestione e alla diffusione delle informazioni relative alla predette operazioni.

Lo stesso Consiglio di Amministrazione ha dato inoltre incarico agli Amministratori Delegati di istituire il registro delle persone che hanno accesso a informazioni privilegiate secondo quanto prescritto dall'articolo 115 *bis* del D. Lgs. 24 febbraio 1998 n. 58 conformemente alle modalità specificate dagli articoli 152 *bis* del predetto Regolamento Consob e di porre in essere quindi una procedura che consenta la tenuta e l'aggiornamento del registro stesso e la revisione della Procedura per il Trattamento delle Informazioni Riservate.

Milano, 22 marzo 2006

Il Presidente del Consiglio di Amministrazione

Luca Garavoglia

TABELLA 1: STRUTTURA DEL CONSIGLIO DI AMMINISTRAZIONE E DEI COMITATI

Consiglio di Amministrazione							Comitato Controllo Interno		Comitato Remunerazione e Nomine	
Carica	Componenti	Esecutivi	Non esecutivi	Indipendenti	****	Numero di altri incarichi **	***	****	***	****
Presidente	Luca Garavoglia				100%	1				
Amministratore delegato	Paolo Marchesini	X			100%					
Amministratore delegato	Stefano Saccardi	X			100%					
Amministratore delegato	Enzo Visone	X			100%					
Amministratore	Cesare Ferrero		X	X	83%	15	X	86%		
Amministratore	Franzo Grande Stevens		X	X	50%	9			X	100%
Amministratore	Pierleone Ottolenghi		X	X	100%					
Amministratore	Marco Pasquale Perelli-Cippo		X		67%					
Amministratore	Giovanni Rubboli		X	X	100%		X	100%	X	100%
Amministratore	Renato Ruggiero		X	X	100%	1			X	100%
Amministratore	Anton Machiel Zondervan		X	X	100%	1	X	100%		

Numero complessivo delle riunioni svolte durante l'esercizio di riferimento	Consiglio di Amministrazione: **6**	Comitato Controllo Interno: **7**	Comitato Remunerazioni e Nomine: **3**

NOTE

* La presenza dell'asterisco indica se l'Amministratore è stato designato attraverso liste presentate dalla minoranza.

** In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati, anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni; nella Relazione sulla *corporate governance* gli incarichi sono indicati per esteso.

*** In questa colonna è indicata con una "X" l'appartenenza del membro del Consiglio di Amministrazione al Comitato.

**** In questa colonna è indicata la percentuale di partecipazione degli Amministratori rispettivamente alle riunioni del Consiglio di Amministrazione e dei Comitati secondo la nuova composizione; la percentuale relativa alle presenze di Pierleone Ottolenghi si riferisce al numero di sedute dalla nomina.

TABELLA 2: COLLEGIO SINDACALE

Carica	Componenti	Percentuale di partecipazione alle riunioni del Collegio	Numero altri incarichi**
Presidente	Umberto Tracanella	83%	1
Sindaco effettivo	Alberto Lazzarini	67%	1
Sindaco effettivo	Antonio Ortolani	100%	1
Sindaco supplente	Alberto Giarrizzo Garofalo	–	1
Sindaco supplente	Giuseppe Pajardi	–	–
Sindaco supplente	Paolo Proserpio	–	–

Numero riunioni svolte durante l'esercizio di riferimento: 6

Ai sensi dell'articolo 27 dello Statuto hanno diritto a presentare le liste gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

NOTE

* L'asterisco indica se il Sindaco è stato designato attraverso liste presentate dalla minoranza.

** In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati italiani; nella Relazione sulla *corporate governance* gli incarichi sono indicati per esteso.

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	si	no	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
Sistema delle deleghe e operazioni con parti correlate			
Il Consiglio di Amministrazione ha attribuito deleghe definendone:			
a) limiti	X		
b) modalità d'esercizio	X		
c) e periodicità dell'informativa		X	La periodicità dell'informativa è indicata nello Statuto sociale.
Il Consiglio di Amministrazione si è riservato l'esame e approvazione delle operazioni aventi un particolare rilievo economico, patrimoniale e finanziario (incluse le operazioni con parti correlate) ?	X		
Il Consiglio di Amministrazione ha definito linee-guida e criteri per l'identificazione delle operazioni "significative" ?		X	Si ritiene che le soglie indicate nelle deleghe agli amministratori delegati consentano comunque al Consiglio di Amministrazione di deliberare sempre le operazioni più significative.
Le linee-guida e i criteri di cui sopra sono descritti nella relazione?	X		
Il Consiglio di Amministrazione ha definito apposite procedure per l'esame e approvazione delle operazioni con parti correlate?	X		
Le procedure per l'approvazione delle operazioni con parti correlate sono descritte nella relazione?	X		
Procedure della più recente nomina di Amministratori e Sindaci			
Il deposito delle candidature alla carica di Amministratore è avvenuto con almeno dieci giorni di anticipo ?	X		
Le candidature alla carica di Amministratore erano accompagnate da esauriente informativa?	X		
Le candidature alla carica di Amministratore erano accompagnate dall'indicazione dell'idoneità a qualificarsi come indipendenti ?	X		
Il deposito delle candidature alla carica di Sindaco è avvenuto con almeno dieci giorni di anticipo?	X		
Le candidature alla carica di Sindaco erano accompagnate da esauriente informativa?	X		
Assemblee			
La società ha approvato un Regolamento di Assemblea ?	X		
Il Regolamento è allegato alla relazione (o è indicato dove esso è ottenibile / scaricabile) ?		X	Il Regolamento è disponibile presso la sede della Società.
Controllo interno			
La società ha nominato i preposti al controllo interno?	X		
I preposti sono gerarchicamente non dipendenti da responsabili di aree operative?	X		
Unità organizzativa preposta del controllo interno (*ex* articolo 9.3 del Codice)	Group Internal Auditor		
Investor relations			
La società ha nominato un responsabile *investor relations*?	X		
Unità organizzativa e riferimenti (indirizzo / telefono / *fax* / *e-mail*) del responsabile *investor relations*	Investor Relations Manager Via Filippo Turati, 27 20121 Milano Telefono 02.6225330 - fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione
ai sensi dell'art. 156 del D.Lgs. 24.2.1998, n. 58

Agli Azionisti
della Davide Campari - Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalle relative note esplicative, della Davide Campari - Milano S.p.A. e sue controllate ("Gruppo Campari"), chiuso al 31 dicembre 2005. La responsabilità della redazione del bilancio compete agli amministratori della Davide Campari – Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile. Il suddetto bilancio consolidato è stato preparato per la prima volta in conformità agli International Financial Reporting Standards adottati dall'Unione Europea.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Il bilancio consolidato presenta, ai fini comparativi, i dati corrispondenti dell'esercizio precedente predisposti in conformità ai medesimi principi contabili, ad eccezione degli effetti dell'applicazione dello IAS 32 e IAS 39 che, in accordo con la scelta consentita dal principio contabile IFRS 1, sono applicati a partire dal 1° gennaio 2005. Inoltre, la nota esplicativa n. 36 illustra gli effetti della transizione agli International Financial Reporting Standards adottati dall'Unione Europea ed include le informazioni relative ai prospetti di riconciliazione previsti dal principio contabile internazionale IFRS 1, precedentemente approvati dal Consiglio di Amministrazione e pubblicati in appendice alla relazione semestrale, da noi assoggettati a revisione contabile, per i quali si fa riferimento alla relazione di revisione da noi emessa in data 3 ottobre 2005.

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3. A nostro giudizio, il bilancio consolidato della Davide Campari - Milano S.p.A. al 31 dicembre 2005 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Campari per l'esercizio chiuso a tale data.

Milano, 7 aprile 2006

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

DAVIDE CAMPARI MILANO S.p.A.

sede in via Filippo Turati, 27 - MILANO

Capitale Sociale 29.040.000 Euro

Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio dei Sindaci sul Bilancio Consolidato di gruppo

al 31/12/2005 ai sensi dell'art. 41 del D. Lgs. 9/4/1991, n.127

-- * * * * * --

Ai soci dell'impresa capogruppo Davide Campari Milano S.p.a..

Nell'ambito dei nostri compiti abbiamo controllato, ai sensi dell'art. 41 del D.Lgs. 127/91, il bilancio consolidato della capogruppo Davide Campari Milano S.p.a. al 31/12/2005 redatto secondo i principi internazionali IAS/IFRS, giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002. Il bilancio al 31/12/2005 chiude con un risultato netto di Euro/migliaia 123.052 (di cui Euro/migliaia 5.039 di spettanza di terzi), un totale attivo di Euro/migliaia 1.600.898, un patrimonio netto di Euro/migliaia 695.780 (di cui 2.215 attribuibile a terzi), mentre non figurano più conti d'ordine in quanto l'adozione degli IAS ne comporta o il recepimento quale debito in bilancio ovvero la sola descrizione quale impegno; ciò è quanto rappresentato nel bilancio e nei documenti di accompagnamento sottoposti al vostro esame.

A) Controllo del bilancio consolidato

1. Il nostro esame è stato svolto secondo i principi di comportamento del Collegio sindacale enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate e integrate dai corretti principi contabili enunciati dal Consiglio Nazionale dei Dottori Commercialisti e alle indicazioni Consob di volta in volta rilevanti, nonché ai principi contabili internazionali IAS/IFRS giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002 nell'interpretazione fornita dall'O.I.C. (Organismo Internazionale della Contabilità);

2. I bilanci delle società controllate sono stati assoggettati a controllo legale dai rispettivi Collegi Sindacali per quanto concerne la società italiana, e comunque al controllo contabile da parte della società di revisione Reconta Ernst & Young S.p.a quale revisore principale.

   Su tali bilanci non abbiamo svolto alcun controllo diretto in quanto non di nostra competenza e, pertanto, il nostro giudizio è limitato a quanto concerne il consolidamento;

3. Abbiamo esaminato il perimetro di consolidamento, l'esistenza delle condizioni che consentono il consolidamento con il metodo integrale e si segnala che l'inclusione nel perimetro di consolidamento delle acquisizioni avvenute a fine esercizio e precisamente Giannina S.r.l. e Teruzzi & Puthod S.r.l. controllate al 100% tramite Sella & Mosca S.p.a. risponde anche al principio della prevalenza della sostanza sugli aspetti formali.

4. Quanto al metodo di consolidamento si segnala che vengono consolidate con il metodo del patrimonio netto le seguenti partecipazioni non di maggioranza: FIOR BRAND Ltd, International Margue V.o.f., M.C.S. S.c.a.r.l., Summa S.L.;

5. Abbiamo preso visione della lettera di preventiva conferma rilasciata dalla Reconta Ernst & Young, società di revisione cui è stato affidato l'incarico di revisione del bilancio consolidato, e da essa non emergono segnalazioni;

6. La documentazione esaminata e le informazioni assunte non evidenziano deviazioni dalle norme di legge che disciplinano il bilancio consolidato integrate dai principi contabili sopra identificati e dalle norme di comportamento del Collegio Sindacale;

7. Quanto alle modalità di redazione e al contenuto della nota integrativa, si dà atto della conformità a quanto disposto degli artt. 29 e 32 Decreto Legislativo n. 127/91, e in particolare che:

   - sono stati applicati i principi IAS/IFRS in vigore alla data di chiusura dell'esercizio e interpretati, quanto alla loro applicazione dall'O.I.C.;

- l'utilizzo del metodo del fair value così come previsto o consentito dai principi IAS/IFRS costituisce cambiamento di principio ma non deroga ai principi in quanto avviene in applicazione di una norma di legge. Gli amministratori danno conto dei relativi effetti;
- sono state rispettate, ai sensi dell'art. 32 del D. Lgs. 127/91, le strutture previste dal codice civile agli artt. 2424, 2425 e 2427 per la redazione dello stato patrimoniale, del conto economico e della nota integrativa, iscrivendo separatamente le voci previste nell'articolo 2424 e nell'articolo 2425 del codice civile;
- sono state osservate le disposizioni relative a singole voci dello stato patrimoniale previste dall'art. 2424-bis del codice civile, iscrivendo gli elementi patrimoniali destinati ad essere utilizzati in modo durevole tra le immobilizzazioni;
- la nota integrativa è stata redatta rispettando il contenuto previsto dall'art. 38 del D. Lgs. n. 127/91; in particolare l'indicazione dei soggetti e il metodo di consolidamento prescelti sono conformi alle indicazioni richieste dall'art. 39 dello stesso decreto e gli amministratori informano in modo compiuto sulla modalità di consolidamento così come sull'analisi delle singole voci e, nella relazione sulla gestione, sui fatti più rilevanti anche con riferimento agli accadimenti intervenuti dopo la chiusura dell'esercizio;

8. I principi di consolidamento adottati sono conformi a quanto previsto dall'art. 31 D. Lgs. n. 127/91, e in particolare:
   - la definizione dell'area di consolidamento è fatta nel rispetto dei principi dettati dagli artt. 26 e 28 del D. Lgs. n. 127/91;
   - nella redazione del bilancio consolidato gli elementi dell'attivo e del passivo, nonché i proventi e gli oneri delle società consolidate sono stati ripresi integralmente, mentre sono stati elisi i debiti e i crediti, i proventi e gli oneri, gli utili e le perdite originate da operazioni effettuate tra società incluse nel

consolidamento (art. 31 D. Lgs. n. 127/91);

- sono state eliminate le partecipazioni detenute nelle società consolidate contro la corrispondente frazione di patrimonio netto delle società consolidate, iscrivendo il maggior valore delle prime rispetto alle seconde in una voce denominata "differenza da consolidamento" inclusa tra le immobilizzazioni immateriali (art. 31 D. Lgs. n. 127/91);
- l'importo del Capitale e delle Riserve delle società consolidate corrispondente a partecipazioni di terzi risulta iscritto quale Capitale e Riserve di Terzi, mentre la parte del risultato economico consolidato corrispondente a partecipazioni di terzi è iscritto in una apposita voce quale risultato dell'esercizio di pertinenza di terzi (art. 31 D. Lgs. n. 127/91).

Si dà atto che, fatta eccezione per le diversità di metodo introdotte per la prima volta dall'applicazione dei principi IAS/IFRS, i criteri di valutazione sono quelli applicati dalla capogruppo e sono conformi alla legge. Tali criteri sono stati applicati in modo uniforme e non si sono verificate situazioni o casi eccezionali che abbiano richiesto l'esercizio di deroghe ai sensi art. 29, IV comma, D. Lgs. n. 127/91; in tale contesto essi non hanno subito modifiche rispetto al passato esercizio.

9. In particolare, con riferimento all'adozione dei principi IAS/IFRS, possiamo evidenziare che:

- per rendere più comprensibili gli effetti connessi alla prima applicazione degli IAS/IFRS gli amministratori forniscono in nota integrativa la specifica riclassificazione delle voci interessate;
- tale esemplificazione viene proposta anche con riferimento all'esercizio 2004;
- in particolare i principi IAS/IFRS che hanno trovato applicazione nel bilancio consolidato sono prevalentemente i seguenti:
  - IAS 39: rilevazione e valutazione strumenti finanziari;
  - IAS 32: esposizione ed informazione di tale applicazione;

- IAS 21: trattamento ed effetti delle variazioni cambi e valute;
- IAS 38: attività immateriali;
- IAS 33: informativa utile per azione;
- IFRS 2: benefici ai dipendenti.

Per tutte tali applicazioni la nota integrativa fornisce informazioni in merito alla loro natura, operatività ed effetti.

10. A nostro giudizio, il sopramenzionato bilancio consolidato esprime nel suo complesso in modo corretto la situazione patrimoniale e finanziaria ed il risultato economico del gruppo Davide Campari Milano S.p.a. per l'esercizio chiuso il 31/12/2005, in conformità alle norme che disciplinano il bilancio consolidato richiamate al punto a) 1.

B) Controllo della relazione sulla gestione

1. La relazione degli amministratori sull'andamento della gestione, che correda il bilancio consolidato, è stata da noi controllata al fine di verificarne il rispetto del contenuto minimale previsto dall'art. 40 del D. Lgs. 127/91 e per accertarne la congruenza con il bilancio consolidato, così come previsto dall'art. 41 del D. Lgs. 127/91.
2. Sulla base dei controlli effettuati, il Collegio ritiene che la relazione sulla gestione del gruppo sia corretta e risulti coerente col bilancio consolidato.

Milano, 3 aprile 2006

Il Presidente del Collegio

Avv. Umberto Tracanella

I Sindaci effettivi

Antonio Ortolani

Alberto Lazzarini



GRUPPO

CAMPARI



CONSOLIDATED ACCOUNTS FOR THE YEAR ENDING
31 DECEMBER 2005

CONTENTS

INTRODUCTION (APPLICATION OF IAS/IFRS)

With the entry into force of Regulation (EC) 1606/2002 dated 19 July 2002, starting with reporting year 2005, companies with securities authorised for trading on regulated markets of member states of the European Union must prepare consolidated accounts in accordance with the International Accounting Standards (IAS/IFRS) ratified by the European Commission.

In accordance with the provisions of this regulation, the Campari Group adopted the International Accounting Standards (IAS/IFRS) from 1 January 2005.

The accounts for the year ending 31 December 2005 were therefore prepared by applying the valuation and measurement criteria set by IAS/IFRS and adopted by the European Commission.

The same criteria were adopted for preparing comparison profit and loss accounts and balance sheets.

Note 36 of the notes to the accounts describes the impact of the transition to IAS/IFRS on these accounts, and provides the reconciliations required by IFRS 1 – "First-time Adoption of International Financial Reporting Standards" – accompanied by the related explanatory notes.

Pursuant to Consob notice DEM/5025723 dated 15 April 2005, the balances presented in the reconciliations for 1 January 2004 and 31 December 2004 were subject to a complete audit.

HIGHLIGHTS

	2005 € million	2004 € million	% change	% change at constant exchange rates
Net sales	**809.9**	**751.1**	**7.8%**	**6.6%**
Trading profit	234.8	219.2	7.1%	6.8%
EBITDA before one-offs	196.6	182.3	7.8%	7.9%
EBITDA	201.3	184.5	9.1%	8.9%
Operating income	**183.9**	**166.7**	**10.3%**	**10.3%**
ROS %(1)	**22.7%**	**22.2%**		
Profit before tax	174.2	157.1	10.9%	10.7%
Net profit	123.0	114.0	7.9%	7.6%
Group net profit	**118.0**	**96.9**	**21.8%**	**22.1%**
Earnings per share (€)	**0.42**	**0.35**	**20.0%**	
Personnel costs	77.6	74.3	4.4%	
Average number of employees	1.536	1.545	-0.6%	
Free cash flow	82.1	98.4		
Acquisitions of companies and trademarks	130.7	14.1		
Net debt (3)	371.4	226.7		
Net equity	695.8	629.2		
Fixed assets	953.2	787.7		
ROI %(2)	19.3%	21.2%		

(1) Operating income/net sales.
(2) Operating income/fixed assets.
(3) Net debt at 31 December 2005 includes a debt of € 45.5 million for the possible exercise of put options held by minority shareholders of Skyy Spirits, LLC.

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Vincenzo Visone
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director and Legal Affairs and Business Development Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Pierleone Ottolenghi (2)
Director

Cesare Ferrero (3)
Director and member of the Audit Committee

Franzo Grande Stevens (4)
Director and member of the Remuneration and Appointments Committee

Marco P. Perelli-Cippo (4)
Director and member of the Remuneration and Appointments Committee

Giovanni Rubboli (3) (4)
Director, member of the Audit Committee
and member of the Remuneration and Appointments Committee

Renato Ruggiero
Director

Anton Machiel Zondervan (3)
Director and member of the Audit Committee

At the shareholders' meeting of 29 April 2004, Luca Garavoglia was confirmed as Chairman for three years until the approval of the 2006 accounts, and granted powers in accordance with the law and the company's articles of association.
A reduction in the number of Directors from 14 to 11 was also approved.
The Board of Directors' meeting of 10 May 2004 vested Managing Directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS (5)

Umberto Tracanella
Chairman

Antonio Ortolani
Permanent Auditor

Alberto Lazzarini
Permanent Auditor

Alberto Garofalo
Deputy Auditor

Giuseppe Pajardi
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (6)

Reconta Ernst & Young S.p.A.

(1) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(2) Appointed by the Board of Directors on 26 September 2005 until the next shareholders' meeting.
(3) Member of the Audit Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(4) Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(5) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(6) Appointed to audit the 2004, 2005 and 2006 accounts by the shareholders' meeting of 29 April 2004.



SIGNIFICANT EVENTS DURING THE YEAR

Acquisition of a further 30.1% of Skyy Spirits, LLC

On 25 February 2005, the Campari Group acquired a further 30.1% shareholding in Skyy Spirits, LLC via the exercise of a call option, under the terms agreed in January 2002 when Campari acquired the majority stake in the company.

Following the operation, the Group's total shareholding in Skyy Spirits, LLC now stands at 89%.

The sale price, paid in cash, was US$ 156.6 million.

The transaction was financed partly with own funds and partly with a bank loan.

Please see the notes to the accounts for comments on the effects of this acquisition.

Note that the remaining 11% of the capital of Skyy Spirits, LLC is owned by the company's management team.

The agreement signed in January 2002 also includes a call/put option for the purchase/sale of these holdings at a strike price of between 5x and 15x the average pro rata pre-tax profit generated by Skyy Spirits, LLC in the period 2002-2006.

The option may be exercised between 31 January 2007 and 30 November 2007.

In line with the interpretations of the IASB (International Accounting Standards Board), the Group has recorded a liability for the exercise of the put option.

Please see section 5 – Business combinations – of the notes to the accounts for further details.

Launch of SKYY90

In May, Skyy Spirits, LLC, a US market leader in the super premium vodka segment with the SKYY Vodka brand, launched SKYY90.

This product is positioned in the ultra premium vodka segment – that is, the segment with the highest prices and growth rates.

Currently the new brand is sold only in selected bars and restaurants in major US states.

Distribution of Martin Miller's London Dry Gin

The Campari Group was awarded the contract to distribute the ultra premium gin brand, Martin Miller's, owned by the UK-based Reformed Spirits Company Ltd.

The agreement was initially entered into for the US market, where the distribution of the brand through Skyy Spirits, LLC began in April.

Later, in June, the Group expanded the distribution agreement worldwide, with the sole exception of the United Kingdom and Ireland, where the brand owner will continue to distribute the product.

Martin Miller's was launched successfully in 2003 in London's most trendy bars, and since the end of 2004 has also been available on the American market, where the early signs of development are encouraging.

The Reformed Spirits Company Ltd. and Davide Campari-Milano S.p.A. also signed an agreement giving the latter an option to purchase the Martin Miller's gin brand.

The option may be exercised from January 2009 at a price set according to the sales generated in 2008.

The agreement does not give the Reformed Spirits Company Ltd. a put option.

Increased duty on alcohol products

Italy's Legislative Decree 35 of 14 March 2005 (known as the "competition decree") set out new rates of excise duty on both pure alcohol and intermediate products (which include vermouth).

The increases stipulated were 4.7% and 11.0% respectively, with immediate effect, and the same amounts with effect from 1 January 2006.

Distribution of Brown-Forman spirits in Italy

On 1 May 2005, the Campari Group was awarded the Italian distribution contract for the spirits portfolio of the American company Brown-Forman, one of the largest operators in the sector worldwide.

This agreement covers all the Brown-Forman spirits currently available on the Italian market, including Jack Daniel's Tennessee Whiskey, the world's best-selling American whisky and one of the best-performing premium brands in Italy.

The other brands covered by the agreement are Southern Comfort, the premium bourbon Woodford Reserve, Tuaca (a brandy-based liquor originating in Italy) and Finlandia vodka.

The awarding of the Italian rights to Campari was part of a reorganisation by Brown-Forman of its distribution agreements in some European markets.

This partnership has enabled the Campari Group to further consolidate its presence in the Italian market thanks to a wider range of premium spirits.

The agreement also represents a significant opportunity for the Group to increase its presence in its traditional sales channel of bars and restaurants, particularly the most fashionable ones, which are of strategic importance for Campari.

Distribution of C&C spirits in the US and Brazil

In December, the Campari Group was awarded the contract to distribute the range of spirits produced by the Irish Group C&C, a key operator in the sector, in the US and Brazil, with effect from 1 January 2006.

The agreement relates to all brands of spirits owned by C&C, which the Group already distributed in Italy, especially Carolans Irish Cream, Tullamore Dew Irish Whiskey and the liqueurs Irish Mist and Frangelico (with the exception of the US market for the latter).

The Campari Group was awarded the rights to the US and other international markets as a result of a review carried out by C&C of its distribution agreements, following the acquisition of the Allied Domecq group, which previously owned the distribution rights.

This partnership has further strengthened the Campari Group's presence in the above-mentioned markets, especially the US where these brands have a strong foothold.

Distribution of Midori in the US

In December, the Campari Group, via Skyy Spirits, LLC was awarded the US distribution contract for Midori melon liqueur, owned by the Suntory Group, a key operator in the sector, with effect from 1 January 2006.

Distribution rights for the brand, which the Group already distributed in Italy, were awarded to Skyy Spirits, LLC following the acquisition of the Allied Domecq Group, which previously owned the rights.

This partnership has further strengthened Skyy Spirits, LLC's presence in the market, in which Midori has a significant foothold.

Acquisition of Teruzzi & Puthod

On 1 December 2005, the Campari Group announced it had signed an agreement, via Sella & Mosca S.p.A., for the 100% acquisition of Teruzzi & Puthod S.r.l., owned by the families of the same name) for a sale price of € 12 million, which equates to a multiple of 6.6x 2004 EBITDA.

Teruzzi & Puthod was created in 1974 and is currently the largest company in the San Gimignano region and one of the largest in Tuscany, with a 194-hectare estate, of which 90 hectares are vineyards.

In 2004, Teruzzi & Puthod's revenues came in at over € 4 million: over 80% of this related to export markets, especially Germany and the US.

The company's brands include a number of wines, mainly white wines, including the classic and complex Terre di Tufi and the fresh and fruity Vernaccia di San Gimignano.

Please see paragraph 5 – Business combinations – of the notes to the accounts for details of the impact of this new consolidation on the Group's accounts.

COMMENTS ON THE ANNUAL RESULTS

Sales performance

Introduction

With the introduction of new international accounting standards, the Campari Group, in line with the practices of the main international players in the wines and spirits sector, has adopted a strict interpretation of IAS 18 in relation to expenses that may be classed as discounts in calculating its revenues.

According to the standard interpretation, trade allowances for promotional activities carried out by retailers and invoiced to Group companies have been reclassified as discounts, and therefore have a direct impact on net sales. Previously, these expenses were classified as promotions, and were therefore recorded in the profit and loss account under "advertising and promotional costs".

As a result, sales for 2005 and 2004 are reported in accordance with the new interpretation.

The reclassified trade allowances totalled € 31.5 million in 2005 and € 28.1 million in 2004.

For ease of reference, all figures in this section of the report are expressed in million euro, while the tables and the notes to the consolidated accounts are shown in thousand euro.

In certain cases, this rounding method has resulted in small inconsistencies due to the fact that all figures, especially percentage changes and percentages, are always calculated using the original amounts expressed in thousand euro.

Overall performance

Consolidated net sales came in at € 810.0 million in 2005, an increase of 7.8% on the previous year.

	€ million	% change on 2004
– Net sales 2005	809.9	
– Net sales 2004	751.1	
Total change	**58.8**	**7.8%**
of which		
organic growth before exchange rate effect	31.1	4.1%
external growth	18.8	2.5%
exchange rate effect	8.9	1.2%
Total change	**58.8**	**7.8%**

The overall change resulted from organic growth of 4.1%, external growth of 2.5% and a positive impact of 1.2% from exchange rates.

The organic growth of 4.1% was achieved thanks to a positive performance from the core brands Campari, SKYY Vodka, Cinzano, Aperol and Crodino, and from almost all the Group's other brands.

This helped offset the negative impact of poor sales of Campari Mixx, which suffered as a result of a sharp downturn in the ready-to-drink market, and of Lipton Ice Tea, a third-party product distributed by Campari in Italy.

Stripping out the sales of these two (low-margin) brands, the Group registered organic growth of 5.8% and total growth of 9.7%.

External growth of 2.5% came from sales of third-party brands that the Group began distributing during the year, primarily the American whisky Jack Daniel's on the Italian market, and to a lesser extent, the ultra premium gin Martin Miller's in the US.

The change in average exchange rates in 2005 compared with 2004 had a positive impact of 1.2% on sales overall, due mainly to the revaluation of the Brazilian real (+19.5%).

As the table below shows, the average US dollar exchange rate was practically unchanged on the previous year, despite significant fluctuations during the period.

Average exchange rates	2005	2004	% change
US$ x 1 €	1.245	1.243	
€ x 1 US$	0.8035	0.8043	-0.1%
BRL x 1 €	3.040	3.634	
€ x 1 BRL	0.3289	0.2752	19.5%
CHF x 1 €	1.548	1.544	
€ x 1 CHF	0.6459	0.6477	-0.3%
JPY x 1 €	136.867	134.387	
€ x 1000 JPY	7.3064	7.4412	-1.8%

Sales by region

Net sales were positive in all regions last year, although growth rates varied.

The breakdown of sales at the end of 2005 was therefore slightly different from that of 2004: sales in Italy dipped from 48.4% to 47.1% of the total, and in the Americas increased from 28.6% in 2004 to 30%.

Sales in Europe and the rest of the world (which includes global duty free sales) remained broadly unchanged as a percentage of the total, at 18.7% and 4.3% respectively.

The first table below shows the breakdown and growth of net sales by region, while the second breaks down the total change in each region by organic growth, external growth and exchange rate effect.

Sales by region	2005		2004		% change
	€ million	%	€ million	%	2005/2004
Italy	381.5	47.1%	363.6	48.4%	4.9%
Europe	151.7	18.7%	141.8	18.9%	6.9%
Americas	242.0	29.9%	214.6	28.6%	12.8%
Rest of the world and duty free	34.8	4.3%	31.1	4.1%	11.9%
Total	**809.9**	**100.0%**	**751.1**	**100.0%**	**7.8%**

Breakdown of % change in sales by region	Total % change 2005/2004	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	4.9%	4.8%	0.1%	0.0%
Europe	6.9%	0.0%	6.9%	0.0%
Americas	12.8%	0.3%	7.9%	4.6%
Rest of the world and duty free	11.9%	1.9%	13.0%	-3.0%
Total	**7.8%**	**2.5%**	**4.1%**	**1.2%**

In **Italy**, sales totalled € 381.5 million in 2005, a rise of 4.9% on the previous year.

The Group's sales in Italy were boosted following the start-up in May of distribution of Jack Daniel's and other Brown-Forman brands, which generated external growth of 4.8%.

Organic sales growth remained broadly flat, however, at 0.1%.

This overall result was achieved thanks to good performances from all the main brands, and despite poor sales of Campari Mixx and Lipton Ice Tea.

Stripping out the negative impact of these two products (which, as stated above, generate low margins), the Italian market posted total sales growth of 8.2%, with organic growth at 2.8%.

Looking at the major brands, 2005 was another very good year for Aperol and Cinzano vermouth, while Campari, Campari Soda and Crodino posted solid but lower growth.

SKYY Vodka also continued to perform well, and although Italian distribution is carried solely out via the on-trade channel, Italy is now the second-biggest export market for the brand after Canada.

In **Europe** net sales came in at € 151.7 million, an increase of 6.9% thanks to positive performances in Germany and Switzerland, the region's two main markets, and in other European countries of strategic importance for the Group's growth.

2005 was an important year for the German market, as the efforts made in the previous three years finally bore fruit.

The upturn in the local economy undeniably boosted consumption, while the sales reorganisation at local level and the repositioning of the main brands fuelled sales growth for the entire brand portfolio – Campari and Cinzano sparkling wines first and foremost, but also Ouzo 12 and Cinzano vermouth.

In the **Americas**, total sales rose by 12.8% versus 2004 to € 242.0 million.

This change was due to strong organic growth (7.9%), a positive exchange rate effect (4.6%) and, to a much lesser extent, to external growth (0.3%).

The tables below give a breakdown of figures for the US and Brazil, which account for more than 95% of sales in this area.

Sales in the Americas	2005		2004		% change
	€ million	%	€ million	%	2005/2004
US	170.4	70.4%	158.2	73.7%	7.7%
Brazil	61.0	25.2%	46.9	21.9%	29.9%
Other countries	10.6	4.4%	9.5	4.4%	11.6%
Total	**242.0**	**100.0%**	**214.6**	**100.0%**	**12.8%**

Breakdown of % change in sales in the Americas	Total % change 2005/2004	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	7.7%	0.4%	7.5%	–0.1%
Brazil	29.9%	0.0%	8.7%	21.2%
Other countries	11.6%	0.0%	11.0%	0.6%
Total	**12.8%**	**0.3%**	**7.9%**	**4.6%**

Sales in the **United States** continued to register positive organic growth (7.5%) thanks to the core brand SKYY Vodka, which once again posted double-digit growth in 2005.

Another good performance came from 1800 Tequila, a third-party brand distributed by the Group on the US market.

The distribution of Martin Miller's ultra premium gin added 0.4% to external growth, while exchange rates had a negligible impact.

Sales in **Brazil** were more than satisfactory too: this market posted year-on-year organic growth of 8.7%, driven by sales of Dreher aguardiente, Old Eight and Drury's admix whiskies and Cynar.

As a result of the major revaluation of the Brazilian real, which generated a significant positive exchange rate effect of 21.2%, overall net sales growth on the Brazilian market was 29.9%.

Elsewhere in the Americas region, organic sales growth was 11.0%, with positive performances achieved in the three main markets of Canada, Mexico and Argentina.

In the **rest of the world**, sales came in at € 34.8 million in 2005, an increase of 11.9%.

This segment includes duty free sales (which showed double-digit growth in 2005), and accounts for 4.3% of the total.

Sales were positive across all continents (Asia, Africa and Oceania), although the best performances were achieved on the Australian and New Zealand markets.

Sales by business area

In 2005 the Campari Group saw further sales growth in the core wine and spirits businesses, and a slight contraction in soft drink sales, as the tables below highlight.

Sales by segment	2005		2004		% change
	€ million	%	€ million	%	2005/2004
Spirits	551.5	68.1%	493.1	65.6%	11.9%
Wines	125.2	15.5%	120.8	16.1%	3.6%
Soft drinks	124.9	15.4%	127.4	17.0%	–1.9%
Other sales	8.3	1.0%	9.9	1.3%	–15.9%
Total	**809.9**	**100.0%**	**751.1**	**100.0%**	**7.8%**

Breakdown of % change in sales by segment	Total % change 2005/2004	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	11.9%	3.8%	6.2%	1.8%
Wines	3.6%	0.0%	3.7%	–0.1%
Soft drinks	–1.9%	0.0%	–1.9%	0.0%
Other sales	–15.9%	0.0%	–16.2%	0.3%
Total	**7.8%**	**2.5%**	**4.1%**	**1.2%**

Spirits

Net sales of spirits came in at € 551.5 million in 2005 and accounted for 68.1% of the Group total.

Overall growth, at 11.9%, was driven by a good performance from the main brands, which generated solid organic growth of 6.2%.

New distribution agreements resulted in external growth of 3.8%, while exchange rates added 1.8%.

Sales of **Campari** rose by 4.1%, or 5.8% at actual exchange rates, thanks to the positive exchange rate effect relating to the Brazilian real.

Looking at the brand's three key markets, sales were particularly buoyant in Germany, where the product showed encouraging signs of a recovery following a challenging 2004, which was affected by negative macroeconomic conditions and bad weather.

In Italy, the brand continued to perform solidly, recording a modest but steady increase in sales.

An effective new TV advertising campaign was launched during the year, backed up by significant media investment.

In Brazil, stripping out the significant exchange rate impact, year-on-year sales growth of Campari was flat in 2005, owing to several price rises implemented in the preceding years.

Elsewhere, sales were strong in France, Spain, the UK and Japan.

The **SKYY** brand (vodka, flavoured vodkas and SKYY90) posted organic growth of 8.9% in 2005, or 7.7% stripping out the positive impact of the launch of SKYY90.

The positive trend was once again generated by an excellent performance from the brand in the US (+6.9% in local currency), where the core brand SKYY Vodka again posted double-digit sales growth, although the flavoured lines declined compared with 2004.

International sales of SKYY posted growth of more than 30%.

These sales are making an ever-increasing contribution to the brand's overall growth, accounting for 15% of its total sales volumes.

SKYY's two main export markets are still Italy and Canada, but the list of countries where sales are significant is growing steadily, and includes Australia, Mexico, the UK, Germany and Greece.

Sales of **CampariSoda**, almost totally concentrated on the Italian market, were up 1.4% at the end of 2005.

In the last quarter, the brand made up the ground lost in the early part of the year, thanks partly to the impact of a consumer promotion and the related advertising campaign, which in 2004 were launched in an earlier period than in 2005.

Aperol put in another outstanding performance, registering net sales growth of 23.2%.

The Italian market accounts for more than 90% of the brand's sales and is still the main driver of this strong growth, which is solidly in the double digits, thus further bearing out the Group's decision to buy the brand.

Internationally, sales on the German market also did very well.

The **Brazilian brands** saw their sales in local currency rise by 9.6% overall thanks to positive performances of **Dreher** aguardiente and the **admix whiskies** Old Eight and Drury's.

The increase at actual exchange rates was 31%, thanks to the sharp revaluation of the Brazilian real.

Cynar sales shot up by 16.2% at constant exchange rates and by 20.4% at actual exchange rates.

This particularly strong performance was due to the launch of this product on the Brazilian market, and, to a lesser extent, to the change of distributor in Switzerland.

After the third-party licensing rights to the Cynar brand in Brazil expired, Campari do Brasil Ltda. commenced production and distribution of the brand – the local market leader – in the second half of 2004.

On the Swiss market, the Group began distributing the product directly via Campari Schweiz A.G.

Sales fell slightly on the Italian market, however.

Sales of **Ouzo 12**, which posted growth of 2.1% overall compared with 2004, did well on the two main markets of Germany and Greece, where the Group successfully introduced new packaging for the product.

In Greece, although volumes posted a double-digit increase, there was a slight decline in value sales due to a lower proportion of higher-priced gift packs, which in 2004 benefited from the Olympic Games in Athens.

Sales of **Campari Mixx** dropped by almost 60%, owing entirely to a sharp contraction in consumption of ready-to-drink products in Italy.

Italy is now the only active market for this product, since the Group suspended distribution to other European markets in early 2004 following the sharp rise in duty on ready-to-drink products.

As sales of this category fell in Italy, the Group gradually reduced its advertising spend in this area.

This helped minimise the negative impact on profitability caused by the drop in sales, but did not prevent the brand from expanding its market share in 2005.

Net sales of Mirto di Sardegna and other **Zedda Piras** liqueurs were around the 2004 level (+ 0.5%).

The Group's other spirit brands – Biancosarti, Aperol Soda and Barbieri liqueurs – saw a slight decline in sales in 2005.

Looking now at **third-party brands**, the distribution agreements reached during 2005 generated sales growth of 3.8% compared with 2004, and brought a number of prestigious brands to the Group, including the American whisky Jack Daniel's.

Sales of the other main products distributed by Campari were as follows:

- a 14.9% increase in sales of **1800 Tequila** on the US market (14.8% at actual exchange rates). This is the third consecutive year of double-digit growth for this brand (sales of which appeared to be stagnating before the start-up of the distribution agreement with Skyy Spirits, LLC), highlighting a sharper focus on the part of the Group's sales and marketing divisions;
- a rise of 3.7% for **Jägermeister**, which, on the mature Italian bitters market continues to perform relatively well;
- a drop of 5.6% overall for **Scotch whiskies** (–4.0% at actual exchange rates) due to a contraction in sales on the three markets – the US, Brazil and Italy – in which the Group distributes third-party brands belonging to this category.

Wines

Net sales of wines came in at € 125.2 million in 2005, up 3.6% on the previous year.

External growth made no contribution, and the exchange rate effect was negligible (–0.1%).

Of the core brands, **Cinzano vermouth** posted an excellent performance, with sales growth of 16.0% (+16.6% at actual exchange rates).

Note, moreover, that this growth, which was previously limited to a small number of markets, has now spread to many more of them.

Here, Germany, Italy, Spain, Russia and Poland are the biggest success stories.

Cinzano sparkling wines saw their sales rise by 1.0% (+0.9% at actual exchange rates).

This result, following varying performances in the two main markets of Germany and Italy, can be considered good overall: sales went up on the German market, where new packaging was introduced in July, and growth accelerated in the second half of the year in particular.

Equally positive growth opportunities are expected from the Italian market, where the new packaging is set for launch in 2006.

Sales of **Riccadonna continued** on their upward path, +14.1% at constant exchange rates and +11.7% at actual rates.

The brand, acquired by the Group at the start of 2004 and already distributed prior to that on major international markets including Australia, strengthened its market position.

Sales of **Sella & Mosca** wines rose by 1.0%, or 1.3% at actual exchange rates.

Although growth was positive overall, it was affected by fiercer competition on the international markets.

Mondoro sparkling wine also saw its sales rise in 2005 (+7.6% at constant exchange rates and +7.3% at actual rates), thanks to a good performance in Russia, the brand's core market, and, to a lesser extent, to the extension of distribution to new markets.

Soft drinks

Total sales of soft drinks stood at € 124.9 million, a 1.9% decrease on 2004.

Within this segment, however, **Crodino** posted growth of 3.2%, entirely on the Italian market, where the brand holds a firm leadership position.

Sales of **Lemonsoda**, **Oransoda** and **Pelmosoda** also grew, by 1.2%, while the minor **mineral water** business saw a decline of 4.1%.

The overall dip in sales was due largely to the poor performance of **Lipton Ice Tea**, a third-party brand distributed on the Italian market, whose sales dropped by 12.6%.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.

It represents around 1.0% of the Group's sales.

In 2005, other sales came in at € 8.3 million, a drop of 15.9% overall compared with 2004.

Consolidated profit and loss account

The table below shows the consolidated profit and loss account of 2005, prepared in accordance with international accounting standards and compared with the reclassified results for the previous year.

In 2005 the Campari Group achieved positive financial results, with growth in all profitability indices, particularly EBIT, which rose by 10.3%.

	2005		2004		%
	€ million	%	€ million	%	change
Net sales	**809.9**	**100.0%**	**751.1**	**100.0%**	**7.8%**
Cost of goods sold	(345.1)	-42.6%	(316.6)	-42.1%	9.0%
Gross profit	**464.9**	**57.4%**	**434.6**	**57.9%**	**7.0%**
Advertising and promotional costs	(139.7)	-17.2%	(131.3)	-17.5%	6.4%
Sales and distribution costs	(90.3)	-11.1%	(84.1)	-11.2%	7.4%
Trading profit	**234.8**	**29.0%**	**219.2**	**29.2%**	**7.1%**
General and administrative expenses and other operating income and charges	(55.7)	-6.9%	(54.7)	-7.3%	1.8%
EBIT before one-offs	**179.1**	**22.1%**	**164.4**	**21.9%**	**8.9%**
One-offs	4.7	0.6%	2.2	0.3%	113.6%
EBIT	**183.9**	**22.7%**	**166.7**	**22.2%**	**10.3%**
Net financial income (charges)	(9.9)	-1.2%	(9.6)	-1.3%	3.1%
Profit (loss) of companies valued at equity	0.3	0.0%	0.0	0.0%	
Profit before tax	**174.2**	**21.5%**	**157.1**	**20.9%**	**10.9%**
Tax	(51.2)	-6.3%	(43.1)	-5.7%	18.8%
Net profit	**123.1**	**15.2%**	**114.0**	**15.2%**	**8.0%**
Minority interests	(5.0)	-0.6%	(17.1)	-2.3%	-70.8%
Group net profit	**118.0**	**14.6%**	**96.9**	**12.9%**	**21.8%**
Depreciation of tangible fixed assets	(15.7)	1.9%	(15.7)	-2.1%	0.0 %
Amortisation of intangible fixed assets	(1.7)	0.2%	(2.1)	-0.3%	-19.0%
Total depreciation and amortisation	**(17.4)**	**-2.1%**	**(17.8)**	**-2.4%**	**-2.2%**
EBITDA	**201.3**	**24.9%**	**184.5**	**24.5%**	**9.1%**
EBITDA before one-offs	**196.6**	**24.3%**	**182.3**	**24.2%**	**7.8%**

Net sales grew 7.8% to more than € 800 million in 2005; sales by region and brand are analysed above.

With regard to other items on the profit and loss account, **gross profit** grew by 7.0%, and was 57.4% as a proportion of sales, a slight drop compared to last year, when the incidence of **cost of goods sold** was 0.4 percentage points lower.

The cost of materials, a completely variable item that represents the bulk of the cost of goods sold, came in at 35.9% of sales in 2005, an increase of 0.7 percentage points compared to 2004.

This performance was entirely due to the slight increase in the importance of third-party brands, which are less profitable than the group's own, following the launch in 2005 of new distribution agreements.

Production costs, in contrast, fell by 0.3 percentage points as a percentage of sales, and increased by only 3.7% compared to 2004.

This result may be considered positive, given that during the year, the Group completed the final phase of its industrial restructuring plan launched in 2002; specifically, production of Campari and CampariSoda was suspended at the Sesto San Giovanni plant, and began at the new facility in Novi Ligure.

From 2006 therefore, the Group will reap the full benefits of the synergies expected to be released by this restructuring programme.

Advertising and promotional costs were 17.2% of sales, slightly lower than the previous year (17.5%).

As expected, advertising investment in all the Group's core brands grew in absolute terms, and remained stable as a percentage of sales.

The slight overall decline (0.3%) in advertising spending as a percentage of sales was due to the distribution of new products; in particular, the Group received a significant contribution towards the high advertising and promotional costs of Jack Daniel's from the brand's owner.

Sales and distribution expenses remained broadly flat as a proportion of sales at 11.1% (11.2% in 2004); overall, these costs increased by 7.4%, due to a rise in variable sales and marketing costs, while transport costs remained broadly stable.

The Group's **trading profit** for 2005 was € 234.8 million, an overall increase of 7.1% compared to the previous year. This breaks down as follows:

- organic growth of 5.7%;
- external growth of 1.1% (relating to new distribution agreements);
- a positive exchange rate effect of 0.3%.

General and administrative expenses and **other operating income and charges** grew by 1.8% overall, but fell as a percentage of sales, from 7.3% in 2004 to 6.9% in 2005.

General expenses alone rose by slightly more than inflation, partly due to non-recurring charges for organisational consultancy services; however, the 2005 profit and loss account benefited from greater windfall gains and other operating income than that of the previous year.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.

Consequently, the item "goodwill and trademark amortisation" does not appear in the profit and loss account prepared using IAS/IFRS in the two periods under comparison.

Furthermore, a new measure of profitability, EBIT before one-offs, has been introduced into the new format of the profit and loss account adopted by the Campari Group in order to provide continuity of analysis with respect to profitability indicators used previously.

The introduction of international accounting standards has meant that some income and charges items considered "extraordinary" according to the standards previously in use must now be reclassified above the EBIT figure.

These include capital gains and losses, write-downs of non-current assets and restructuring provisions.

One-offs therefore continue to be recorded in a separate item, between EBIT before one-offs and EBIT.

EBIT before one-offs was € 179.1 million in 2005, an increase of 8.9% compared to the previous year.

One-offs were positive to the tune of € 4.7 million in 2005, mainly due to a capital gain generated by the sale of real estate in Switzerland (€ 1.9 million) and a windfall gain relating to an acquisition made in Brazil in 2001 (€ 2.2 million).

In 2004, this item showed a net positive balance of € 2.2 million.

EBIT was € 183.9 million in 2005, an increase of 10.3% compared to the previous year.

The EBIT margin rose from 22.2% to 22.7%.

The figure includes **depreciation and amortisation** of € 17.4 million, a slight decrease compared to the previous year's figure of € 17.8 million; this broke down as depreciation of tangible assets of € 15.7 million, in line with 2004, and the amortisation of intangible assets of € 1.7 million, a decline of € 0.4 million compared to the previous year.

Note that following the adoption of IAS/IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation, which accounted for most of the amortisation recorded in the profit and loss account prepared according to Italian accounting standards, and which was shown under a separate item.

Consequently, as "goodwill and trademark amortisation" is no longer reported, the EBITA item is no longer required, as its equivalent is now "EBIT before one-offs".

EBITDA rose by 9.1% compared with the previous year, to € 201.3 million.

EBITDA before one-offs increased by 7.8% to € 196.6 million.

This figure was lower – and grew by a smaller amount – than the EBITDA figure, because one-offs showed a net positive balance and were higher than in 2004.

With regard to the main items in the profit and loss account shown below the EBIT line, **net financial charges** for the period totalled € 9.9 million, and grew by € 0.3 million compared to the previous year.

In 2005, average debt was higher than in the previous year, owing to the acquisition of 30.1% of Skyy Spirits, LLC, completed at the end of February; its negative impact on net financial charges was however offset partly by the gradual reduction of debt over the year thanks to cash flow generated, and partly by the positive exchange rate effect on the financial income generated by the cash and equivalents held by Campari do Brasil Ltda.

The Group's portion of **profits or losses of companies valued at equity** showed a profit of € 0.3 million, after reaching break-even point the previous year.

The companies consolidated using the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before taxes grew 10.9% compared to the previous year, to € 174.2 million.

Taxes for the period were € 51.2 million, an increase of 18.8% compared to the figure of € 43.1 million registered for 2004.

Minority interests, that is the share of profits pertaining to third parties, were € 5.0 million, markedly lower than the figure of € 17.1 million for the previous year.

This item consists almost exclusively of the share of the profits generated by Skyy Spirits, LLC attributable to minorities; although these profits increased, minority interests fell as a result of the Group's acquisition of a 30.1% stake in the company in February.

Group net profit for 2005 was therefore € 118.0 million, and registered a significant double-digit increase of 21.8% compared to the previous year.

Profitability by business area

IAS 14 states that financial information should be provided in relation to both business area and region, and companies must determine which of these is the primary reportable segment, and therefore subject to greater disclosure.

The Campari Group's primary reportable segment is business area, where its results are broken down into spirits, wines, soft drinks and other sales.

An analysis of the financial results broken down by business is provided below; please see the notes to the accounts for both financial information on the Group's four business areas, and secondary information in relation to region.

Trading profit is considered the best measure of the performance of individual areas, as it shows the profitability generated by the revenues and costs directly attributable to individual products.

In 2005, the Group's consolidated trading profit was € 234.8 million, an increase of 7.1% compared to the previous year.

The table below shows trading profit performance for each business area and for the Group as a whole for 2005 and 2004.

Trading profit	2005		2004		2005/2004
	€ million	% of total	€ million	% of total	% chg
Spirits	189.6	80.2%	176.7	79.9%	7.3%
Wines	14.1	6.0%	13.6	6.1%	3.9%
Soft drinks	31.1	13.2%	29.2	13.2%	6.5%
Other	1.5	0.6%	1.6	0.7%	-7.5%
Trading profit – all segments	**236.3**	**100.0%**	**221.1**	**100.0%**	**6.9%**
Indirect production costs	(1.4)		(1.9)		
Consolidated trading profit	**234.8**		**219.2**		**7.1%**

As in the previous year, the Company has recorded the portion of industrial costs relating to the Novi Ligure plant that cannot be directly allocated to the brands produced there: € 1.4 million compared to € 1.9 million in 2004.

The major new plant only began production of Campari and CampariSoda in the second half of the year, following the transfer of production of Cinzano, Cynar, Jägermeister and Biancosarti to Novi Ligure at the beginning of 2004.

Two tables are shown below for each of the Group's four segments: the first summarises the main profit and loss figures (in terms of absolute value, their proportion as a percentage of sales and changes compared to the previous year); the second breaks down the changes into the three components of organic growth, exchange rate effect and the impact of the change in the basis of consolidation.

Spirits

In 2005 spirits generated trading profit of € 189.6 million, or 34.4% of sales in the segment, confirming that spirits are the Group's most profitable business.

Net sales rose by 11.9%, while trading profit registered a smaller increase of 7.3%, owing to the dilutive effect of external growth and the exchange rate effect.

Organic growth added 5.3% to trading profit, in line with sales growth thanks to the strong performance of SKYY Vodka, Aperol and Campari.

In contrast, the new distribution agreements, which contributed 3.8% to total sales growth of the Group's spirits, only contributed 1.4% to growth in trading profit.

	2005		2004		%
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	changes
Net sales	551.5	100.0%	493.1	100.0%	11.9%
Gross profit	353.4	64.1%	327.1	66.3%	8.0%
Trading profit	189.6	34.4%	176.7	35.8%	7.3%

Breakdown of % change in profitability of spirits	% change total	of which organic growth before exchange rate effect	of which exchange rate effect	of which change in basis of consolidation
Net sales	11.9%	6.2%	1.8%	3.8%
Gross profit	8.0%	5.6%	1.2%	1.2%
Trading profit	7.3%	5.3%	0.7%	1.4%

Wines

In 2005, the wines segment registered a trading profit of € 14.1 million, an increase of 3.9% compared to the previous year.

This figure is equivalent to 11.3% of segment sales, which is normal for this segment, and is lower than the figure for the spirits segment.

At constant exchange rates, organic growth in trading profit from wines was 8.0%, and the increase in profitability for 2005 was attributable to Cinzano vermouth and Riccadonna sparkling wines.

2005 was however a year of transition for the profitability of Cinzano sparkling wines.

While sales growth was relatively modest, there was a considerable increase in advertising and promotional investments, particularly on the German market, where the brand is currently being repositioned.

	2005		2004		%
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	changes
Net sales	125.2	100.0%	120.8	100.0%	3.6%
Gross profit	53.4	42.6%	50.8	42.1%	4.9%
Trading profit	14.1	11.3%	13.6	11.2%	3.9%

Breakdown of % change in profitability of wines	% change total	of which organic growth before exchange rate effect	of which exchange rate effect	of which change in basis of consolidation
Net sales	3.6%	3.7%	–0.1%	
Gross profit	4.9%	5.8%	–0.8%	
Trading profit	3.9%	8.0%	–4.1%	

Soft drinks

Trading profit for the soft drinks business was € 31.1 million, or 24.9% of sales, an increase of 6.5% compared to the previous year.

Fluctuations in exchange rates and changes in the basis of consolidation had no effect during the year.

As set out above, net sales for the segment fell by 1.9% overall; in contrast, profitability grew thanks to a good performance from the segment's most profitable brand, Crodino.

The Lemonsoda, Oransoda and Pelmosoda line also made a positive contribution however, and saw more significant growth in trading profit than in sales, thanks to the diversification of advertising and promotional costs, which reduced overall costs for the year.

	2005		2004		%
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	changes
Net sales	124.9	100.0%	127.4	100.0%	–1.9%
Gross profit	57.7	46.2%	56.5	44.4%	2.1%
Trading profit	31.1	24.9%	29.2	23.0%	6.5%

Other sales

Trading profit for the "other sales" segment came out at € 1.5 million, a slight drop of € 0.1 million compared to 2004.

	2005		2004		%
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	changes
Net sales	8.3	100.0%	9.9	100.0%	–15.9%
Gross profit	1.9	22.4%	2.0	20.4%	–7.8%
Trading profit	1.5	17.5%	1.6	15.9%	–7.5%

Breakdown of % change in profitability of other sales	% change total	of which organic growth before exchange rate effect	of which exchange rate effect	of which change in basis of consolidation
Net sales	–15.9%	–16.2%	0.3%	–
Gross profit	–7.8%	–7.2%	–0.6%	–
Trading profit	–7.5%	–11.0%	3.5%	–

FINANCIAL SITUATION

Cash flow statement

The cash flow statement shown in the table below contains all the cash flows contributing to the change in the Group's net debt: cash flows relating to changes in short- and long-term debt and to investment in marketable securities are not included, as they have no effect on the net financial position.

Furthermore, these changes can be found in the cash flow statement, in the section containing the financial statements, which sets out the net change in cash, securities and equivalents over the year.

	31 December 2005 € million	31 December 2004 € million
Net profit	118.0	96.9
Adjustments to reconcile net profit with cash flow	29.3	13.7
Cash flow from operating activities before changes in working capital	**147.3**	**110.6**
Changes in operating working capital	(50.2)	4.2
Cash flow from operating activities	**97.1**	**114.8**
Cash flow from investing activities	**(15.0)**	**(16.4)**
Free cash flow	**82.1**	**98.4**
Acquisitions	(130.7)	(14.1)
Other changes	2.1	2.1
Dividend paid out by the Parent Company	(28.1)	(24.7)
Total cash flow from other activities	**(156.7)**	**(36.7)**
Other exchange rate differences and changes	(24.6)	6.4
Change in net debt on ordinary activities	**(99.2)**	**68.1**
Future exercise of put option on Skyy Spirits, LLC	(45.5)	
Change in net debt	**(144.7)**	**68.1**
Net debt at the start of the period	(226.7)	(294.8)
Net debt at the end of the period	(371.4)	(226.7)

Net debt grew by € 99.2 million in 2005, excluding the future exercise of the put option on Skyy Spirits, LLC, and rose by € 144.7 million including this reclassification.

Cash flow generated by operating activities was positive to the tune of € 97.1 million and compares with € 114.8 million the previous year.

Operating working capital increased by € 50.2 million in 2005 at constant exchange rates and on a like-for-like basis.

This significant change was determined by two main factors: first, the distribution of new third-party products, which began during the year, and which raised net working capital by € 18.3 million; and second, the (temporary) increase of trade receivables, determined by the excellent sales performance of the last quarter.

Excluding the impact of the change in working capital, operating activities generated cash flow of € 147.3 million in 2005, an increase of 33% compared to the previous year.

Cash flow used in investing activities, excluding disposals, was € 15.0 million, slightly below the figure for the previous year.

Free cash flow was therefore € 82.1 million in 2005.

The main non-operating cash flow items that absorbed financial resources during the year were:

- acquisitions of € 130.7 million, including the 30.1% stake in Skyy Spirits, LLC for € 118.5 million in February and 100% of Teruzzi & Puthod for € 12.2 million in December;
- the 2004 dividend payment of € 28.1 million;
- other minor positive changes of € 2.1 million.

After negative exchange rate differences and other accounting effects, which totalled € 24.6 million, net cash flow, that is the change in net debt on ordinary activities, was negative to the tune of € 99.2 million.

For further details on the debt entry of € 45.5 million relating to the put option held by minority shareholders in Skyy Spirits, LLC, please see note 5 – Business combinations – of the notes to the accounts.

Breakdown of net debt

	31 December 2005 € million	31 December 2004 € million
Cash, banks and securities	247.5	246.0
Payables to banks	(112.8)	(55.6)
Real estate lease payables	(3.1)	(2.9)
Private placement and bond issues	(9.6)	(7.8)
Other assets and liabilities	(1.4)	(1.1)
Short-term debt	**120.6**	**178.5**
Payables to banks	(26.7)	(0.8)
Real estate lease payables	(19.0)	(22.0)
Private placement and bond issues	(397.7)	(378.0)
Other financial payables	(3.0)	(4.4)
Medium-/long-term debt	**(446.5)**	**(405.2)**
Debt on ordinary activities	**(325.9)**	**(226.7)**
Debts for exercise of Skyy put option	(45.5)	–
Net debt	**(371.4)**	**(226.7)**

Net debt at 31 December 2005 stood at € 371.4 million, an increase of € 144.7 million compared to 31 December 2004. As shown in the table, this final figure at 31 December 2005 includes the debt of € 45.5 million for the put options, which may be exercised in 2007 and relate to the 11.0% stake in Skyy Spirits, LLC, currently held by minority shareholders.

Excluding this item, net debt at the end of the period was € 325.9 million, an increase of € 99.2 million compared with the previous year.

The largest component of this item related to the acquisition of a further stake of 30.1% of Skyy Spirits, LLC, for € 118.5 million, financed with cash and both short- and medium-/long-term bank debt, through the subsidiary Redfire, Inc.

The short-term portion of the private placement and bond issues includes both the interest for the period and the repayment of US$ 4 million relating to the private placement of Redfire, Inc.

Group balance sheet

	31 December 2005 € million	31 December 2004 € million
Fixed assets	925.7	767.2
Other non-current assets and liabilities	(45.4)	(33.9)
Operating working capital	222.5	153.0
Other current assets and liabilities	(35.6)	(30.4)
Total invested capital	**1,067.2**	**855.8**
Shareholders' equity	695.8	629.2
Net debt	371.4	226.7
Total financing sources	**1,067.2**	**855.8**

At 31 December 2005, the Group had total net invested capital of € 1,067.2 million, an increase of € 211.4 million compared to the previous year.

The most significant change concerns fixed assets, which increased on account of a goodwill entry of € 175.0 million relating to the acquisition of two tranches of Skyy Spirits, LLC, the first completed in 2005 and the second related to put/call options, which may only be exercised in 2007.

The net negative balance of other non-current assets and liabilities increased owing to the recording of deferred tax assets on goodwill, whose fiscal effects are eliminated in the consolidated profit and loss account, in line with the elimination of related depreciation following the application of International Accounting Standards.

The increase in operating working capital had a significant impact on the overall rise in invested capital.

This change, covered above in the section on the cash flow statement, was € 69.5 million, and includes both the effect of the change in the basis of consolidation (€ 3.6 million) and the significant impact of exchange rates (€ 15.7 million).

The Group's financial structure at the end of 2005 showed a more than proportional increase in debt in relation to shareholders' equity: the debt-to-equity ratio rose from 36.0% in 2004 to 53.4%; note that this end-of-year figure was lower than the 57.4% registered at 30 June 2005.

INVESTMENTS

The Group's ordinary investments, excluding acquisitions of companies and brands, totalled € 18.8 million.

These included € 3.9 million invested in the new plant of Koutsikos Distilleries S.A. for the production of Ouzo 12, € 2.2 million invested in vineyards by Sella & Mosca S.p.A., € 7.7 million invested in plant and equipment for production by various Group companies, and € 1.0 million invested in works on land and buildings.

Furthermore, the Group invested € 1.9 million in various software and work on the SAP R/3 system.

The remaining investments relate to electronic and miscellaneous equipment.

STRUCTURE OF THE CAMPARI GROUP

Changes to the Group's structure that have taken place since 31 December 2004 are detailed below.

- Skyy Spirits, LLC has been consolidated at 89% since 25 February 2006 (The Group's stake in the company was previously 58.1%);
- the companies Teruzzi & Puthod S.r.l. and Giannina S.r.l., which were acquired on 27 December 2005, have been fully consolidated since that date;

- on 21 December 2005, the business assets relating to the distribution activities of Sella & Mosca S.p.A. and Barbero S.p.A. were transferred to a new company, Sella & Mosca Commerciale S.r.l., which was established in 2005 to distribute Sella & Mosca products and other wines in Italy (except Sardinia) and abroad from January 2006; the asset transfer, effective from 1 January 2006, will have no effect on the consolidated accounts for 2005 or 2006.

Please see paragraph 5 – Business combinations – of the notes to the accounts for more detail on the effect of individual acquisitions.

EVENTS TAKING PLACE AFTER THE END OF THE YEAR

Acquisition of Glen Grant

On 22 December 2005, the Campari Group announced that it had signed an agreement to acquire the Scotch whiskies Glen Grant, Old Smuggler and Braemar from Pernod Ricard.

These transactions were part of a programme of disposals imposed on the French company by the European Commission following its acquisition, together with the US group Fortune Brands, of Allied Domecq.

Campari also acquired the distillery where Glen Grant is produced in Rothes, Scotland, as part of the deal.

The transaction, which was completed on 15 March 2006, is worth € 130 million: € 115 million for Glen Grant (equivalent to 9.2x the brand's contribution margin in 2004) and € 15 million for Old Smuggler and Braemar (equivalent to 2.5x the brands' contribution margin in 2004).

Please see paragraph 5 – Business combinations – of the notes to the accounts for more detail on the impact of the acquisition on the consolidated accounts.

Winding-up of Longhi & Associati S.r.l.

On 30 January 2006, the Board of Directors of Longhi & Associati S.r.l. voted to wind up the company, which will therefore cease trading once all outstanding transactions have been completed.

Sesto San Giovanni site

The urban regeneration of the Sesto San Giovanni site owned by the Parent Company has begun, following the adoption of an integrated programme of action, with the aim, inter alia, of building the company's new Italian headquarters there.

This project should be completed by the end of May 2006.

Reorganisation of sales network in Italy

During the year, a project to rationalise the Group's sales network in Italy was completed.

This project led to the creation of two separate sales organisations: one focuses on spirits and non-alcoholic beverages, and is controlled by Campari Italia S.p.A., while the other mainly looks after the distribution of wines, and is managed by Sella & Mosca S.p.A. (which continues to operate directly on the Sardinian market) and its subsidiary Sella & Mosca Commerciale S.r.l.

The aim is to achieve growth throughout the Italian market.

As part of this reorganisation, Barbero 1891 S.p.A. has discontinued its sales and distribution activities.

OUTLOOK

In the year ending 31 December 2005, the Campari Group again delivered a highly satisfactory performance in terms of both sales and profits, thanks to the commitment of the Group's employees and the excellent performance of its brands as a result.

2005 was a significant year for the Group, with some important projects completed or begun during the period; these should start to bear fruit from 2006.

Italy, which accounts for just under 50% of total sales, is both the Group's biggest market, and the area with the most uncertain macroeconomic outlook, at least over the next six months.

However, the positive transactions carried out last year allow us to take a moderately optimistic view of 2006:

- the acquisition of Glen Grant, Italy's leading brand of whisky (both Scotch and single malt);
- the reorganisation and rationalisation of the sales networks of the different Group companies, with the creation of separate divisions for wine and spirits, which should generate attractive synergies;
- the completion of the transfer of production from Sesto San Giovanni to Novi Ligure in the second half of 2005, bringing to a close the implementation of the industrial reorganisation plan conceived in 2002 (which came in on time and on budget); in 2006 the Group should also benefit from the higher levels of productivity expected as a result;
- the distribution of Jack Daniel's and other Brown Forman group brands; in 2006, the Italian results will benefit fully from sales of these brands, which were launched in May 2005.

In other European markets, particularly Germany, the signs of economic recovery are clearer than in Italy: after a good year in 2005, the Group is targeting further growth of its own core brands, as well as of the newly-acquired Glen Grant brand (in certain countries).

In Brazil, where over the last few years the Group has steadily increased its sales, 2006 should be another good year, boosted by expectations of buoyant economic growth.

The US should continue to be the Group's main source of growth, with positive results again expected for SKYY Vodka and 1800 Tequila.

In 2006 these will be further enhanced by two major new distribution agreements that have supplemented the product portfolio of Skyy Spirits, LLC with prestigious international brands owned by the Suntory group (notably Midori, a melon-flavoured liqueur) and the C&C group (such as Carolans Irish Cream, a whiskey-based cream liqueur, the Irish whiskey Tullamore Dew, the classic liqueur Irish Mist and – except in the US – Frangelico).

On the foreign exchange markets, 2005 saw a substantial rise in the value of the Brazilian real, which is now expected to fall back slightly.

The most positive factor of the last few months was the US dollar's return to a stable level, which after a long period of volatility seems to have found an equilibrium at around 1.20.

Given the Group's substantial exposure to the US dollar, this new-found stability is an encouraging trend for the short/medium term.

RISK MANAGEMENT

Risks relating to international trade and operations in emerging markets

In line with its strategy for international growth, the Group currently operates in several markets, and plans to expand into certain developing countries, especially in Asia and Latin America.

Operating in emerging markets makes the Group vulnerable to certain risks typical of international activity, including exposure to an often unstable local political and economic environment, exchange rate fluctuations (and related hedging issues), export and import quotas, and limits or curbs on investment, advertising or repatriation of dividends.

Risks relating to licences for the use of third-party brands and licences granted to third parties for use of the Group's brands

At 31 December 2005, a significant portion (around 19%) of the Group's consolidated net sales came from production and/or distribution under licence of third-party products.

Should any of these contracts be cancelled, terminated for any reason or not renewed, this could have a negative effect on the Group's activities and operating results.

Risks relating to market competition

The Group operates in the highly-competitive alcoholic and soft drinks segments, which attract a large number of players.

The main competitors, however, are large-scale international groups involved in the current wave of mergers and acquisitions, which are operating aggressive strategies at global level.

The Group's competitive position is very close to the biggest global players.

As these companies often have greater financial resources and are more diversified in terms of brand portfolios and geographical locations, the Group's exposure to the risks inherent in market competition is particularly significant.

Risks relating to consumer preference and propensity to spend

An important determinant of success in the drinks industry is the ability to interpret consumer preferences and tastes – particularly those of young people – and to continually adapt sales strategies to anticipate market trends and strengthen and consolidate the product image.

If the Group's ability to understand and anticipate consumer tastes and expectations and to manage its own brands were to decline significantly, this could considerably affect its activities and operating results.

The unfavourable economic situation in certain markets is dampening consumer confidence; consumers are reducing their spending and are therefore less likely to buy drinks.

A risk factor that relates to the demand for spirits in particular is the possible increase in alcohol awareness campaigns, which could hit all sector players, including the Group, in the medium/long term.

Risks relating to legislation in the drinks industry

Activities relating to the alcoholic and soft drinks industry – production, distribution, export, import, sales and marketing – are governed by complex national and international legislation, often drafted with somewhat restrictive aims.

The requirement to protect the health of consumers, particularly young people, could in the future lead to the adoption of new laws and regulations (some from the EU) to discourage or reduce the consumption of alcoholic drinks.

Such measures could include limits on advertising or tax increases for certain product categories.

Any tightening of regulations in the main countries in which the Group operates could lead to a fall in demand for its products.

Exchange rate risk

Around 34% of the Group's consolidated net sales in 2005 were recorded in markets outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in relation to the US dollar and the Brazilian real.

For more information on risks of a financial nature, please refer to section 33 of the notes to the accounts "Risk management procedures and hedging transactions".

INVESTOR INFORMATION

Despite the unfavourable macroeconomic situation (notwithstanding the signs of recovery appearing towards the end of 2005), the Campari stock put in an excellent performance over the year, boosted by the announcement of sound financial results, a number of new business development initiatives and the wave of consolidation under way in the wine and spirits sectors.

Positive performance by the Italian stock market

In 2005, the Italian economy showed no signs of growth, and appeared to remain stagnant, with consumption and investment levels below expectations and industrial output continuing to fall.

The period saw interest rates at record lows, particularly weak macroeconomic conditions and continually rising oil prices.

In spite of Italy's weak economy, the stock market continued the steady rise that started two years previously, and volatility remained low.

In 2005, all Italian stock market indices recorded positive results.

Specifically, the Mibtel gained 13.8%, the S&P/MIB advanced 15.5% and the Midex was up 6.6% over the year.

The rise in these indices was largely attributable to oil and financial sector stocks and certain groups involved in M&A activity.

Consolidation in the spirits sector

There were a number of major consolidations in the beverage sector in 2005, including the acquisition of Allied Domecq by Pernod Ricard and Fortune Brands.

Spirits sector stocks, which had started to rise at the end of 2004, saw growth accelerate significantly in the first few months of 2005, when the share prices of the companies involved in the transaction rallied sharply on news of the acquisition, boosting the sector as a whole.

In a mature market, M&A activity acts as a strong stimulus to investors.

A combination of consolidation activity and solid fundamentals bolstered the valuations of spirits companies in 2005, which translated into growth of 24.0% on the benchmark index, FTSEurofirst Beverages.

Excellent performance by Campari shares

Against this economic and sector backdrop, the Campari stock, which is listed on the blue chips segment of the Italian stock market, shot up by 32.0% over the year compared with the closing price at 31 December 2004. It also outperformed the Mibtel by 18.2% and the FTSEurofirst Beverages index by 8.0%.

On 1 September 2005, Campari shares reached their maximum closing price (€ 6.78) since the IPO in July 2001.

The minimum closing price for the year, recorded on 12 January 2005, was € 4.48.

An average of 487,000 shares were traded daily in 2005, with an average daily value of € 2.8 million.

At 31 December 2005, Campari's market capitalisation was € 1,812 million.

In the period under review, Campari's excellent share price performance was supported not only by external factors, including sector consolidation activity and favourable currency trends (particularly the US dollar), but also by positive newsflow relating to the company.

This included the purchase of a further 30.1% stake in Skyy Spirits, LLC (taking the total holding to 89%), as well as the Group's annual results for 2004 and interim results in 2005, which continue to demonstrate solid fundamentals, and the company's recent business development initiatives.

In particular, the Campari Group announced two new projects in the United States in March: the launch of SKYY90, a new ultra premium vodka, and the agreement for distribution of Martin Miller's ultra premium gin with an option to purchase ownership of the brand.

Another trigger boosting the Campari share price was the acquisition of distribution rights in Italy for the US company Brown-Forman's range of spirits, including Jack Daniel's Tennessee Whiskey.

In the last quarter of 2005 two new distribution agreements were announced for the sale on the US and other international markets of spirits brands belonging to the Irish group C&C (Carolans Irish Cream, Irish whiskey Tullamore Dew and Irish Mist liqueur, and – except on the US market – Frangelico) and for the sale in the US of Midori, a melon-flavoured liqueur owned by the Suntory group.

In December, the Campari Group announced the acquisition of Teruzzi & Puthod S.r.l., the Tuscany-based leading producer of Vernaccia di San Gimignano wines, for € 12 million, and of the Glen Grant, Old Smuggler and Braemar brands, from the Pernod Ricard group, for € 130 million.

The most notable among these was the transaction including Glen Grant, the world's second-ranking single malt brand and the leading whisky brand in Italy, which gave a fresh boost to Campari's share price in the last week of 2005.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2005


Campari share price (€)
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
4.8
4.6
4.4
4.2
4
Trading volume (thousand shares)
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Jan-05 Feb-05 Mar-05 May-05 Apr-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06
Campari (Trading volume)
Campari (share price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Share split

On 29 April 2005, the extraordinary shareholders' meeting approved the ten-for-one split of the 29,040,000 outstanding ordinary shares in Davide Campari-Milano S.p.A. (nominal value: € 1.00 each), into 290,400,000 newly-issued ordinary shares with a nominal value of € 0.10 and the same characteristics as the ordinary shares issued previously.

The share capital therefore remains unchanged at € 29,040,000, but is now split into 290,400,000 shares with a nominal value of € 0.10 each.

From 9 May 2005, the shares were traded ex-split under the new ISIN code IT0003849244.

Revised shareholder base

At 31 December 2005, the main shareholders were:

Shareholder (1)	Number of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	16,192,820	5.576%
Davide Campari-Milano S.p.A. (2)	9,043,987	3.114%
Lazard Asset Management	6,036,870	2.079%
Morgan Stanley Investment Management	5,978,750	2.059%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (pursuant to article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

(2) Purchase of own shares for the purposes of the stock option scheme.

Subsequent to notification received after 31 December 2005, at the date of approval of the annual accounts for 2005, Cedar Rock Capital held 7.53% of the share capital of Davide Campari-Milano S.p.A. (21,857,798 shares).

Dividend

The dividend proposed for 2005 is € 0.10 per share outstanding, unchanged from the previous year.

The dividend will be paid from 11 May 2006 (coupon no. 2 should be detached on 8 May 2006) except on own shares.

Stock information (1)		2005	2004	2003	2002	2001
Reference share price						
Price at 31 December	€	6.24	4.73	3.85	3.00	2.64
Maximum price	€	6.78	4.78	3.85	3.78	3.10
Minimum price	€	4.48	3.57	2.74	2.53	2.18
Average price	€	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume:						
Average daily trading volume (2)	Number of shares	487,006	429,160	378,940	530,930	723,750
Average daily trading value (2)	€ million	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at 31 December	€ million	1,812	1,372	1,117	871	766
Dividend: (3)						
Dividend per share	€	0.100	0.100	0.088	0.088	0.088
Total dividend (4)	€ million	28.1	28.1	24.7	24.7	24.7

(1) Ten-for-one share split effective as of 9 May 2005.

(2) Initial Public Offering on 6 July 2001 at the price of € 3.10 per share; average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.

(3) Proposed dividend for the 2005 financial year.

(4) In 2001, 2002 and 2003, 280,400,000 shares carried dividend rights, equivalent to the number of shares comprising the share capital minus 10,000,000 own shares; in 2004, 281,048,090 shares carried dividend rights; for 2005, the number of shares making up the share capital at the ex-date, minus own shares, will carry dividend rights (at the time of the meeting of the Board of Directors on 22 March 2006 this figure stood at 281,356,013).

Stock market indicators [1]	2005 IAS/IFRS	2004 IAS/IFRS	2003 Italian GAAP	2002 Italian GAAP	2001 Italian GAAP
Shareholders' equity per share (€)	2.39	2.15	1.89	1.65	1.48
Price/book value	2.61	2.20	2.04	1.82	1.78
Earnings per share (EPS) (€) [2]	0.42	0.35	0.27	0.23	0.22
P/E (price/earnings ratio) [2]	14.8	13.7	14.0	10.1	12.1
Payout ratio (total dividend/net profit) (%) [3]	23.8	29.0	30.9	28.5	38.9
Dividend yield (dividend/share price) (%) [3]	1.6	2.1	2.3	2.9	3.3

(1) Ten-for-one share split effective as of 9 May 2005.
(2) For the 2004 and 2005 financial years, this is calculated using the weighted average number of ordinary shares outstanding as defined in IAS 33.
(3) Price per share at 31 December; the proposed dividend for 2005.

Investor relations

In 2005, the Campari Group's disclosures to the financial community focused on its financial results and business development initiatives.

During the year, the Group spoke to investors at important international and sector conferences and organised a number of meetings with investors in Italy and the main financial centres in Europe, the United States and Asia.

As part of the Group's efforts to provide regular and timely information to its investors, the website ***www.campari.com/investors*** continues to be an important medium for the disclosure of information to the market.


MPA

FINANCIAL STATEMENTS

Consolidated profit and loss account

	Note	31 December 2005 (€/000)	31 December 2004 (€/000)
Net sales		**809,944**	**751,129**
Cost of goods sold		(345,073)	(316,564)
Gross margin		**464,871**	**434,565**
Advertising and promotional costs		(139,736)	(131,323)
Sales and distribution costs		(90,290)	(84,062)
Trading profit	7-8	**234,845,**	**219,180,**
General and administrative expenses and other operating expenses and income	8	(55,699)	(54,734)
One-offs	8	4,710	2,215
EBIT		**183,856**	**166,661**
Net financial income (charges)	8	(9,907)	(9,622)
Profit (losses) of companies valued at equity	6	283	19
Profit before tax		**174,232**	**157,058**
Tax	9	(51,180)	(43,076)
Net profit		**123,052**	**113,982**
Minority interests		(5,039)	(17,061)
Group net profit		**118,013**	**96,921**
Basic and diluted earnings per share (€)	10	0.42	0.35

Consolidated balance sheet

	Note	31 December 2005 (€/000)	31 December 2004 (€/000)
ASSETS			
Non-current assets			
Net tangible fixed assets	11	152,479	144,224
Biological assets	12	13,497	9,528
Investment property	13	4,586	4,071
Goodwill and trademarks	15-16	750,610	575,628
Intangible assets with a finite life	14	3,810	3,422
Investments in affiliated companies and joint ventures	6	591	385
Deferred tax assets	9	16,543	15,532
Other non-current assets	17	11,076	34,870
		953,192	**787,660**
Current assets			
Inventories	18	135,283	114,410
Trade receivables	19	237,416	166,253
Short-term financial receivables	21	3,150	3,893
Cash, bank and securities	20	247,535	245,950
Other receivables	19	24,244	22,868
		647,628	**553,374**
Non-current assets intended for sale	22	78	127
Total assets		**1,600,898**	**1,341,161**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	23	29,040	29,040
Reserves	23	664,525	595,752
Parent company's portion of shareholders' equity		693,565	624,792
Minority interests		2,215	4,372
		695,780	**629,164**
Non-current liabilities			
Bonds	24	374,556	377,956
Other non-current liabilities	24	122,812	27,209
Staff severance fund and other pension funds	29	14,288	15,224
Reserve for risks and future liabilities	25	10,115	14,278
Deferred tax	9	43,304	25,051
		565,075	**459,718**
Current liabilities			
Payables to banks	24	112,839	55,571
Other financial payables	24	17,193	15,277
Payables to suppliers	26	150,199	127,646
Payables to tax authorities	28	25,058	20,459
Other current liabilities	26	34,754	33,326
		340,043	**252,279**
Total liabilities and shareholders' equity		**1,600,898**	**1,341,161**

Consolidated cash flow statement

	Note	31 December 2005 (€/000)	31 December 2004 (€/000)
Cash flow generated from (used in) operating activities			
Group net profit		118,013	96,920
Adjustments to reconcile net profit and cash flow			
Depreciation and amortisation		17,406	17,820
Gains on sales of fixed assets		(2,301)	(1,532)
Fund provisions		4,166	3,616
Use of funds		(9,983)	(5,344)
Deferred tax		19,315	11,320
Valuation effects		(143)	
Other items not resulting in cash flows		(1,673)	2,357
Changes in tax payables and receivables		3,921	(16,098)
Changes in operating working capital		(50,238)	4,243
Other changes in non-cash items		(1,362)	1,567
		97,122	**114,869**
Cash flow generated from (used in) investing activities			
Purchase of tangible and intangible fixed assets		(18,849)	(30,213)
Gains on sales of tangible fixed assets		3,847	2,551
Purchase of companies or holdings in subsidiaries	5	(130,684)	(2,829)
Net change in equity investments		3,993	(4,557)
Other changes		2,062	1,087
		(139,632)	**(33,961)**
Cash flow generated from (used in) financing activities			
New long-term financing		25,430	27,564
Repayment of medium-long-term financing		(7,765)	(2,901)
Net change in short-term bank debt		57,268	26,574
Change in other financial payables and receivables		4,016	1,727
Dividend paid by Group		(28,105)	(24,675)
		50,845	**28,289**
Exchange rate differences and other changes in shareholders' equity			
Effects of the application of IAS 32-39 (1 January 2005) on shareholders' equity		(452)	
Effect of exchange rate differences on operating working capital		(15,666)	2,789
Other exchange rate differences and changes in shareholders' equity		13,362	(6,085)
		(2,756)	**(3,296)**
Net increase (decrease) in cash and cash equivalents		**5,579**	**105,902**
Cash and cash equivalents at start of period	20	239,483	133,583
Cash and cash equivalents at end of period	20	245,061	239,484

Statement of changes in shareholders' equity

	Group shareholders' equity						Minority	Total
	Share capital (€ 000)	Legal reserve (€ 000)	Own shares (€ 000)	Retained earnings (€ 000)	Other reserves (€ 000)	Total (€ 000)	interest (€ 000)	(€ 000)
Balance at 1 January 2004	**29,040**	**5,808**	**31,000**	**483,135**		**548,983**	**4,668**	**553,651**
Dividend payout to Parent Company shareholders	–		–	(24,675)		**(24,675)**	–	(24,675)
Dividend payout to minorities						**–**	(17,354)	(17,354)
Conversion difference	–		–	–	3,142	**3,142**		3,142
Purchase of own shares			4,606	(4,606)		**–**		–
Use of own shares			(5,826)	5,826		**–**		–
Stock options					419	**419**		419
Profit for the year	–		–	96,923		**96,923**	17,058	113,981
Balance at 31 December 2004	**29,040**	**5,808**	**29,780**	**556,603**	**3,561**	**624,792**	**4,372**	**629,164**
Application of IAS 32 and IAS 39:								
Financial instruments stated at fair value – fair value hedging	–		–	(2,726)		**(2,726)**	–	(2,726)
Financial instruments stated at fair value – cash flow hedging					259	**259**		259
Own shares	–		(29,780)			**(29,780)**	–	(29,780)
Balance at 1 January 2005	**29,040**	**5,808**	**–**	**553,877**	**3,820**	**592,545**	**4,372**	**596,917**
Dividend payout to Parent Company shareholders	–		–	(28,105)		**(28,105)**		(28,105)
Dividend payout to minorities						**–**	(4,922)	(4,922)
Changes in minority shareholdings following acquisitions					–	**–**		–
Purchase of own shares	–		–	(1,095)	–	**(1,095)**	–	(1,095)
Use of own shares	–		–	1,585		**1,585**	–	1,585
Stock options	–		–	–	1,009	**1,009**	–	1,009
Conversion difference	–		–	–	10,065	**10,065**	378	10,443
Net profit (loss) on cash flow hedging	–		–	–	(452)	**(452)**	–	(452)
Application of IAS 32 to put option						**–**	(2,652)	(2,652)
Profit from the year	–		–	118,013		**118,013**	5,039	123,052
Balance at 31 December 2005	**29,040**	**5,808**	**–**	**644,275**	**14,442**	**693,565**	**2,215**	**695,780**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, 20121 Milan, Italy.

It operates through the Group's subsidiaries in more than 190 countries, boasting a leading position on the Italian and Brazilian markets and prime positions in the US, Germany and Switzerland.

The Group has an extensive product portfolio in three segments: spirits, wines and soft drinks.

The spirits segment encompasses internationally-recognised brands such as Campari, SKYY Vodka and Cynar, as well as brand leaders in local markets including Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and, in Brazil, Dreher, Old Eight and Drury's.

In the wines segment, apart from Cinzano, which is well-known all over the world, the main brands are Sella & Mosca, Riccadonna, Mondoro, Liebfraumilch and Teruzzi & Puthod.

Lastly, the soft drinks segment covers the extended ranges of Crodino and Lemonsoda, which are leading brands on the Italian market.

The consolidated accounts of the Campari Group for the year ending 31 December 2005 were approved on 22 March 2006 by the Board of Directors of the Parent Company Davide Campari-Milano S.p.A., which has authorised their publication.

The Board of Directors reserves the right to amend the results should any significant events occur that require changes to be made, up to the date of the shareholders' meeting of the Parent Company.

The accounts are presented in euro, the currency used by the Parent Company and many of its subsidiaries.

2. Preparation criteria

The accounts were prepared on a cost basis, with the exception of financial derivatives used for hedging purposes, the underlying hedged items, assets held for sale, biological assets and new acquisitions; these categories were stated at fair value as required by the relevant principles.

Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Compliance with IFRS

The consolidated accounts of the Campari Group for the year ending 31 December 2005 and the comparison period were prepared in accordance with the International Financial Reporting Standards, applied by the Group from 1 January 2005.

The consolidated report and accounts for the year ending 31 December 2005 is the first Campari Group document prepared in accordance with the international accounting standards issued by the International Accounting Standard Board (IASB) and ratified by the European Union. These also include all the interpretations of the international standards (International Accounting Standards – IAS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

For ease of comparison, the profit and loss account and balance sheet figures for the year ending 31 December 2004 have been restated, where applicable, in accordance with these standards.

Note 36 describes the impact of the transition to IAS/IFRS on the figures at 1 January 2004 and 31 December 2004, and provides the reconciliations required by IFRS 1 (First-time Adoption of International Financial Reporting Standards), accompanied by the relevant explanatory notes.

No exceptions to the application of the international accounting standards were made in the preparation of these consolidated accounts.

Consolidation principles

The consolidated accounts include the profit and loss accounts and balance sheets of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and separate financial statements).

The accounts of the subsidiaries, which have the same financial year as the Parent Company, were approved by the respective boards of directors and drafted in accordance with the international accounting standards adopted by the Group.

Joint ventures and companies over which the Group exercises a significant influence are consolidated using the equity method.

Form and content

In accordance with the format chosen by the Campari Group, the profit and loss account is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

The cash flow statement was prepared using the indirect method.

With regard to the segment information required by IAS 14, the Group's primary reporting is by business segment and its secondary reporting by geographical segment.

Basis of consolidation

Please see the "Structure of the Campari Group" section of the report on operations for details of changes to the basis of consolidation.

The tables below list the companies included in the basis of consolidation at 31 December 2005.

	Share capital at 31 December 2005		% owned by the Parent Company		
Name, activity, location	Currency	Amount	Direct	Indirect	Direct shareholder
PARENT COMPANY					
Davide Campari-Milano S.p.A., holding and manufacturing company, Milan	€	29,040,000			
FULLY CONSOLIDATED SUBSIDIARIES					
Italy					
Barbero 1891 S.p.A., manufacturing and trading company – Canale	€	22,350,000	100.00		
Campari Italia S.p,A., trading company – Milan	€	1,220,076	100.00		
Sella & Mosca S.p.A., manufacturing and trading company – Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.r.l., trading company – Alghero	€	10,000		100.00	Sella & Mosca S.p.A.
Teruzzi & Puthod S.r.l., manufacturing and trading company – San Gimignano	€	1,000,000		100.00	Sella & Mosca S.p.A.
Giannina S.r.l., manufacturing and trading company – San Gimignano	€	20,000		100.00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., manufacturing and trading company – Cagliari (operational headquarters in Alghero)	€	16,276,000	100.00		
Longhi & Associati S.r.l., services company – Milan	€	10,400		70.00	Lacedaemon Holding B.V.

Name, activity, location	Share capital at 31 December 2005 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
Europe					
Campari Deutschland GmbH, trading company – Oberhaching (Munich)	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta, finance company, Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France, manufacturing company, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company, Munich	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company, Zug	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., manufacturing company – Volos	€	2,239,405		75.00	N. Kaloyannis Bros, S.A.
DI.CI.E. Holding B.V., holding company – Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V., holding company – Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N, Kaloyannis Bros. S.A., trading company – Volos	€	8,884,200		75.00	O-Dodeca B.V.
O-Dodeca B.V., holding company – Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA, services company – Funchal	€	5,000	100.00		
Société Civile du Domaine de la Margue, manufacturing and trading company, Saint Gilles (France)	€	4,793,184		100.00	Sella & Mosca S.p.A.
Dunwilco (1290) Ltd, Stirling (*)	GBP	1		100,00	DI.CI.E. Holding B.V.
Dunwilco (1291) Ltd, Stirling (*)	GBP	1		100,00	DI.CI.E Holding B.V.
Americas					
Campari do Brasil Ltda, manufacturing and trading company – Barueri	BRL	243,202,100	100.00		
Gregson's S.A., trademark holder – Montevideo	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc., holding company – Wilmington, Delaware	US$	115,450,000	100.00		
Skyy Spirits, LLC, manufacturing company – Wilmington, Delaware (operational headquarters in San Francisco)	US$	15,348,729		89.00	Redfire, Inc.
Other					
Qingdao Sella & Mosca Winery Co, Ltd, manufacturing and trading company – Qingdao (China)	RMB	24,834,454		93.67	Sella & Mosca S.p.A.

Other holdings Name, activity, location	Share capital at 31 December 2005 Currency	Amount	% owned by the Parent Company Indirect	Direct shareholder	Valuation
Fior Brands Ltd., trading company – Stirling	GBP	100	50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f., trading company – Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity
M.C.S. S.c.a.r.l., trading company – Brussels	€	464,808	33.33	DI.CI.E. Holding B.V.	equity
SUMMA S.L., trading company, Madrid	€	342,000	30.00	DI.CI.E. Holding B.V.	equity

(*): renamed Glen Grant Distillery Co. Ltd (formerly Dunwilco 1290) and Old Smuggler Co. Ltd (formerly Dunwilco 1291) on the 19 January 2006.

Subsidiaries

All subsidiaries are consolidated on a line-by-line basis,

This method specifies that all assets, liabilities, expenses and revenues for consolidated companies are to be fully reflected in the consolidated accounts. The book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries. Individual assets and liabilities are assigned the value given to them on the date control was acquired.

Any remaining surplus is recorded under the assets item "goodwill", and any negative amount is allocated to the profit and loss account.

Minority interests in shareholders' equity and net profit are reported under appropriate items in the accounts. Specifically, minority interests in shareholders' equity are determined on the basis of current values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

Joint ventures

Joint ventures are reported in the consolidated accounts using the equity method, starting on the date when joint control begins and ending when such control ceases to exist.

Affiliated companies

Affiliated companies are reported in the consolidated accounts using the equity method, starting on the date when significant influence begins and ending when such influence ceases to exist.

If the Group's interest in any losses of affiliates exceeds the book value of the equity investment in the accounts, the value of the equity investment is eliminated, and the Group's portion of further losses is not reported, unless, and to the extent to which, the Group is responsible for covering such losses.

Transactions eliminated during the consolidation process

When preparing the consolidated accounts, unrealised profits and losses resulting from intra-group transactions are eliminated, as are the entries giving rise to payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Unrealised profits and losses generated on transactions with affiliated or joint venture companies are eliminated to the extent of the Group's percentage interest in those companies.

Dividends collected from consolidated companies are eliminated.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- profit and loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of the different methods for conversion to euro of profit and loss and balance sheet items are recorded under the shareholders' equity reserve "foreign currency conversion reserve", until the holding in question is sold;
- any conversion differences between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year is also recorded under the "foreign currency conversion reserve".

When preparing the consolidated cash flow statement, average exchange rates were used to convert the cash flows of foreign subsidiaries.

The exchange rates used for conversion transactions are shown below.

	31 December 2005		31 December 2004	
	Average rate	Final rate	Average rate	Final rate
US dollar	1.2446	1.1797	1.2433	1.3604
Swiss franc	1.5483	1.5551	1.5440	1.5440
Brazilian real	3.0403	2.7432	3.6340	3.6682
Uruguayan peso	30.4492	27.9648	35.6909	36.9756
Chinese renminbi	10.2033	9.5204	10.2944	11.2641
UK pound	0.6839	0.6853	0.6585	0.7088

3. Change in accounting standards

The same accounting standards as last year were used in the preparation of the accounts, with the exception of the new or revised standards adopted in 2005, namely:

IAS 32/IAS 39

The Group opted to apply IAS 39 (Financial instruments: recognition and measurement) and IAS 32 (Financial instruments: disclosure and presentation) from 1 January 2005.

The effects of applying IAS 32 and IAS 39 to the opening balances at 1 January 2005 are shown in the appendix to this report (Transition to international accounting standards).

IAS 21

The Group adopted the revised version of IAS 21 (Effects of changes in foreign exchange rates) from 1 January 2005.

As a result, any goodwill deriving from acquisitions of foreign subsidiaries, and any adjustments to the book value of the assets and liabilities resulting from the acquisition are now treated as the foreign subsidiary's assets and liabilities and converted at the year-end exchange rate.

In accordance with the transitional provisions of IAS 21 and the IFRS 1 implementation guidance, this adjustment was applied in advance.

Goodwill acquired in company mergers and acquisitions before 1 January 2005 was therefore treated as a Parent Company asset.

At 31 December 2005, the exchange rate adjustment of goodwill booked on the acquisition of the 30.1% stake in Skyy Spirits came to € 14.5 million.

IAS 33 – Earnings per share

The Group adopted the revised IAS 33 from 1 January 2005.

IFRS 7 – Financial instruments: disclosures

The Campari Group has not applied this standard, which is effective from 1 January 2007, in advance. The information required by IAS 32 (Financial Instruments: disclosure and presentation) is included in the notes.

IAS 1 (amendment) – Capital disclosures

This amendment to IAS 1 (Presentation of Financial Statements) is effective from 1 January 2007 and has not been applied in advance by the Campari Group.

4. Summary of accounting principles

The main accounting principles applied by the Group to individual balance sheet items are summarised below.

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired or produced internally are posted to assets, in accordance with IAS 38 (Intangible assets), when it is likely that the use of the assets will generate future benefits, and when the cost can be determined reliably.

These assets are reported at purchase or internal production cost including all allocable ancillary costs.

Intangible assets with a finite life

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account losses due to a reduction in accumulated value.

The costs of development projects and studies are recorded in the profit and loss account in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred; according to the matching principle, if these costs relate to two financial years they are allocated based on the duration of the advertising campaign.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company. These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training. These costs are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs. Costs recorded under intangible assets are amortised over their useful life.

These assets are generally amortised over three years.

Intangible assets with an indefinite life

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised. The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the "Impairment" section.

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates. On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs of goodwill are not subject to adjustments in value.

Tangible fixed assets

Cost

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses.

Any costs incurred after purchase are capitalised provided that they increase the future economic benefits generated by using the asset.

All other costs are posted to the profit and loss account when incurred.

The replacement costs of identifiable components of complex assets are allocated to assets and depreciated over their useful life. The residual value recorded for the component being replaced is allocated to the profit and loss account; other costs are charged to the profit and loss account when the expense is incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value includes the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as a contra entry to a specific reserve.

The impact of revising the estimate of these costs is indicated in the "Reserve for risks and future liabilities" section.

Ordinary maintenance and repair expenses are charged to the profit and loss account in the period in which they are incurred.

Improvements to third-party assets are classified under tangible assets, in keeping with the nature of the cost incurred.

The depreciation period corresponds to the shorter of the remaining useful life of the tangible asset and the remaining term of the lease contract.

Assets held under finance lease contracts, which essentially assign to the Group all the risks and benefits tied to ownership, are recognised as Group assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the profit and loss account over the term of the contract.

Depreciation

The depreciation period runs from the time the asset is available and ready for use, and the depreciation charge is allocated directly to the asset.

Depreciation ceases on the date when the asset is classified as held for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, and nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

– major real estate assets and light construction	3%-5%
– plant and machinery	10%-25%
– furniture, and office and electronic equipment	10%-30%
– motor vehicles	20%-40%
– miscellaneous equipment	20%- 30%

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the profit and loss account over the period corresponding to the useful life of the asset concerned.

Impairment

The Group ascertains, at least annually, whether there are indications of a potential loss in value of intangible and tangible assets. If the Group finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to a test for a reduction in value each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the usage value.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The usage value is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater relevance given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Group estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its book value.

This loss is posted to the profit and loss account unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the book value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the profit and loss account, unless the asset was previously reported at its revalued amount.

In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income ("investment property") are valued at cost less accumulated depreciation and losses due to a reduction in value. The depreciation rate for buildings is 3%, while land is not depreciated.

Biological assets

Biological assets are valued, at the first entry and at each balance sheet date, at their fair value net of estimated costs at point of sale. The related agricultural product is valued at the cost closest to fair value net of estimated costs at point of sale at the moment of harvest.

Financial instruments

Financial assets and liabilities are booked in accordance with IAS 39 (Financial instruments: recognition and measurement).

Investments in joint ventures and affiliated companies are valued using the equity method.

Investments in other companies which are not held for trading are recorded at fair value, and this value is allocated to shareholders' equity. When fair value cannot be reliably determined, the equity investments are valued at cost adjusted for losses in value.

If the reasons for the write-downs no longer apply, the equity investments valued at cost are revalued up to the amount of the write-downs, and the result of this valuation is allocated to the profit and loss account.

The risk resulting from any losses exceeding shareholders' equity is reported in a specific reserve to the extent that the parent company is required to fulfil certain legal or implicit obligations with respect to the subsidiary, or, in any case, to cover its losses.

Receivables and financial assets to be held to maturity are reported at cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value. Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of the initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first reported in the accounts, they are valued at purchase cost including ancillary transaction costs.

After the first reporting, the financial instruments available for sale and held for trading are valued at their current value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date, or, in the absence of reliable information, they are maintained at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down. At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the profit and loss account for the period.

Loans and receivables that the Group is not holding for trading purposes (loans and receivables originating from typical business operations), held-to-maturity securities and all financial assets for which prices in an active market are not available, and whose fair value cannot be determined reliably, are measured, if they have a pre-set maturity, at amortised cost using the effective interest method.

When financial assets do not have a pre-set maturity, they are valued at purchase cost.

Receivables with maturities over one year, non-interest-bearing receivables or receivables that accrue below-market interest are discounted using market rates.

Valuations are performed regularly in order to verify whether there is objective evidence that a financial asset or group of assets has declined in value.

If such objective evidence exists, the loss in value must be recorded as a cost in the profit and loss account for the period.

Financial liabilities are reported at amortised cost using the effective interest method.

Financial liabilities hedged by derivatives are reported at their current value in accordance with hedge accounting procedures that are applicable to fair value hedges: profits and losses resulting from subsequent valuations at the current value, which are due to interest rate changes, are recorded in the profit and loss account and offset by the effective portion of the loss or profit resulting from subsequent valuations of the hedged instrument at the current value.

Financial derivatives

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists, and if it is assumed that the hedge is highly effective; it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their current value pursuant to IAS 39.

When financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

- *Fair value hedge* – if a financial derivative is designated to hedge exposure to changes in the current value of an asset or liability attributable to a particular risk that could have an impact on the profit and loss account, the profits or losses resulting from the subsequent valuations of the current value of the hedging instrument are reported in the profit and loss account. The gain or loss on the hedged entry, which is attributable to the hedged risk, changes the book value of this entry and is recorded in the profit and loss account.

- *Cash flow hedge* – if a financial instrument is designated as a hedge of exposure to the cash flow fluctuations of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the profit and loss account, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity.

Accumulated profits or losses are removed from shareholders' equity and recorded in the profit and loss account in the same period in which the transaction being hedged is reported.

The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the profit and loss account when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the profit and loss account at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the profit and loss account.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its current value are posted to the profit and loss account.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, and semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with a single asset item are reported as inventories and recorded in the profit and loss account when used.

Non-current assets held for sale

Non-current assets classified as held for sale include non-current assets (or disposal groups) whose book value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term.

Non-current assets classified as held for sale are valued at the lower of their net book value and current value, less sales costs.

Employee benefits

Post-employment benefit plans

For Italian companies, the staff severance fund (TFR) is considered a post-employment defined benefit plan and is reported in accordance with the provisions for other defined benefit plans.

The Group's obligation and annual cost reported in the profit and loss account are determined by independent actuaries using the projected unit credit method.

The net accumulated value of actuarial profits and losses is reported in the profit and loss account.

The costs associated with an increase in the current value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

The liability related to benefits to be paid upon termination of employment, which is reported on the balance sheet, represents the present value of the defined benefit obligation adjusted for actuarial gains and losses and costs related to past work that were not reported previously.

Compensation plans in the form of stock options

The Group pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for one or more Group companies.

Pursuant to IFRS 2 (Share-based payment), the total current value of the stock options on the allocation date is to be reported in the profit and loss account as a cost.

Changes in the current value following the allocation date have no effect on the initial valuation.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share value, expected volatility and risk-free rate.

The stock options are recorded at fair value with a contra entry under "stock option reserve".

The Group applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

Reserve for risks and future liabilities

The reserves for risks and future liabilities concern specific costs and charges, the existence of which is certain or likely, and the amount and occurrence of which could not be determined on the reporting date.

Provisions are reported when:

- the existence of a current, legal or implicit obligation, resulting from a past event, is likely;
- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date for the period.

When the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted. The increase in the related reserve over time is allocated to the profit and loss account under "financial income (charges)".

If the liability relates to tangible assets and can be reasonably predicted, or if there is a site restoration obligation, the reserve is reported as a contra item in respect of the related asset.

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimated revisions made in respect of reserves are allocated to the same item in the profit and loss account where the provision was previously reported, or when the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as a contra entry to the related asset.

Restructuring reserves

The Group reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme that led to the reasonable expectation of the third parties concerned that the company would carry out the restructuring, either because it has already started the implementation procedures or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Statement of revenues, income and charges in the profit and loss account

Revenues are reported to the extent to which it is likely that economic benefits will flow to the Group and in respect of the amount that can be determined reliably.

Revenues are reported net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

In particular:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the profit and loss account in proportion to the useful life of the related assets;
- dividends are entered on the date that the shareholders' meeting adopts the resolution; dividends received from affiliated companies are deducted from the value of the shareholding.

Costs are recognised in the profit and loss account when they relate to goods and services sold or consumed during the period, as a result of regular distribution, or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (in keeping with their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for one or more Group companies starting in 2004. The cost is determined in relation to the fair value of the option assigned. The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or, in any event, in conducting technological research and development are considered current costs and allocated to the profit and loss account in the period when they are incurred.

Tax

Current income taxes are calculated on the basis of an estimate of taxable income, and the related payable is recorded under "payables to tax authorities".

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to/received from tax authorities by applying tax rates and regulations in force or effectively approved on the reporting date for the period.

Other non-income-based taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates projected to be applicable under the respective laws in the countries where the Group operates, in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are offset when these relate to income taxes levied by the same tax authority and a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, if positive, is reported under "deferred tax income," or if negative, under "deferred tax expense."

If the results of transactions are posted directly to shareholders' equity, then current taxes, and deferred tax assets and liabilities are also allocated to shareholders' equity.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in effect on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the profit and loss account.

Earnings per share

Base earnings per share are calculated by dividing the Group's net profit by the weighted average of the number of shares outstanding during the period, excluding any own shares held.

For the purposes of calculating the diluted earnings (loss) per share, the weighted average of outstanding shares is adjusted in line with the assumption that all potential shares with a diluting effect will be converted.

The Group's net profit is also adjusted to take into account the impact of the conversion net of taxes.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires management to make estimates and assumptions that have an impact on the value of assets and liabilities in the accounts and on disclosures concerning assets and potential liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, amortisation and depreciation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and allowances.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the profit and loss account.

Goodwill is subject to annual impairment tests to verify any losses in value. The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

5. Acquisitions

Skyy Spirits, LLC

In February 2005, the Group exercised a call option enabling it to acquire a further shareholding of 30.1% in Skyy Spirits, LLC.

The Group's stake in the company thus increased to 89%.

The financial outlay for the acquisition was US$ 156.6 million (€ 118.1 million at the effective exchange rate on the date of the transaction).

Including expenses, the net outlay for this acquisition was € 118,534 thousand.

The acquisition was partly financed with available cash and partly through bank debt, both short- and long-term, taken out by the subsidiary Redfire, Inc.

The items in the consolidated cash flow statement, adjusted as a result of the acquisition, were the reduction in minority interests (€ 1,295 thousand) and the increase in intangible fixed assets, via the booking of goodwill (€ 131,778 thousand at the exchange rate on 31 December 2005).

Furthermore, in accordance with recent interpretations of IAS 32 (Financial instruments: disclosure and presentation) issued by the IASB (International Accounting Standard Board), the payable for the put options exercisable by the minority shareholders between January and November 2007 was recorded in the accounts.

This had no effect on liquidity because a corresponding payable of € 45,546 thousand was booked against the adjusted increase in intangible fixed assets due to the booking of goodwill of € 43,203 thousand and a reclassification of minority interests of € 2,343 thousand. The consolidated cash flow statement is shown without these items.

Teruzzi & Puthod S.r.l.

On 27 December 2005 the Group acquired 100% of Teruzzi & Puthod S.r.l. and Giannina S.r.l. The fair value on the date of the exchange of the assets given and the liabilities assumed are as follows:

	Fair value (€ 000)	Book value (€ 000)
Non-current assets		
Tangible fixed assets	9,899	9,899
Other fixed assets	9	9
	9,908	**9,908**
Current assets		
Inventories	2,518	2,518
Receivables from customers	1,562	1,562
Other current assets	155	155
Cash and bank	171	171
	4,405	**4,405**
Total assets	**14,313**	**14,313**
Shareholders' equity	**12,650**	**13,147**
Non-current liabilities		
Non-current financial payables	14	14
Staff funds	127	127
Other previsions	497	
	639	**142**
Current liabilities		
Current financial payables	205	205
Payables to suppliers	500	500
Other current liabilities	319	319
	1,024	**1,024**
Total liabilities and shareholders' equity	**14,313**	**14,313**

The total cost of the acquisition was € 12,650 thousand and includes the purchase of the shareholdings in the companies concerned for € 12 million and costs directly attributable to the operation of € 150 thousand.

The remaining € 500 thousand represented a payable in respect of the vendor, which is to be settled through the sale of a building (recorded at the same value), after certain conditions set out in the purchase contract have been met.

The financial outlay for the acquisition of the shares was therefore € 12,150 thousand, paid in cash, which had a direct effect on the Group's liquidity.

The balance sheet items shown above have therefore been eliminated from the relative changes in the cash flow statement and shown under the item "purchase of companies or holdings in subsidiaries" in the amount of the consideration paid.

If the acquisition had been consolidated at the start of the financial year, based on the results of the companies acquired, the Group's revenues would have increased by about € 4.7 million, while the two companies would have contributed € 0.9 million to net profit.

Glen Grant

On 22 December 2005, the Group announced that it had signed an agreement to acquire the Scotch whisky brands Glen Grant, Old Smuggler and Braemar.

As part of the deal, Campari also acquired the distillery where Glen Grant is produced in Rothes, Scotland.

The transaction value, net of GBP 3.2 million in cash, was € 130 million, including € 115 million for Glen Grant and € 15 million for Old Smuggler and Braemar.

The transaction was completed on March 15, following authorisation from the European Commission, and the consideration was paid in cash.

The acquisition was not recorded in the accounts for the year ending 31 December 2005, since it was finalised after this date; it therefore had no effect on the consolidated accounts for 2005.

The key data for the assets acquired, which will be consolidated from 15 March 2006, are shown below. Please note that these are preliminary data that may be subject to adjustment in the first consolidation.

	Fair value (€/milioni)
Tangible fixed assets	4.7
Trademarks	102.2
Total non-current assets	**106.9**
Inventories	22.8
Other current assets	0.3
Cash and bank	4.6
Total current assets	**27.7**
Total assets	**134.6**

6. Investments in affiliated companies and joint ventures

The Group has shareholdings in various joint ventures with the aim of promoting and marketing its own products in the markets where these joint ventures operate: Fior Brands Ltd., operating in the UK (50%), International Marques V.o.f., operating in the Netherlands (33.33%), MCS S.c.a.r.l., operating in Belgium (33.33%) and Summa S.L., operating in Spain (30%).

These companies are all consolidated using the equity method. The Group's portion of their net profit is consolidated on the basis of the accounts prepared by the companies with the same reporting date as that of the Group, and in the case of Summa S.L., based on data prepared specifically by the latter to report its

accounting position at 31 December to the Group (for the purpose of the preparation of the consolidated accounts), since for reasons relating to its majority shareholder, its reporting date is 30 September.

The Campari Group's portion of the assets, liabilities, revenues and costs of these companies is shown in total below.

	31 dicembre 2005 (€/000)	31 dicembre 2004 (€/000)
Group's portion of balance sheet:		
Non-current assets	277	322
Current assets	24,556	24,363
	24,832	**24,684**
Non-current liabilities	689	704
Current liabilities	23,551	23,596
	24,241	**24,300**
Group's portion of revenues and costs:		
Revenues	24,057	23,578
Cost of goods sold	(18,006)	(16,964)
Sales and administrative expenses	(5,571)	(6,414)
Financial charges	(100)	(97)
Profit before tax	379	103
Tax	(96)	(84)
Net profit	283	19
Book value of shareholdings	**591**	**385**

7. Segment reporting

Pursuant to IAS 14, the segment reporting tables for the primary segment structure are shown below.

The Group's primary reporting is for segments that are defined as a clearly identifiable part of the Group that provide a group of similar products, and which are subject to risks and benefits that differ from those of the Group's other segments.
Secondary reporting gives certain information by geographical region.

The accounting standards used for reporting segment information in the notes are consistent with those used for preparing the consolidated accounts.

The segments in which the Group operates are the manufacture and sale of:
- spirits: alcohol-based beverages with alcohol content below and above 15% by volume, with the latter defined by law as "spirit drinks"
- wines: both sparkling and still wines including "aromatic wines", such as vermouth
- soft drinks: non-alcoholic beverages
- other: sales related to the business of co-packing, raw materials and semi-finished products

Information given by region is based on the geographical location of the activities and – for revenues deriving from foreign customers – on the geographical location of the customers.
This information is shown for Italy, Europe, the Americas and the rest of the world.

Primary reporting

The following two tables show the Group's revenues and costs as well as balance sheet assets and liabilities broken down by segment as at 31 December 2005 and 31 December 2004.

31 December 2005	*Spirit* (€ 000)	*Wine* (€ 000)	*Soft drink* (€ 000)	Other sales (€ 000)	Total operations (€ 000)
Revenues (*)					
Net sales to third parties	551,528	125,163	124,940	8,313	809,944
Income and profits					
Income by segment	189,584	14,090	31,136	1,457	236,267
Unallocated expenses					(52,411)
Operating profit					183,856
Net financial income (charges)					(9,907)
Profit (loss) of companies valued at equity	191	65	28	–	283
Tax					(51,180)
Minority interests					(5,039)
Group net profit					118,013
Assets and liabilities					
Assets allocated to segments	948,431	254,838	60,000	–	1,263,269
Equity investments valued at equity	402	105	84	–	591
Other unallocated assets					337,038
Total assets					**1,600,898**
Liabilities allocated to segments	97,550	33,045	20,691	–	151,286
Other unallocated liabilities					753,832
Total liabilities					**905,118**
Other information					
Investments in tangible fixed assets (**):					
– allocated to segments	7,616	16,513	1,286	–	25,415
– unallocated to segments					1,403
Total					**26,818**
Investments in intangible fixed assets (**):					
– allocated to segments	175,079	27	17	–	175,123
– unallocated to segments					1,795
Total					**176,918**
Depreciation of tangible fixed assets:					0
– allocated to segments	5,647	5,251	2,642	–	13,540
– unallocated to segments					2,203
Total					**15,743**
Amortisation of intangible fixed assets:					
– allocated to segments	39	18	5	–	62
– unallocated to segments					1,601
Total					**1,663**
Other expenses that did not involve a cash outflow	956	1,009	–	–	1,965

(*) There were no inter-segment sales.

(**) In accordance with IAS 14.57, investments also include assets acquired during the period.

31 December 2004	*Spirit* (€ 000)	*Wine* (€ 000)	*Soft drink* (€ 000)	Other sales (€ 000)	Total operations (€ 000)
Revenues (*)					
Net sales to third parties	493,060	120,801	127,378	9,890	751,129
Income and profits					
Income by sector	176,716	13,563	29,235	1,576	221,089
Unallocated expenses					(52,411)
Operating profit					166,661
Net financial income (charges)					(9,622)
Profit (loss) of companies valued at equity	13	4	1	–	19
Tax					(43,076)
Minority interests					(17,061)
Group net profit					96,921
Assets and liabilities					
Assets allocated to segments	705,016	241,845	57,826	–	1,004,687
Equity investments valued at equity	264	48	73	–	385
Other unallocated assets					336,089
Total assets					**1,341,161**
Liabilities allocated to segments	83,451	34,311	25,460	–	143,222
Other unallocated liabilities					568,775
Total liabilities					**711,997**
Other information					
Investments in tangible fixed assets (**):					
– allocated to segments	5,776	12,268	· 847	–	18,891
– unallocated to segments					3,177
Total					**22,068**
Investments in intangible fixed assets (**):					
– allocated to segments	1,380	11,510	10	–	12,900
– unallocated to segments					2,585
Total					**15,485**
Depreciation of tangible fixed assets:					0
– allocated to segments	5,390	4,746	2,533	–	12,669
– unallocated to segments					3,020
Total					**15,689**
Amortisation of intangible fixed assets:					
– allocated to segments	86	62	29	–	177
– unallocated to segments					1,954
Total					**2,131**
Other expenses that did not involve a cash outflow	438	462	–	–	900

(*) There were no inter-segment sales.

(**) In accordance with IAS 14.57, investments also include assets acquired during the period.

Secondary reporting

The following tables show revenues, expenditure on investment in fixed assets and information on the group's assets broken down into geographical segments as at 31 December 2005 and 31 December 2004.

31 December 2005	Italu (€ 000)	Europe (€ 000)	Americas (€ 000)	Rest of world (€ 000)	Total operations (€ 000)
Revenues					
Net sales to third parties	381,505	151,673	242,001	34,765	809,944
Assets					
Allocated assets	582,460	80,266	592,107	8,436	1,263,269
Equity investments valued at equity	–	591	–	–	591
Unallocated assets					337,038
Total assets					**1,600,898**
Other information					
Investments in tangible fixed assets (*):					
– allocated to segments	20,486	4,415	514	–	25,415
– unallocated to segments					1,403
Total					**26,818**
Investments in intangible fixed assets (*)					
– allocated to segments	72	71	174,980	–	175,123
– unallocated to segments					1,795
Total					**176,918**

31 December 2004	Italu (€ 000)	Europe (€ 000)	Americas (€ 000)	Rest of world (€ 000)	Total operations (€ 000)
Revenues					
Net sales to third parties	363,617	141,849	214,592	31,071	751,129
Assets					
Allocated assets	541,730	69,718	388,759	4,480	1,004,687
Equity investments valued at equity	–	385	–	–	385
Unallocated assets					336,089
Total assets					**1,341,161**
Other information					
Investments in tangible fixed assets (*):					
– allocated to segments	10,078	6,569	1,244	1,000	18,891
– unallocated to segments					3,177
Total					**22,068**
Investments in intangible fixed assets (*):					
– allocated to segments	11,667	1,233	–	–	12,900
– unallocated to segments					2,585
Total					**15,485**

(*) In accordance with IAS 14.57, investments also include assets acquired during the period.

8. Revenues and costs

The report on operations provides detailed comments on changes in sales and individual cost categories in the profit and loss account.

A breakdown is provided below of certain revenues and costs, which, in terms of their nature and amount, are significant for the purposes of understanding net profit for the year.

Revenues from the sales of goods and services

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Sale of goods	803,344	743,505
Provision of services	6,600	7,624
Total net sales	**809,944**	**751,129**

The provision of services mainly relates to bottling the products of third parties.

Other income

The following revenues had a positive effect on operating profit:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Royalties	693	967
Other ordinary income		
Capital grants	228	172
Income from the lease of property	1,122	271
Reversals of reserves for risks and charges or other liabilities	3,144	801
Total other ordinary income	**4,494**	**1,244**
One-offs		
Release of unutilised reserves	2,056	1,833
Other windfall gains	1,693	1,073
Capital gains from the sale of tangible fixed assets	2,301	1,058
Total one-offs	**6,050**	**3,964**

Ordinary income for the year includes € 2,518 thousand for the reversal of payables for deposits on packaging previously posted under "other current liabilities."

Following the suspension of the production of returnable bottles in 2003, the payables for which reimbursement was not requested were reversed in the current year.

The release of funds classified under one-off charges relates to the finalisation of pending tax-related lawsuits in respect of Campari do Brasil Ltda.

Other windfalls include reimbursements received by the Parent Company and Campari do Brasil Ltda for costs incurred in previous years.

A portion of the capital gains generated (€ 1.959 million) relates to the sale of a property by Campari Schweiz A.G.

Other costs

The table below gives details of operating expenses relating to the management of operating and finance leases, the Group's property investments and one-off charges.

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Operating leases		
– Minimum payments under operating leases	(3,261)	(2,935)
Finance leases		
– Potential lease payments (index-linked)	(25)	(13)
Other costs		
– Expenses relating to the management of property investments that generated lease income (including maintenance expenses)	(8)	(15)
– Expenses relating to the management of property investments that did not generate lease income (including maintenance expenses)	(17)	(1)
Other one-off operating expenses	(1,340)	(1,749)

Other one-off operating expenses included € 715 thousand for the restructuring of a subsidiary's sales network and miscellaneous staff disputes in respect of Campari do Brasil Ltda.

In the previous year, these one-off costs primarily related to Campari do Brasil Ltda for the provision of miscellaneous tax and staff disputes.

Depreciation and amortisation

The depreciation and amortisation reported in the profit and loss account are broken down by asset type as follows. It should be noted that there were no impairment losses in the two periods reported.

Depreciation, amortisation and any losses in value	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Depreciation of tangible fixed assets	(15,743)	(15,689)
Amortisation of intangible fixed assets	(1,663)	(2,131)
of which:		
Amounts included in cost of goods sold		
– Depreciation of tangible fixed assets	(13,386)	(12,946)
– Amortisation of intangible fixed assets	(45)	(163)
Amounts included in sales and distribution expenses		
– Depreciation of tangible fixed assets	(656)	(527)
– Amortisation of intangible fixed assets	(16)	(14)
Amounts included in general and administrative expenses		
– Depreciation of tangible fixed assets	(1,700)	(2,217)
– Amortisation of intangible fixed assets	(1,603)	(1,955)

Net financial income (charges)

Details of net financial income (charges) reported during the period are as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Net financial charges on bonds	(12,604)	(10,265)
Interest payable to banks	(6,097)	(1,631)
Bank charges	(997)	(836)
Other charges	(537)	(550)
Total financial charges (at cost)	**(20,235)**	**(13,282)**
Unrealised loss on derivatives used for hedging	(323)	
Actuarial interest	(611)	(581)
Total financial charges	**(21,168)**	**(13,863)**
Bank and term deposit interest	5,642	2,944
Other income	5,443	1,843
Total financial income	**11,265**	**4,787**
Net realised exchange rate differences	(454)	(405)
Net unrealised exchange rate differences	450	(141)
Net financial income and charges	**(9,907)**	**(9,622)**

The item "other income" relates primarily to net income generated by the Parent Company on securities no longer held in the Group's portfolio.

With regard to the bonds and private placements issued by the Parent Company and Redfire Inc., the expenses reported above are shown net of the effects of interest rate hedging and, for the Parent Company, exchange rate hedging. Details of gross expenses are as follows:

	31 December 2005			31 December 2004
	Parent Company (€ 000)	Redfire, Inc. (€ 000)	Total (€ 000)	Total (€ 000)
Financial charges to bondholders	(11,355)	(8,520)	(19,875)	(19,117)
Financial charges relating to swaps	(7,186)		(7,186)	(7,189)
Financial income from swaps	11,355	3,102	14,457	16,041
	(7,186)	**(5,418)**	**(12,604)**	**(10,265)**

Personnel costs

This item breaks down as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Wages and salaries	(60,063)	(57,044)
Social security contributions	(14,836)	(14,433)
Costs for post-employment benefits	(1,726)	(2,436)
Cost for share-based payments	(1,009)	(419)
	(77,635)	**(74,332)**

Research and development costs

The Group's research and development activities relate solely to ordinary production and commercial activities; namely, ordinary product quality control and packaging studies in various markets.

These costs are not capitalised, but fully expensed to the profit and loss account in the period when incurred.

9. Current and deferred taxes

Details of current and deferred taxes included in the Group's profit and loss account are as follows:

	31 December 2005 € 000	31 December 2004 € 000
Corporate income tax for the period		
– Taxes for the current year	(31,619)	(31,757)
– Taxes relating to previous financial years	(246)	
Deferred income tax		
– Newly reported and cancelled temporary differences	(19,315)	(11,319)
Income tax posted to the profit and loss account	(51,180)	(43,076)

The amounts of current and deferred taxes credited and debited directly to shareholders' equity during the period relate only to the valuation at fair value of cash flow hedging on future transactions involving sales and purchases in foreign currency.

	31 December 2005 € 000	31 December 2004 € 000
Deferred taxes relating to items debited or credited to shareholders' equity		
Net profit from cash flow hedging valuations	14	–
	14	**0**

The following table shows a reconciliation of the theoretical tax charge with the Group's actual tax charge.

The theoretical rate used is that of the Parent Company which takes into account two rates (IRES and IRAP) that have different tax bases.

Tax base differences are included under the "permanent differences" item.

	31 December 2005 € 000	31 December 2004 € 000
Group profit before tax	**169,193**	**139,997**
Applicable tax rate in Italy	37.25%	37.25%
Group's theoretical taxes at current tax rate in Italy	(63,024)	(52,149)
Lower (higher) tax percentage of foreign companies compared to the theoretical rate	9,290	8,220
Lower (higher) tax percentage of Italian companies compared to the theoretical rate	3,671	3,540
Permanent differences	(2,008)	(2,657)
Other differences on consolidation entries	*891*	(30)
Effective tax charge	**(51,181)**	**(43,076)**
Effective rate	–30.0%	–31.0%

Details of deferred tax income and expense posted to the end-of-period profit and loss account and balance sheet are broken down by type as follows:

	Balance sheet		Profit and loss account	
	31 December 2005 € 000	31 December 2004 € 000	31 December 2005 € 000	31 December 2004 € 000
Deferred tax income				
Deferred expenses	949	1,105	(253)	(674)
Taxed reserves	5,733	8,279	(2,944)	(141)
Past losses	6,502	3,875	913	(1,424)
Fair value valuations	1,553	126	26	126
Other	1,792	2,147	(336)	953
Items debited to shareholders' equity	14		(18)	
	16,543	**15,532**	**(2,612)**	**(1,160)**
Deferred tax expense				
Accelerated depreciation	(6,752)	(5,184)	(1,845)	(1,668)
Capital gains subject to deferred taxation	(407)	(834)	(9)	(2,391)
Goodwill and trademarks deductible locally	(27,870)	(13,110)	(12,854)	(6,531)
Reserves subject to taxation if distributed	(8,331)	(8,331)		
Adjustment to Group accounting principles	3,437	4,646	(1,209)	1,087
Leasing	(1,440)	(654)	(786)	(655)
Other	(1,942)	(1,583)		
	(43,304)	**(25,051)**	**(16,702)**	**(10,158)**

The tax benefit recognised on past losses relates to deferred tax income reported in previous periods by Campari do Brasil Ltda on the basis of its tax losses. Local laws specify that there is no time limit for the temporary use of these losses, but only a limit on usage each year based on taxable income reported in the same year.

The company has already begun to recover these losses in the current year.

10. Basic and diluted earnings per share

Basic earnings per share are determined as the ratio of the Group's portion of net profits for the year to the weighted average number of ordinary shares outstanding during the year. The own shares held by the Group are excluded from the denominator of this ratio.

Diluted earnings per share are determined by taking into account the potential dilution effect resulting from options allocated to beneficiaries of stock option plans in the calculation of the number of outstanding shares.

Basic earnings per share are calculated as follows:

Basic earnings	31 December 2005			31 December 2004		
	Net profit € 000	Shares number	Earnings per share €	Net profit € 000	Shares number	Earnings per share €
Net profit attributable to ordinary shareholders	118,013			96,921		
Weighted average of ordinary outstanding shares		281,194,137			280,806,135	
Basic earnings per share			**0.42**			**0.35**

Diluted earnings per share are calculated as follows:

Diluted earnings	Net profit € 000	31 December 2005 Shares number	Earnings per share €	Net profit € 000	31 December 2004 Shares number	Earnings per share €
Net profit attributable to ordinary shareholders	118,013			96,921		
Weighted average of ordinary shares outstanding net of dilution		284,710,990			281,283,481	
Diluted earnings per share			**0.41**			**0.34**

11. Net tangible fixed assets

Changes in this item are indicated in the table below.

	Land and buildings € 000	Plant and machinery € 000	Other € 000	Total € 000
Opening book value	118,647	167,303	61,696	347,646
Opening accumulated depreciation	(44,426)	(109,786)	(49,210)	(203,422)
Balance at 31 December 2004	**74,221**	**57,517**	**12,486**	**144,224**
Investments	3,281	7,569	3,865	14,715
Change in basis of consolidation	5,303	2,548	152	8,003
Disposals	(140)	(149)	(1,247)	(1,536)
Depreciation and amortisation	(3,590)	(9,416)	(2,313)	(15,319)
Reclassifications	590	1,481	(2,072)	(1)
Reclassification of fixed assets in progress at year-end	654	2,218	(2,871)	–
Write-downs	(1)	–	–	(1)
Exchange rate differences and other changes	1,438	1,783	(828)	2,394
Balance at 31 December 2005	**81,756**	**63,551**	**7,172**	**152,479**
Closing book value	129,772	182,753	58,695	371,220
Closing accumulated depreciation	(48,016)	(119,202)	(51,523)	(218,741)

Investments totalling € 14,715 thousand for the year included € 3,934 thousand for work done on buildings and equipment at the Volos plant in Greece for the start-up of production of Ouzo 12 by the subsidiary Koutsikos Distilleries S.A. The plant commenced operations in the second half of the year.

The Parent Company made investments in its own plants, mainly Novi Ligure, totalling € 5,217 thousand. Of this amount, € 3,244 thousand relates to equipment and machinery for various areas including the liqueur and CampariSoda line, the bulk product and syrup production area, cellars and general plant services.

In addition, € 1,815 thousand was invested by Sella & Mosca S.p.A. in the purchase of agricultural machinery, miscellaneous equipment and a new barrel cellar.

Finally, Barbero 1891 S.p.A. contributed to the Group's investments with € 1,263 thousand for a new line of sparkling wines, electrical equipment and sterilisers.

The only change in the basis of consolidation was the inclusion of Teruzzi & Puthod S.r.l., which was consolidated on 1 December 2005.

For the purposes of clearer reporting, fixed assets in progress at the year end were reclassified under various categories in order to reflect the type of investment.

At 31 December 2005, fixed assets in progress totalled € 2,915 thousand.

The following table provides a breakdown of tangible fixed assets by ownership.

	Owned fixed assets € 000	Fixed assets under finance leases € 000	Total € 000
Land and buildings	57,721	24,035	81,756
Plant and machinery	61,571	1,980	63,551
Other tangible fixed assets	7,078	94	7,172
	126,369	**26,109**	**152,479**

Additional information is provided below:

	Land and buildings € 000	Plant and machinery € 000	Other € 000	Total € 000
Gross value of fully depreciated assets still in operation	3,350	69,091	11,606	84,048
Net value of assets removed from service and not classified as held for sale	–	1,042	2	1,044

12. Biological assets

This item includes biological assets consisting of fruit-bearing and mature vines that provide grapes for wine production.

The vines are located in about 500 hectares of vineyards north of Alghero in Sardinia owned by Sella & Mosca S.p.A., 90 hectares of vineyards in San Gimignano owned by the newly-acquired Teruzzi & Puthod S.r.l. and 73 hectares of vineyards in Saint Gilles, France, which are owned by Société Civile du Domaine de la Margue.

Changes in this item are indicated in the table below. The only change in the basis of consolidation was for Teruzzi & Puthod S.r.l.

	€/000
Opening book value	12,511
Opening accumulated depreciation	(2,983)
Balance at 31 December 2004	**9,528**
Investments	2,203
Change in basis of consolidation	1,395
Disposals	(10)
Depreciation	(426)
Exchange rate differences and other changes	808
Balance at 31 December 2005	**13,497**
Closing book value	16,906
Closing accumulated depreciation	(3,409)

All the investments shown relate to the vineyard equipment of Sella & Mosca S.p.A. With respect to the application of IAS 41 on the accounting treatment for biological assets (vines) and biological products

(grapes), given the unique situation of Sella & Mosca S.p.A. vis-à-vis the territory in which it operates, as described below, it was decided to continue recording these assets at cost, less accumulated depreciation; valuation at fair value would require the following assumptions to be met, which do not apply in the context in which the company operates:

- the presence of an active market in biological products and assets, which in Sardinia is not able to absorb grapes and vines in the quantities concerned due to the lack of buyers and the inability to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method, which cannot be used due to both the inability to set a reliable price for the biological products concerned in the quantity concerned, and the inability to determine or measure the projected cash flows.

The depreciation rate used by Sella & Mosca S.p.A. is 5%.

At 31 December 2005, non-productive biological assets totalled € 6,907 thousand (€ 4,745 thousand in 2004). Agricultural output during the year totalled approximately 43,000 quintals. Given that it was all processed during the year, there were no inventories of this production at the year-end.

13. Investment properties

Investment properties with the highest value consisted of land located near Rome.

This item also includes the residual amount relating to ten apartments, one shop and three warehouses located in the provinces of Milan, Bergamo and Verbania.

With the exception of two occupied apartments, all the properties are vacant.

There were no significant changes during the year apart from a change in the basis of consolidation of € 500 thousand due to the acquisition of Teruzzi e Puthod S.r.l.

The fair value of these properties does not differ significantly from the reported value.

14. Intangible assets with a finite life

Changes in this item are indicated in the table below.

	Software € 000	Other € 000	Total € 000
Opening book value	6,881	13,260	20,141
Opening accumulated amortisation	(4,915)	(11,804)	(16,719)
Balance at 31 December 2004	**1,966**	**1,456**	**3,422**
Change in basis of consolidation	4	–	4
Investments	1,173	758	1,931
Decreases	(10)	–	(10)
Amortisation for the period	(887)	(777)	(1,664)
Reclassifications of fixed assets in progress	20	(20)	–
Exchange rate differences and other changes	172	(45)	127
Balance at 31 December 2005	**2,438**	**1,372**	**3,810**
Closing book value	7,347	13,954	22,194
Closing accumulated amortisation	(5,352)	(12,582)	(18,384)

Intangible assets with a finite life are amortised on a straight-line basis each year in relation to their remaining useful life, taking into account accumulated losses due to a reduction in value. Losses of this type were not reported for these assets.

Increases relating to software mainly relate to the purchase of licenses for software programmes, and for work done to develop the SAP R/3 system at certain Group companies that did not have this system.

15. Goodwill and trademarks

Changes during the year are indicated in the table below:

	Goodwill € 000	Trademarks € 000	Total € 000
Opening book value	553,239	22,389	575,628
Opening impairment	–	–	–
Balance at 31 December 2004	**553,239**	**22,389**	**575,628**
Change in basis of consolidation	–	2	2
Investments	160,442	–	160,442
Exchange rate differences and other changes	14,538	–	14,538
Balance at 31 December 2005	**728,219**	**22,391**	**750,610**
Closing book value	728,219	22,391	750,610
Closing impairment			–

The goodwill reported in the accounts relates to the purchase of companies. From 1 January 2004 goodwill is no longer amortised, but is instead subject to impairment tests annually, or more frequently if events or changes in circumstance indicate a potential loss.

Please see the paragraph below for further details on these valuations.

The increase in goodwill reported during the year was attributable to two factors: Redfire, Inc. acquired a further 30.1% stake in Skyy Spirits, LLC through the exercise of a call option.

The transaction in February 2006 generated goodwill of US$ 155.5 million (€ 117,239 thousand at the exchange rate on the transaction date). This amount was adjusted to year-end exchange rates as required by accounting standard IAS 21 (Effects of changes in foreign exchange rates), and stood at € 131,778 thousand at year-end. The difference between the two amounts is equal to the exchange rate difference shown in the table above.

In addition, the company reported a payable for the remaining portion of the 11% interest held by the company's management team during the year, which is subject to reciprocal put/call option mechanisms to be exercised in 2007. The goodwill generated by this second entry totalled € 43,203 thousand.

The trademarks reported in the accounts are intangible assets with an indefinite useful life resulting from company acquisitions.

They were valued using the cost method. Since 1 January 2004, trademarks are no longer amortised but are instead subject to impairment tests annually, or more frequently if events or changes in circumstances indicate a potential loss.

16. Impairment

The Campari Group performs impairment tests of the value of goodwill annually, or more frequently if there are signs of a loss in value.

For the purposes of evaluating the impairment tests, the amounts for goodwill and trademarks were allocated to the respective units (or groups of units) that generated cash ("cash generating units") on the closing date of the accounts.

Specifically, the cash flow generated by individual products or groups of products (i.e. the Group's trademarks) was used.

The allocation of goodwill and trademarks to individual units is reported in the table below:

	31 December 2005		31 December 2004	
	Goodwill € 000	Trademarks € 000	Goodwill € 000	Trademarks € 000
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	65,941	–	65,941	–
Skyy Spirits, LLC	401,120	–	226,140	–
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	57,254	21	57,254	21
Barbero 1891 S.p.A.	137,859	–	137,859	–
Riccadonna	–	11,300	–	11,300
Other	–	877	–	875
	728,219	**22,391**	**553,239**	**22,389**

The main assumptions for determining the value used by the cash generating units (i.e. the present value of estimated future cash flows that are assumed to result from the continuing use of the asset) are based on the discount and growth rates.

In particular, the Group used discount rates, which are believed to properly reflect market valuations (on the reference date of the estimate) of the present value of money and specific risks connected to individual cash generating units. These rates are between 6.6% and 11.0%.

The projections for operating cash flow are derived from those included in the most recent budgets and plans prepared by the Group for the next three years and extrapolated over ten years on the basis of medium-/long-term growth rates depending on the various characteristics of the assets, but in any event, at rates no higher than the average long-term growth rate in the market in which the Group operates.

The use of a ten-year period is justified by the life cycle of the products with respect to the reference market.

Cash flow projections relate to current operating conditions, and thus do not include cash flows connected with any one-off operations.

The composition of future cash flow estimates was determined on the basis of prudential criteria which hold sales volume constant after the projected horizon of the analysis.

In addition, the projections are based on reasonableness and consistency with respect to the allocation of future general expenses, expected trends in capital investment, conditions of financial equilibrium and macroeconomic assumptions with a particular focus on product price increases, which take into account forecast inflation rates.

None of the impairment tests produced a valuation resulting in a permanent loss of value in 2005 or 2004.

17. Other non-current assets

This item breaks down as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Financial assets for interest rate swaps	5,274	–
Equity investments in other companies	237	257
Security deposits given	1,104	456
Receivables from employee benefit funds	1,165	1,055
Other receivables	3,296	3,322
Own shares (*)	–	29,780
	11,076	**34,870**

Starting on 1 January 2005, the Group applied IAS 32 and 39, with the following effects on the item concerned:

- financial derivatives are recorded at fair value, i.e. the market price for the reference period. As a result of this valuation, the existing interest rate swap to hedge interest rate risk relating to the private placement of Redfire, Inc. led to the posting of a financial asset of € 5,280 thousand, a small amount of which was posted under current financial assets. Please see Note 24 (Financial liabilities) for further details
- shares, which were previously reported under assets at an amount equal to purchase cost, were reported as a reduction to shareholders' equity reserves.

The item "other receivables" includes € 2,966 thousand due from Core One S.r.l. in connection with the 2003 sale to that company of the property located in Via Filippo Turati in Milan, which was the head office of the Parent Company and of several of the Group's Italian companies. The loan carries interest at market rates and matures on 30 July 2008.

Receivables from employee benefit funds relate to insurance contracts linked to benefits granted to current or former employees at some subsidiaries.

The amount of this asset was adjusted for any actuarial gains or losses.

Please see Note 29 (Employee benefits and pension funds) for further details.

18. Inventories

This item breaks down as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Raw materials, supplies and consumables	25,969	35,299
Work in progress and semi-finished products	47,418	29,455
Finished products and goods for resale	61,895	49,656
Payments on account		
	135,283	**114,410**

Inventories are reported minus the relevant provisions for write-downs. The changes are reported in the table below:

	(€ 000)
Balance at 31 December 2004	**3,084**
Provisions	1,965
Amounts used	(1,507)
Exchange rate differences and other changes	150
Balance at 31 December 2005	**3,692**

19. Trade receivables and other receivables

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Trade receivables		
Trade receivables from external customers	218,897	153,677
Trade receivables from Joint venture	6,319	5,420
Receivables in respect of contributions to promotional costs	12,201	7,156
	237,416	**166,253**
Other receivables		
Pre-payments and other receivables from suppliers	3,163	692
Tax credits	12,160	10,357
Receivables from agents and miscellaneous customers	2,628	3,577
Pre-paid expenses	1,440	1,843
Short-term financial receivables from affiliates and joint ventures	2,446	2,387
Other	2,407	4,012
	24,244	**22,868**

These receivables are all due within 12 months.

Trade receivables are reported less year-end bonuses and payables for promotional costs. The latter were reclassified in keeping with adjustments made in the profit and loss account.

Figures for 2004 were adjusted for comparison purposes.

Changes in the provisions for bad debts during the year were as follows.

	(€ 000)
Balance at 31 December 2004	**4,950**
Provisions	826
Amounts used	(1,965)
Exchange rate differences and other changes	578
Balance at 31 December 2005	**4,389**

20. Cash, bank and securities

The table below provides a reconciliation of the "cash, bank and securities" item with the item defined as "cash and cash equivalents" in the cash flow statement.

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Bank current accounts and cash	31,362	27,752
Term deposits	186,137	211,731
Securities readily convertible to cash	27,561	–
Cash and cash equivalents	245,061	239,483
Other securities	2,474	6,467
Total cash, banks and securities	**247,535**	**245,950**

The "cash and cash equivalents" item consists of bank current accounts and other bank deposits available on demand that pay variable rate interest based on LIBOR for the currency and period concerned.

They also include securities that can be readily converted to cash consisting of short-term, highly liquid financial investments that can be quickly converted to known cash instruments with an insignificant risk of change in value.

The other securities consist of SICAVs (open-end investment companies) and other securities, all maturing within 12 months.

21. Short-term financial receivables

This item breaks down as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Net accrued swap interest income/expense on bonds	3,139	3,381
Valuation at fair value of instruments used to hedge private placement	6	
Other financial assets and liabilities	5	512
	3,150	**3,893**

"Accrued income" relates to accrued interest income on financial instruments maturing in January 2006 used to hedge bonds and private placements.

This item also includes the current portion of the valuation at fair value of the Redfire, Inc. derivative.

Please see the comments under Note 24 (Financial liabilities) for additional information.

22. Non-current assets held for sale

This item includes non-current real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

These assets, which are valued at the lower of net book value and fair value net of sales costs, totalled € 127 thousand at 31 December 2004 and € 78 thousand at 31 December 2005.

The reduction was due to the sale of a property that generated a capital gain of € 136 thousand.

23. Share capital and reserves

Share capital

Pursuant to a resolution passed at the extraordinary shareholders' meeting of 29 April 2005, the Parent Company's ordinary shares were split, based on a ratio of ten new ordinary shares with a nominal value of € 0.10 to every ordinary share with a nominal value of € 1.00.

As a result, at 31 December 2005, the share capital was made up of 290,400,000 fully paid-up ordinary shares with a nominal value of € 0.10 each.

Outstanding shares and own shares

Changes in outstanding shares during the year were as follows:

	Number of shares		Nominal value	
	31 December 2005 (*)	31 December 2004 €	31 December 2005 €	31 December 2004
Outstanding shares at the beginning of the period	281,048,090	280,400,000	28,104,809	28,040,000
Purchases for the stock option plan	(193,800)	(1,231,330)	(19,380)	(123,133)
Sales	501,723	1,879,420	50,172	187,942
Outstanding shares at the end of the period	281,356,013	281,048,090	28,135,601	28,104,809
Total own shares held	**9,043,987**	**9,351,910**	**904,399**	**935,191**
Own shares as a % of share capital	3.1%	3.2%		

(*) This number was recalculated following the share split approved by the extraordinary shareholders' meeting of 29 April 2005.

Dividends paid and proposed

The table below indicates dividends approved and paid in 2005 and 2004 and dividends subject to the approval of the shareholders' meeting to approve the accounts at 31 December 2005:

	Total amount		Dividend per share	
	31 December 2005 (€ 000)	31 December 2004 (€ 000)	31 December 2005 (€)	31 December 2004 (€)
Dividends approved and paid during the year on ordinary shares	28,105	24,675	0.100	0.088
Dividends proposed on ordinary shares	28,136 (*)		0.100	

(*) Calculated on the basis of outstanding shares at the date of the Board of Directors meeting on 22 March 2006.

Other reserves

	Stock options (€ 000)	Cash flow hedging (€ 000)	Conversion of accounts in foreign currencies (€ 000)	Total (€ 000)
Balance at 31 December 2004	**419**		**3,142**	**3,561**
Application of IAS 32 and IAS 39				
Cash flow hedging		259		259
Balance at 1 January 2005	**419**	**259**	**3,142**	**3,820**
Cost of stock options for the year	1,009			1,009
Profits (losses) reported in the profit and loss account		(278)		(278)
Amount reported under shareholders' equity		(207)		(207)
Tax effect reported in profit and loss account		19		19
Tax effect reported under shareholders' equity		14		14
Conversion difference			9,963	9,963
Balance at 31 December 2005	**1,428**	**(193)**	**13,105**	**14,340**

Please see Note 30 (Stock option plan) for information on the stock option reserve which is the contra entry for the cost reported in the profit and loss account over the life of the plans.

Please see Note 34 (Financial instruments) for information on the cash flow hedging reserve which reflects the fair value of existing hedges on future sale and purchase transactions.

The conversion reserve reflects all exchange rate differences for accounts of subsidiaries denominated in currencies other than euro.

24. Financial payables

The table below provides a breakdown of the Group's financial liabilities with an indication of the actual interest rate and maturity for each.

	Effective interest rate (*)	Maturity	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Non-current liabilities				
Bond and private placement:				
Private placement	6-month US$ LIBOR + 60-87 basis points	July 2012	143,150	121.583
Bonds	3-6 month € LIBOR + 59 basis points	July 2015 -2018	231,406	256.373
			374,556	**377.956**
Other non-current financial liabilities:				
Payables to banks	1-month US$ LIBOR + 20 basis points	2007-2009	26,749	831
Real estate lease payables	3-month € LIBOR + 59 basis points	February 2012	19,037	22,005
Financial payables for bond-related cross currency swaps			28,438	–
Payables for exercising Skyy put option		2007	45,546	
Other financial payables	€ fixed rate 1.85-4.60%	2007-2015	3,042	4,373
			122,812	**27,209**
Current liabilities				
Payables to banks (**)	1-month US$ LIBOR + 20 basis points	March 2006	112,839	55,571
Other financial payables:				
Real estate lease payables (current portion)	3-month € LIBOR + 59 basis points	2006	3,070	2,942
Bonds (current portion)	6-month US$ LIBOR + 59 basis points	July 2006	3,308	2,940
Accrued interest on bonds and private placement	6-month LIBOR + 59 basis points	January 2006	9,402	8,280
Other financial payables	€ fixed rate 1.85-4.60%	2006	912	1,115
Valuation at fair value of forward contracts			501	
			17,193	**15,277**

(*) The effective interest rate for the private placement and bond takes into account derivatives established for these securities, and thus represents the net cost for the Group.

(**) A portion of the short-term bank debt is denominated in US dollars (equivalent to € 31.4 million), with the remainder denominated in euro.

Please see Note 34 (Financial instruments) for a breakdown of maturities of these liabilities.

Bond and private placement

The financial payable for the private placements issued by the Parent Company and Redfire, Inc., reported at cost at 31 December 2004, was adjusted at 1 January 2005 in accordance with IAS 39, which was applied by the Group starting on that date. Please see Note 36 (Transition to International Accounting Standards) for details on the initial impact of applying these standards.

The Parent Company loan, which is denominated in US dollars at a rate that was originally fixed, was modified using a cross currency swap that eliminated exchange rate risk and converted interest from a fixed to variable rate.

The Redfire, Inc. loan, which also had the same features initially, was the subject of an interest rate swap that changed the rate profile from fixed to variable.

Both of these hedging instruments were valued at fair value and the relevant changes reported in the profit and loss account. Having determined the effectiveness of the hedging transactions, the hedged instrument was also valued at fair value with changes in the opposite direction (+/–) also reported in the profit and loss account. Thus, the amounts reported in the "bond" and "private placements" items represent the fair value of the payable concerned. The Parent Company's cross currency swap has a negative fair value of € 28,438 thousand, which is reported under non-current financial liabilities, while the Redfire, Inc. interest rate swap has a positive fair value of € 5,280 thousand, which is reported under non-current and current financial assets.

The current portion of these loans relates solely to the principal portion of US$ 4 million maturing in 2006 for the Redfire, Inc. private placement.

Accrued interest on bonds

This relates to the portion of interest accrued in 2005 that will be paid in January 2006. The positive effect of the accruals resulting from the hedge transactions noted above is classified under short-term financial receivables.

Payables to banks

The non-current portion of payables to banks includes € 25,430 thousand for a medium/long-term line of credit in the amount of US$ 30 million opened by Redfire, Inc. for the purpose of acquiring the 30.1% stake in Skyy Spirits, LLC in February 2005.

It also includes two medium/long-term bank loans of Société Civile du Domaine de la Margue and Koutsikos Distilleries S.A. totalling € 705 thousand and € 600 thousand respectively.

The current portion of these loans includes, in addition to the short-term portion, short-term lines of credit or other short-term loans used by the Parent Company and Redfire, Inc.

A portion of these payables (€ 5,520 thousand) is due after the reporting year.

Payables for exercising the Skyy Spirits, LLC put option

The payable for exercising the Skyy Spirits, LLC put option relates to a contract that sets out a mechanism of reciprocal options maturing in 2007 which were provided to Redfire, Inc. and the management of Skyy Spirits, LLC for the purchase/sale of equity investments held by them at a price of between 5-15 times average pro-rata earnings before taxes generated by the company during the life of the option.

The amount was determined by discounting the expected disbursement on the basis of expected final profits.

The posting of the payable resulted in the reclassification of the minority shareholders' equity relating to Skyy Spirits, LLC and the posting of goodwill of € 43,203 thousand.

Other financial payables

This item relates to medium- and long-term loans and mortgages obtained by Sella & Mosca S.p.A. and Zedda Piras S.p.A. secured by mortgages on land and buildings and by liens on equipment and machinery.

This item also includes a loan agreement of the Parent Company with the industry ministry, with repayment in 10 annual instalments starting in February 2006.

Valuation of forward contracts at fair value

This item relates to the fair value of forward purchases and sales of foreign currency carried out by Campari International S.A.M. to cover its projected purchases and sales of goods in currencies other than euro.

A portion of these transactions (€ 193 thousand) was posted as a contra entry to the shareholders' equity reserves since they involved the hedging of cash flows that had not been generated.

25. Reserves for risks and charges

The table below indicates changes to this item during the period:

	Tax provisions (€ 000)	Reserve for industrial restructuring (€ 000)	Agent severance fund (€ 000)	Other (€ 000)	Total (€ 000)
Balance at 1 January 2005	**1,789**	**4,571**	**1,454**	**6,464**	**14,278**
Change in basis of consolidation				475	475
Provisions	618	–	938	918	2,474
Amounts used	(531)	(2,400)	(218)	(2,685)	(5,834)
Releases	(2,056)		(82)	(544)	(2,682)
Exchange rate differences and other changes	825		–	531	1,356
Effects of discounting			49	–	49
Balance at 31 December 2005	**644**	**2,171**	**2,140**	**5,159**	**10,115**
of which, projected disbursement					
due within 12 months	381	2,171	1,325	3,913	7,409
due after 12 months	263		815	1,247	2,062

The release of the tax reserve was due to the favourable final judgment issued in February 2006 by the Supreme Court of Brazil concerning a tax dispute. The company then released the reserve set aside for this liability.

The reserve for industrial restructuring reported by the Parent Company was created in 2002 to cover the restructuring programme for the Group's industrial sites.

The agent severance fund covers the estimate of the probable liability to be incurred for disbursing the compensation due to agents at the end of the relationship, taking into account all variables that could affect the amount.

In addition, this amount was discounted using the appropriate rate.

At 31 December 2005, "other reserves" included reserves for miscellaneous lawsuits of € 2,232 thousand and reserves for group restructuring and rationalisation totalling € 2,404 thousand.

26. Trade payables and other current liabilities

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Trade payables to external suppliers	148,195	124,399
Trade payables to affiliated companies	2,004	3,247
Payables to suppliers	150,199	127,646
Other current liabilities		
Deposits on packaging	–	2,667
Payroll	15,745	13,931
Amounts due to agents	5,836	5,260
Deferred income	3,368	2,825
Accrued realised capital gains	4,942	5,765
Unconfirmed contributions received	2.020	1,590
Other	2,844	1,288
	34,754	**33,326**

Following the suspension of returnable bottles production in 2003, the payable for deposits on packaging, which is related to the returnable packaging for some products, was reversed for the portion of unreturned packaging with the resulting entry of a windfall gain of € 2,518 thousand.

The payable for "contributions received" relates to advances collected by Sella & Mosca S.p.A. in respect of the regional operating programme (POR) for Sardinia, for investments in progress, and contributions received for vineyard equipment during the pre-production phase.

The contributions are confirmed only after the equipment has been tested, and are then moved to deferred income and reported in the profit and loss account based on the useful life of the equipment.

The accruals for realised capital gains refer to the amount posted by the Parent Company in 2003 as an adjustment to the capital gain generated on the sale of the property in Via Filippo Turati in Milan to take into account expected future expenses.

The portion of the amount over 12 months (but less than 5 years) was € 4,119 thousand.

27. Capital grants

Changes in grants certain to be received, and posted under deferred income, are shown below.

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Amounts included in deferred income at 1 January	2,486	1,719
Amounts received during the period	110	1,201
Amounts posted to the profit and loss account	(443)	(342)
Amounts included in deferred income at 31 December	2,153	2,579

28. Payables to tax authorities

This item breaks down as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Corporate income tax	2,316	1,094
Value-added tax	7,742	5,749
Tax on alcohol production	13,477	11,649
Withholding and other taxes	1,523	1,967
	25,058	**20,459**

Corporate income tax payable is shown net of advance payments and taxes withheld at source.

These payables are all due within 12 months.

29. Employee benefits and pension funds

The staff severance fund, which relates to employees of the Group's Italian companies, falls under the category of defined benefit plans covered by IAS 19 (Employee benefits).

In addition, other Group companies have the same type of plans for their current or former employees.
These other plans have the benefit of dedicated assets.

They are subject to actuarial valuations to express the present value of benefits payable upon the termination of employment that employees have accrued as at the date of the accounts.

A summary of obligations and related assets for 2005 and the two previous years is shown below.
Since it is an internally-financed obligation, the staff severance fund does not hold any dedicated assets.

Staff severance fund obligations for the last 3 years	Staff severance fund 31 December 2005 (€ 000)	Staff severance fund 31 December 2004 (€ 000)	Staff severance fund 31 December 2003 (€ 000)
Defined benefit obligations	12,534	13,534	12,958

Other plans with defined benefit obligations, which are financed by dedicated assets, are summarised below.

Obligations for other plans for the last 3 years	Other plans 31 December 2005 (€ 000)	Other plans 31 December 2004 (€ 000)	Other plans 31 December 2003 (€ 000)
Defined benefit obligations	1,754	1,690	1,061
Assets dedicated to the plan	(1,165)	(1,055)	(1,584)
Plan surplus (deficit)	589	635	(523)

The tables below summarise the components of the net cost of benefits reported in the consolidated profit and loss account in 2005 and the previous period:

Net cost in profit and loss account	Staff severance fund 31 December 2005 (€ 000)	Staff severance fund 31 December 2004 (€ 000)	Other plans 31 December 2005 (€ 000)	Other plans 31 December 2004 (€ 000)
Current service cost	1,727	1,090	–	–
Net actuarial (gains) losses	(402)	1,346	55	7
Interest charges	468	581	143	–
	1,793	**3,017**	**198**	**7**

Changes in the present value of defined benefit obligations over the year are shown below.

Changes in present value of obligations	Staff severance fund 31 December 2005 (€ 000)	Staff severance fund 31 December 2004 (€ 000)	Other plans 31 December 2005 (€ 000)	Other plans 31 December 2004 (€ 000)
Present value at 1 January	13,534	12,958	1,690	1,061
Current service cost	1,727	1,090	–	692
Benefits paid	(2,793)	(2,441)	(134)	(79)
Financial charges	468	581	143	
Actuarial gains (losses)	(402)	1,346	55	16
Present value at 31 December	**12,534**	**13,534**	**1,754**	**1,690**

Changes during the year in the fair value of assets relating to other plans were as follows:

Changes in the fair value of assets supporting other plans	Other plans 31 December 2005 (€ 000)	Other plans 31 December 2004 (€ 000)
Present value at 1 January	1,055	1,584
Benefits paid	(100)	(536)
Actuarial gains (losses)	210	7
Present value at 31 December	1,165	1,055

Dedicated assets linked to the plans are classified under "non-current assets" with comments under Note 17.

The main assumptions used in determining the obligations resulting from the plans described are indicated below.

Assumptions used	Staff severance fund 31 December 2005	Staff severance fund 31 December 2004	Other plans 31 December 2005	Other plans 31 December 2004
Discount rate	4.0%	4.5%	3-6%	3-6%
Future salary increases	3.0%	3.0%	1.5%	1.5%
Future pension increases	1.2%	1.6%		
Staff turnover rate	5.0%	5.0%		
Inflation rate	1.5%	2.0%		

The trend in medical cost are not included in the assumptions used in determining the above obligations. Thus, any changes in these rates would not have any effect.

On the basis of information available when the accounts were prepared, the Group expects to make payments of about € 1.6 million in 2006 for disbursements relating to the plans described.

30. Stock option plan

Pursuant to Consob resolution 11971 of 14 May 1999 and subsequent revisions, and Consob communication 11508 of 15 February 2000, the following information is provided on the stock option plan (the "Plan") approved by the Board of Directors of Davide Campari-Milano S.p.A. on 15 May 2001, which incorporated the framework plan for the general regulation of stock options for the Campari Group, approved by the shareholders' meeting on 2 May 2001:

i) the purpose of offering stock options is to enable beneficiaries who occupy key positions in the Group to own shares in Davide Campari-Milano S.p.A., so that they have the same interest in the company's success as other shareholders, and to encourage loyalty in view of the major strategic goals to be achieved;

ii) plan recipients are employees, directors and/or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the date that the shares were allocated, were employees and/or directors of a Group company without interruption;

iii) the allocation of options is unconditional and enables beneficiaries to exercise options on the day after the plan expires, i.e. 30 June 2006 (the partial exercise of options is not allowed). The subscription price corresponds to the price of placing the stock on the stock market;

iv) the regulations for the stock option plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code;

v) in 2004 and 2005, another four allocations of stock options were approved which are also governed by the framework agreement approved by the shareholders' meeting of 2 May 2001. These allocations enable beneficiaries to exercise options for a period of 30 days starting on the day after the maturity of options assigned in 2004, i.e. 30 June 2009, while for allocations in 2005, the window for exercising options is

from November 2009 to November 2011; the share subscription price is equal to the weighted average market price for the month preceding the date on which the options were allocated in this case too, the regulations for the stock option plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code;

vi) the Board of Directors has the right to prepare regulations, select beneficiaries and determine the quantities and values for the execution of stock option plans in addition, Davide Campari-Milano S.p.A. reserves the right, at its sole discretion, to modify the Plan and Regulations as necessary or appropriate to reflect revisions to laws in force, or for other objective reasons that would warrant such modification.

The following table shows changes in stock option plans during the periods concerned.

	2005		2004	
	Number of shares €	Average allocation/ exercise price €	Number of shares	Average allocation/ exercise price
Options outstanding at the beginning of the period	**12,007,160**	**3.51**	**9,806,310**	**3.10**
Options granted during the period	852,177	6.10	5,767,190	3.99
(Options cancelled during the period)	(283,417)	3.58	(1,686,740)	3.13
(Options exercised during the period) (**)	(501,723)	3.16	(1,879,600)	3.10
(Options expired during the period)	–	–	–	–
Options outstanding at the end of the period (*)	**12,074,197**	**3.72**	**12,007,160**	**3.51**
of which, those that can be exercised at the end of the period.	–	–	–	–

(*) The options reported included options for 5,639,440 shares at 31 December 2005 (6,290,200 at 31 December 2004) which were not recognised under IFRS 2 since they were allocated prior to 7 November 2002.

(**) The average market price on the exercise date was € 5.88 in 2005 (€ 3.86 in 2004).

The average remaining life of outstanding options at 31 December 2005 was 2.18 years (2.93 years at 31 December 2004).

The exercise price interval for these options was from € 3.10 to € 6.43.

The average fair value of options granted during the year was € 1.07 (€ 0.75 in 2004).

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share value, expected volatility and risk-free rate. The key data included in the model for options assigned in 2004 and 2005 are shown in the following table:

	2005	2004
Expected dividends (%)	1.66	2.17
Expected volatility (%)	21.41	19
Historical volatility (%)	21.41	19
Market interest rate	2.93%	3.53%
Expected option life (years)	4.93	5
Exercise price (€)	6.23	3.99

Volatility was estimated with the help of data supplied by a market information provider and shared with a leading bank, and it corresponds to volatility recorded in the 365 days before the plan allocation.

This estimate is required since there is no historical volatility with a duration equal to the plan period concerned.

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover the stock option plan. The following table shows changes in the number of own shares held during the comparison periods.

	Number of own shares		Purchase price	
	31 December 2005	31 December 2004 (*)	31 December 2005	31 December 2004
Balance at 1 January	9,351,910	10,000,000	29,774,604	31,000,000
Purchases	193,800	1,231,330	1,095,355	4,606,000
Sales	(501,723)	(1,879,420)	(1,585,488)	(5,826,000)
Balance at 31 December	9,043,987	9,351,910	29,284,471	29,780,000
% of share capital	3.1%	3.22%		

(*) Recalculated based on the stock split in 2005.

31. Commitments and risks

The main commitments and risks of the Campari Group on the closing date of the accounts are shown below.

Non-cancellable operating leases with the Campari Group as lessor

The amounts due by the Group in future periods for operating leases on personal property are indicated in the table below.

	31 December 2005 Minimum future payments (€ 000)
Under one year	2,632
One to five years	2,773
Over five years	631
	6,036

Of this amount, € 2.8 million relates to motor vehicles, € 1.1 million for computers and the remainder for various types of machinery.

Non-cancellable finance leases with the Campari Group as lessor

The commitment in relation to the finance lease entered into by the Parent Company in 2003 for the property complex in Novi Ligure stipulates the following future minimum payments. The relationship between these and their present value is also reported.

	31 December 2005	
	Minimum future payments (€ 000)	Present value of future payments (€ 000)
Under one year	2,945	3,495
One to five years	15,964	17,474
Over five years	3,020	3,036
Total minimum payments	**21,929**	
Financial charges	2,076	
Present value of minimum future payments	**24,005**	**24,005**

Existing contractual commitments for the purchase of properties, equipment and machinery

These commitments totalled € 1.1 million, and all expire within the year.

Other commitments

The Group's other commitments for purchases of goods or services were as follows:

	31 December 2005			
	Purchases of raw materials (€ 000)	Sponsorship pledges (€ 000)	Leasing (€ 000)	Total (€ 000)
Under one year	11,717	1,335	3,330	13,052
One to five years	11,571	1,402	10,541	12,972
Over five years	–	–	648	–
	23,288	**2,737**	**14,519**	**26,025**

Purchases of raw materials primarily relate to the Parent Company's commitments for purchases of wine and grapes for the production of Cinzano still and sparkling wines. These multi-year contracts are entered into directly with the sellers pursuant to the Moscato d'Asti producers agreement.

Leases and rentals include € 10.1 million for the Parent Company's lease agreement with Core One S.r.l. for the property located at Via Filippo Turati in Milan, the head office of the company and other Italian subsidiaries.

Restrictions on the title and ownership of properties, equipment and machinery pledged to secure liabilities

The Group has several existing loans, with a current balance of € 932 thousand, secured by mortgages on land and buildings and liens on machinery and equipment. The original amount of these securities was € 13,281 thousand.

Other guarantees

The Group has issued other forms of security in favour of third parties. Specifically, it reported customs bonds for excise taxes totalling € 43,521 thousand at 31 December 2005 (€ 36,970 thousand at 31 December 2004) and other guarantees totalling € 5,180 thousand.

32. Related parties

The Parent Company Davide Campari-Milano S.p.A. is controlled by Alicros S.p.A., with which the Group has not entered into transactions except for the purchase from Alicros S.p.A. of excess 2004 income tax payments of € 1,460,808 resulting from the 2005 tax return.

Dealings with related parties are entered into solely with affiliated companies and joint ventures. They form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions completed with related parties were carried out in the Group's interest.

The amounts of trade and financial transactions entered into with related parties are set out below.

	31 December 2005				2005			
	Trade receivables	Trade payables	Financial receivables	Other	Sale of merchandise	Trade allowances	Financial income	Other
Fior Brands Ltd.	1,285	(454)	1,446	9	3,192	(1,578)	74	29
International Marques V.c.f.	847	(197)			3,440	(984)		(3)
M.C.S. S.c.a.r.l.	1,916	(339)	1,000	5	5,489	(1,744)	23	25
SUMMA S.L.	2,270	(1,014)			6,862	(3,441)		20
	6,319	**(2,004)**	**2,446**	**14**	**18,982**	**(7,747)**	**97**	**71**

	31 December 2004				2004			
	Trade receivables	Trade payables	Financial receivables	Other	Sale of merchandise	Trade allowances	Financial income	Other
Fior Brands Ltd.	1,014	(3)	1,387	9	3,218	(1,550)	68	
International Marques V.c.f.	820	(10)		113	3,397	(965)		
M.C.S. S.c.a.r.l.	2,154	(1)	1,000	5	5,722	(1,991)	224	
SUMMA S.L.	1,432	(3,233)			6,917	(3,274)		
	5,420	**(3,247)**	**2,387**	**127**	**19,254**	**(7,780)**	**292**	**0**

Remuneration paid to the Parent Company's directors who held management positions in the Group with strategic responsibility was as follows:

	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Short-term benefits	3,309	6,349
Post-employment benefits (staff severance fund)	18	17
Employment termination benefit	–	–
Share-based payments	342	171
Other long-term benefits	–	–
	3,669	**6,537**

33. Risk management procedures and hedging transactions

The Group's main financial instruments include current accounts, short-term deposits, short- and long-term loans from banks, finance leases and bonds.

The purpose of these is to finance the Group's operating activities.

In addition, the Group has trade receivables and payables resulting from its operations.

The Group makes use of derivatives, primarily interest rate swaps, cross currency swaps and forward contracts to hedge interest rate and foreign exchange risk.

The main financial risks to which the Group is exposed are market risks (currency and interest rate), credit and liquidity risks. These risks are listed below, together with an explanation of how they are managed.

Foreign exchange risk

Around 34% of the Group's consolidated net sales in 2005 came from outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in respect of the US dollar and the Brazilian real at the present time.

In addition, the Group has several loans outstanding – including a private placement and bond – in US dollars, which were obtained to cover the acquisitions of a number of companies.

With regard to the United States, Brazil and Switzerland, the presence of the Group's permanent facilities in those countries means that this risk is partially hedged against since both expenses and revenues are denominated in the same currency. In addition, a portion of the cash flow from ordinary operations is used to repay outstanding debt in the United States.

With regard to sales outside the eurozone made by Campari International, the Group's policy is to control this risk using forward sales.

In addition, the Group decided to hedge the foreign exchange risk relating to the bond using a cross currency swap.

Interest rate risk

In order to take advantage of opportunities offered by low market interest rates, the Group has taken steps to convert long-term financial instruments issued with fixed rates (and thus exposed to fair value risk) into variable-rate debt through an interest rate swap.

All other financial liabilities, except certain loans obtained by Sella & Mosca S.p.A., Zedda Piras S.p.A. and one of the Parent Company's small loans, are at variable rates, as are financial assets.

This exposes the Group to the risk of rate fluctuations.

The recent interest rate hike in both the eurozone and US dollar areas has led the Group to convert a portion of its euro-denominated debt to fixed rates, although this conversion will take effect only in July 2008 (negotiated amount and rate).

This transaction took place after the reporting date through a forward-starting interest rate swap.

Credit risk

Financial transactions are carried out with leading domestic and international institutions with a high rating. This risk is therefore deemed to be insignificant.

With regard to trade transactions, the Group works with medium-sized and large customers (mass retailers, domestic and international distributors) on which credit checks are performed in advance.

In addition, the trade conditions initially granted are particularly tight.

Each company subsequently initiates an assessment and control procedure for its customer portfolio.

As a result, historical losses on receivables are very low as a percentage of revenues and do not require special coverage and/or insurance.

Liquidity risk

The Group's exceptional ability to generate cash through its operations allows it to reduce liquidity risk to a minimum. The latter is defined as the difficulty of raising funds to cover the payment of the Group's financial obligations.

34. Financial instruments

Fair value

For each category of financial assets and liabilities, a comparison between the fair value for the category and the corresponding book value is shown below.

	Book value		Fair value	
	31 December 2005 (€ 000)	31 December 2004 (€ 000)	31 December 2005 (€ 000)	31 December 2004 (€ 000)
Financial investments				
Cash and bank	217,500	239,483	217,500	239,483
Marketable securities	30,035	6,467	30,035	6,467
Financial liabilities				
Payables to banks	(139,588)	(56,402)	(139,588)	(56,402)
Real estate lease payables	(22,107)	(24,946)	(22,107)	(24,946)
Bonds	(259,844)	(256,373)	(259,844)	(259,390)
Private placement	(141,178)	(124,523)	(141,178)	(125,477)
Accrued interest on bonds	(6,263)	(4,899)	(6,263)	(4,899)
Payables for exercising put option of Skyy Spirits, LLC	(45,546)	–	(45,546)	–
Other debt	(3,954)	(5,488)	(3,954)	(4,373)
Other financial assets and liabilities	(501)	–	(501)	665

The method used for determining fair value was as follows:

- for the valuation of hedging instruments at fair value, the company used data provided by a leading financial information agency;
- the fair value of underlying debt was obtained by discounting all remaining cash flows at rates in effect at the end of the year;
- for the other financial assets and liabilities, fair value corresponds to their nominal value since these are items that can be readily converted to cash.

Interest rate risk

A breakdown by maturity of the book values of individual categories of financial instruments based on their exposure to the risk of rate fluctuations is shown below.

31 dicembre 2005	Up to 1 year (€ 000)	1-2 years (€ 000)	2-3 years (€ 000)	3-4 years (€ 000)	4-5 years (€ 000)	Over 5 years (€ 000)	Total (€ 000)
VARIABLE RATE							
Financial investments							
Bank current accounts and term deposits	217,500						217,500
Marketable securities	30,035						30,035
							0
Financial liabilities							0
Debt and loans due to banks	(112,839)	(25,555)	(117)	(706)	(66)	(305)	(139,589)
Bonds	(3,243)					(259,843)	(263,086)
Private placement	(6,322)	(10,081)	(10,531)	(10,531)	(7,116)	(99,621)	(144,202)
Property leases	(3,070)	(3,051)	(3,132)	(3,193)	(3,277)	(6,386)	(22,107)
Financial liabilities for forward contracts	(501)						(501)
Payables for exercising the Skyy Spirits, LLC put option		(45,546)					(45,546)
Other financial payables	(912)	(802)	(335)	(345)	(325)	(1,232)	(3,950)
Projected net cash flows	**120,648**	**(85,035)**	**(14,114)**	**(14,775)**	**(10,783)**	**(367,387)**	**(371,446)**
FIXED RATE							
Other financial payables	**(912)**	**(802)**	**(335)**	**(345)**	**(325)**	**(1,232)**	**(3,950)**

31 dicembre 2004	Up to 1 year (€ 000)	1-2 years (€ 000)	2-3 years (€ 000)	3-4 years (€ 000)	4-5 years (€ 000)	Over 5 years (€ 000)	Total (€ 000)
VARIABLE RATE							
Financial investments							
Current accounts at banks and term deposits	239,483						239,483
Marketable securities	6,467						6,467
Financial liabilities							
Debt and loans due to banks	(55,571)			(117)	(358)	(356)	(56,402)
Bonds	(3,369)					(256,386)	(259,755)
Private placement	(4,470)	(2,940)	(9,066)	(9,066)	(9,053)	(91,446)	(126,040)
Property leases	(2,942)	(3,070)	(3,051)	(3,132)	(3,090)	(9,662)	(24,946)
Other financial payables	(1,115)	(1,072)	(1,226)	(335)	(345)	(1,395)	(5,488)
Projected net cash flows	**178,483**	**(7,082)**	**(13,343)**	**(12,649)**	**(12,845)**	**(359,245)**	**(226,681)**
FIXED RATE							
Other financial payables	**(1,115)**	**(1,072)**	**(1,226)**	**(335)**	**(345)**	**(1,395)**	**(5,488)**

Credit risk

The only case of a significant concentration of trade receivables is the US market where all players in the beverage sector face the risk of concentration.

Thus, the maximum possible risk relates to total trade receivables of the US subsidiary, which amounted to € 36.7 million at 31 December 2005.

Hedging activities

Cash flow hedging

At 31 December 2005, Campari International S.A.M. had outstanding forward contracts to hedge its 2006 budget for sales and purchases in currencies other than euro.

The following table summarises the terms of the major contracts.

	Nominal amount	Maturity	Average exchange rate
Forward contracts to hedge cash flows from future sales			
Sales			
US$	25,418	30 March 2007	1.25
CHF	8,150	31 January 2007	1.58
Forward contracts to hedge cash flows for future purchases			
Purchases			
US$	9,826	30 March 2007	1.25

Contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The hedging met the requirements for effectiveness, and an unrealised loss of € 193 thousand was suspended in shareholders' equity reserves with a related deferred tax effect of € 14 thousand.

Fair value hedging

In addition to the above hedging arrangements, Campari International S.A.M. had outstanding forward contracts on receivables and payables in its accounts at 31 December 2005.

An interest rate swap with a total notional amount of US$ 166 million and a cross currency swap on interest and exchange rates with a total notional amount of US$ 300 million were used as hedging instruments for the bond and private placement noted above. Both have the same maturities as the underlying debt.

During the year, the fair value of the financial instruments declined by € 143 thousand; this reduction in value was posted to the profit and loss account.

35. Employees

The average number of employees, by business area, is as follows:

	31 dicembre 2005	31 dicembre 2004
Produzione	713	733
Vendita e distribuzione	501	493
Generale	323	320
Totale	**1.536**	**1.545**

57% of employees are based in Italy and the remainder abroad. By category, the breakdown is as follows:

	31 dicembre 2005	31 dicembre 2004
Dirigenti	83	80
Impiegati	844	840
Operai	609	625
Totale	**1.536**	**1.545**

36. Transition to International Accounting Standards (IAS/IFRS)

In accordance with the provisions of Regulation (EC) 1606/2002 of July 2002, the Campari Group adopted the international accounting standards (IAS/IFRS) issued by the International Accounting Standards Board from 1 January 2005.

This section shows reconciliations between the profit and loss account and shareholders' equity figures calculated according to Italian accounting standards, and those resulting from the application of IAS/IFRS for the preceding comparison periods, as required by IFRS 1 (First-Time adoption of international financial reporting standards), as well as the related explanatory notes.

The standards applied in the preparation of the following figures are the same as those applied at 31 December 2005. Please see Note 4 (Summary of accounting principles) of the notes to the accounts for further details.

Note that we have made some balance sheet adjustments to the figures at 31 December 2004 shown in the appendix published with the half-yearly report at 30 June 2005 to better reflect the new structure of the balance sheet.

First-time adoption of international accounting standards

The Campari Group has applied the international accounting standards retrospectively, except where exemptions granted by IFRS 1 have been applied.

Specifically, the accounting options adopted by the Group for the first-time application of the international accounting standards are as follows:

- business combinations: the Group chose not to apply IFRS 3 (Business combinations) retrospectively to the transactions that took place before the date of transition to IAS/IFRS (1 January 2004); amortisation of goodwill and trademarks has therefore not been calculated since 1 January 2004;
- fair value or revaluation as deemed cost:
  the Group chose to maintain the historical cost as an alternative to fair value or revalued cost at the date of transition, maintaining the revaluations carried out before 1 January 2004. At the date of revaluation, the new value was comparable to the fair value;
- employee benefits:
  the Group decided to recognise all cumulative actuarial gains and losses as of 1 January 2004, resulting from the valuations of employee benefits as defined benefit plans;
- cumulative translation differences:
  the Group reset to zero the cumulative translation differences resulting from the consolidation of foreign subsidiaries outside the eurozone as of the date of transition to IAS/IFRS (1 January 2004);
- financial instruments:
  the Group opted to apply IAS 39 (Financial instruments: recognition and measurement) and IAS 32 (Financial instruments: disclosure and presentation) from 1 January 2005;
- share-based payments:
  in the case of equity-settled transactions, the Group applied IFRS 2 (Share-based payments) to the allocation of stock options issued after 7 November 2002, which had not expired when IFRS 2 came into force (1 January 2005);
- non-current assets held for sale:
  the Group chose to apply IFRS 5 (Non-current assets held for sale and discontinued operations) in advance to periods ending before the effective date of IFRS 5 (1 January 2005).

The valuation and measurement of figures shown in the reconciliation statements below are based on the International Accounting Standards and interpretations thereof, and guidelines issued by the International Financial Reporting Interpretation Committee (IFRIC), effective from 31 December 2005.

Reconciliations required by IFRS 1

In compliance with the requirements of IFRS 1, this note illustrates the reconciliation between the profit and loss account figures for the year ending 31 December 2004 and the shareholders' equity figure at 1 January 2004 and 31 December 2004, prepared according to Italian accounting principles, with the corresponding values reclassified under IAS/IFRS.

The figures shown here at 1 January 2004 and for the year ending 31 December 2004 have been audited.

Effects of the transition to IAS/IFRS on the balance sheet at 31 December 2004

(€ 000)	Italian accounting standards (*)	Reclassification owing to changes in accounting treatment	Effect of transition to IAS/IFRS Reclassification	Note	Adjustments	Note	IAS/IFRS	
Assets								**Assets**
Non-current assets								**Non-current assets**
Net tangible fixed assets	156,923	–	(12,747)	i, ii, iii	48	C	144,224	Net tangible fixed assets
	–	–	9,528	i	–		9,528	Biological assets
	–	–	4,071	ii	–		4,071	Investment property
Goodwill, net of amortisation	519,715	20,856	–		35,057	B	575,628	Goodwill and trademarks
Other intangible fixed assets, net of amortisation	29,356	(20,856)	(2,560)	iii, iv	(2,518)	A	3,422	Intangible assets with a finite life
Equity investments	642	(257)	–		–		385	Investments in affiliated companies and joint ventures
Own shares	29,780	–	–		–		29,780	Own shares
	–	15,201	–		331	H	15,532	Deferred tax assets
Other assets	5,035	257	(410)	v	208	D	5,090	Other non-current assets
Total non-current assets	**741,451**	**15,201**	**(2,118)**		**33,126**		**787,660**	**Total non-current assets**
Current assets								**Current assets**
Inventories	114,410	–	–		–		114,410	Inventories
Receivables from customers, net of provisions for bad debts and year-end bonuses	173,129	7,606	(14,482)	viii	–		166,253	Trade receivables
Receivables in respect of contributions to promotional costs	7,606	(7,606)	–		–		–	
Short-term financial receivables	512	–	3,381	vi	–		3,893	Short-term financial receivables
Cash and bank	239,483	6,467	–		–		245,950	Cash, bank and securities
Marketable securities	6,467	(6,467)	–		–		–	
Tax credits	10,357	(10,357)	–		–		–	
Deferred tax assets	15,201	(15,201)	–		–		–	
Other current assets	19,802	10,357	(7,291)	iv, v, vi	–		22,868	Other receivables
Total current assets	**586,967**	**(15,201)**	**(3,910)**		**–**		**553,374**	**Total current assets**
	–	–	127	ii	–		127	Non-current assets held for sale
Total assets	**1,328,418**	**–**	**(5,901)**		**33,126**		**1,341,161**	**Total assets**

Effect of transition to IAS/IFRS

(€ 000)	Italian accounting standards (*)	Reclassification owing to changes in accounting treatment	Effect of transition to IAS/IFRS Reclassification	Note	Adjustments	Note	IAS/IFRS	
Liabilities and shareholders' equity								**Liabilities and shareholders' equity**
Shareholders' equity								**Shareholders' equity**
Share capital	29,040	–	–		–		29,040	Share capital
Reserves	566,932	–	–		28,820		595,752	Reserves
Group's portion of shareholders' equity	595,972	–	–		28,820		624,792	Group's portion of shareholders' equity
	–	4,268	–		104		4,372	Minorities' share capital
Total shareholders' equity	**595,972**	**4,268**	**–**		**28,924**		**629,164**	**Total shareholders' equity**
Non-current liabilities								**Non-current liabilities**
Payables to banks	3,580	(3,580)	–		–		–	
Property lease payments less current portion	22,004	(22,004)	–		–		–	
Bonds	257,954	122,023	(2,021)	iv	–		377,956	Bonds
Private placement	122,023	(122,023)	–		–		–	
Non-current payables to other financial organisations	1,625	(1,625)	–		–		–	
Non-current financial liabilities	–	27,209	–		–		27,209	Other non-current financial liabilities
Staff severance fund and other employee-related funds	15,154	1,621	(499)	v	(1,052)	D	15,224	Staff severance fund and other employee-related funds
	–	16,217	–		(1,939)	E, F	14,278	Reserve for risks and future liabilities
Non-current payables to tax authorities	1,789	(1,789)	–		–		–	
Deferred tax liabilities	17,858	–	–		7,193	H	25,051	Deferred tax liabilities
Other non-current liabilities	16,049	(16,049)	–		–		–	Other non-current liabilities
Minority interests	4,268	(4,268)	–		–		–	
Total non-current liabilities	**462,304**	**(4,268)**	**(2,520)**		**4,202**		**459,718**	**Total non-current liabilities**
Current liabilities								**Current liabilities**
Payables to banks	56,686	(1,115)	–		–		55,571	Payables to bank
Property lease payments current portion	2,942	(2,942)	–		–		–	
Private placement	2,940	(2,940)	–		–		–	
Other financial payables	–	–	–		–		–	
	–	6,997	8,280	vii	–		15,277	Other financial payables
Payables to suppliers	142,108	–	(14,462)	viii	–		127,646	Payables to suppliers
Corporate income tax	1,094	(1,094)	–	–	–			
Payables to tax authorities	19,365	1,094	–		–		20,459	Payables to tax authorities
Other current liabilities	45,007	–	(11,681)	vi, vii, viii	–		33,326	Other current liabilities
Total current liabilities	**270,142**	**–**	**(3,381)**		**–**		**252,279**	**Total current liabilities**
Total liabilities and shareholders' equity	**1,328,418**	**–**	**(5,901)**		**33,126**		**1,341,161**	**Total liabilities and shareholders' equity**

(*) Reclassified figures inserted in the report on operations for the year ending 31 December 2004.

Reconciliation of Group shareholders' equity as of 1 January 2004 and 31 December 2004

(€ 000)	Note	1 January 2004	31 December 2004
Group shareholders' equity according to Italian accounting standards		**548,211**	**595,972**
Start-up and expansion costs and other intangible fixed costs	A	(3,109)	(2,518)
Goodwill and trademarks	B	–	35,057
Land	C	–	48
Benefits to employees	D	2,047	1,260
Agent severance fund	E	1,221	1,102
Reserve for risks and future liabilities	F	1,310	837
Net deferred tax assets (liabilities) on adjustments	H	(697)	(6,862)
Total adjustments		**772**	**28,924**
Less portion of adjustments pertaining to minorities			(104)
Group shareholders' equity according to IAS/IFRS		**548,983**	**624,792**
Minority interests		4,668	4,372
Total shareholders' equity according to IAS/IFRS		**553,651**	**629,164**

Effects of the transition to IAS/IFRS on the profit and loss account for 2004

(€ 000)	Italian accounting standards (*)	Reclassification owing to changes in accounting treatment	Effect of transition to IAS/IFRS Reclassification	Note	Adjustments	Note	IAS/IFRS	
Net sales	**779,204**	**–**	**(28,075)**	**ix.**	**–**		**751,129**	**Net sales**
Cost of materials	(264,173)							
Production costs	(52,472)							
Total cost of goods sold	**(316,645)**	**–**	**–**		**82**		**(316,563)**	**Cost of goods sold**
Gross profit	**462,559**	**–**	**(28,075)**		**82**		**434,566**	**Gross profit**
Advertising and promotional costs	(159,502)	–	28,075	ix.	104		(131,323)	Advertising and promotional costs
Sales and distribution costs	(83,943)	–	–		(119)		(84,062)	Sales and distribution costs
Trading profit	**219,114**	**–**	**–**		**67**		**219,181**	**Trading profit**
General and administrative expenses	(53,258)	(1,023)	200	iv	(653)		(54,734)	General and administrative expenses and other operating expenses and income
Other operating income	1,822	(1,822)	–		–		–	
Goodwill and trademark amortisation	(35,135)	78	–		35,057	B	–	
			2,206	xi.	8		2,214	Capital gains and losses, write-downs of non-current assets
EBIT before one-offs	**132,543**	**(2,767)**	**2,406**		**34,479**		**166,661**	
One-offs	(2,767)	2,767	–		–		–	
EBIT	**129,776**	**–**	**2,406**		**34,479**		**166,661**	**Operating income**
Net financial income (charges)	(8,842)	–	(200)	iv	(580)		(9,622)	Net financial income (charges)
			19	x.	–		19	Profit (loss) of companies valued at equity
Other non-operating income (charges)	2,225	–	(2,225)	x, xi	–		–	
Profit before tax	123,159	–	–		33,899		157,058	Profit before tax
Minority interests	(16,954)	16,954	–		–		–	
Group profit before tax	**106,205**	**16,954**	**–**		**33,899**		**157,058**	
Tax	(36,911)	–	–		(6,166)	H	(43,077)	Tax
Group net profit	**69,294**	**16,954**	**–**		**27,733**		**113,981**	**Net profit**
		(16,954)	–		(104)		(17,058)	Minority interests
		–	**–**		**27,629**		**96,923**	**Group net profit**

(*) Reclassified figures inserted in the report on operations for the year ending 31 December 2004.

Reconciliation of the Group's net profit for the year 2004

(€ 000)	Note	2004
Group net profit according to Italian accounting standards		**69,294**
Start-up and expansion costs and other intangible fixed costs	A	593
Goodwill and trademarks	B	35,057
Land	C	48
Benefits to employees	D	(787)
Agent severance fund	E	(119)
Reserve for risks and future liabilities	F	(473)
Stock options	G	(419)
Net deferred tax income (expense) on adjustments	H	(6,167)
Total adjustments		**27,733**
Less portion of adjustments pertaining to minorities		(104)
Group net profit according to IAS/IFRS		**96,923**
Net profit attributable to minorities		17,058
Net profit according to IAS/IFRS		**113,981**

EXPLANATORY NOTES

The following explanatory notes are provided on the main reclassifications and reconciliations made to the Group's shareholders' equity and net profit, following the transition to IAS/IFRS standards.

RECLASSIFICATIONS

Balance sheet

i. Biological assets

IAS/IFRS standards require that biological assets are shown as a specific item on the balance sheet. For the Group, this relates to vines located in Sella and Mosca S.p.A.'s vineyards.

This change in disclosure requirements means that assets amounting to € 9,528 thousand at 31 December 2004 were reclassified from "net tangible fixed assets" to "biological assets".

These assets are valued at cost less accumulated depreciation.

As regards the application of IAS 41 concerning the accounting treatment of biological assets (vines) and biological products (grapes), in light of the particular market situation in which Sella & Mosca S.p.A. operates, as described below, it was decided to continue recording these assets at cost, less accumulated depreciation; valuation at fair value would require a number of assumptions to be met, which do not apply in the context in which the company operates:

- the existence of an active market for biological products and assets this is not the case in Sardinia, as the market cannot absorb grapes and vines in the quantities concerned, due to a lack of buyers, and it is not possible to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method this cannot be used as it is not possible to set a reliable price for the biological products concerned in the quantities concerned, nor to determine or measure the projected cash flows.

ii. Investment property

IAS/IFRS standards require investment property to be disclosed as a specific item on the balance sheet. In this category, the Group has non-current real estate assets consisting of residential housing, warehouses, a shop and a plot of land.

These investment properties are valued at cost.

This change in disclosure requirements means that assets amounting to € 4,071 thousand at 31 December 2004 were reclassified from "net tangible fixed assets" to "investment property".

Moreover, non-current real estate assets with high re-sale potential, or where there is an irrevocable commitment to sale to a third party, have been reclassified from "net tangible fixed assets" to "non-current assets held for sale".

These assets, valued at the lower of net book value and fair value less selling costs were worth € 127 thousand at 31 December 2004.

iii. Improvements to third-party assets

Under Italian accounting principles, costs incurred for improvements to third-party assets with a useful life of several years were capitalised under intangible fixed assets.

According to IAS/IFRS standards, however, costs that can be identified separately from the asset to which they relate are to be recorded under tangible assets.

Since the costs incurred in undertaking improvements to the Group's third-party assets (€ 979 thousand at 31 December 2004) satisfy the criteria described above, they have been reclassified from "intangible assets with a finite life" to "net tangible fixed assets".

iv. Bond issue expenses

Under Italian accounting principles, bonds must be shown at the residual nominal value (principal); any issue premiums or discounts, as well as issue expenses, are deferred and amortised over the bond period.

In accordance with IAS/IFRS principles, however, the value of bonds must be shown net of these costs.

The resulting reclassification of issue costs capitalised under intangible fixed assets, together with the other non-current assets, jointly totalling € 2.254 thousand at 1 January 2004 and € 2.021 thousand at 31 December 2004, directly reduced "payables to bondholders" by these amounts.

v. Tax credits on staff severance fund (TFR)

In compliance with IAS/IFRS standards, withholding tax paid on allocations to the staff severance fund must be shown as a direct reduction in the amount payable.

This accounting treatment means that the "staff severance fund and other employee-related funds" was reduced by the amount of the reclassified tax credit (€ 499 thousand at 31 December 2004).

vi. Accrued financial income (charges) relating to derivatives

"Short-term financial receivables" increased chiefly as a result of the reclassification of accrued income (of € 6,762 thousand at 31 December 2004) relating to accrued interest income on the bond and private placement derivative hedging transactions (cross currency swaps), and decreased following the reclassification of accrued liabilities (of € 3,381 thousand at 31 December 2004) relating to accrued interest liabilities on these hedging operations.

vii. Interest payable on bonds and private placement

Other current financial liabilities increased mainly as a result of the reclassification of the accrued interest on bonds and the private placement (from other current liabilities), which totalled € 8,280 thousand at 31 December 2004.

viii. Trade payables

Accrued liabilities of € 20 thousand and trade payables for promotional services of € 14,482 thousand at 31 December 2004 were reclassified under this item.

Profit and loss account

ix. Net sales

In line with the approach adopted by the sector, the value of product sales to major retailers was determined by disclosing the related revenues net of promotional costs. The promotional costs, which are invoiced by the retailer, are generally valued according to actual sales volumes and represent an essential condition for the agreement of product sales contracts. The amount is negotiated at the same time as the sales contract, of which it forms an integral part.

These costs, totalling € 28,075 thousand in 2004, have thus been reclassified, which has directly reduced the sales figure.

x. Profit relating to companies valued at equity

In accordance with IAS/IFRS standards, the portion of profit or loss relating to affiliated companies or joint ventures valued at equity should be disclosed as a specific item in the profit and loss account. This has led to the reclassification of the amount under this item (€ 19 thousand in 2004) from "other non-operating income (charges)" to "portion of profit (loss) relating to companies valued at equity".

xi. Other non-operating income (charges)

Under IAS/IFRS, all costs and income are deemed to relate to operational activity, even if they are unforeseen, unrelated to normal activity or non-recurring. Therefore, no cost or income item may be classified as "extraordinary".

This has led to the reclassification of net income amounting to € 2,206 thousand in 2004 from "other non-operating income (charges)" to "capital gains and losses, write-downs of non-current assets", which is included in the calculation of EBIT.

ADJUSTMENTS

A – Start-up and expansion costs and other intangible fixed assets

Under IAS/IFRS, start-up and expansion costs and other intangible fixed assets that do not meet the requirements for recognition as assets are allocated to the profit and loss account.

The effects of this alternative accounting treatment are:

- a decrease in shareholders' equity of € 3,109 thousand at 1 January 2004 and € 2,518 thousand at 31 December 2004;
- an increase in net profit of € 593 thousand for 2004, as these items are no longer amortised.

B – Goodwill and trademarks

Under IAS/IFRS, goodwill and trademarks may no longer be amortised as they are deemed to be intangible assets with an indefinite useful life.

A test is carried out at least annually to determine whether there has been any loss in value in respect of the book value (impairment test).

As the Group chose not to apply IFRS 3 (Business combinations) retrospectively to the transactions that took place before the date of transition, values for goodwill and trademarks continued to be recorded under Italian accounting standards.

To this end, cash generating units were identified for goodwill and trademarks. Impairment tests carried out on them confirmed the book values recorded under Italian accounting principles at 1 January 2004.

In addition, the application of IAS/IFRS meant that amortisation on these items was eliminated via:

- an increase in net profit for 2004, and in shareholders' equity at 31 December 2004, of € 35,057 thousand.

C – Land

Under Italian accounting principles, land belonging to buildings is depreciated with the buildings, while in accordance with IAS/IFRS, it must be classified separately and may no longer be depreciated.

The effects of this alternative accounting treatment are:

- an increase in net profit for 2004, and in shareholders' equity at 31 December 2004 (of € 48 thousand) due to lower depreciation charges.

D – Employee benefits

Italian accounting principles require recognition of the liability for the staff severance fund based on the nominal liability accrued, in accordance with statutory regulations in force at the end of the reporting period. Under IAS/IFRS, the staff severance fund falls under the category of defined benefit plans, which are subject to actuarial valuation to determine the present value of the amounts (payable upon termination of employment) that have accrued to employees at the reporting date.

Under this alternative accounting treatment, all actuarial gains and losses have been recognised at the date of transition, as follows:

- an increase in shareholders' equity of € 2,047 thousand at 1 January 2004 and € 1,260 thousand at 31 December 2004;
- a decrease in net profit of € 787 thousand for 2004, as a result of an increase in allocations to the staff severance fund and the related financial component.

E – Agent severance fund

IAS/IFRS standards require an estimate to be made of the expected liability for payment of the additional compensation due to agents after termination of their contracts, taking into account all factors that could affect this amount.

The amount should also be discounted based on an appropriate rate.

Using these criteria for the calculation has had the following impact:

- an increase in shareholders' equity of € 1,221 thousand at 1 January 2004 and € 1,102 thousand at 31 December 2004;
- a decrease in net profit for 2004 of € 119 thousand.

F – Reserve for risks and future liabilities

The recognition of reserves for risks and future liabilities is subject to the existence of specific, objective conditions under IAS/IFRS.

At the date of transition, the Group eliminated the reserve for risks and future liabilities that had been recorded in the accounts under Italian accounting principles, as the new criteria were not met.

The impact of this was:

- an increase in shareholders' equity of € 1,310 thousand at 1 January 2004 and € 837 thousand at 31 December 2004;

- a decrease in net profit for 2004 of € 473 thousand, as a result of the derecognition of these funds in the profit and loss account.

G – Stock options

IAS/IFRS standards require that the total current value of stock options on the date of issue is recorded in the profit and loss account as a cost.

For this reason, in line with the significant salaries component involved, personnel and services costs include stock options issued on 8 July 2004 to employees, directors and individuals who regularly do work for one or more Group companies.

The cost is calculated with reference to the fair value of the options allocated, determined by applying the Black-Scholes model; the portion relating to the accounting period in question is determined on a pro-rata basis for the period to which the benefit relates (known as the vesting period).

The stock options are recorded at fair value with a contra entry under "stock option reserve".

Under this alternative accounting treatment, the net profit figure for 2004 was reduced by € 419,000 due to higher personnel costs.

H – Net deferred tax assets/income (liabilities/expense) on these adjustments

As a result of applying a different accounting treatment, as required to comply with IAS/IFRS, the recording of deferred tax assets/liabilities and deferred tax income/expense to reflect the adjustments detailed above, had the following impact:

- a decrease in shareholders' equity of € 697 thousand at 1 January 2004 and € 6,862 thousand at 31 December 2004;
- a decrease in net profit for 2004 of € 6,167 thousand.

Please note also that the deferred tax expense relating to the tax deductibility of trademark and goodwill amortisation was € 6,497 thousand for 2004.

Effects of the transition to IAS/IFRS on net debt at 31 December 2004

The table below shows the effects of the adjustments arising from the transition to IAS/IFRS on net debt at 1 January 2004 and 31 December 2004.

(€ 000)	Note	1 January 2004	31 December 2004
Group's net debt under Italian accounting principles		**(297,085)**	**(228,703)**
Bond issue expenses	iv	2,254	2,021
Group's net debt under IAS/IFRS		**(294,831)**	**(226,682)**

The change in the Group's net debt at 1 January 2004 and 31 December 2004 is wholly due to the reclassification of bond issue expenses, described in detail under point i) of the reclassifications shown in the previous section.

Significant adjustments to the 2004 cash flow statement following the transition to IAS/IFRS

In accordance with IAS 7, the cash flow statement must classify cash flows separately under operating, investing and financing activities.

The cash flow statement presented by the Campari Group in the accounts for the year ending 31 December 2004 conforms to this requirement and discloses these cash flows separately.

In particular, cash flow from operations was determined indirectly by adjusting the profit for the period for the effects of changes in items that did not involve expenditure or generate cash (non-cash items).

The application of IAS/IFRS standards did not therefore require any significant adjustments to the cash flows shown in the 2004 cash flow statement.

Reconciliation of the balance sheet at 1 January 2005 following the adoption of IAS 32 and IAS 39

The statement below summarises the effects on the consolidated balance sheet figures at 1 January 2005, as determined by the application of IAS 32 and IAS 39 from that date.

As allowed by IFRS 1, paragraph 36A, the comparative balance sheet and profit and loss statements were not prepared in accordance with IAS 32 and IAS 39.

(€ 000)	IAS/IFRS prior to the application of IAS 32 and IAS 39	Application of IAS 32 and IAS 39 Reclassifications	Adjustments	IAS/IFRS after the the application of IAS 32 and IAS 39	Note	Effect on net debt
Assets						
Non-current assets						
Net tangible fixed assets	144,224	–	–	144,224		
Biological assets	9,528	–	–	9,528		
Investment in intangible assets	4,071	–	–	4,071		
Goodwill and trademarks	575,628	–	–	575,628		
Intangible assets with a finite life	3,422	–	–	3,422		
Investments in affiliated companies and joint ventures	385	–	–	385		
Own shares	29,780	(29,780)	–	–		
Deferred tax assets	15,532	–	1,402	16,934		
Other non-current assets	5,090	–	9,603	14,693	A	9,603
Total non-current assets	**787,660**	**(29,780)**	**11,005**	**768,885**		
Current assets						
Inventories	114,410	–	–	114,410		
Trade receivables	166,253	–	–	166,253		
Short-term financial receivables	3,893	–	665	4,558	B	665
Cash, bank and securities	245,950	–	–	245,950		
Other receivables	22,868	–	(1,034)	21,834		
Total current assets	**553,374**	**–**	**(369)**	**553,005**		
Non-current assets held for sale	127	–	–	127		
Total assets	**1,341,161**	**(29,780)**	**10,636**	**1,322,017**		
Liabilities and shareholders' equity						
Shareholders' equity						
Share capital	29,040	–	–	29,040		
Reserves	595,752	(29,780)	(2,467)	563,505		
Group's portion of shareholders' equity	624,792	(29,780)	(2,467)	592,545		
Minorities' share capital	4,372	–	–	4,372		
Total shareholders' equity	**629,164**	**(29,780)**	**(2,467)**	**596,917**		
Non-current liabilities						
Bonds	377,956	–	(45,786)	332,170	C	(45,786)
Other non-current liabilities	27,209	–	59,360	86,569	D	59,360
Staff severance fund and other employee-related funds	15,224	–	–	15,224		
Reserve for risks and future liabilities	14,278	–	–	14,278		
Deferred tax	25,051	–	7	25,058		
Other non-current liabilities	–	–	–	–		
Total non-current liabilities	**459,718**	**–**	**13,581**	**473,299**		
Current liabilities	**–**	**–**	**–**			
Payables to banks	55,571	–	–	55,571		
Other financial payables	15,277	–	–	15,277		
Payables to suppliers	127,646	–	–	127,646		
Payables to tax authorities	20,459	–	–	20,459		
Other current liabilities	33,326	–	(478)	32,848		
Total current liabilities	**252,279**	**–**	**(478)**	**251,800**		
Total liabilities and shareholders' equity	**1,341,161**	**(29,780)**	**10,636**	**1,322,017**		
Net debt (A + B – C – D)						**(3,306)**

The table below shows a reconciliation of shareholders' equity at 1 January 2005, which highlights the effects of applying IAS 32 and IAS 39.

(€ 000)	Note	1 January 2005
Group shareholders' equity (IAS/IFRS) before application of IAS 32 and IAS 39		**624,792**
Own shares	A	(29,780)
Hedging instruments at fair value, net of deferred tax assets (liabilities)	B	(2,467)
Total adjustments		**(32,247)**
Group shareholders' equity (IAS/IFRS) after application of IAS 32 and IAS 39		**592,545**
Minority interests		4,372
Shareholders' equity (IAS/IFRS) after application of IAS 32 and IAS 39		**596,917**

Explanatory notes on the main reclassifications and reconciled items of the Group's shareholders' equity on the consolidated balance sheet on 1 January 2005, as determined by the application of IAS 32 and IAS 39 from that date, are set out below.

RECLASSIFICATIONS

A – Own shares

Under Italian accounting standards, own shares were recorded under assets, and a specific earmarked reserve was created under shareholders' equity. IAS/IFRS standards require, however, that own shares are accounted for as a reduction in shareholders' equity.

This accounting treatment led to a reduction in shareholders' equity of € 29,780 thousand on 1 January 2005 after the elimination of the "own shares" item under assets in the same amount.

ADJUSTMENTS

B – Derivative hedging instruments

Derivatives were classified as an off-balance sheet item under Italian accounting standards, whereas IAS 39 requires their obligatory disclosure in the accounts at fair value.

They are classified according to usage:

- fair value hedging instruments must be recorded under assets or liabilities; the derivative and underlying hedged item are valued at fair value and the differences accounted for in the profit and loss statement;
- cash flow hedging instruments should be included under assets or liabilities; the derivative is valued at fair value and differences in value relating to the hedged item are recorded, net of tax, in a reserve under shareholders' equity, and released to the profit and loss account in the financial years in which the relevant cash flows are generated;
- the effect of this classification, excluding the tax effect, reduced shareholders' equity at 1 January 2005 by € 2,467 thousand.

The table below shows the effects of the adjustments arising from the application of IAS 32 and IAS 39 on net debt at 1 January 2005:

	(€ 000)
Group's net debt according to Italian accounting principles at 31 December 2004	**(228,703)**
Reclassification of bond issue expenses	2,021
Group's net debt prior to the application of IAS 32 and IAS 39 at 31 December 2004	**(226,682)**
Effect of the application of IAS 32 and IAS 39	(3,306)
Group's net debt after the application of IAS 32 and IAS 39 at 1 January 2005	**(229,988)**

The change in the Group's net debt (€ 3,306 thousand) at 1 January 2005 is due to the recording of financial instruments at fair value in the accounts.

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. ("the Company" and, together with its subsidiaries, "the Group") has adopted the provisions of the Code of Conduct for Listed Companies ("the Code") as its model for corporate governance.

This report has been drawn up in accordance with the guidelines for the preparation of corporate governance reports issued by Borsa Italiana S.p.A. and by Assonime (the association of Italian limited liability companies).

Its aim is to provide the market and shareholders with comprehensive details of the company's chosen corporate governance model and of how the company is putting the recommendations of the Code into practice.

Section I – 1. The company's corporate governance model

The company's Articles of Association, as amended by the recent reform of company law, confirmed the Company's choice of a traditional administration and control model, consisting of a Board of Directors and a Board of Statutory Auditors.

1.1. Board of Directors

In accordance with article 14 of the Articles of Association, the Company is run by a Board of Directors comprising between three and fifteen members, appointed by the ordinary shareholders' meeting, which also decides on the number of members.

The Board of Directors has full powers to manage the Company and achieve the corporate purpose.

It constitutes the central body of the Company's corporate governance system.

The Board is responsible for setting out strategic and management guidelines for the company and the Group and for overseeing general performance, as well as defining and applying the corporate governance rules and examining internal audit procedures.

The members of the Board of Directors serve for a period ranging from one to three years, and may be re-elected.

1.2. Board of Statutory Auditors

Article 27 of the Articles of Association states that the Board of Statutory Auditors comprises three Permanent Auditors and three Deputy Auditors.

The Board of Statutory Auditors is responsible for the audit function and for verifying, in complete autonomy and independence, the proper administrative and accounting management of the Group, and for ensuring that the law and the Articles of Association are observed.

The accounts audit is carried out by an external auditing company.

The members of the Board of Statutory Auditors serve for three years, and may be re-elected.

1.3. Shareholders' meetings

Shareholders' meetings are governed by specific regulations approved by the ordinary shareholders' meeting of 2 May 2001 ("the Regulations").

Meetings must be attended by all Directors and the entire Board of Statutory Auditors.

The Regulations govern ordinary and extraordinary shareholders' meetings, as well as special shareholders' meetings. They set out the rules concerning meeting attendance, verification of proof of identity with particular reference to proxies, the powers of the Chairman with respect to declaring the meetings valid, opening the meeting, directing discussion, voting and vote counting.

In accordance with the provisions of article 11 of the Articles of Association, all those wishing to attend the shareholders' meeting must present appropriate certification issued by the appointed intermediary as previously communicated to the company, in accordance with applicable law, with two days' notice.

Shareholders may send a representative to the meeting provided that the written proxy is signed by the holder of the aforementioned certification or by his legal representative or by a specific representative.

Those attending as representatives of one or more shareholders with voting rights must provide proof of identity and a written proxy, and sign a declaration stating that there is no obstacle to their acting as a representative.

Any shareholder with voting rights attending the meeting may not at the same time issue a proxy for some of his votes; however, he may appoint proxies for the various items on the agenda, who must use all the shareholder's votes for each item.

In this case, the written proxy must state the items on the agenda to which it refers.

In accordance with article 13 of the Code, Directors must do their utmost to encourage and facilitate the widest possible attendance at shareholders' meetings.

Shareholders' meetings are also an opportunity to provide shareholders with information on the company and the Group, with due regard for the regulations on price-sensitive information.

1.4. Share capital

The share capital consists entirely of ordinary shares.

Alicros S.p.A. is the company's controlling shareholder pursuant to article 93 of legislative decree 58/1998.

Section II – Implementation of the Code

2. Board of Directors

2.1. Division of powers and duties

Article 17 of the Articles of Association gives the Board of Directors full powers for the ordinary and extraordinary management of the company.

In accordance with the Code and article 2381 of the Italian civil code, as amended by legislative decree 6 of 17 January 2003, the Board of Directors meets to assess the Group's performance and examine the reports of the Managing Directors on their activities and the most significant transactions carried out by the Group, as well as verifying the adequacy of the company's organisational, administrative and accounting systems.

The Board of Directors also has all possible powers that may be awarded by law and in accordance with the company's Articles of Association, including the power to approve the merger into the Parent Company of wholly-owned subsidiaries or those in which a stake of 90% or more is held, the power to set up or close secondary offices, branches, representative offices and subsidiaries in Italy and overseas, the power to decide which Director or Directors has/have powers to represent the company, the power to approve a capital decrease if a shareholder redeems his shares, the power to approve any amendments to the Articles of Association to comply with new legislation, the power to transfer the registered office elsewhere within Italy, and the power to issue bonds within the limits and according to the means set out by applicable laws.

Even though not expressly stated in the Articles of Association, the Board of Directors has the powers set out in article 1.2. of the Code; that is, to examine and approve the company's strategic, business and financial plans and the structure of the Group as a whole.

The Board of Directors is also responsible for passing the resolutions relating to actions which, by their nature or value lie outside the powers of the Managing Directors or which represent the personal interests of the Directors or third parties, or which the Directors themselves deem it appropriate to examine for particular reasons.

In accordance with article 18 of the Articles of Association, the Board of Directors may, within the limits allowed by law, delegate such powers as it deems appropriate for the management of the Company, as well as powers of representation and signature, to one or more members holding the title of Managing Director.

These mandates allow Managing Directors to operate individually as regards matters of ordinary management within financial limits set according to the type of action in question, and jointly with one other signature for matters of ordinary management exceeding these thresholds and for certain matters of extraordinary management.

In accordance with article 19 of the Articles of Association, Directors who have been awarded powers must report on at least a quarterly basis to the Board of Directors and the Board of Statutory Auditors on the activities carried out within their mandates, on the most significant transactions carried out by the company or Group subsidiaries, and on transactions in which they have a personal or third–party interest.

The most significant transactions, such as the acquisition and sale of companies of a certain size, must receive prior approval from the Board of Directors.

Significant transactions are considered as all transactions whose value exceeds the limits set for actions requiring joint signature.

According to the Articles of Association, Directors may delegate some of their powers, including the relative powers of representation, to an Executive Committee, which may pass resolutions by majority vote.

At present, there is no such Executive Committee.

2.2. *Chairman of the Board of Directors*

The Chairman of the Board of Directors represents the company in respect of third parties and in any legal matters.

The Chairman co-ordinates the activities of the Board of Directors and conducts its meetings; he also officiates at shareholders' meetings and ensures they are conducted in accordance with the company's Articles of Association and the Regulations.

As he has no management mandate, he qualifies as a non-executive Director.

The Internal Audit department reports directly to the Chairman.

2.3. *Transactions with related parties*

In accordance with article 19 of the Articles of Association and pursuant to article 150 of legislative decree 58/1998, Managing Directors must report on at least a quarterly basis to the Board of Directors and the Board of Statutory Auditors with respect to transactions in which they have a personal or third-party interest.

Please see the report on operations for details of the most significant transactions with related parties carried out in 2005.

The company has a specific procedure for carrying out transactions in which the Directors have a personal interest or translations with related parties.

Directors of Group companies, as well as managers who have the power to enter into binding agreements with third parties on behalf of Group companies, must comply with these procedures.

In the case of any transaction in which they have a personal or third-party interest, or any transaction with related parties, with a value of € 1,000.00 or above, said Directors and managers must refrain from completing such transactions until they have provided complete details thereof to an Executive Director of their company, or, where the party with the interest is himself an Executive Director, to his Board of Directors.

The Executive Director (or the Board of Directors) then evaluates the general and financial suitability of the transaction, and may decide to authorise it.

The Company has thus incorporated the recommendations of the Code with respect to setting out guidelines for identifying transactions with related parties, and thereby complies with both Consob communications on this matter and articles 2391 and 2391 bis of the Italian civil code.

Pursuant to article 11 of the Code, those holding a personal interest may not attend the discussion, and the Executive Director or the Board of Directors may seek a legal or fairness opinion.

2.4. Composition of the Board of Directors

As stated above, in accordance with article 14 of the Articles of Association, the Company is managed by a Board of Directors comprising between three and fifteen members, as decided by the shareholders' meeting, which is responsible for appointing them.

The Board of Directors currently comprises eleven members.

The list below shows the names of the members of the Board of Directors in office at 31 December 2005, with the job titles of the Executive Directors indicated in italics:

Luca Garavoglia	Chairman – non-executive
Cesare Ferrero	non-executive – independent
Franzo Grande Stevens	non-executive – independent
Paolo Marchesini	Chief Financial Officer (*)
Pierleone Ottolenghi	non-executive – independent
Marco Pasquale Perelli-Cippo	non-executive – not independent
Giovanni Rubboli	non-executive – independent
Renato Ruggiero	non-executive – independent
Stefano Saccardi	Legal Affairs and Business Development Officer (*)
Vincenzo Visone	Chief Executive Officer (*)
Anton Machiel Zondervan	non-executive – independent

Directors marked with an asterisk have operational roles within the Company and have the title of Managing Director.

These Directors, in post until the approval of the accounts for the year ending 31 December 2006, were appointed by the ordinary shareholders' meeting of 29 April 2004, with the exception of Pierleone Ottolenghi, who was appointed by the Board of Directors on 29 September 2005 until the next shareholders' meeting, in place of Luca Cordero di Montezemolo, who stepped down on 10 June 2005.

According to the Regulations, nominations for the post of Director must be presented on lists, accompanied by a detailed curriculum vitae of each candidate. They must be filed at the company's headquarters at least ten days before the date of the shareholders' meeting.

The CVs of all the current Directors are available from the Company's Investor Relations office, while a short description of the professional backgrounds of the management is available at www.campari.com/ir.

There is no minimum number of Board of Directors' meetings set out in the Articles of Association.

In 2005 six board meetings were held. All Directors attended regularly and the few absences were explained. In 2006 the company expects to hold a similar number of board meetings.

Please see table 1 attached to this Report for the attendance records of each Director.

Before each board meeting, Directors are provided with all the documentation and information necessary to pass resolutions as far in advance of the meeting as is reasonably possible.

Information passed to the Board of Directors is comprehensive and provided promptly.

2.5. Other jobs held by Directors

Directors who at 31 December 2005 were directors or auditors of other companies listed on Italian and foreign regulated markets, or financial companies, banks, insurance companies or large companies, are listed below:

- Luca Garavoglia: member of the Board of Directors of FIAT S.p.A.;
- Cesare Ferrero: Vice-chairman of the Board of Directors of PKP S.p.A.; member of the Board of Directors of Autostrada Torino-Milano S.p.A. and Pininfarina S.p.A.; Chairman of the Board of Auditors of ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A., FIAT S.p.A., FIAT Auto S.p.A., Giovanni Agnelli & C. S.A.p.A., I.F.I. S.p.A. and I.F.I.L. S.p.A.; Statutory Auditor of Banca Passadore S.p.A., Ferrero & C. S.p.A., R.C.S. Investimenti S.p.A. and Toro Assicurazioni S.p.A.;
- Franzo Grande Stevens: Chairman of the Board of Directors of P. Ferrero & C. S.p.A. and Juventus F.C. S.p.A.; member of the Board of Directors of Exor Group S.A., I.F.I. S.p.A., I.F.I.L. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., RCS MediaGroup S.p.A. and S.E.I. S.p.A.;
- Renato Ruggiero: Vice-chairman of Citigroup European Investment Bank;
- Anton Machiel Zondervan: Chairman of the Supervisory Board of Doeksen Transport Group.

2.6. Non-executive and independent Directors

The Articles of Association do not set out a minimum number of non-executive or independent Directors; nonetheless, in accordance with article 2 of the Code, the Company has taken on non-executive Directors who, in terms of their numbers and authority, have significant influence on the decision-making process.

At the date of approval of the draft annual report for the year ending 31 December 2005, most of the company's directors were non-executive.

These Directors may also be considered independent, with the exception of Luca Garavoglia and Marco Pasquale Perelli-Cippo.

Six Directors out of eleven are independent.

The degree of independence of Directors has been verified by the Board of Directors in accordance with the principles of the Code, particularly the criteria set out in article 3.

Note also that Franzo Grande Stevens provides some legal advice to the Group, but this is not sufficient to compromise his independence.

2.7. Committees

The Articles of Association state explicitly that the Board of Directors may set up an internal audit committee ("Audit Committee"), and a committee for remuneration and appointments ("Remuneration and Appointments Committee").

Both committees are sub-groups of the Board of Directors and are responsible for providing advice and making proposals.

2.7.1. Remuneration and Appointments Committee

The Board of Directors formed a Remuneration Committee, which was then merged with the Appointments Committee for rationalisation purposes.

The Remuneration and Appointments Committee chiefly comprises independent Directors, and is composed of Franzo Grande Stevens (Chairman), Marco Pasquale Perelli-Cippo and Giovanni Rubboli.

It has the task of formulating proposals for the remuneration of Directors who have been given specific functions and powers, and those who play key roles in the management of the Company, as well as proposals for improving the allocation of human resources within the Group.

The Remuneration and Appointments Committee does not make proposals on behalf of its own members.

The Remuneration and Appointments Committee met three times in 2005, with all meetings attended by all members. The Committee presented the Board of Directors with the proposals falling within its remit without consulting external advisors.

The Board of Directors then approved these proposals.

The issues discussed by the Remuneration and Appointments Committee last year included the Group's structure and organisation chart, the remuneration of executive Directors and the senior management, and the updating of the stock option scheme.

The remuneration of executive Directors and senior management is closely linked to the financial results achieved by the Group and the individual companies for which they work.

Further details of Directors' remuneration are given elsewhere in these notes to the accounts.

During the year stock options were issued to certain Group employees under the conditions set out in the current stock option plan.

No stock options were issued to company Directors.

2.7.2. Internal Audit Committee

The Board of Directors also formed an Audit Committee, made up entirely of independent Directors: Giovanni Rubboli (Chairman), Cesare Ferrero and Anton Machiel Zondervan.

In accordance with the tasks set out in article 10 of the Code, the function of the Audit Committee is to assess the adequacy of the company's internal audit system and of the internal audit department's work plan, and to report thereon to the Board of Directors.

In 2005, the Audit Committee examined the criteria for assessing and auditing the profitability of the Cinzano brand, as well as analysing problems associated with production and quality control arising in the company, and in Campari do Brasil Ltda., Sella & Mosca S.p.A. and Barbero 1891 S.p.A.

The Audit Committee also focused on the analysis of problems relating to the implementation of IT systems that connect Group companies, as well as the sales policies adopted by Skyy Spirits, LLC.

Meetings of the Audit Committee are usually attended by the Chairman of the Board of Statutory Auditors or another Auditor mandated by him.

Please see table 1 attached to this report for the attendance records of each Committee member.

The relationship between the Audit Committee and the Board of Statutory Auditors is one of a continual exchange of information on the most important matters dealt with during the regular audits that take place, in accordance with the annual audit plan, and on the updating of risk assessment procedures for the Group and its subsidiaries.

3. Company functions and procedures

3.1. Handling of confidential data

The Company has drawn up procedures for the handling of confidential data ("Procedures").

These Procedures clearly set out which information is considered confidential or price-sensitive, the person(s) responsible internally for dealing with such information, the conduct required of anyone privy to the information, and the procedures for making it public, including to the press.

The Procedures apply to Directors, Auditors and employees of the company and other companies belonging to the Group.

Management of confidential data is the responsibility of the Managing Directors of Group companies. The task also falls to the Chief Executive Officer and the Legal Affairs and Business Development Officer as regards acquisitions and disposals, and to the Chief Financial Officer for financial information.

In 2005 the company applied the Code of Conduct on Internal Dealing, drawn up pursuant to article 2.6.3. of the regulations of Borsa Italiana S.p.A.; this will be observed until the entry into effect of Consob ruling

15232 of 29 November 2005 (scheduled for 1 April 2006) on transactions involving shares in the company undertaken by relevant persons, which amended Consob regulation 11971 of 14 May 1999.

The company also has a Code of Ethics setting out the fundamental values on which its conduct will continue to be based.

This was an appropriate time to adopt such a code, given the company's sharp growth on the Italian and international markets, the increasing complexity of its organisation in the last few years (especially following recent acquisitions) and the awareness that the company is now operating in a highly sophisticated socioeconomic environment.

The full Code of Ethics can be found on the Campari Group's website, at www.campari.com/investors.

3.2. Appointment of Directors and Auditors

According to the Regulations, nominations for Director must be presented on lists, accompanied by a detailed curriculum vitae of each candidate. They must be filed at the company's headquarters at least ten days before the date of the shareholders' meeting.

A list vote system is not used for the election of Directors representing minority shareholders.

All current Directors were nominated by the majority shareholder.

Under the Articles of Association, a list voting system is used for the appointment of members of the Board of Statutory Auditors, in order to allow minority shareholders to appoint a Statutory Auditor and a Deputy Auditor, as required by article 148 of legislative decree 58/1998.

The Board of Statutory Auditors is appointed on the basis of lists presented by shareholders and filed at the Company's headquarters at least ten days before the date of the shareholders' meeting.

Only those shareholders who, alone or jointly with others, hold shares totalling at least 5% of the share capital with voting rights at the ordinary shareholders' meeting, may present lists.

Again in accordance with the Articles of Association, candidates who already hold the position of Statutory Auditor in five or more listed companies (excluding parent companies and/or subsidiaries of the company), or who do not meet the requisites of trustworthiness and professionalism demanded by applicable law, may not be included on the lists.

The procedure for the election of Auditors is described in article 27 of the Articles of Association.

3.3. Internal audit system

The company is fully aware of the need for an adequate internal audit system, and has set up a specific department headed by a Group Internal Auditor.

This unit, which operates across and supervises the whole Group, is hierarchically separate from the executive Directors, reporting directly to the Chairman of the Company.

It reports on its activities on at least a quarterly basis to the Managing Directors, the Audit Committee and the Board of Statutory Auditors.

Following favourable reports from the Audit Committee, the Board of Directors judges that the company's internal audit system is satisfactory, effectively safeguarding against the typical risks arising from the Group's activities and monitoring its economic and financial situation.

3.4. Investor relations

The company attaches great importance to its relations with shareholders and institutional investors.

It has an Investor Relations office, headed by an Investor Relations Manager.

As part of the Company's reporting procedures, including regular results disclosure and the announcement of extraordinary operations, the Investor Relations department has organised numerous meetings with Italian and foreign institutional investors and the financial press, many of which are also attended by members of the senior management.

In order to facilitate its dialogue with shareholders, the Company has developed and continually updates a special section of its website dedicated to investor relations (www.campari.com/ir). This page contains not only financial information (annual, interim and quarterly reports, trading performance of Campari securities on the market, etc), but also information and documents of interest to shareholders, such as the composition of the Board of Directors and Board of Statutory Auditors, details of corporate governance, the Code on Internal Dealing and the Procedures for carrying out transactions in the case of a personal or third-party interest.

Shareholders may request additional information via email from investor.relations@campari.com.

The company follows the guidelines set out in the Guide for market disclosure.

4. Auditors

The members of the Board of Statutory Auditors appointed by the ordinary shareholders' meeting of 29 April 2004 for the three-year period 2004-2006 are listed below:

Umberto Tracanella	Chairman
Alberto Lazzarini	Statutory Auditor
Antonio Ortolani	Statutory Auditor
Alberto Giarrizzo Garofalo	Deputy Auditor
Giuseppe Pajardi	Deputy Auditor
Paolo Proserpio	Deputy Auditor

Auditors who at 31 December 2005 were Directors or Auditors of other companies listed on Italian regulated markets are listed below:

- Umberto Tracanella: member of the Board of Directors of Risanamento S.p.A.;
- Alberto Lazzarini: Deputy Auditor of Giovanni Crespi S.p.A.;
- Antonio Ortolani: Deputy Auditor of Banca Popolare di Milano S.c.a.r.l.;
- Alberto Giarrizzo Garofalo: Deputy Auditor of Mirato S.p.A.

Since no alternative list was put forward, none of the current Auditors represents minority shareholders, who, it is presumed, are happy with the professionalism and independence of the Auditors appointed by the majority shareholders.

The proposals to the shareholders' meeting for the appointment of the Auditors currently in place were accompanied by a detailed curriculum vitae of each candidate.

The Board of Auditors held six meetings in 2005.

Please see table 2 attached to this report for the attendance records of each Auditor.

Almost all the meetings of the Board of Directors in 2005 were attended by all members of the Board of Statutory Auditors.

5. Events taking place after the end of 2005

Pursuant to article 114 of legislative decree 58 of 24 February 1998, on 22 March 2006 the Board of Directors approved the "Procedures for reporting requirements in respect of internal dealing", in accordance with article 152 sexies et seq. of Consob regulation 11971 of 14 May 1999, which will replace the Code of Conduct on Internal Dealing from 1 April 2006.

Based on these procedures and in accordance with the criteria set out in the above law, the Audit Committee will identify relevant persons, i.e. those whose transactions involving shares in the company must be communicated to the market and Consob if their overall value exceeds € 5,000 by the end of every year.

According to the procedures, the Manager of the Group's legal department, supported by the Investor Relations department, is responsible for collecting, managing and circulating information relating to these transactions.

On the same date, the Board of Directors also authorised the Managing Directors to set up a register of persons with access to confidential data pursuant to article 115 bis of legislative decree 58 of 24 February 1998, in accordance with the procedures set out in article 152 bis of Consob regulation 11971. The board thereby put in place procedures that allow this register to be maintained and updated and the Procedures for the Handling of Confidential Data to be revised.

Milan, 22 March 2006

The Chairman
Luca Garavoglia

TABLE 1: BOARD OF DIRECTORS AND COMMITTEES

Board of Directors							Internal Audit Committee		Remuneration Appointments Committee	
Position	Name	Executive	Non-executive	Independent	****	Number of other position held **	***	****	***	****
Chairman	Luca Garavoglia				100%	1				
Managing Director	Paolo Marchesini	X			100%					
Managing Director	Stefano Saccardi	X			100%					
Managing Director	Enzo Visone	X			100%					
Director	Cesare Ferrero		X	X	83%	15	X	86%		
Director	Franzo Grande Stevens		X	X	50%	9			X	100%
Director	Pierleone Ottolenghi		X	X	100%					
Director	Marco Pasquale Perelli-Cippo		X		67%					
Director	Giovanni Rubboli		X	X	100%		X	100%	X	100%
Director	Renato Ruggiero		X	X	100%	1			X	100%
Director	Anton Machiel Zondervan		X	X	100%	1	X	100%		

Total number of meetings held during the year	Board of Directors: 6	Internal Audit Committee: 7	Remuneration and Appointments Committee: 3

NB

* Director appointed via lists presented by minority shareholders.

** Positions held as Director or Auditor in other companies listed on Italian and foreign regulated markets, or financial companies, banks, insurance companies or large companies; full details are given in the report on corporate governance.

*** Member of Committee as well as member of the Board of Directors.

**** Percentage attendance of Directors at board meetings and committee meetings in the form required by the new Articles of Association; the percentage stated for Pierleone Ottolenghi's attendances refers to the number of sessions attended since his appointment.

TABLE 2: BOARD OF STATUTORY AUDITORS

Position	Name	Percentage attendance at meetings of the Board of Statutory Auditors	Number of other positions held**
Chairman	Umberto Tracanella	83%	1
Statutory Auditor	Alberto Lazzarini	67%	1
Statutory Auditor	Antonio Ortolani	100%	1
Deputy Auditor	Alberto Giarrizzo Garofalo	–	1
Deputy Auditor	Giuseppe Pajardi	–	
Deputy Auditor	Paolo Proserpio	–	

Total number of meetings held during the year: 6

In accordance with article 27 of the Articles of Association, only those shareholders who, alone or jointly with others, hold shares totalling at least 5% of the share capital with voting rights at the ordinary shareholders' meeting, may present lists.

NB

* Auditor appointed via lists presented by minority shareholders.

** Positions held as Director or Auditor in other companies listed on Italian regulated markets; full details are given in the report on corporate governance.

TABLE 3: OTHER MEASURES SET OUT IN THE CODE OF CONDUCT

	yes	no	Brief reasons for any non-compliance with the Code's recommendations
System of mandates and transactions with affiliated parties			
Has the Board of Directors awarded mandates and established:			
a) their limits	X		
b) ways in which they may be exercised	X		
c) reporting frequency?		X	Reporting frequency is set out in the Articles of Association.
Are significant transactions involving the company's business, finances or assets (including those with related parties) submitted for examination and approval by the Board of Directors ?	X		
Does the Board of Directors have defined guidelines and criteria to identify "significant" transactions?		X	The Company considers that the thresholds indicated in Managing Directors' mandates mean that the Board of Directors is always responsible for approving the most significant transactions.
Are the guidelines and criteria set out in the report?	X		
Does the Board of Directors have specific established procedures for the examination and approval of transactions with related parties?	X		
Are the procedures for the approval of transactions with related parties set out in the report?	X		
Procedures for the most recent appointment of Directors and Auditors			
Were the names of the candidates for Director filed at least ten days before the shareholders' meeting?	X		
Were the candidatures for the post of Director accompanied by detailed information?	X		
Were the candidatures for the Board of Directors accompanied by evidence of their independence?	X		
Were the names of the candidates for Auditor filed at least ten days before the shareholders' meeting?	X		
Were the candidatures for the post of Auditor accompanied by detailed information?	X		
Shareholders' meetings			
Has the company approved a set of Regulations governing shareholders' meetings?	X		
Are the Regulations attached to the report (or does the report indicate where they can be obtained/downloaded)?		X	The Regulations can be obtained from the Company's headquarters.
Internal audit			
Has the company appointed an internal audit department?	X		
Are the internal auditors hierarchically separate from the heads of the operational units?	X		
Is there an internal audit department (in accordance with article 9.3 of the Code)?	Group Internal Auditor		
Investor relations			
Has the Company appointed an Investor Relations Manager?	X		
Contact details for the Investor Relations Manager	Investor Relations Manager Via Filippo Turati, 27, 20121 Milano, tel. 02.6225330 – fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Davide Campari - Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari – Milano S.p.A. and subsidiaries (the "Campari Group") as of and for the year ended December 31, 2005, comprising the consolidated balance sheet, the consolidated statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These consolidated financial statements represent the first consolidated financial statements prepared by Davide Campari – Milano S.p.A. in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

2. We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For comparative purposes, the consolidated financial statements include the corresponding information for the prior year prepared in accordance with the same accounting principles except for the effects of IAS 32 and IAS 39 which have been applied from January 1, 2005 in accordance with the exemption allowed by IFRS 1. In addition, note 36 of the consolidated financial statements explains the effects of transition to IFRS as adopted by the European Union and includes the reconciliation statements required by IFRS 1, which were previously approved by management and published as an attachment to the Campari Group half-year interim financial statements, and which have been audited by us. Reference should be made to our audit report dated October 3, 2005.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

TABLE 3: OTHER MEASURES SET OUT IN THE CODE OF CONDUCT

	yes	no	Brief reasons for any non-compliance with the Code's recommendations
System of mandates and transactions with affiliated parties			
Has the Board of Directors awarded mandates and established:			
a) their limits	X		
b) ways in which they may be exercised	X		
c) reporting frequency?		X	Reporting frequency is set out in the Articles of Association.
Are significant transactions involving the company's business, finances or assets (including those with related parties) submitted for examination and approval by the Board of Directors ?	X		
Does the Board of Directors have defined guidelines and criteria to identify "significant" transactions?		X	The Company considers that the thresholds indicated in Managing Directors' mandates mean that the Board of Directors is always responsible for approving the most significant transactions.
Are the guidelines and criteria set out in the report?	X		
Does the Board of Directors have specific established procedures for the examination and approval of transactions with related parties?	X		
Are the procedures for the approval of transactions with related parties set out in the report?	X		
Procedures for the most recent appointment of Directors and Auditors			
Were the names of the candidates for Director filed at least ten days before the shareholders' meeting?	X		
Were the candidatures for the post of Director accompanied by detailed information?	X		
Were the candidatures for the Board of Directors accompanied by evidence of their independence?	X		
Were the names of the candidates for Auditor filed at least ten days before the shareholders' meeting?	X		
Were the candidatures for the post of Auditor accompanied by detailed information?	X		
Shareholders' meetings			
Has the company approved a set of Regulations governing shareholders' meetings?	X		
Are the Regulations attached to the report (or does the report indicate where they can be obtained/downloaded)?		X	The Regulations can be obtained from the Company's headquarters.
Internal audit			
Has the company appointed an internal audit department?	X		
Are the internal auditors hierarchically separate from the heads of the operational units?	X		
Is there an internal audit department (in accordance with article 9.3 of the Code)?	Group Internal Auditor		
Investor relations			
Has the Company appointed an Investor Relations Manager?	X		
Contact details for the Investor Relations Manager	Investor Relations Manager Via Filippo Turati, 27, 20121 Milano, tel. 02.6225330 – fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Davide Campari - Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari – Milano S.p.A. and subsidiaries (the "Campari Group") as of and for the year ended December 31, 2005, comprising the consolidated balance sheet, the consolidated statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These consolidated financial statements represent the first consolidated financial statements prepared by Davide Campari – Milano S.p.A. in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

2. We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For comparative purposes, the consolidated financial statements include the corresponding information for the prior year prepared in accordance with the same accounting principles except for the effects of IAS 32 and IAS 39 which have been applied from January 1, 2005 in accordance with the exemption allowed by IFRS 1. In addition, note 36 of the consolidated financial statements explains the effects of transition to IFRS as adopted by the European Union and includes the reconciliation statements required by IFRS 1, which were previously approved by management and published as an attachment to the Campari Group half-year interim financial statements, and which have been audited by us. Reference should be made to our audit report dated October 3, 2005.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

3. In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of Campari Group as of December 31, 2005, and for the year then ended in accordance with IFRS as adopted by the European Union.

Milan, April 7, 2006

Reconta Ernst & Young S.p.A.
signed by:
Pellegrino Libroia
(Partner)

DAVIDE CAMPARI MILANO S.p.A.

Registered office: Via Filippo Turati, 27 – MILAN

Share capital: 29,040,000 euro

Tax code – Companies Register no. 06672120158 – REA (business administration register) no. 1112227

Report of the Board of Auditors on the Campari Group's consolidated accounts for the year ending 31 December 2005 pursuant to article 41 of Legislative Decree 127 of 9 April 1991

-- * * * * * --

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

As part of our remit, we have audited the consolidated accounts of the Parent Company Davide Campari Milano S.p.A. for the year ending 31 December 2005, pursuant to article 41 of Legislative Decree 127/91. These accounts were drafted in accordance with the international accounting standards (IAS / IFRS), pursuant to Legislative Decree 38 of 28 February 2005 implementing Regulation (EC) no. 1606 of 18 July 2002. In 2005, the group reported a net profit of EUR 123,052,000 (including EUR 5,039,000 pertaining to minorities), assets worth EUR 1,600,898 and shareholders' equity of EUR 695,780,000 (including EUR 2,215,000 pertaining to minorities). Following the adoption of IAS, memorandum accounts were no longer included, nor posted as payables to the balance sheet or classified individually as commitments; these are as shown in the accounts and accompanying documents submitted for your review.

A) Audit of the consolidated accounts

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these standards, we referred to the legislation governing consolidated accounts, interpreted and supplemented by accounting principles issued by the Italian association of chartered accountants and Consob recommendations where relevant, as well as IAS / IFRS

accounting standards, pursuant to Legislative Decree 38 of 28 February 2005 implementing Regulation (EC) no. 1606 of 18 July 2002, in accordance with the interpretation provided by the International Accounting Body (OIC).

2. The compliance audit of subsidiaries' accounts was conducted by the respective boards of statutory auditors, as required for Italian companies, and the accounting audit was performed by the external auditors Reconta Ernst & Young S.p.A, in their capacity as principal auditor.

   We have not audited the accounts of the subsidiaries directly as this task was beyond our remit, and therefore our view applies solely to the consolidated accounts.

3. We have examined the basis of consolidation and the existence of conditions that permit line-by-line consolidation. Please note that the inclusion at year-end of the two acquisitions Giannina S.r.l. and Teruzzi & Puthod S.r.l. (100%-owned by Sella & Mosca S.p.A.) complies with the principle of substance over form.

4. Please note that the following minority subsidiaries were consolidated using the equity method: FIOR BRAND Ltd, International Margue V.o.f., M.C.S. S.c.a.r.l. and Summa S.L.

5. We have seen the letter giving prior approval from Reconta Ernst & Young, the audit firm appointed to audit the consolidated accounts, and no observations arise therefrom.

6. The documentation examined and the information obtained do not show any departure from the legislation governing consolidated accounts as supplemented by the above-mentioned accounting principles or from the laws governing the conduct of statutory audit boards.

7. The form and content of the notes to the accounts were adopted in accordance with the provisions of articles 29 and 32 of Legislative Decree 127/91, and in particular:

   - IAS / IFRS principles in force at the end of the accounting year were applied, as interpreted by the OIC;

- the use of the fair value method as set out or permitted under IAS / IFRS standards represents a change of principle, but does not deviate from the IAS / IFRS principles, given that it was used in accordance with legislation; the Directors report on the effects of this;
- pursuant to article 32 of Legislative Decree 127/91, the presentation of the balance sheet, profit and loss account and notes to the accounts complied with layouts permitted by articles 2424, 2425 and 2427 of the Italian civil code, with the items stipulated in articles 2424 and 2425 of the code presented separately;
- the provisions of article 2424-*bis* of the Italian civil code relating to individual balance sheet items were observed, and therefore assets destined for long-term use were included under fixed assets;
- the notes to the accounts were prepared in accordance with article 38 of Legislative Decree 127/91; specifically, the list of equity investments provided and the consolidation methods chosen comply with the provisions of article 39 of the same decree, and the Directors state that they have provided full information on the consolidation methods and analysis of individual items, as well as on the most significant events (including those that occurred after year-end), in the report on operations.

8. The consolidation principles adopted comply with article 31 of Legislative Decree 127/91, in particular:
   - the basis of consolidation is defined in accordance with the principles set out at articles 26 and 28 of Legislative Decree 172/91;
   - asset and liability items and income and charges items relating to consolidated companies are recorded in full in the consolidated accounts, except for payables and receivables, income and charges and profits and losses arising from transactions carried out between consolidated companies, which were eliminated (article 31 of Legislative Decree 127/91);

- the use of the fair value method as set out or permitted under IAS / IFRS standards represents a change of principle, but does not deviate from the IAS / IFRS principles, given that it was used in accordance with legislation; the Directors report on the effects of this;
- pursuant to article 32 of Legislative Decree 127/91, the presentation of the balance sheet, profit and loss account and notes to the accounts complied with layouts permitted by articles 2424, 2425 and 2427 of the Italian civil code, with the items stipulated in articles 2424 and 2425 of the code presented separately;
- the provisions of article 2424-*bis* of the Italian civil code relating to individual balance sheet items were observed, and therefore assets destined for long-term use were included under fixed assets;
- the notes to the accounts were prepared in accordance with article 38 of Legislative Decree 127/91; specifically, the list of equity investments provided and the consolidation methods chosen comply with the provisions of article 39 of the same decree, and the Directors state that they have provided full information on the consolidation methods and analysis of individual items, as well as on the most significant events (including those that occurred after year-end), in the report on operations.

8. The consolidation principles adopted comply with article 31 of Legislative Decree 127/91, in particular:
   - the basis of consolidation is defined in accordance with the principles set out at articles 26 and 28 of Legislative Decree 172/91;
   - asset and liability items and income and charges items relating to consolidated companies are recorded in full in the consolidated accounts, except for payables and receivables, income and charges and profits and losses arising from transactions carried out between consolidated companies, which were eliminated (article 31 of Legislative Decree 127/91);

- IFRS 2: Share-based payment

Information on the nature and workings of these standards and the effects of their application are given in the notes to the accounts.

10. In our opinion, the above-mentioned consolidated accounts give a true and fair view of the Davide Campari Milano S.p.A. Group's balance sheet and profit and loss account at 31 December 2005, in accordance with legislation governing consolidated accounts, as referred to in section A, paragraph 1.

B) Review of the report on operations

1. We have reviewed the report on operations, which accompanies the consolidated financial statements, to verify that it complies with the minimum content specified by article 40 of Legislative Decree 127/91, and that it is consistent with the consolidated accounts pursuant to article 41 of Legislative Decree 127/91.
2. As a result of the checks carried out, the Board of Auditors considers that the Group's report on operations is accurate and consistent with the consolidated financial statements.

Milan, 6 April 2006

Chairman of the Board of Auditors

Umberto Tracanella

Statutory Auditors

Antonio Ortolani

Alberto Lazzarini

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
REA: 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano
Telefono: (39) 02 62251
Fax: (39) 02 6225312

Investor Relations
Telefono: (39) 02 6225330
Fax: (39) 02 6225479
e-mail: investor.relations@campari.com

Web site
www.campari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.

Finito di stampare nel maggio 2006

GRUPPO

CAMPARI

PRESS RELEASE

DAVIDE CAMPARI-MILANO S.p.A.: ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

2005 results approved

Net sales € 809.9 million (+7.8%)

EBITDA € 201.3 million (+9.1%), or 24.9% of net sales

Group's net profit € 118.0 million (+21.8%)

Dividend of € 0.10 per share approved

Milan, 24 April 2006 - The Shareholders' meeting of Davide Campari-Milano S.p.A. today approved the company's 2005 results.

The meeting approved a **dividend of € 0.10 per share**, unchanged from the previous year. The dividend will be paid from 11 May 2006 (coupon no. 2 to be detached on 8 May 2006).

2005 CONSOLIDATED RESULTS

As indicated on 21 March, the 2005 results were very positive and showed **growth in sales and at all levels of profitability** compared to the previous year.

In 2005, **Group sales** totalled € 809.9 million, **an increase of 7.8%** (+6.6% at constant exchange rates).

The overall change in consolidated sales resulted from **organic growth of 4.1%** and a positive exchange rate effect of 1.2%. **External growth of 2.5%** came from sales of third-party brands that the Group has begun distributing (Jack Daniel's and the other Brown-Forman brands on the Italian market, and to a lesser extent, Martin Miller's gin in the US).

Trading profit increased by 7.1% (+6.8% at constant exchange rates), to € 234.8 million, or 29.0% of sales. The total change is composed of 5.7% organic growth, 1.1% external growth and 0.3% positive currency effect.

EBITDA before one off's increased by 7.8% (+7.9% at constant exchange rates) to € 196.6 million, or 24.3% of sales.

EBITDA rose by 9.1% (+8.9% at constant exchange rates) to € 201.3 million, or 24.9% of sales.

EBIT before one off's went up by 8.9% (+9.1% at constant exchange rates) to € 179.1 million, or 22.1% of sales.

EBIT increased by 10.3% (+10.3% at constant exchange rates) to € 183.9 million, or 22.7% of sales.

With regard to **depreciation and amortisation**, please note that following the adoption of the international accounting standards IAS / IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation.

Profit before tax and minority interests was € 174.2 million, an **increase** of 10.9% (+10.7% at constant exchange rates).

Group's net profit was € 118.0 million, a **rise of 21.8%** (+22.1% at constant exchange rates).

Shareholders' equity was € 695.8 million at 31 December 2005.

At 31 December 2005, **net financial debt** stood at € 371.4 million (€ 327.5 million at 30 September 2005). **The debt to equity ratio** at 31 December 2005 was 53.4%.

EVENTS TAKING PLACE AFTER THE END OF 2005

On 15 March 2006, the Campari Group completed the acquisition from Pernod Ricard of Scotch whisky brands Glen Grant, Old Smuggler and Braemar as well as related assets, including the Glen Grant distillery in Rothes, Scotland. The agreement was announced on 22 December 2005. The payment of the acquisition of € 130 million, financed via bank debt, was made in cash.

OTHER RESOLUTIONS

Own shares. The Shareholders' meeting authorised the purchase and/or sale of own shares, mainly to be used to service the stock option plans. The authorisation shall concern the purchase and/or sale of a total number of shares, including existing own shares, up to 10% of the share capital. As of today, the company has own shares corresponding to 3.11% of the share capital. The authorisation shall remain valid until 30 June 2007. The corresponding minimum and maximum purchase and/or sale price will be determined at a unit price which, as regards the said price range, shall not be less than 25% and shall not exceed 25% than the average reference price determined by the three Stock Market sessions prior to each single transaction.

Amendments to the company's by-laws. The extraordinary Shareholders' Meeting approved an amendment to the company's by-laws to give directors the authorisation to increase the share capital (both free or against payment) and issue bonds (both convertible and not) and other financial instruments.

* * *

The **Campari Group** is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

CAMPARI GROUP

Consolidated net revenues by segment

	1 January - 31 December 2005		1 January - 31 December 2004		Change
	€ million	%	€ million	%	%
Spirits	551.5	68.1%	493.1	65.6%	**11.9%**
Wines	125.2	15.5%	120.8	16.1%	**3.6%**
Soft drinks	124.9	15.4%	127.4	17.0%	**-1.9%**
Other revenues	8.3	1.0%	9.9	1.3%	**-15.9%**
Total	**809.9**	**100.0%**	**751.1**	**100.0%**	**7.8%**

Consolidated net revenues by geographic area

	1 January - 31 December 2005		1 January - 31 December 2004		Change
	€ million	%	€ million	%	%
Italy	381.5	47.1%	363.6	48.4%	**4.9%**
Europe	151.7	18.7%	141.8	18.9%	**6.9%**
Americas	242.0	29.9%	214.6	28.6%	**12.8%**
Rest of the world and duty free	34.8	4.3%	31.1	4.1%	**11.9%**
Total	**809.9**	**100.0%**	**751.1**	**100.0%**	**7.8%**

Reclassified consolidated income statement

	1 January - 31 December 2005		1 January - 31 December 2004		Change
	€ million	%	€ million	%	%
Net sales [(1)]	**809.9**	**100.0%**	**751.1**	**100.0%**	**7.8%**
Total cost of goods sold	(345.1)	-42.6%	(316.6)	-42.1%	9.0%
Gross margin	**464.9**	**57.4%**	**434.6**	**57.9%**	**7.0%**
Advertising and promotion	(139.7)	-17.2%	(131.3)	-17.5%	6.4%
Sales and distribution expenses	(90.3)	-11.1%	(84.1)	-11.2%	7.4%
Trading profit	**234.8**	**29.0%**	**219.2**	**29.2%**	**7.1%**
G&A and other operating income / expenses	(55.7)	-6.9%	(54.7)	-7.3%	1.8%
EBIT before one-off's	**179.1**	**22.1%**	**164.4**	**21.9%**	**8.9%**
One-off's	4.7	0.6%	2.2	0.3%	113.6%
Operating profit = EBIT	**183.9**	**22.7%**	**166.7**	**22.2%**	**10.3%**
Net financial income (expenses)	(9.9)	-1.2%	(9.6)	-1.3%	3.1%
Income from associates	0.3	0.0%	0.0	0.0%	
Pretax profit	**174.2**	**21.5%**	**157.1**	**20.9%**	**10.9%**
Taxes	(51.2)	-6.3%	(43.1)	-5.7%	18.8%
Net profit	**123.1**	**15.2%**	**114.0**	**15.2%**	**8.0%**
Minority interests	(5.0)	-0.6%	(17.1)	-2.3%	-70.8%
Group's net profit	**118.0**	**14.6%**	**96.9**	**12.9%**	**21.8%**
Other information:					
Depreciation	(17.4)	-2.1%	(17.8)	-2.4%	-2.2%
EBITDA before one-off's	196.6	24.3%	182.3	24.2%	7.8%
EBITDA	**201.3**	**24.9%**	**184.5**	**24.5%**	**9.1%**

(1) Net of discounts and excise duty.

CAMPARI GROUP

Reclassified consolidated balance sheet

	31 December 2005 € million	31 December 2004 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	152.5	144.2
Biological assets	13.5	9.5
Property	4.6	4.1
Goodwill and trademarks	750.6	575.6
Intangible assets	3.8	3.4
Interests in associates	0.6	0.4
Pre-paid taxes	16.5	15.5
Other non-current assets	11.1	34.9
Total non-current assets	**953.2**	**787.7**
Current assets		
Inventories	135.3	114.4
Trade receivables	237.4	166.3
Short-term financial receivables	3.2	3.9
Cash at bank and securities	247.5	246.0
Other receivables	24.2	22.9
Total current assets	**647.6**	**553.4**
Non-current assets for sale	0.1	0.1
Total assets	**1,600.9**	**1,341.2**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	664.5	595.8
Group's shareholders' equity	693.6	624.8
Minority interests	2.2	4.4
Total shareholders' equity	**695.8**	**629.2**
Non-current liabilities		
Bonds	374.6	378.0
Other non-current financial payables	122.8	27.2
Staff severance fund	14.3	15.2
Risks fund	10.1	14.3
Deferred tax	43.3	25.1
Total non-current liabilities	**565.1**	**459.7**
Current liabilities		
Banks borrowings	112.8	55.6
Other financial payables	17.2	15.3
Trade payables	150.2	127.6
Payables to tax authorities	25.1	20.5
Other current liabilities	34.8	33.3
Total current liabilities	**340.0**	**252.3**
Total liabilities and shareholders' equity	**1,600.9**	**1,341.2**

CAMPARI GROUP

Consolidated cash flow statement

	31 December 2005 € million	31 December 2004 € million
Net profit	118.0	96.9
Non cash items	29.3	13.7
Cash flow from operating activities before changes in working capital	**147.3**	**110.6**
Net change in working capital	(50.2)	4.2
Cash flow from operating activities (A)	**97.1**	**114.8**
Cash flow from investing activities (capex) (B)	**(15.0)**	**(16.4)**
Free cash flow (A + B)	**82.1**	**98.4**
Acquisitions	(130.7)	(14.1)
Other changes	2.1	2.1
Dividends paid	(28.1)	(24.7)
Cash flow from other activities (C)	**(156.7)**	**(36.7)**
Exchange rate differences and other movements (D)	**(24.6)**	**6.4**
Net increase (decrease) in net financial position (A + B + C + D)	**(99.2)**	**68.1**
Expected cost relating to eventual exercise of put option on Skyy Spirits, LLC minority stake	(45.5)	
Net increase (decrease) in net financial position	**(144.7)**	**68.1**
Net financial position at start of period	(226.7)	(294.8)
Net financial position at end of period	(371.4)	(226.7)

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement (summary statutory accounts)

	31 December 2005 € million
Value of production	306.7
Production costs	294.2
Difference between value and cost production	12.5
Total financial income and charges	19.3
Total extraordinary items	2.6
Profit before tax	34.4
Corporate income tax	2.2
Net profit	32.2

Parent company balance sheet (summary statutory accounts)

	31 December 2005 € million
Total non - current assets	854.1
Total current assets	264.9
Total accruals and deferrals	5.6
Total assets	1,124.6
Total shareholders' equity	458.0
Total provisions for risks and charges	8.2
Staff severance fund	8.3
Total payables	635.9
Total accruals and deferrals	14.1
Total liabilities	1,124.6

Parent company cash flow (summary statutory accounts)

	31 December 2005 € million
Net profit	32.2
Adjustments to reconcile net profit with cash flow from operations	19.2
Changes in operating assets and liabilities	(3.0)
Cash flow from operations	48.4
Cash flow from investments	(20.0)
Cash flow used by financial operations	17.9
Increase (decrease) in cash and banks	46.3
Cash and banks at start of financial year	55.7
Cash and banks at end of financial year	102.0

GRUPPO
CAMPARI

RECEIVED
2006 MAY 15 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMUNICATO STAMPA

DAVIDE CAMPARI-MILANO S.p.A.: ASSEMBLEA ORDINARIA E STRAORDINARIA

Approvato il bilancio 2005

Vendite nette € 809,9 milioni (+7,8%)

EBIDTA € 201,3 milioni (+9,1%), pari al 24,9% sul fatturato

Utile netto del Gruppo € 118,0 milioni (+21,8%)

Deliberata la distribuzione di un dividendo di € 0,10 per azione

Milano, 24 aprile 2006 - L'Assemblea degli azionisti di Davide Campari-Milano S.p.A. **ha approvato oggi il bilancio relativo all'esercizio 2005.**

L'Assemblea degli Azionisti ha deliberato la distribuzione di un **dividendo di € 0,10 per azione** (invariato rispetto al dividendo distribuito l'anno scorso). Il dividendo sarà messo in pagamento a partire dal 11 maggio 2006, previo stacco della cedola n. 2 in data 8 maggio 2006.

RISULTATI CONSOLIDATI 2005

Come già illustrato il 22 marzo, i risultati del 2005 sono stati molto positivi e hanno mostrato una **crescita delle vendite e di tutti i livelli di redditività** rispetto all'esercizio precedente.

Nel 2005 le **vendite del Gruppo** sono state pari a **€ 809,9 milioni**, in **crescita del 7,8%** (+6,6% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 4,1%** e da un impatto positivo dei cambi del 1,2%. La **crescita** esterna, pari al **2,5%**, è stata determinata dalle vendite dei *brand* di terzi di cui il Gruppo ha iniziato la distribuzione (Jack Daniel's e gli altri *brand* di Brown-Forman sul mercato italiano e, in misura minore, Martin Miller's Gin sul mercato statunitense).

Il **margine commerciale** si è attestato a € 234,8 milioni, evidenziando una **crescita del 7,1%** (+6,8% a cambi costanti) e un'incidenza sulle vendite pari al 29,0%. La variazione totale è attribuibile per il 5,7% alla crescita organica, per il 1,1% alla crescita esterna e per il 0,3% al positivo effetto cambi.

L'**EBITDA prima di proventi e oneri non ordinari** è stato di € 196,6 milioni in **crescita del 7,8%** (+7,9% a cambi costanti) e con un'incidenza sulle vendite pari al 24,3%.

L'**EBITDA** è stato di € 201,3 milioni, in **crescita del 9,1%** (+8,9% a cambi costanti) e con un'incidenza sulle vendite pari al 24,9%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ordinari)** è stato di € 179,1 milioni, in **crescita del 8,9%** (+9,1% a cambi costanti) e con un'incidenza sulle vendite pari al 22,1%.

Il **Risultato Operativo (EBIT)** è stato di € 183,9 milioni, in **crescita del 10,3%** (+10,3% a cambi costanti) e con un'incidenza sulle vendite pari al 22,7%.

Relativamente agli **ammortamenti**, è opportuno precisare che la voce ammortamenti immateriali, conseguentemente all'adozione dei principi contabili internazionali IAS / IFRS, non include più l'ammortamento relativo all'avviamento e ai marchi.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 174,2 milioni e ha evidenziato un **incremento del 10,9%** (+10,7% a cambi costanti).

L'**utile netto di pertinenza del Gruppo** è stato di € 118,0 milioni e ha evidenziato un **incremento del 21,8%** (+22,1% a cambi costanti).

Il **patrimonio netto** al 31 dicembre 2005 ammonta a € 695,8 milioni.

Al 31 dicembre 2005 l'**indebitamento finanziario netto** è pari a € 371,4 milioni (€ 327,5 milioni al 30 settembre 2005). Il **rapporto tra indebitamento finanziario netto e patrimonio netto** al 31 dicembre 2005 è pari a 53,4%.

EVENTI SUCCESSIVI ALLA CHIUSURA DEL 2005

Si segnala che in data 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto dei marchi di *Scotch whisky* Glen Grant, Old Smuggler e Braemar e dei relativi *asset*, di proprietà di Pernod Ricard, tra cui la distilleria per la produzione di Glen Grant situata a Rothes in Scozia. L'accordo per l'acquisizione era stato annunciato il 22 dicembre 2005. Il corrispettivo, pagato in contanti, è stato pari a € 130 milioni. L'acquisizione è stata finanziata con indebitamento bancario.

ALTRE DELIBERE

Azioni proprie. L'Assemblea ha deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie finalizzate principalmente a servire i piani di *stock option*. L'autorizzazione viene richiesta per l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della società, non superino il 10% del capitale sociale. A oggi, la società risulta proprietaria di azioni proprie corrispondenti al 3,11% del capitale sociale. L'autorizzazione viene richiesta sino al 30 giugno 2007. Il corrispettivo unitario per l'acquisito e/o l'alienazione non dovrà essere inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di Borsa precedenti ogni singola operazione di acquisto.

Modifiche statutarie. L'Assemblea straordinaria degli Azionisti ha deliberato la modifica dello statuto sociale finalizzata all'attribuzione agli Amministratori di delega con facoltà di procedere ad aumenti del capitale sociale, a pagamento o gratuiti, nonché all'emissione di obbligazioni, anche convertibili, e altri strumenti finanziari.

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 dicembre 2005		1 gennaio - 31 dicembre 2004		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	551,5	68,1%	493,1	65,6%	**11,9%**
Wine	125,2	15,5%	120,8	16,1%	**3,6%**
Soft drink	124,9	15,4%	127,4	17,0%	**-1,9%**
Altri ricavi	8,3	1,0%	9,9	1,3%	**-15,9%**
Totale	**809,9**	**100,0%**	**751,1**	**100,0%**	**7,8%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 dicembre 2005		1 gennaio - 31 dicembre 2004		Variazione
	€ milioni	%	€ milioni	%	%
Italia	381,5	47,1%	363,6	48,4%	**4,9%**
Europa	151,7	18,7%	141,8	18,9%	**6,9%**
Americhe	242,0	29,9%	214,6	28,6%	**12,8%**
Resto del mondo e *duty free*	34,8	4,3%	31,1	4,1%	**11,9%**
Totale	**809,9**	**100,0%**	**751,1**	**100,0%**	**7,8%**

Conto economico consolidato

	1 gennaio - 31 dicembre 2005		1 gennaio - 31 dicembre 2004		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**809,9**	**100,0%**	**751,1**	**100,0%**	**7,8%**
Costo del venduto	(345,1)	-42,6%	(316,6)	-42,1%	9,0%
Margine lordo	**464,9**	**57,4%**	**434,6**	**57,9%**	**7,0%**
Pubblicità e promozioni	(139,7)	-17,2%	(131,3)	-17,5%	6,4%
Costi di vendita e distribuzione	(90,3)	-11,1%	(84,1)	-11,2%	7,4%
Margine commerciale	**234,8**	**29,0%**	**219,2**	**29,2%**	**7,1%**
Spese generali e amministrative e altri oneri e proventi operativi	(55,7)	-6,9%	(54,7)	-7,3%	1,8%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	**179,1**	**22,1%**	**164,4**	**21,9%**	**8,9%**
Altri proventi (oneri) non ordinari	4,7	0,6%	2,2	0,3%	113,6%
Risultato operativo = EBIT	**183,9**	**22,7%**	**166,7**	**22,2%**	**10,3%**
Proventi (oneri) finanziari netti	(9,9)	-1,2%	(9,6)	-1,3%	3,1%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,3	0,0%	0,0	0,0%	
Utile prima delle imposte e degli interessi di minoranza	**174,2**	**21,5%**	**157,1**	**20,9%**	**10,9%**
Imposte	(51,2)	-6,3%	(43,1)	-5,7%	18,8%
Utile netto prima degli interessi di minoranza	**123,1**	**15,2%**	**114,0**	**15,2%**	**8,0%**
Interessi di minoranza	(5,0)	-0,6%	(17,1)	-2,3%	-70,8%
Utile netto di pertinenza del Gruppo	**118,0**	**14,6%**	**96,9**	**12,9%**	**21,8%**
Altre informazioni economiche:					
Totale ammortamenti	(17,4)	-2,1%	(17,8)	-2,4%	-2,2%
EBITDA prima di altri oneri e proventi non ordinari	196,6	24,3%	182,3	24,2%	7,8%
EBITDA	**201,3**	**24,9%**	**184,5**	**24,5%**	**9,1%**

(1) Al netto di sconti e accise.

GRUPPO CAMPARI

Stato patrimoniale consolidato riclassificato

	31 dicembre 2005 € milioni	31 dicembre 2004 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	152,5	144,2
Attività biologiche	13,5	9,5
Investimenti immobiliari	4,6	4,1
Avviamento e marchi	750,6	575,6
Attività immateriali a vita definita	3,8	3,4
Partecipazioni in società collegate e *joint-venture*	0,6	0,4
Imposte anticipate	16,5	15,5
Altre attività non correnti	11,1	34,9
Totale attività non correnti	**953,2**	**787,7**
Attività correnti		
Rimanenze	135,3	114,4
Crediti commerciali	237,4	166,3
Crediti finanziari, quota a breve	3,2	3,9
Cassa, banche e titoli	247,5	246,0
Altri crediti	24,2	22,9
Totale attività correnti	**647,6**	**553,4**
Attività non correnti destinate alla vendita	0,1	0,1
Totale attività	**1.600,9**	**1.341,2**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	664,5	595,8
Patrimonio netto di pertinenza della Capogruppo	693,6	624,8
Patrimonio netto di pertinenza di terzi	2,2	4,4
Totale patrimonio netto	**695,8**	**629,2**
Passività non correnti		
Prestiti obbligazionari	374,6	378,0
Altre passività finanziarie non correnti	122,8	27,2
Trattamento di fine rapporto e altri fondi relativi al personale	14,3	15,2
Fondi per rischi e oneri futuri	10,1	14,3
Imposte differite	43,3	25,1
Totale passività non correnti	**565,1**	**459,7**
Passività correnti		
Debiti verso banche	112,8	55,6
Altri debiti finanziari	17,2	15,3
Debiti verso fornitori	150,2	127,6
Debiti verso l'erario	25,1	20,5
Altre passività correnti	34,8	33,3
Totale passività correnti	**340,0**	**252,3**
Totale passività e patrimonio netto	**1.600,9**	**1.341,2**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	31 dicembre 2005 € milioni	31 dicembre 2004 € milioni
Utile netto	118,0	96,9
Rettifiche per riconciliare l'utile netto al flusso di cassa	29,3	13,7
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**147,3**	**110,6**
Variazione capitale circolante netto operativo	(50,2)	4,2
Flusso di cassa generato dalle attività operative (A)	**97,1**	**114,8**
Flusso di cassa assorbito da investimenti (B)	**(15,0)**	**(16,4)**
Free Cash Flow **(A + B)**	**82,1**	**98,4**
Acquisizioni	(130,7)	(14,1)
Altre variazioni	2,1	2,1
Dividendo pagato dalla Capogruppo	(28,1)	(24,7)
Totale flusso di cassa assorbito da altre attività (C)	**(156,7)**	**(36,7)**
Altre differenze cambio e altre variazioni (D)	(24,6)	6,4
Variazione della posizione finanziaria per effetto delle attività dell'esercizio (A + B + C + D)	**(99,2)**	**68,1**
Futuro esercizio *put option* su Skyy Spirits, LLC	(45,5)	
Variazione delle posizione finanziaria netta	**(144,7)**	**68,1**
Posizione finanziaria netta di inizio del periodo	(226,7)	(294,8)
Posizione finanziaria netta di fine periodo	(371,4)	(226,7)

DAVIDE CAMPARI-MILANO S.p.A.

Conto economico della Capogruppo (prospetto di sintesi del bilancio civilistico)

	31 dicembre 2005 € milioni
Valore della produzione	306,7
Costi della produzione	294,2
Differenza tra valore e costi della produzione	12,5
Totale proventi e oneri finanziari	19,3
Totale delle partite straordinarie	2,6
Risultato prima delle imposte	34,4
Imposte sul reddito di esercizio	2,2
Risultato di esercizio	32,2

Stato Patrimoniale della Capogruppo (prospetto di sintesi del bilancio civilistico)

	31 dicembre 2005 € milioni
Totale immobilizzazioni	854,1
Totale attivo circolante	264,9
Totale ratei e risconti	5,6
Totale attivo	1.124,6
Totale patrimonio netto	458,0
Totale fondi per rischi e oneri	8,2
Trattamento Fine Rapporto	8,3
Totale debiti	635,9
Totale ratei e risconti	14,1
Totale passivo	1.124,6

Rendiconto finanziario della Capogruppo (prospetto di sintesi del bilancio civilistico)

	31 dicembre 2005 € milioni
Utile netto dell'esercizio	32,2
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative	19,2
Variazioni nelle attività e passività operative	(3,0)
Flusso di cassa generato (utilizzato) dalle attività operative	48,4
Flusso di cassa generato da attività di investimento	(20,0)
Flusso di cassa utilizzato da attività di finanziamento	17,9
Aumento (diminuzione) delle disponibilità liquide	46,3
Disponibilità liquide all'inizio dell'esercizio	55,7
Disponibilità liquide alla fine dell'esercizio	102,0

Codice Fiscale e Registro Imprese 06672120158

REA 1112227

Davide Campari-Milano S.p.A.

Sede in Via Filippo Turati 27, 20121 Milano

Capitale Sociale € 29.040.000 interamente versato

Bilancio al 31 dicembre 2005

	31 dicembre 2005	31 dicembre 2004
Stato patrimoniale attivo		
A) Crediti verso soci per versamenti ancora dovuti	0	0
B) Immobilizzazioni, con separata indicazione di quelle concesse in locazione finanziaria		
I. Immateriali		
1) Costi di impianto e di ampliamento	203.952	300.126
3) Diritti di brevetto industriale e opere dell'ingegno	700.686	261.865
4) Concessioni, licenze, marchi e diritti simili	1.661.140	1.960.694
5) Avviamento	151.926.417	160.574.508
6) Immobilizzazioni in corso e acconti	2.027.836	250.546
7) Altre	2.712.476	3.114.387
Totale immobilizzazioni immateriali	*159.232.507*	*166.462.126*
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	26.922.318	27.430.322
2) Impianti e macchinari	38.110.050	40.432.745
3) Attrezzature industriali e commerciali	1.066.256	1.060.888
4) Altri beni	593.449	1.598.154
5) Immobilizzazioni in corso e acconti	802.207	1.569.130
Totale immobilizzazioni materiali	*67.494.280*	*72.091.239*
III.Immobilizzazioni finanziarie		
1) Partecipazioni in	597.807.106	584.848.423
a) imprese controllate	597.753.332	584.753.332
d) altre imprese	53.774	95.091
2) Crediti	245.812	516.754
d) Verso altri	245.812	516.754
- entro 12 mesi	0	173.431
- oltre 12 mesi	245.812	343.323
4) Azioni proprie	29.289.471	29.779.604
Totale immobilizzazioni finanziarie	*627.342.389*	*615.144.781*
Totale immobilizzazioni	*854.069.176*	*853.698.146*

C) Attivo circolante		
I. Rimanenze		
1) Materie prime, sussidiarie e di consumo	10.602.178	9.919.118
2) Prodotti in corso di lavorazione e semilavorati	19.775.428	19.476.629
4) Prodotti finiti e merci	12.601.221	7.522.789
5) Acconti	1.318.521	1.482.808
Totale rimanenze	*44.297.348*	*38.401.344*
II. Crediti		
1) Verso clienti	871.512	283.933
- entro 12 mesi	871.512	283.933
2) Verso imprese controllate	99.735.719	62.054.078
- entro 12 mesi	99.735.719	62.054.078
4 *bis*) Crediti tributari	9.048.420	6.433.432
- entro 12 mesi	9.048.420	6.433.432
4 *ter*) Imposte anticipate	3.355.115	5.430.280
- entro 12 mesi	3.355.115	5.430.280
5) Verso altri	5.595.461	4.919.542
- entro 12 mesi	2.614.890	1.982.452
- oltre 12 mesi	2.980.571	2.937.090
Totale crediti	*118.606.227*	*79.121.265*
III. Attività finanziarie che non costituiscono immobilizzazioni	*0*	*0*
IV. Disponibilità liquide		
1) Depositi bancari e postali	101.974.803	55.726.756
3) Denaro e valori in cassa	18.938	13.460
Totale disponibilità liquide	*101.993.741*	*55.740.216*
Totale attivo circolante	*264.897.316*	*173.262.825*
D) Ratei e risconti		
1) Disaggio sui prestiti		
2) Vari	5.599.463	4.889.191
Totale ratei e risconti	*5.599.463*	*4.889.191*
Totale attivo	***1.124.565.955***	***1.031.850.162***

Stato patrimoniale passivo

A) Patrimonio netto		
I. Capitale	*29.040.000*	*29.040.000*
II. Riserva da sovrapprezzo delle azioni	*0*	*0*
III. Riserve di rivalutazione	*0*	*0*
IV. Riserva legale	*5.808.000*	*5.808.000*
V. Riserve statutarie	*0*	*0*
VI. Riserva azioni proprie e in portafoglio	*29.289.471*	*29.779.604*
VII. Altre riserve	*247.567.434*	*247.567.434*
- Riserva straordinaria	243.221.990	243.221.990
- Riserva detrazione IVA 4% Legge 64/86	591.982	591.982
- Riserva detrazione IVA 6% Legge 67/88	451.142	451.142
- Contributi in conto capitale	260.963	260.963
- Riserva conferimento di partecipazione ex D. Lgs. 544/92	3.041.357	3.041.357
VIII. Utili (perdite) portate a nuovo	*114.087.912*	*8.019.577*
IX. Utile (Perdita) dell'esercizio	*32.214.464*	*133.683.012*
Totale patrimonio netto	*458.007.281*	*453.897.627*
B) Fondi per rischi ed oneri		
1) Per trattamento di quiescenza	133.661	133.661
2) Per imposte, anche differite	5.220.486	4.152.237
b) per imposte differite	5.220.486	4.152.237
3) Altri	2.894.495	6.091.347
Totale fondi per rischi e oneri	*8.248.642*	*10.377.245*
C) Trattamento di fine rapporto	*8.293.218*	*8.678.893*
D) Debiti		
1) Obbligazioni	257.953.568	257.953.568
- oltre 12 mesi	257.953.568	257.953.568
4) Debiti verso banche	71.500.055	48.432.848
- entro 12 mesi	71.500.055	48.432.848
5) Debiti verso altri finanziatori	1.624.719	1.624.719
- entro 12 mesi	155.071	0
- oltre 12 mesi	1.469.648	1.624.719
6) Acconti	35.000	0
- entro 12 mesi	35.000	0
7) Debiti verso fornitori	47.163.108	36.138.636
- entro 12 mesi	46.946.595	36.138.636
- oltre 12 mesi	216.513	0
9) Debiti verso imprese controllate	247.144.052	187.943.828
- entro 12 mesi	247.144.052	187.943.828

12) Debiti tributari	5.918.405	5.335.435
- entro 12 mesi	5.918.405	5.335.435
13) Debiti verso istituti di previdenza	1.627.218	1.650.138
- entro 12 mesi	1.627.218	1.650.138
14) Altri debiti	2.980.389	5.322.381
- entro 12 mesi	2.980.389	5.322.381
Totale debiti	*635.946.514*	*544.401.553*
E) Ratei e risconti		
1) Aggio sui prestiti		
2) Vari	14.070.300	14.494.844
Totale ratei e risconti	*14.070.300*	*14.494.844*
Totale passivo	***1.124.565.955***	***1.031.850.162***

Conti d'ordine

2) Sistema improprio degli impegni

Impegni verso terzi	12.909.825	39.031.086
Totale impegni verso terzi	*12.909.825*	*39.031.086*
Garanzie ricevute	2.000.000	4.026.584
Totale garanzie ricevute	*2.000.000*	*4.026.584*
Garanzie prestate	249.405.594	162.934.374
Totale garanzie prestate	*249.405.594*	*162.934.374*
Totale sistema improprio degli impegni	*264.315.419*	*205.992.044*
Totale conti d'ordine	***264.315.419***	***205.992.044***

Conto economico

A) Valore della produzione

1) Ricavi delle vendite e delle prestazioni	*283.743.997*	*251.974.094*
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	*5.377.231*	*7.604.274*
5) Altri ricavi e proventi	*17.533.270*	*24.678.795*
Totale valore della produzione	*306.654.498*	*284.257.163*

B) Costi della produzione

6) Per materie prime, sussidiarie, consumo e merci	*202.862.148*	*173.984.884*
7) Per servizi	*33.014.931*	*32.387.663*
8) Per godimento di beni di terzi	*9.242.325*	*8.893.130*
9) Per il personale	*27.472.101*	*26.914.673*
a) Salari e stipendi	18.818.849	18.460.758
b) Oneri sociali	6.320.062	6.220.770
c) Trattamento di fine rapporto	1.441.543	1.371.586
e) Altri costi	891.647	861.559
10) Ammortamenti e svalutazioni	*18.523.809*	*19.426.812*
a) Ammortamento delle immobilizzazioni immateriali	10.002.804	10.464.638
b) Ammortamento delle immobilizzazioni materiali	8.521.005	8.962.174
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	*-683.060*	*-1.270.717*
12) Accantonamento per rischi	*70.000*	*834.000*
14) Oneri diversi di gestione	*3.669.031*	*2.835.005*
Totale costi della produzione	*294.171.285*	*264.005.450*
Differenza tra valore e costi di produzione (A - B)	*12.483.213*	*20.251.713*

C) Proventi e oneri finanziari

15) Proventi da partecipazioni	*28.321.310*	*60.013.718*
- da imprese controllate	28.306.832	60.013.718
- altri	14.478	0
16) Altri proventi finanziari	*85.404.777*	*29.271.297*
c) da titoli iscritti nell'attivo circolante	38.635.613	12.604.550
d) proventi diversi dai precedenti	46.769.164	16.666.747
- da imprese controllate	768.523	928.939
- altri	46.000.641	15.737.808
17) Interessi e oneri finanziari	*94.436.234*	*41.316.721*
- da imprese controllate	5.301.974	6.495.028
- altri	89.134.260	34.821.693
17 bis) Utili e perdite su cambi	*3.239*	*-5.025*
Totale proventi e oneri finanziari (15 + 16 - 17 +/- 17 bis)	*19.293.092*	*47.963.269*

D) Rettifiche di valore di attività finanziarie	0	0
E) Proventi e oneri straordinari		
20) Proventi straordinari	*3.182.401*	*72.101.643*
- Plusvalenze da alienazioni	959.093	1.484.050
- Altri proventi straordinari	2.223.308	70.617.593
21) Oneri straordinari	*556.459*	*538.065*
- Imposte relative ad esercizi precedenti	0	12.938
- Altri oneri straordinari	556.459	525.127
Totale delle partite straordinarie (20 - 21)	*2.625.942*	*71.563.578*
Risultato prima delle imposte (A - B +/- C +/- D +/- E)	*34.402.247*	*139.778.560*
22) Imposte sul reddito d'esercizio	*2.187.783*	*6.095.548*
- Correnti	-1.378.062	3.607.177
- Imposte differite	1.490.680	1.553.608
- Imposte anticipate	2.075.165	934.763
23) Utile (perdita) dell'esercizio	***32.214.464***	***133.683.012***

Nota integrativa al bilancio chiuso il 31 dicembre 2005

Criteri di formazione

Sono di seguito esposti i criteri più significativi utilizzati nella formazione del bilancio d'esercizio.
Il bilancio di esercizio è redatto in conformità agli articoli 2423 e seguenti cod. civ., come risulta dalla presente Nota Integrativa, redatta ai sensi dell'articolo 2427 cod. civ., che costituisce, ai sensi e per gli effetti dell'articolo 2423 cod. civ., parte integrante del bilancio d'esercizio e in conformità anche a quanto disposto dal D. Lgs. n. 127 del 9 aprile 1991.
Le norme di legge sulla base delle quali il bilancio è stato redatto sono state interpretate e integrate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché da specifiche disposizioni di legge.
Inoltre, al fine di ottemperare a quanto disposto dalla riforma operata dal Legislatore in materia di diritto societario con il D. Lgs. del 17 gennaio 2003 n. 6 e 28 dicembre 2004 n. 310 e successive modificazioni, nella stesura del presente bilancio d'esercizio, si è tenuto conto di quanto previsto dai principi contabili, modificati dall'Organismo italiano di Contabilità, che ne ha curato la revisione a seguito delle nuove disposizioni del D. Lgs. n. 6 del 17 gennaio 2003 e n. 310 del 28 dicembre 2004.
Per i casi previsti dalla legge è stato richiesto il consenso del Collegio Sindacale.
Non si sono verificati casi eccezionali che abbiano reso necessario il ricorso alle deroghe di cui al quarto comma dell'articolo 2423 cod. civ.
Ai sensi del D. Lgs. 127 del 9 aprile 1991, la Società ha altresì predisposto il bilancio consolidato di Gruppo.
In conformità a quanto disposto dal Regolamento Europeo n. 1606/2002 del 19 luglio 2002, a partire dal 2005, il bilancio consolidato è redatto conformemente ai principi contabili internazionali (IAS / IFRS).
A tale scopo, tutte le società partecipate e consolidate hanno opportunamente rettificato e riclassificato i dati dei bilanci predisposti dai Consigli di Amministrazione per l'approvazione da parte delle rispettive assemblee degli azionisti.
Per quanto riguarda le informazioni relative alla natura dell'attività dell'impresa e ai fatti di rilievo avvenuti dopo la chiusura dell'esercizio e ai rapporti con imprese controllate, collegate e controllanti, si rinvia al contenuto della relazione sull'andamento della gestione.

Struttura dello Stato Patrimoniale e del Conto Economico

Sono stati adottati gli schemi prescritti dalla vigente normativa di cui agli articoli 2424 e 2425 cod. civ., che ha recepito nell'ordinamento italiano la direttiva comunitaria in materia di conti annuali delle società per azioni.
Le voci che nello schema di legge sono precedute da lettere maiuscole o da numeri romani sono riportate anche nel caso in cui il loro importo sia di valore uguale a zero.
Le voci precedute da numeri arabi o da lettere minuscole, nonché eventuali ulteriori suddivisioni previste dalla legge, non compaiono nello stato patrimoniale e nel conto economico se hanno saldo zero sia nell'esercizio in corso che nell'esercizio precedente. In nessun caso si è proceduto al raggruppamento di voci.
La nota integrativa costituisce integrazione e analisi dei dati di bilancio e contiene le informazioni richieste dal codice civile e dalle norme di legge che disciplinano l'informativa di bilancio per le società quotate sul Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

Criteri di valutazione

I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2005 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività nonché tenendo conto della funzione economica dell'elemento dell'attivo o del passivo considerato.
Gli utili, pertanto, sono inclusi se realizzati o incassati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dell'esercizio, entro la data di approvazione da parte del Consiglio di Amministrazione.

Gli elementi eterogenei compresi nelle singole voci devono essere valutati separatamente.
I criteri di valutazione adottati sono quelli prescritti dall'articolo 2426 cod. civ. con l'osservanza dei criteri generali sopra menzionati.

In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti.

Immobilizzazioni

Immateriali
Sono iscritte al costo d'acquisto o di produzione interna comprensivo degli oneri accessori di diretta imputazione.
I costi di impianto e di ampliamento, i costi di diritto di brevetto industriale, dei diritti di concessione delle licenze, dei marchi e dei diritti simili e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo qualora la loro attività si protragga nel tempo.
I suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.
In particolare le licenze di *software*, rappresentate dal costo di acquisto delle licenze, sono ammortizzate a quote costanti sulla prevista utilità futura, pari a tre anni e, qualora sostenuto, il costo esterno di consulenza, viene allocato nelle voce "altre immobilizzazioni immateriali".
In tale voce figurano inoltre, spese pluriennali principalmente imputabili alle spese di emissione del prestito obbligazionario, ammortizzate sulla base della sua durata temporale, pari a dodici e quindici anni.
L'avviamento, acquisito a titolo oneroso, è stato iscritto nell'attivo nei limiti del costo per esso sostenuto, con il consenso del Collegio Sindacale, e viene ammortizzato in venti anni, periodo considerato rappresentativo dell'utilità economica dell'attività iscritta, in base alle aspettative di durata e di sviluppo aziendale che hanno portato a riconoscere tale maggior valore.
Le immobilizzazioni immateriali, il cui valore economico alla data di chiusura dell'esercizio risulti durevolmente inferiore al costo, ammortizzato secondo i criteri sopraccitati, vengono svalutate fino a concorrenza del loro valore economico.
Se vengono meno le ragioni che hanno determinato la svalutazione, si procede al ripristino del costo.

Materiali
Sono iscritte nel bilancio al costo storico di acquisto o di produzione interna, comprensivo degli oneri accessori di diretta imputazione, rettificato per effetto delle rivalutazioni monetarie effettuate ai sensi delle leggi che hanno disciplinato questa materia e dai corrispondenti fondi di ammortamento.
Le quote di ammortamento sono calcolate secondo il metodo dell'ammortamento a quote costanti sul valore storico dei cespiti ovvero sul valore rivalutato, secondo l'utilizzo, la destinazione e la durata economico - tecnica dei cespiti, sulla base del criterio della residua possibilità di utilizzazione, criterio ritenuto rappresentato dalle seguenti aliquote:

Terreni e fabbricati	
Fabbricati	3%
Costruzioni leggere	10%
Impianti e macchinari	
Impianti e macchinari	10%
Serbatoi	10%
Attrezzature industriali e commerciali	
Attrezzature varie	20%
Attrezzature commerciali	20%
Altri beni	
Mobilio	12%
Macchine ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

I costi di manutenzione aventi efficacia conservativa sono imputati a conto economico nell'esercizio in cui sono sostenuti; quelli aventi carattere incrementativo, in quanto prolungano la vita utile o aumentano la produttività o la sicurezza, sono capitalizzati.

Le immobilizzazioni materiali il cui valore economico alla data di chiusura dell'esercizio risulti durevolmente inferiore al costo, ammortizzato secondo i criteri sopraccitati, vengono svalutate fino a concorrenza del loro valore economico.
Se vengono meno le ragioni che hanno determinato la svalutazione, si procede al ripristino del costo.

Beni in leasing
Il metodo di contabilizzazione seguito per i beni in *leasing*, è conforme alla prassi civilistica vigente in Italia che prevede per la società conduttrice il riconoscimento a conto economico dei canoni di locazione pagati. Vengono comunque fornite le informazioni circa gli effetti di patrimonio netto e conto economico che deriverebbero dalla rilevazione dell'operazione con metodo finanziario.

Immobilizzazioni finanziarie
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese controllate e in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.
Il valore originario viene ripristinato negli esercizi successivi se vengono meno i motivi della svalutazione effettuata.

Rimanenze di magazzino
Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritte al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione, e il valore di presunto realizzo desumibile dall'andamento del mercato.
I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate, comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo LIFO a scatti annuali e la differenza rispetto al valore delle rimanenze determinato dai costi correnti di fine esercizio, viene indicata nel paragrafo di commento alle rimanenze di magazzino.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo e i costi d'acquisto per pezzi di ricambio di manutenzione, determinati in linea con i criteri di cui sopra, vengono iscritti tra le rimanenze di fine esercizio.
Le eventuali giacenze di articoli obsoleti o a lento rigiro sono svalutate tenendo conto della possibilità di utilizzo e di realizzo.

Crediti e debiti
I crediti vengono valutati al presumibile valore di realizzo.
L'adeguamento del valore nominale dei crediti al valore presunto di realizzo è ottenuto mediante apposito fondo svalutazione crediti commisurato all'effettivo rischio di inesigibilità.
I debiti sono rilevati al valore nominale, eventualmente rettificato in caso di resi o rettifiche di fatturazione.
I crediti e i debiti in valute diverse da quelle facenti parte dei paesi aderenti all'Unione Monetaria Europea vengono allineati ai cambi di fine esercizio.
Le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al conto economico.

Disponibilità liquide
I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti
Alla voce ratei e risconti attivi sono iscritti i proventi esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri
Al fine di coprire le passività derivanti da accadimenti probabili ma non certi, a carico della Società, vengono iscritti al passivo dello stato patrimoniale fondi rischi e oneri.
I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza.
Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel conto economico.
I fondi per rischi e oneri comprendono anche gli accantonamenti al fondo imposte differite.

Trattamento di fine rapporto di lavoro subordinato
Il trattamento di fine rapporto (T.F.R.), spettanza dei dipendenti accumulata durante il periodo lavorativo e pagabile subito dopo l'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente.
L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano.
Nello stato patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine
Vengono iscritte tra i conti d'ordine le garanzie prestate direttamente o indirettamente, distinguendosi tra fidejussioni, avalli e altre garanzie personali, per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.
Tra gli altri conti d'ordine figura anche l'impegno pluriennale per la locazione di beni immobili.

Contratti derivati
La valutazione contabile di tali contratti è coerente con il valore delle attività e passività ad essi correlati.
I differenziali di tali operazioni sono riflessi nel conto economico.

Iscrizione dei ricavi, dei proventi, dei costi e degli oneri
I ricavi, i proventi, i costi e gli oneri, comprese tutte le imposte e tasse non gravanti sul reddito, sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi.
In particolare:
- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i dividendi da imprese partecipate sono iscritti a conto economico nell'esercizio in cui vengono incassati.
I costi, siano essi di natura industriale che di natura finanziaria, sono riconosciuti in base al principio di competenza.

Spese di ricerca e sviluppo
I costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti.

Spese di pubblicità
I costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

Imposte sul reddito correnti
Le imposte correnti vengono accantonate in base alle aliquote in vigore applicate a una stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio, nel rispetto del principio di competenza economica.

Imposte sul reddito differite
Le imposte differite o anticipate originate dalle differenze temporanee tra il valore attribuito a una attività o a una passività secondo criteri civilistici e il valore attribuito a quell'attività o a quella passività ai fini fiscali

sono iscritte in base ai principi di prudenza e competenza e valorizzate sulla base delle aliquote vigenti ragionevolmente applicabili per gli esercizi futuri.
Pertanto, le attività per imposte anticipate non vengono contabilizzate qualora non vi sia la ragionevole certezza del loro futuro recupero.
Le passività per imposte differite non vengono contabilizzate qualora esistano scarse probabilità che tale debito insorga.

Consolidato fiscale
A seguito della riforma tributaria introdotta con il D. Lgs. 12 dicembre 2003 n. 344, la Società ha esercitato, congiuntamente con le altre società italiane del Gruppo, l'opzione per il regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e ss. T.U.I.R., per gli esercizi 2004, 2005 e 2006, predisponendo apposito regolamento di partecipazione per le società del Gruppo Campari.
L'esercizio di tale opzione è coerentemente riflesso nelle scritture contabili.

Contributi in conto capitale
I contributi in conto capitale commisurati al costo delle immobilizzazioni materiali sono accreditati al conto economico in base alla vita utile dei cespiti cui si riferiscono ed esposti in bilancio in una voce del passivo tra i risconti; scontano altresì l'imposta corrente.

***I rapporti con le imprese controllate, controllanti, sottoposte al controllo di queste ultime e con* altre parti correlate**
La Società intrattiene rapporti commerciali principalmente per vendita di prodotti, prestazioni di servizi legali, amministrativi e di carattere generale nonché rapporti finanziari derivanti dalla gestione della tesoreria centralizzata verso società del Gruppo.
I rapporti commerciali sono regolati a prezzi di mercato e i rapporti finanziari generano oneri e proventi finanziari in linea con i tassi di mercato.
Non sono state effettuate transazioni con altre parti correlate.

Composizione delle voci di stato patrimoniale
Qualora sia necessario operare modifiche ai contenuti di alcune voci di bilancio si effettuano le medesime riclassificazioni anche al bilancio precedente per motivi di comparazione.

Altre informazioni
Espressione degli importi monetari
Gli importi riportati nel bilancio di esercizio e nella nota integrativa, se non diversamente indicato, sono espressi in unità di Euro.

Compensi corrisposti a amministratori, sindaci e direttori generali
Con riferimento alla deliberazione Consob n. 11971 del 14 maggio 1999 e successive modifiche, sono riportati nel prospetto allegato alla nota integrativa n. 6, i compensi corrisposti da Davide Campari-Milano S.p.A. e dalle sue controllate, ad Amministratori, Sindaci e Direttori Generali di Davide Campari-Milano S.p.A., secondo i criteri stabiliti nell'allegato 3C della Delibera Consob n.13616 del 12 giugno 2002 concernente il regolamento degli emittenti.

***Stock Option* attribuite ad Amministratori e Direttori Generali**
In riferimento alla deliberazione Consob n. 11971 del 14 maggio 1999 e successive modifiche, si segnala che è previsto un piano per la disciplina delle *stock option*, che prevede le modalità per l'attribuzione di opzioni per la sottoscrizione e/o l'acquisto di azioni di Davide Campari-Milano S.p.A., sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori di una o più società del Gruppo e/o a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
I beneficiari e il numero di opzioni a ciascuno attribuite sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito da ciascun beneficiario nell'ambito del Gruppo, nonché dell'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.

In osservanza alla deliberazione Consob n.11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob n.11508 del 15 febbraio 2000, sono riportati nel prospetto allegato alla nota integrativa n. 7, le informazioni relative all'assegnazione gratuita di azioni o l'offerta di opzioni per l'acquisto di azioni di Davide Campari-Milano S.p.A., previste dal piano di *stock option* attribuite ad amministratori di Davide Campari-Milano S.p.A. o sue controllate.

Dati sull'occupazione

L'organico medio aziendale nel corso dell'esercizio ha subito la seguente evoluzione:

Organico	31 dicembre 2005	31 dicembre 2004	Variazione
Dirigenti	30	28	2
Impiegati	240	239	1
Operai	248	272	-24
	518	**539**	**-21**

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, a eccezione dei portieri degli immobili di proprietà, per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

ATTIVITÀ

B) Immobilizzazioni

I. Immobilizzazioni immateriali

Saldo al 31 dicembre 2005	159.232.507
Saldo al 31 dicembre 2004	166.462.126
Variazioni	**-7.229.619**

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	Valore 31 dicembre 2004	Incrementi dell'esercizio	Decrementi dell'esercizio	Ammortamenti dell'esercizio	Valore 31 dicembre 2005
Costi di impianto e ampliamento	300.126			96.174	203.952
Software in licenza d'uso	261.865	663.983		225.162	700.686
Marchi	1.960.694			299.554	1.661.140
Avviamento	160.574.508			8.648.092	151.926.416
Immobilizzazioni in corso e acconti	250.546	2.027.836	250.546		2.027.836
Altre	3.114.387	331.912		733.822	2.712.477
	166.462.126	**3.023.731**	**250.546**	**10.002.804**	**159.232.507**

Nella voce "*Costi di impianto e ampliamento*" *sono inclusi costi per l'avviamento dell'unità produttiva di* Novi Ligure, non attribuibili a uno specifico impianto o macchinario.

Tra i "*software* in licenza d'uso" sono inclusi i costi relativi al puro acquisto di licenze, mentre i costi di consulenza a esse relativi sono allocati nella voce "altre immobilizzazioni immateriali".
Gli incrementi più significativi di *software* si riferiscono per € 390.653 all'acquisto di licenze applicative e di sistema, per € 136.171 ad altre licenze operative relative all'ambiente informativo aziendale, per € 107.910 all'acquisto di licenze relative a SAP R/3 e per € 29.249 all'aggiornamento di Lotus Notes, *software* che gestisce la posta elettronica.

Gli avviamenti iscritti si sono originati con le fusioni di Francesco Cinzano & C.ia S.p.A. e Campari-Crodo S.p.A., finalizzate rispettivamente negli esercizi 2003 e 2004.

La voce "altre" include sostanzialmente spese sostenute per il collocamento del prestito obbligazionario sul mercato americano avvenuto nel corso del 2003, iscritte al netto del fondo ammortamento, pari a € 1.449.787, nonché spese incrementative di *software* per € 413.885, spese pluriennali diverse e migliorie su beni di terzi per € 848.805.
Quest'ultime sono relative sia al complesso immobiliare di Via Filippo Turati a Milano, che ospita la sede della Società, attualmente oggetto di contratto di locazione, sia all'immobile dell'unità produttiva di Novi Ligure, trasferito e successivamente acquisito con un contratto di locazione finanziaria, nel corso del 2004.

Rivalutazione delle immobilizzazioni immateriali
Nel corso dell'esercizio non sono state effettuate rivalutazioni economiche o monetarie né applicate deroghe ai criteri di valutazione di cui all'articolo 2423 *bis*, 2° comma, cod. civ.

Immobilizzazioni in corso e acconti

Tra le immobilizzazioni in corso sono iscritti i costi a fronte di progetti in corso, relativamente all'analisi di una completa riorganizzazione della rete di vendita di tutte le società italiane del Gruppo e alla ridefinizione delle strutture distributive in Italia, al fine di rendere la commercializzazione di tutti i prodotti del Gruppo Campari più efficiente e adeguata alla sempre maggiore complessità del mercato di riferimento.

Descrizione	Importo
Saldo al 31 dicembre 2004	**250.546**
Incrementi dell'esercizio	2.027.836
Decrementi dell'esercizio	-250.546
Saldo al 31 dicembre 2005	**2.027.836**

Precedenti rivalutazioni, ammortamenti e svalutazioni

La tabella sotto riportata evidenzia le movimentazioni delle immobilizzazioni immateriali complessivamente intervenute dalla loro origine alla data di chiusura dell'esercizio precedente.

Descrizione costi	Costo storico	Fondo ammortamento	Rivalutazioni	Svalutazioni	Valore
Impianto e ampliamento	4.813.493	4.513.367			300.126
Concessioni licenze e marchi	10.747.329	8.859.803	73.168		1.960.694
Software in licenza d'uso	2.346.187	2.084.322			261.865
Altre	185.099.650	21.410.755			163.688.895
Immobilizzazioni in corso e acconti	250.546				250.546
	203.257.205	**36.868.247**	**73.168**	**0**	**166.462.126**

II. Immobilizzazioni materiali

Saldo al 31 dicembre 2005	67.494.280
Saldo al 31 dicembre 2004	72.091.239
Variazioni	**-4.596.959**

Terreni e fabbricati

Descrizione	Importo
Costo storico	48.975.930
Rivalutazione monetaria	5.336.343
Ammortamenti degli esercizi precedenti	-26.881.951
Saldo al 31 dicembre 2004	**27.430.322**
Acquisizioni dell'esercizio	1.085.094
Cessioni dell'esercizio	-16.115
Rivalutazione monetaria su cessioni dell'esercizio	-34.845
Storno ammortamenti su cessioni dell'esercizio	2.177
Giroconti positivi per nuove riclassificazioni	-3.306.961
Giroconti negativi per nuove riclassificazioni	3.306.961
Ammortamenti dell'esercizio	-1.544.315
Saldo al 31 dicembre 2005	**26.922.318**

La voce include gli immobili e i terreni già iscritti nel bilancio della Società, principalmente strumentali all'esercizio dell'impresa e, in misura limitata, civili in locazione a terzi.
Gli incrementi dell'esercizio si riferiscono all'acquisto di un terreno in Sulmona per € 81.191, nonché a lavori di miglioria sui fabbricati delle unità produttive, di cui € 332.000 a Crodo, € 401.381 a Novi Ligure, € 191.073 a Sulmona, ed infine € 79.449 sulla palazzina del laboratorio sito a Sesto San Giovanni.
Tra i terreni e fabbricati rimane iscritta l'area dello stabilimento di Sesto San Giovanni, che ha cessato l'attività produttiva alla fine del mese di luglio e movimentazione della merce nel mese di ottobre.
Quanto sopra ha determinato il trasferimento dell'intera attività industriale presso lo stabilimento di Novi Ligure.
Con tale operazione si è conclusa la fase di ristrutturazione industriale incominciata nel 2003 con la chiusura dello stabilimento di Termoli e lo start-up operativo dell'importante unità produttiva di Novi Ligure.
Si rimanda alla relazione sull'andamento della gestione per un più ampio commento.

Impianti e macchinari

Descrizione	Importo
Costo storico	113.315.661
Rivalutazione monetaria	2.526.517
Ammortamenti degli esercizi precedenti	-75.409.433
Saldo al 31 dicembre 2004	**40.432.745**
Acquisizioni dell'esercizio	4.244.909
Cessioni dell'esercizio	-426.202
Rivalutazione monetaria su cessioni dell'esercizio	-15.806
Storno ammortamenti su cessioni dell'esercizio	315.915
Ammortamenti dell'esercizio	-6.441.511
Saldo al 31 dicembre 2005	**38.110.050**

Gli incrementi dell'esercizio sono principalmente afferenti l'unità produttiva di Novi Ligure, complessivamente pari a € 3.664.752, che in particolare si riferiscono al reparto del colore per € 418.626, alle cantine per € 279.000, al reparto di fabbricazione degli sfusi e sciroppi per € 701.000, alla linea liquori e CampariSoda per € 1.113.635, alle altre linee di produzione e reparti diversi per € 587.368 ed ai servizi generali di stabilimento per € 565.123.
Le altre acquisizioni dell'esercizio riguardano investimenti presso l'unità produttiva di Crodo per € 235.280, di Sulmona per € 242.000, per il laboratorio sito in Sesto San Giovanni per € 70.480 ed altri per € 32.397.
Le cessioni dell'esercizio si riferiscono a dismissioni di impianti e macchinari non più utilizzabili nei cicli produttivi presso gli stabilimenti di Crodo e Sesto San Giovanni.
Infatti, a seguito della cessazione dell'attività industriale a Sesto San Giovanni, le linee produttive sono state in parte trasferite allo stabilimento di Novi Ligure e in minor misura dismesse.

Attrezzature industriali

Descrizione	Importo
Costo storico	3.182.481
Rivalutazione monetaria	66.476
Ammortamenti degli esercizi precedenti	-2.413.949
Saldo al 31 dicembre 2004	**835.008**
Acquisizioni dell'esercizio	180.219
Cessioni dell'esercizio	-1.022
Storno ammortamenti su cessioni dell'esercizio	835
Ammortamenti dell'esercizio	-282.523
Saldo al 31 dicembre 2005	**732.517**

Gli incrementi dell'esercizio si riferiscono ad investimenti in attrezzature di laboratorio.

Attrezzature commerciali

Descrizione	Importo
Costo storico	1.390.602
Ammortamenti degli esercizi precedenti	-1.164.722
Saldo al 31 dicembre 2004	**225.880**
Acquisizioni dell'esercizio	204.651
Cessioni dell'esercizio	-1.209
Storno ammortamenti su cessioni dell'esercizio	1.209
Ammortamenti dell'esercizio	-96.792
Saldo al 31 dicembre 2005	**333.739**

Gli incrementi dell'esercizio si riferiscono ad acquisti di imballi vuoti di bottiglie d'acqua immessi nel ciclo produttivo per l'utilizzo pluriennale.

Altri beni (mobilio, macchine ufficio, macchine elettroniche, attrezzatura minuta, autovetture e automezzi)

Descrizione	Importo
Costo storico	9.713.556
Rivalutazione monetaria	31.777
Ammortamenti degli esercizi precedenti	-8.147.179
Saldo al 31 dicembre 2004	**1.598.154**
Acquisizioni dell'esercizio	269.508
Cessioni dell'esercizio	-4.540.244
Rivalutazione monetaria su cessioni dell'esercizio	-368
Storno ammortamenti su cessioni dell'esercizio	3.422.265
Ammortamenti dell'esercizio	-155.866
Saldo al 31 dicembre 2005	**593.449**

Gli incrementi dell'esercizio si riferiscono ad acquisti di macchine elettroniche, mobilio e arredi, autovetture.

Le cessioni si riferiscono alla vendita di tutto l'*hardware* informatico a una società terza, con la quale è stato stipulato un contratto di locazione operativa per l'utilizzo dello stesso.

Immobilizzazioni in corso e acconti

Descrizione	Importo
Saldo al 31 dicembre 2004	**1.569.130**
Incrementi dell'esercizio	777.799
Decrementi dell'esercizio	-1.544.722
Saldo al 31 dicembre 2005	**802.207**

Il saldo al 31 dicembre 2005 è costituito da acconti per € 218.182 e da immobilizzazioni in corso per € 584.025, principalmente riferite a investimenti sulle unità produttive.
I decrementi si riferiscono a impianti completati o entrati in funzione, sostanzialmente presso l'unità produttiva di Novi Ligure.

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio
Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle immobilizzazioni materiali iscritte nel bilancio della società al 31 dicembre 2005.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e altri beni	Totale
Legge 2 dicembre 1975 n. 576		249.844		249.844
Legge 19 marzo 1983 n. 72	670.870	2.260.867	97.885	3.029.622
Legge 30 dicembre 1991 n. 413	4.630.628			4.630.628
	5.301.498	**2.510.711**	**97.885**	**7.910.094**

Ai sensi degli articoli 2424 e 2427 cod. civ., con riferimento alle immobilizzazioni materiali iscritte in bilancio, si segnala che non sono state effettuate svalutazioni.

III. Immobilizzazioni finanziarie

Saldo al 31 dicembre 2005	627.342.389
Saldo al 31 dicembre 2004	615.144.781
Variazioni	**12.197.608**

Partecipazioni

Descrizione	31 dicembre 2004	Incremento	Decremento	31 dicembre 2005
Imprese controllate				
- Campari do Brasil Ltda.	114.737.986			114.737.986
- Prolera LDA	5.000			5.000
- Campari Finance Teoranta	51			51
- DI.CI.E. Holding B.V.	25.024.335			25.024.335
- Redfire, Inc.	153.823.802			153.823.802
- Barbero 1891 S.p.A.	222.536.780			222.536.780
- Campari Italia S.p.A.	712.814			712.814
- Zedda Piras S.p.A.	67.912.564	13.000.000		80.912.564
	584.753.332	**13.000.000**	**0**	**597.753.332**
Altre imprese				
- Altre imprese	95.091		41.317	53.774
	95.091	**0**	**41.317**	**53.774**
Totale	**584.848.423**	**13.000.000**	**41.317**	**597.807.106**

Le informazioni relative alle partecipazioni possedute direttamente o indirettamente sono evidenziate agli allegati 1 e 2.

In relazione al fabbisogno finanziario manifestato nel corso degli ultimi esercizi dalla controllata Zedda Piras S.p.A., nonché alle ulteriori necessità d'investimento delle Società da questa controllate, si è ritenuto opportuno procedere con la patrimonializzazione della stessa, mediante il versamento di € 13.000.000 in conto capitale.

La differenza fra il costo di iscrizione delle partecipazioni nelle società Campari do Brasil Ltda., Redire Inc., Barbero 1891 S.p.A. e Zedda Piras S.p.A. e le relative quote di patrimonio netto, riflette il maggior valore di attivi patrimoniali che non sono riflessi nel valore netto contabile.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
Ecolombardia 18	€	7.414
Emittente Titoli S.p.A	€	38.257
ISTUD Istituto Studi Direzionali SpA	€	1.033
Società cooperativa lavorazione vinacce	€	4.495
Unione Italiana Vini	€	2.572
Alberghi popolari	€	1
Gazzetta Vinicola	€	1
Società promozione Piemonte	€	1
		53.774

I decrementi dell'esercizio delle altre imprese, pari a € 41.317, sono costituiti dalla cessione della partecipazione Istituto Ricerche Biomediche "A.Marxer" S.p.A..

Altri crediti immobilizzati

Descrizione	31 dicembre 2004	Incremento	Decremento	31 dicembre 2005
Verso altri entro 12 mesi	173.431		173.431	0
Credito su imposta TFR	343.323	7.050	104.561	245.812
	516.754	**7.050**	**277.992**	**245.812**

Il decremento della voce crediti verso altri è riferito all'estinzione del finanziamento nei confronti di S.I.A.M. Monticchio S.p.A.

Azioni proprie

	31 dicembre 2005	31 dicembre 2004
Azioni proprie	29.289.471	29.779.604

Nel corso dell'esercizio sono state cedute 327.303 azioni proprie in seguito alla cessazione del mandato di dirigenti e amministratori beneficiari del piano di *stock option*, nonché acquistate 19.380 azioni proprie destinate all'integrazione del piano di *stock option* stesso.

La movimentazione del periodo è così dettagliata:

	N. Azioni	Valore
Saldo al 1 gennaio 2005	935.191	29.779.604
- Incrementi	19.380	1.095.355
- Decrementi	-19.380	-609.555
	935.191	**30.265.404**
Frazionamento delle azioni come da delibera assembleare del 29 aprile 2005	9.351.910	30.265.404
- Incrementi	0	0
- Decrementi	-307.923	-975.933
	9.043.987	**29.289.471**

C) Attivo circolante

I. Rimanenze

Saldo al 31 dicembre 2005	44.297.348
Saldo al 31 dicembre 2004	38.401.344
Variazioni	**5.896.004**

Le rimanenze sono esposte al netto di un fondo obsolescenza pari a € 1.214.061.

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), è dettagliata come segue:

	Costo di acquisto	Costi correnti	Differenza
Materie prime	4.844.920	5.331.520	486.600
Materiale di confezionamento	4.388.746	4.597.615	208.869
Materiale pubblicitario	567.307	577.944	10.637
Materiale di manutenzione	801.205	822.442	21.237
Semilavorati	19.775.428	20.610.261	834.833
Prodotti finiti	12.601.221	12.744.278	143.057
Acconti	1.318.521	1.318.521	0
	44.297.348	**46.002.581**	**1.705.233**

Il significativo incremento nel saldo delle rimanenze è principalmente ascrivibile alla movimentazione dei prodotti acquisiti con licenza di distribuzione nel corso del 2005, come descritto nella Relazione sulla gestione.
Il fondo svalutazione magazzino è iscritto sostanzialmente a fronte di prodotti per i quali sono in corso contestazioni con i relativi fornitori.

II. Crediti

Saldo al 31 dicembre 2005	118.606.227
Saldo al 31 dicembre 2004	79.121.265
Variazioni	**39.484.962**

Il saldo è così suddiviso secondo le scadenze.

Descrizione	entro 12 mesi	oltre 12 mesi	oltre 5 anni	totale
Verso clienti	871.512			871.512
Verso imprese controllate	99.735.719			99.735.719
Crediti tributari	9.048.420			9.048.420
Imposte anticipate	3.355.115			3.355.115
Verso altri	2.614.890	2.980.571		5.595.461
	115.625.656	**2.980.571**	**0**	**118.606.227**

L'importante incremento dei crediti è sostanzialmente da attribuirsi ai rapporti di tesoreria intrasocietaria con Campari Italia S.p.A. e Sella & Mosca S.p.A., i cui accresciuti fabbisogni finanziari sono imputabili a una diversa dinamica dei flussi di circolante nel periodo finale dell'anno, per la prima, e ai significativi investimenti finalizzati nel mese di dicembre, per la seconda.
Si è registrato inoltre un aumento dei crediti commerciali verso le società controllate, derivante principalmente dalla vendita dei prodotti acquisiti con licenza di distribuzione nel corso dell'anno.

In ottemperanza a quanto previsto dall'articolo 2427 cod. civ., in merito all'informativa per area geografica, si dettaglia la seguente tabella.

	Italia	altri paesi U.E.	resto d'Europa	resto del mondo	totale
Crediti					
- verso clienti	871.512				871.512
- verso imprese controllate	84.658.895	14.705.231	32.365	339.228	99.735.719
- crediti tributari	9.048.420				9.048.420
- imposte anticipate	3.355.115				3.355.115
- verso altri	5.288.191	307.270			5.595.461
	103.222.133	**15.012.501**	**32.365**	**339.228**	**118.606.227**

In particolare, i crediti verso imprese controllate sono così composti:

Società	crediti commerciali	crediti diversi	crediti finanziari	tesoreria accentrata	I.V.A. di Gruppo	Totale
Campari Italia S.p.A.	26.190.327	1.705.945		17.181.625	2.890.583	47.968.480
Barbero 1891 S.p.A.	12.435	1.750.397			322.345	2.085.177
Sella & Mosca S.p.A.		229.298		21.969.308	-168.255	22.030.351
Zedda Piras S.p.A.		89.987		12.260.705	72.645	12.423.337
Longhi & Associati S.r.l.		1.549				1.549
Teruzzi & Puthod S.r.l.			150.000			150.000
Campari France S.A.		8.834				8.834
Campari International S.A.M.	14.488.042	125.868				14.613.910
Campari Schweitz A.G.		32.365				32.365
Campari Finance Teoranta		4.272				4.272
Campari Deutschland GmbH		48.128				48.128
Campari do Brasil Ltda		199.205				199.205
N.Kaloyannis Bros. S.A.		5.874				5.874
Koutsikos S.A.		24.214				24.214
Skyy Spirits, LLC		140.023				140.023
	40.690.804	**4.365.959**	**150.000**	**51.411.638**	**3.117.318**	**99.735.719**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo delle controllate italiane, regolati a tassi di interesse di mercato, ovvero Euribor a tre mesi rilevato il giorno precedente la fine di ciascun trimestre solare maggiorato di uno *spread* che riflette le condizioni di mercato.
Nella voce diversi si evidenziano crediti per riaddebiti di costi telefonici e costi di natura informatica per € 644.893; interessi su tesoreria accentrata per € 153.244; riaddebiti per accisa per € 356.229; crediti per trasferimento imposte consolidate per € 1.754.051, riaddebiti per oneri di natura immobiliare per € 1.081.132 e altri di natura diversa per la rimanente parte.

I crediti tributari sono così costituiti:

Crediti verso erario per imposte diverse a rimborso	148.195
Crediti verso erario per IRPEG in attesa di rimborso	1.601.752
Erario conto IRES e IRAP	7.298.473
	9.048.420

Nel dettaglio, i crediti tributari per imposte correnti, si sono così movimentati:

Descrizione	IRES	IRAP	Totale
Posizione tributaria al 31 dicembre 2005 Davide Campari-Milano S.p.A.	3.021.161	-2.065.531	955.630
Acconti dell'esercizio	1.720.979	2.391.378	4.112.357
Ritenute subite	3.404.430		3.404.430
	8.146.570	325.847	8.472.417
Debito tributario consolidato	-1.173.944		-1.173.944
	6.972.626	**325.847**	**7.298.473**

Le imposte anticipate sono esclusivamente alimentate da differenze temporanee e sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo rischi e oneri diversi, spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci.
Le aliquote applicate ai fini dello stanziamento delle imposte anticipate corrispondono a quelle in vigore in base alle normative vigenti, in particolare 33% IRES e 4,25% IRAP.
Gli importi accreditati e addebitati a detta voce sono interamente transitati dal conto economico del periodo.

Nella tabella seguente viene riepilogata la rilevazione delle imposte anticipate e gli effetti conseguenti:

Natura delle differenze temporanee	31 dicembre 2005 Ammontare delle differenze temporanee	Effetto fiscale IRES 33% IRAP 4,25% *	31 dicembre 2004 Ammontare delle differenze temporanee	Effetto fiscale IRES 33% IRAP 4,25% *
Spese di rappresentanza	86.275	32.137	86.954	32.391
Fondi vari	4.198.190	1.446.478	6.918.838	2.356.608
Compensi amministratori non corrisposti			2.600.000	858.000
Risconto plusvalenza immobile di Via Filippo Turati a Milano	4.941.933	1.840.870	5.764.809	2.147.391
Altro	95.650	35.630	96.350	35.890
	9.322.048	**3.355.115**	**15.466.951**	**5.430.280**

* Effetto fiscale IRAP laddove applicabile

La variazione intervenuta nel saldo dei crediti per imposte anticipate, pari a € 2.075.165, si è così movimentata:

Saldo iniziale crediti imposte differite attive	5.430.280
Incremento per imposte anticipate esercizio IRES	3.188.882
Utilizzo per imposte anticipate IRES	-5.216.700
Incremento per imposte anticipate esercizio IRAP	29.955
Utilizzo per imposte anticipate IRAP	-77.302
	3.355.115

I crediti verso altri sono così composti:

Crediti verso dipendenti	42.389
Crediti verso Istituti Previdenziali	215.839
Crediti verso fornitori	941.557
Crediti verso clienti diversi	4.160.120
Crediti in sofferenza diversi	89.635
meno fondo svalutazione crediti diversi	-89.635
Crediti prelievi agricoli	227.838
Crediti diversi	7.718
	5.595.461

In base a quanto definito nel contratto di vendita dell'immobile di Via Filippo Turati a Milano, avvenuta nel corso del 2003, nella voce crediti verso clienti diversi è iscritto il credito comprensivo di interessi contrattuali pari a € 2.966.126, verso la parte acquirente Core One S.r.l., con scadenza 30 luglio 2008.

IV. Disponibilità liquide

Saldo al 31 dicembre 2005	101.993.741
Saldo al 31 dicembre 2004	55.740.216
Variazioni	**46.253.525**

Descrizione	31/12/2005	31/12/2004
Depositi a termine	92.000.000	47.350.000
Depositi bancari e postali	9.974.803	8.376.756
Denaro e altri valori in cassa	18.938	13.460
	101.993.741	**55.740.216**

Per le variazioni relative alla posizione finanziaria nel suo complesso si rimanda al rendiconto finanziario, allegato 3 della nota integrativa, nonché al relativo commento nella relazione sulla gestione.

D) Ratei e risconti

Saldo al 31 dicembre 2005	5.599.463
Saldo al 31 dicembre 2004	4.889.191
Variazioni	**710.272**

I ratei e risconti rappresentano i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

La composizione della voce è così dettagliata:

Descrizione	Importo
Ratei attivi	
Cross currency swap su prestito obbligazionario	5.225.028
Depositi a termine interessi	11.645
	5.236.673
Risconti attivi	
Leasing unità produttiva Novi Ligure maxicanone	221.919
Canoni di manutenzione	7.672
Abbonamenti	11.032
Canoni di locazione	69.658
Canoni e traffico telefonico	15.149
Polizze assicurative	27.756
Altri	9.604
	362.790
	5.599.463

I ratei attivi includono l'iscrizione di interessi attivi maturati, e non ancora incassati, su strumenti finanziari derivati accesi a copertura dei rischi valuta a tasso di interesse di cui al prestito obbligazionario, commentato nella relativa voce.
La parte passiva è iscritta separatamente nei ratei passivi, trattandosi di flussi originati in due valute diverse, Dollaro USA ed Euro, e pertanto non compensabili.

La Società, mediante l'incorporata Campari-Crodo S.p.A., ha stipulato in data 16 febbraio 2004, un contratto di locazione finanziaria immobiliare per € 27.958.053, della durata di 96 mesi, riguardante il fabbricato industriale di Novi Ligure e gli impianti a esso direttamente afferenti, a fronte del quale sono iscritti i relativi canoni.

La quota di maxicanone viene ripartita secondo le seguenti scadenze:

anno	Quota maxi-canone
2006	36.986
2007	36.986
2008	36.986
2009	36.986
2010	36.986
2011	36.989
	221.919

Sono di seguito riportate le informazioni circa gli effetti che si sarebbero prodotti sul patrimonio netto e sul conto economico, rilevando detta operazione di *leasing* con il metodo finanziario rispetto al criterio patrimoniale adottato, che prevede l'addebito a conto economico dei canoni corrisposti.

Attività		
Beni in leasing finanziario alla fine dell'esercizio precedente		26.564.388
Beni acquisiti in *leasing* finanziario nel corso dell'esercizio		0
Quote ammortamento di competenza dell'esercizio		-884.100
Beni in *leasing* finanziario al termine dell'esercizio al netto degli ammortamenti		25.680.288
Impatti sull'attivo circolante		-211.399
Totale attività		25.468.889
Passività		
Debiti impliciti alla fine dell'esercizio precedente		24.796.667
Debiti impliciti sorti nell'esercizio		0
Riduzioni per rimborsi di capitale		-2.867.609
Debito implicito alla fine dell'esercizio		21.929.058
Di cui scadente alla fine dell'esercizio successivo	2.945.118	
Di cui scadente da 1 a 5 anni	15.963.567	
Di cui scadente oltre 5 anni	3.020.373	
Totale passività		21.929.058
Effetto complessivo lordo alla fine dell'esercizio		3.539.831
Effetto netto di conto economico		1.115.052
Effetto sul patrimonio netto alla fine dell'esercizio		**4.654.883**

Effetti di conto economico	
Storno di canoni su operazioni di *leasing* finanziario	3.556.740
Rettifiche / riprese di valore a seguito di operazioni di *leasing* finanziario	-211.399
Rilevazione di oneri finanziari relativi a contratti di *leasing*	-670.762
Rilevazione di quote di ammortamento su contratti in essere	-884.100
Effetto sul risultato prima delle imposte	1.790.479
Rilevazione dell'effetto fiscale	-675.427
Effetto netto di conto economico	**1.115.052**

PASSIVITÀ

A) Patrimonio netto

Saldo al 31 dicembre 2005	458.007.281
Saldo al 31 dicembre 2004	453.897.627
Variazioni	**4.109.654**

Descrizione	31 dicembre 2004	Incrementi	Decrementi	31 dicembre 2005
Capitale sociale	29.040.000			29.040.000
Riserva legale	5.808.000			5.808.000
Riserva per azioni proprie	29.779.604	1.095.354	1.585.487	29.289.471
Riserva straordinaria	243.221.990			243.221.990
Riserva di conferimento partecipazione ex D. Lgs. 544/92	3.041.357			3.041.357
Riserva detrazione IVA 4% Legge 64/86	591.982			591.982
Riserva detrazione IVA 6% Legge 67/86	451.142			451.142
Contributi in conto capitale	260.963			260.963
Utili esercizi precedenti	8.019.577	107.163.690	1.095.355	114.087.912
Utili (perdite) esercizio	133.683.012	32.214.464	133.683.012	32.214.464
	453.897.627	**140.473.508**	**136.363.854**	**458.007.281**

Ai sensi di quanto previsto dal D.Lgs. n. 6 del 17 gennaio 2003, la tabella relativa all'analisi dei movimenti nelle voci di patrimonio netto degli ultimi tre esercizi è evidenziata nell'allegato 4.

L'assemblea del 29 aprile 2005 ha deliberato la destinazione dell'utile dell'esercizio precedente, pari a € 133.683.012, come segue:

- *a utili esercizi precedenti* € 105.578.203
- a dividendo € 28.104.809

Il capitale sociale, interamente versato, è così composto.

Azioni al 31 dicembre 2005	Numero	Valore nominale	Totale
Ordinarie	290.400.000	0,1	29.040.000

Il numero di azioni al 31.12.2005 è comprensivo di 9.043.987 azioni proprie destinate al piano di *stock option*.
Non risultano emesse né azioni di godimento né obbligazioni convertibili.
La movimentazione della riserva per azioni proprie è speculare rispetto alle variazioni intervenute nella rispettiva voce dell'attivo patrimoniale, precedentemente commentata.

B) Fondi per rischi e oneri

Saldo al 31 dicembre 2005	8.248.642
Saldo al 31 dicembre 2004	10.377.245
Variazioni	**-2.128.603**

Descrizione	*31 dicembre 2004*	*Incrementi*	*Decrementi*	*31 dicembre 2005*
Per trattamento di quiescenza	133.661			133.661
Per imposte differite	4.152.237	1.490.680	422.431	5.220.486
Altri:				
- ristrutturazione	4.602.347		2.430.852	2.171.495
- oneri futuri	614.000		114.000	500.000
- diversi	70.000	70.000	70.000	70.000
- per contenziosi in corso	355.000		325.000	30.000
- rischi su agenti	450.000		327.000	123.000
	10.377.245	**1.560.680**	**3.689.283**	**8.248.642**

La Società iscrive in bilancio gli accantonamenti per le situazioni di contenzioso o di rischio quando l'accadimento è probabile e verosimile e l'entità è ragionevolmente stimabile e determinabile.

Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali effettuate nei precedenti esercizi.
Le aliquote applicate per lo stanziamento di tali poste corrispondono a quelle in vigore in base alle norme vigenti.
Gli utilizzi del fondo imposte differite movimentano lo stato patrimoniale, senza transitare dal conto economico del periodo.

Nella tabella seguente viene riepilogata la rilevazione delle imposte differite e gli effetti conseguenti:

Natura delle differenze temporanee	31 dicembre 2005 Ammontare delle differenze temporanee	Effetto fiscale IRES 33% IRAP 4,25% *	31 dicembre 2004 Ammontare delle differenze temporanee	Effetto fiscale IRES 33% IRAP 4,25% *
Ammortamenti anticipati	13.460.302	5.013.963	10.510.227	3.915.059
Svalutazione crediti	396.488	130.841	188.514	62.210
Plusvalenze rateizzate	224.635	75.682	519.047	174.968
	14.081.425	**5.220.486**	**11.217.788**	**4.152.237**

* Effetto fiscale IRAP laddove applicabile

La variazione del periodo per imposte differite, pari a € 1.068.249, si è così movimentata:

Saldo iniziale imposte differite	4.152.237
Incremento imposte differite esercizio IRES	1.328.433
Utilizzo imposte differite esercizio IRES	-383.432
Incremento imposte differite esercizio IRAP	162.247
Utilizzo imposte differite esercizio IRAP	-38.999
	5.220.486

Tra gli altri fondi, il fondo ristrutturazione industriale accoglie la stima a fronte del piano deliberato nel corso del primo semestre 2002, a cui è seguito l'accordo stipulato in data 9 gennaio 2003 con le organizzazioni sindacali.
Tale ristrutturazione ha previsto il graduale trasferimento, a partire dal 2003 per gli esercizi successivi fino all'anno in corso, delle attività produttive degli stabilimenti di Termoli prima e di Sesto San Giovanni poi, al nuovo impianto realizzato a Novi Ligure.
In particolare il fondo iscritto in Davide Campari-Milano S.p.A. include sia gli oneri del personale derivanti dalla definizione del nuovo assetto industriale, che i costi previsti per il trasferimento e la messa in opera, piuttosto che la dismissione, delle linee produttive.
Il saldo al 31 dicembre 2005 rispecchia la stima di quanto ancora dovrà essere liquidato a fronte degli oneri del personale che devono essere ancora sostenuti, a seguito della chiusura dell'unità produttiva di Sesto San Giovanni, avvenuta nel corso dell'esercizio.
Gli utilizzi del fondo nel corso del 2005 si riferiscono principalmente a oneri relativi al personale e al trasferimento di impianti da Sesto San Giovanni a Novi Ligure.
I decrementi relativi al fondo per oneri futuri sono stati utilizzati per la definizione dei contenziosi in corso.

C) Trattamento di fine rapporto di lavoro subordinato

Saldo al 31 dicembre 2005	8.293.218
Saldo al 31 dicembre 2004	8.678.893
Variazioni	**-385.675**

La variazione è così costituita:

Variazioni	Importo
Incremento dell'esercizio	1.441.543
Decremento dell'esercizio	-1.827.218
	-385.675

Il fondo accantonato rappresenta l'effettivo debito della Società al 31 dicembre 2005 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per € 612.824 in base alle vigenti disposizioni di legge e delle quote trasferite al Fondo Pensione complementare a capitalizzazione Alifond, nonché delle quote relative a personale trasferito ad altre società del Gruppo.

D) Debiti

Saldo al 31 dicembre 2005	635.946.514
Saldo al 31 dicembre 2004	544.401.553
Variazioni	**91.544.961**

Il significativo incremento dei debiti è da ascriversi principalmente alla posizione debitoria verso le banche, più ampiamente commentata nella relazione sulla gestione, ai maggiori debiti verso fornitori, in parte correlati agli approvvigionamenti dei prodotti acquisiti in licenza di distribuzione, caratterizzati peraltro da una forte stagionalità invernale, e infine all'esposizione verso le società controllate.

Non vi sono debiti da garanzie reali su beni sociali.

La scadenza degli stessi è così suddivisa.

Descrizione	entro 12 mesi	oltre 12 mesi	oltre 5 anni	totale
Debiti per obbligazioni			257.953.568	257.953.568
Debiti verso banche	71.500.055			71.500.055
Debiti verso altri finanziatori	155.071	426.845	1.042.803	1.624.719
Acconti	35.000			35.000
Debiti verso fornitori	46.946.595	216.513		47.163.108
Debiti verso imprese controllate	247.144.052			247.144.052
Debiti tributari	5.918.405			5.918.405
Debiti verso istituti di previdenza	1.627.218			1.627.218
Altri debiti	2.980.389			2.980.389
	376.306.785	**643.358**	**258.996.371**	**635.946.514**

In ottemperanza a quanto previsto dall'articolo 2427 cod. civ., in merito all'informativa per area geografica, si dettaglia la seguente tabella:

Debiti	Italia	altri paesi UE	resto del mondo	totale
- per obbligazioni			257.953.568	257.953.568
- verso banche	71.500.055			71.500.055
- verso altri finanziatori	1.624.719			1.624.719
- acconti	35.000			35.000
- verso fornitori	39.922.038	4.129.014	3.112.056	47.163.108
- verso imprese controllate	26.038.661	221.104.706	685	247.144.052
- tributari	5.918.405			5.918.405
- verso istituti di previdenza	1.627.218			1.627.218
- verso altri	2.980.389			2.980.389
	149.646.485	**225.233.720**	**261.066.309**	**635.946.514**

I debiti per obbligazioni includono il prestito obbligazionario per US$ 300.000.000, collocato sul mercato istituzionale statunitense nel corso del 2003.
La transazione è stata strutturata su due tranche di US$ 100.000.000 e di US$ 200.000.000, con scadenze rispettivamente a 12 e 15 anni, con rimborso in un'unica soluzione a scadenza (*bullet*).
Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a un tasso fisso rispettivamente del 4,33% e 4,63%.
Tramite un *cross currency swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare il rischio relativo alle fluttuazioni dei cambi del Dollaro USA e, relativamente ai tassi di interesse, a modificare il profilo di tasso fisso denominato in Dollari USA, a tasso variabile su Euro, fissando lo stesso in Euribor 6 mesi più 0,5980% sulla prima tranche ed Euribor 6 mesi più 0,5950%, sulla seconda.
Poiché detto swap è qualificabile come copertura delle specifiche posizioni di indebitamento, esso è stato mantenuto al costo, coerentemente con il criterio di valutazione della passività coperta.

I debiti verso controllate sono così costituiti:

Società	**debiti commerciali**	**debiti diversi**	**debiti finanziari**	**tesoreria accentrata**	**totale**
Campari Italia S.p.A.	111.935	182.878			294.813
Barbero 1891 S.p.A.	82.880	143.612		24.933.027	25.159.519
Sella & Mosca S.p.A.	687	256.704			257.391
Zedda Piras S.p.A.	73	326.117			326.190
Longhi & Associati S.r.l.		749			749
Campari France S.A.	2.321.620				2.321.620
Campari International S.A.M.	3.052.641	230.445			3.283.086
Campari Finance Teoranta			51.000.000		51.000.000
Skyy Spirits, LLC	511	173			684
Lacedaemon Holding B.V.			42.000.000		42.000.000
DI.CI.E. Holding B.V.			122.500.000		122.500.000
	5.570.347	**1.140.678**	**215.500.000**	**24.933.027**	**247.144.052**

Tra i debiti diversi sono iscritti i debiti per il trasferimento di imposte derivante dall'esercizio dell'opzione per il regime di consolidato fiscale nazionale per € 512.487 e gli interessi su tesoreria accentrata per € 174.234.
I rapporti di tesoreria accentrata sono regolati a tassi di interesse di mercato (ovvero Euribor a tre mesi rilevato il giorno precedente la fine di ciascun trimestre solare maggiorato di uno *spread* che riflette le condizioni di mercato).

I debiti tributari sono così costituiti:

Erario conto IVA	2.237.942
Erario conto altre imposte	20.785
Erario conto ritenute	744.565
Accise	2.915.113
	5.918.405

Le ritenute esposte sono correlate alle retribuzioni, liquidazioni e su fatture di fornitori del mese di dicembre.

I debiti verso Istituti Previdenziali sono così composti:

INPS	1.531.306
Altri Istituti	79.626
INAIL	16.286
	1.627.218

Tra gli altri debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie e note spese complessivamente pari a € 2.402.754, verso Sindaci per € 182.000 e altri di natura diversa per € 395.635.

E) Ratei e risconti

Saldo al 31 dicembre 2005	14.070.300
Saldo al 31 dicembre 2004	14.494.844
Variazioni	**-424.544**

Descrizione	**Importo**
Ratei passivi	
Prestito obbligazionario - interessi verso obbligazionisti	5.225.028
Cross currency swap - su prestito obbligazionario	3.254.341
Interessi passivi su finanziamento agevolato	12.780
Interessi passivi su finanziamenti	8.308
	8.500.457
Risconti passivi	
Core One S.r.l. plusvalenza su cessione immobili	4.941.933
Regione Piemonte contributi in conto capitale	627.755
Altri	155
	5.569.843
	14.070.300

I ratei passivi includono l'iscrizione sia degli interessi passivi da liquidare agli obbligazionisti a fronte del prestito obbligazionario, sia degli oneri finanziari su operazioni derivate di copertura.
La contropartita attiva di tali oneri è iscritta nei ratei attivi cui si rimanda.

Nei risconti passivi è stata iscritta per € 4.941.933, la rettifica della plusvalenza realizzata sulla cessione dell'immobile di Via Filippo Turati a Milano, che tiene conto di oneri futuri attesi.

CONTI D'ORDINE

Descrizione	**Saldo al 31 dicembre 2005**	**Saldo al 31 dicembre 2004**	**Variazioni**
Sistema improprio degli impegni verso terzi	262.315.419	201.965.460	60.349.959
Sistema improprio degli impegni da terzi	2.000.000	4.026.584	-2.026.584
	264.315.419	**205.992.044**	**58.323.375**

I conti d'ordine sono così costituiti:

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi	
Redfire, Inc.- a garanzia linea di credito pari a USD 67.000.000	56.794.100
Koustikos Distilleries S.A. - a garanzia linee di credito e finanziamento	7.100.000
N. Kaloyannis Bros. S.A. - a garanzia linee di credito	4.000.000
Belfor Italia - a garanzia pagamento saldo lavori a Crodo	972.000
Dogana di Milano - a garanzia accise gravanti su merce nel deposito fiscale	11.732.914
Dogana di Milano - a garanzia presentazione bottiglie importate e contrassegnate	4.500.000
Dogana di Milano - a garanzia pagamento indennità doganali	1.033
Dogana di Ancona - a garanzia accise gravanti su merce nel deposito fiscale	500.000
Agenzia delle Dogane Regione Piemonte - a garanzia pagamento accise	200.000
Agenzia delle Dogane Regione Piemonte - a garanzia accise su prodotti nel deposito fiscale	4.500.000
Agenzia delle Dogane Regione Piemonte - per ritiro e detenzione contrassegni di Stato	3.000.000
Agenzia delle Dogane Regione Piemonte per circolazione contrassegni di Stato in UE ed *extra*UE	1.300.000

Direzione Comp. Dogane Piemonte - a garanzia accise su prodotti in regime sospensivo	30.000
Direzione Regione Piemonte - a garanzia pagamento consumi energia elettrica	3.796
Regione Piemonte - a garanzia ripristino luoghi di ricerca acque minerali	1.033
Agenzia delle Dogane Regione Abruzzo - a garanzia accise gravanti su prodotti	1.600.000
Agenzia delle Dogane Alessandria - a garanzia accise gravanti su prodotti	2.000.000
Agenzia delle Dogane Alessandria - a garanzia servizi doganali resi	10.000
Agenzia delle Dogane Alessandria - procedura domiciliazione c/o stabilimento di Novi Ligure	10.330
Ufficio Dogane di Avezzano - a garanzia diritti doganali	200.000
Regione Lombardia - canone concessione pozzi presso stabilimento di Sesto San Giovanni	4.387
Agenzia Erog. Agricoltura - a garanzia restituzione importo anticipato	460.354
Comune di Crodo - a garanzia realizzazione lavori c/o località Molinetto	3.451
Ministero del Commercio Estero - a garanzia titolo di esportazione	75.811
Ministero delle Attività Produttive - a garanzia titolo di esportazione	422.950
Snam - a garanzia pagamento bollette metano	41.316
S.A.C. - a garanzia compravendita immobile in Roma - Via Oderisi da Gubbio 13	103.291
Edison Energia - a garanzia fornitura energia elettrica	96.400
A.N.A.S. - a copertura lavori su strada statale n. 659 del Piemonte	2.066
Geico Nord - a garanzia pagamento forniture gas	20.658
S.I.A.M. Monticchio S.p.A. - a favore Mediocredito del Sud	352.246
	100.038.136
Nostre fidejussioni a società del Gruppo	
Campari Italia S.p.A. - a garanzia fidejussioni diverse a favore di terzi	994.133
Zedda Piras S.p.A. - a garanzia fidejussioni diverse a favore di terzi	94.124
Sella & Mosca S.p.A. - a garanzia fidejussioni diverse a favore di terzi	2.890.476
Barbero 1891 S.p.A.	500.000
	4.478.733
Canone utilizzo beni di terzi	
Pellegrini S.p.A. - *leasing* per attrezzature ed arredi mensa stabilimento Novi Ligure	80.297
	80.297
Impegni verso terzi	
Core One S.r.l. - canoni di locazione immobile di Via Filippo Turati 27 a Milano, per gli anni 2004 - 2009, senza possibilità di recesso	10.092.603
	10.092.603
Garanzie a terzi	
Redfire, Inc. - a garanzia finanziamento *private placement* per US$ 170.000.000	144.104.433
Core One S.r.l. - a garanzia contratto locazione immobile di Via Filippo Turati 27 a Milano	706.250
Core One S.r.l. - a garanzia contratto locazione immobile di Via Filippo Turati 25 a Milano	36.593
Società Cattaneo - contributo costruzione scuola materna nel Comune di Crodo	41.449
	144.888.725
Fornitori conto impegni pubblicitari	
Dorna - sponsorizzazione motomondiale - contratto 2006 / 2007 pari a US$ 3.228.750	2.736.925
	2.736.925
	262.315.419

La garanzia a terzi è stata rilasciata da Davide Campari-Milano S.p.A., a fronte del collocamento sul mercato americano di un *private placement* a primari investitori istituzionali del valore di US$ 170.000.000, effettuato da Redfire, Inc.

CONTO ECONOMICO

A) Valore della produzione

Saldo al 31 dicembre 2005	306.654.498
Saldo al 31 dicembre 2004	284.257.163
Variazioni	**22.397.335**

Nella tabella sotto indicata vengono esposti i dati economici dei due esercizi posti a confronto.

Descrizione	31 dicembre 2005	31 dicembre 2004	Variazioni
Ricavi vendite e prestazioni	283.743.997	251.974.094	31.769.903
Variazioni rimanenza prodotti	5.377.231	7.604.274	-2.227.043
Altri ricavi e proventi	17.533.270	24.678.795	-7.145.525
	306.654.498	**284.257.163**	**22.397.335**

Nei ricavi alle vendite sono comprese accise e contrassegni per € 37.852.285.

Ricavi per area geografica

I ricavi per area geografica sono così dettagliati:

Area	Vendite
Italia	235.696.859
Resto d'Europa	70.187.961
Resto del mondo	769.678
	306.654.498

Per quanto riguarda l'andamento dei ricavi si rimanda ai commenti nella relazione sulla gestione.

I ricavi diversi sono così composti:

Vendite diverse	6.359.517
Vendita materiale e servizi promozionali e pubblicitari	2.096.428
Proventi immobiliari	1.121.612
Royalty	327.185
Contributi in conto capitale	105.371
Contributi promozionali / pubblicitari attivi	41.858
Servizi intrasocietari	4.933.960
Plusvalenze da alienazione immobilizzazioni	21.054
Recupero spese di lavorazioni e di personale	28.635
Recupero spese accessorie estere	173.849
Recupero spese di trasporto	174.163
Rimborsi e indennizzi assicurativi	66.506
Servizi informativi	896.676
Ricavi e proventi diversi	1.186.456
	17.533.270

Le vendite diverse sono riferite a cessioni di bancali, materiale di recupero e diverso.
Tra i ricavi e proventi diversi si individuano proventi per rimborsi di prelievi agricoli per € 500.046; riaddebiti di varia natura alle società del Gruppo per € 102.587; compensi derivanti da contratti di lavorazione esterna effettuata per terzi pari a € 440.964, nonché ricavi di natura diversa per € 142.859.
I ricavi per servizi intrasocietari sono conseguiti a fronte della prestazione di servizi generali, amministrativi, finanziari e di *marketing*, svolta da parte della Società nei confronti delle controllate italiane del Gruppo.

B) Costi della produzione

Saldo al 31 dicembre 2005	294.171.285
Saldo al 31 dicembre 2004	264.005.450
Variazioni	**30.165.835**

Descrizione	31 dicembre 2005	31 dicembre 2004	Variazioni
Materie prime, sussidiarie e merci	202.862.148	173.984.884	28.877.264
Servizi	33.014.931	32.387.663	627.268
Godimento di beni di terzi	9.242.325	8.893.130	349.195
Salari e stipendi	18.818.849	18.460.758	358.091
Oneri sociali	6.320.062	6.220.770	99.292
Trattamento di fine rapporto	1.441.543	1.371.586	69.957
Altri costi del personale	891.647	861.559	30.088
Ammortamento delle immobilizzazioni immateriali	10.002.804	10.464.638	-461.834
Ammortamento delle immobilizzazioni materiali	8.521.005	8.962.174	-441.169
Accantonamento per rischi	70.000	834.000	-764.000
Variazione rimanenze	-683.060	-1.270.717	587.657
Oneri diversi di gestione	3.669.031	2.835.005	834.026
	294.171.285	**264.005.450**	**30.165.835**

Costi per materie prime, sussidiarie, consumo e merci
La voce è principalmente costituita da acquisti di materie prime per € 63.515.338, da abbigliaggi e materiali di consumo per produzione per € 65.287.437, di merci per € 32.275.524, di accise e contrassegni per € 38.044.108, di materiale pubblicitario e manutenzioni per € 3.025.156, cancelleria e altri materiali per la rimanente parte.

Costi per servizi
La voce comprende costi per manutenzioni per € 2.161.322, costi per consulenze per € 2.551.805, spese di trasporto per € 1.453.056, utenze per € 4.783.791, costi relativi ai servizi informativi per € 1.107.805, compensi ad amministratori e sindaci e altri costi correlati alle cariche per € 2.723.835, costi per pubblicità istituzionale per € 7.619.738 nonché costi legati all'attività produttiva e amministrativa per € 10.613.579.

Costi godimento beni di terzi
Tali costi includono i canoni di *leasing* derivanti dai contratti relativi all'unità produttiva di Novi Ligure per € 3.582.783, il canone di locazione dell'immobile di Via Filippo Turati 27 a Milano per € 3.402.975, canoni di noleggio di autovetture per € 663.460, carrelli elevatori e fotocopiatrici per € 364.039, noleggi macchine elettroniche per € 782.921, apparecchiature di stabilimento per € 201.585 e noleggi di natura diversa per € 244.562.

Oneri diversi di gestione

Imposte e tasse deducibili	168.788
Imposte e tasse indeducibili	349.748
Spese gestione immobili affittati	25.385
Oneri di utilità sociale	14.050
Quote associative	127.643
Giornali, riviste, e pubblicazioni	94.239
Spese di rappresentanza	137.982
Contributo Conai su acquisti	596.534
Oneri consortili	280.051
Oneri diversi	1.867.455
Minusvalenze alienazione altre immobilizzazioni materiali	7.156
	3.669.031

C) Proventi e oneri finanziari

Saldo al 31 dicembre 2005	19.293.092
Saldo al 31 dicembre 2004	47.963.269
Variazioni	**-28.670.177**

Descrizione	31 dicembre 2005	31 dicembre 2004	Variazioni
Proventi da partecipazioni			
Dividendi da imprese controllate	28.306.832	60.013.718	-31.706.886
	28.306.832	**60.013.718**	**-31.706.886**
Altri			
Dividendi da altre imprese	7.440		7.440
Plusvalenze da alienazioni di partecipazioni in altre imprese	7.038		7.038
	14.478	**0**	**14.478**
Totale	**28.321.310**	**60.013.718**	**-31.692.408**

Le tabelle sotto riportate evidenziano le movimentazioni intercorse nei due esercizi posti a confronto delle voci relative ad "altri proventi finanziari" e "interessi ed oneri finanziari".

Descrizione	31 dicembre 2005	31 dicembre 2004	Variazioni
Altri proventi finanziari			
Da titoli iscritti nell'attivo circolante			
- Interessi attivi su titoli obbligazionari	17.283.942	0	17.283.942
- Utili da alienazioni titoli diversi	3.415.969	1.045.000	2.370.969
- Dividendi da titoli iscritti nell'attivo circolante	17.935.702	11.559.550	6.376.152
	38.635.613	12.604.550	26.031.063
Proventi diversi dai precedenti			
Da controllate			
- Interessi su tesoreria accentrata	767.526	923.665	-156.139
- Utili su cambi verso controllate	997	5.274	-4.277
	768.523	928.939	-160.416
Da altri			
- Interessi su depositi a termine	424.978	911.359	-486.381
- Interessi su pronti contro termine	14.500.000	0	14.500.000
- Proventi finanziari su titoli azionari	19.196.193	4.091.250	15.104.943
- Altri proventi finanziari	7.511	9.433	-1.922
- Interessi attivi diversi	100.825	125.262	-24.437
- Interessi bancari e postali	118.149	95.896	22.253
- Interessi attivi su strumenti finanziari derivati	297.537	0	297.537
- Interessi attivi su strumenti finanziari derivati da prestito obbligazionario	11.355.448	10.504.608	850.840
	46.000.641	15.737.808	30.262.833
Totale	**85.404.777**	**29.271.297**	**56.133.480**

Descrizione	31 dicembre 2005	31 dicembre 2004	Variazioni
Interessi e altri oneri finanziari			
Verso controllate			
- Interessi su tesoreria accentrata	570.746	1.443.079	-872.333
- Interessi su finanziamenti	4.730.136	5.050.537	-320.401
- Perdite su cambi v/ imprese controllate	1.092	1.412	-320
	5.301.974	6.495.028	-1.193.054
Verso altri			
- Interessi passivi su obbligazioni	11.355.448	10.504.608	850.840
- Interessi passivi su strumenti finanziari derivati		37.321	-37.321
- Interessi passivi su strumenti finanziari derivati da prestito obbligazionario	7.185.771	7.188.837	-3.066
- Interessi passivi bancari	21.744	2.328	19.416
- Oneri finanziari su titoli azionari	33.983.728	11.286.730	22.696.998
- Perdite da cessione di attività finanziaria	33.713.096	4.682.750	29.030.346
- Interessi passivi su finanziamenti	2.688.189	1.007.041	1.681.148
- Altri	186.284	112.078	74.206
	89.134.260	34.821.693	54.312.567
Totale	**94.436.234**	**41.316.721**	**53.119.513**

In particolare nel corso del 2005 sono stati effettuati investimenti di liquidità a breve termine di varia natura, tra cui depositi a termine e investimenti in titoli iscritti nell'attivo circolante, che hanno prodotto un risultato netto rispettivamente di € 2.177.645, e di € 3.179.852.

Nel corso dell'esercizio il prestito obbligazionario in essere ha generato, al netto dei proventi e oneri relativi allo *swap* di copertura rischi, oneri finanziari netti, pari a € 7.185.771.

Interessi attivi su strumenti finanziari derivati	11.355.448
Interessi passivi su obbligazioni	11.355.448
Interessi passivi su strumenti finanziari derivati	7.185.771

La gestione della tesoreria accentrata ha generato nel corso dell'esercizio interessi attivi per € 767.526 e interessi passivi per € 570.746, mentre i finanziamenti a breve termine ottenuti da società controllate hanno determinato interessi passivi per € 4.730.136.
Gli interessi passivi maturati su affidamenti bancari nel corso dell'esercizio sono stati pari ad € 2.688.189.
Si rammenta infine che l'unico contratto derivato in essere al 31.12.2005 è quello relativo al prestito obbligazionario emesso dalla Società sul mercato statunitense, di cui ai precedenti commenti.

Descrizione	**31 dicembre 2005**	**31 dicembre 2004**	**Variazioni**
Utili e perdite su cambi			
Utili su cambi commerciali	10.269	59.625	-49.356
Utili su cambi finanziari	191.211	54.189	137.022
Perdite su cambi commerciali	-19.525	-62.000	42.475
Perdite su cambi finanziari	-178.716	-56.839	-121.877
	3.239	**-5.025**	**8.264**

E) Proventi e oneri straordinari

Saldo al 31 dicembre 2005	2.625.942
Saldo al 31 dicembre 2004	71.563.578
Variazioni	**-68.937.636**

Descrizione	**31 dicembre 2005**
Sopravvenienze attive	2.223.308
Plusvalenze su alienazioni immobili	959.093
	3.182.401
Sopravvenienze passive	556.459
	556.459
Totale	**2.625.942**

Imposte sul reddito d'esercizio

Saldo al 31 dicembre 2005	2.187.783
Saldo al 31 dicembre 2004	6.095.548
Variazioni	**-3.907.765**

La riconciliazione tra onere fiscale da bilancio ed onere fiscale teorico è dettagliata nell'allegato 5 della nota integrativa.

Risultato prima delle imposte		
	2005	**2004**
Totale	**34.402.247**	**139.778.560**
Imposte sul reddito dell'esercizio		
	2005	**2004**
Correnti	-1.378.062	3.607.177
Differite	1.490.680	1.553.608
Anticipate	2.075.165	934.763
Totale	**2.187.783**	**6.095.548**

Altre informazioni
Ai sensi di legge si evidenziano i compensi complessivi spettanti agli amministratori e ai membri del Collegio Sindacale per gli incarichi svolti nella capogruppo.

Il compenso agli amministratori risulta interamente pagato nell'esercizio.

Amministratori	2.566.399
Collegio sindacale	175.000

Il presente bilancio, composto da stato patrimoniale, conto economico e nota integrativa, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria nonché il risultato economico dell'esercizio e corrisponde alle risultanze delle scritture contabili.

Infine è opportuno rilevare che non esistono altre passività note di qualsivoglia natura, oltre a quanto già commentato nella presente nota integrativa.

Presidente del Consiglio di Amministrazione
Luca Garavoglia

Allegato n. 1

Imprese controllate		Valuta	Capitale sociale in valuta	Percentuale partecipazione		Patrimonio netto al 31 dicembre 2005 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2005 in €	Quota Utile/Perdita posseduto	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
Denominazione	**Sede**			**Diretta**	**Indiretta**						
Campari do Brasil Ltda.	Barueri	BRC	243.202.100	100		71.336.401	71.336.401	-4.934.809	-4.934.809	114.737.986	43.401.585
DI.CI.E. Holding B.V.	Amsterdam	€	15.015.000	100		271.939.707	271.939.707	9.140.265	9.140.265	25.024.335	-246.915.372
Prolera LDA	Funchal	€	5.000	100		5.343.862	5.343.862	4.996.020	4.996.020	5.000	-5.338.862
Redfire, Inc.	Wilmington	US$	115.450.000	100		161.969.145	161.969.145	16.810.220	16.810.220	153.823.802	-8.145.343
Barbero 1891 S.p.A.	Canale	€	22.350.000	100		51.062.400	51.062.400	11.436.444	11.436.444	222.536.780	171.474.380
Campari Italia S.p.A. Zedda Piras S.p.A.	Milano Cagliari (sede operativa: Alghero)	€	1.220.076	100		21.909.527	21.909.527	20.331.676	20.331.676	712.814	-21.196.713
		€	16.276.000	100		25.445.982	25.445.982	1.161.153	1.161.153	80.912.564	55.466.582
Campari Finance Teoranta	Dublino	€	1.000.000		100	63.522.327	63.522.327	3.790.072	3.790.072	51	*
Sella & Mosca S.p.A. Skyy Spirits, LLC	Alghero Wilmington (sede operativa San Francisco)	€	13.838.916		100	33.624.417	33.624.417	2.267.524	2.267.524		
		US$	15.348.729		89	23.998.387	21.358.564	45.905.562	40.855.950		
Campari Deutschland Gmbh Qingdao Sella & Mosca Winery Co. Ltd.	Monaco Pingdu City, Qingdao	€	5.200.000		100	7.486.088	7.486.088	2.167.475	2.167.475		
		RMB	24.834.454		93,67	1.648.559	1.544.205	-225.272	-211.012		
Société Civile du Domaine de la Margue	Saint Gilles	€	4.793.183		100	1.787.946	1.787.946	-720.519	-720.519		
Campari France S.A.S.	Nanterre	€	2.300.000		100	4.731.486	4.731.486	1.814.901	1.814.901		
Campari International S.A.M.	Monaco	€	100.000.000		100	105.174.198	105.174.198	4.572.089	4.572.089		
Campari Schweiz A.G.	Zug	CHF	2.000.000		100	63.338.690	63.338.690	2.202.917	2.202.917		
Lacedaemon Holding B.V.	Amsterdam	€	10.465.000		100	64.561.868	64.561.868	827.728	827.728		

O-Dodeca B.V.	Amsterdam	€	2.000.000		75	26.253.779	19.690.334	39.953	29.965		
N.Kaloyannis Bros. S.A.	Volos	€	6.884.200		75	9.445.590	7.084.192	-597.119	-447.840		
Koutsikos Distilleries S.A.	Volos	€	2.239.405		75	1.271.460	953.595	-512.972	-384.729		
Gregson's S.A.	Montevideo	URP	175.000		100	270.426	270.426	-13.716	-13.716		
Longhi & Associati S.r.l.	Milano	€	10.400		70	697.664	488.365	351.117	245.782		
Sella & Mosca Commerciale S.r.l.	Alghero	€	10.000		100	10.000	10.000	0	0		
Teruzzi & Puthod S.r.l. **	San Gimignano	€	1.000.000		100	12.893.385	12.893.385	-2.863	-2.863		
Giannina S.r.l. ***	San Gimignano	€	20.000		100	225.134	225.134	32.619	32.619		
Dunwilco (1290) Ltd (*)	Stirling	GBP	1		100	1	1	0	0		
Dunwilco (1291) Ltd (*)	Stirling	GBP	1		100	1	1	0	0		
										597.753.332	

* corrispondente ad 1 azione posseduta, pari a 0,0001% del capitale

**società costituita in data 13 dicembre 2005 e acquisita nel Gruppo il 27 dicembre 2005; il primo bilancio sarà redatto al 31 dicembre 2006

*** società acquisita il 27 dicembre 2005

(*) società rinominata in Glen Grant Distillery Company Limited il 19 gennaio 2006

(*) società rinominata in Old Smuggler Whisky Company Limited il 19 gennaio 2006

Allegato n. 2

Imprese collegate		Valuta	Capitale sociale in valuta	Percentuale partecipazione		Patrimonio netto al 31 dicembre 2005 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2005 in €	Quota Utile / Perdita posseduta	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
Denominazione	Sede			Diretta	Indiretta						
M.C.S. S.c.a.r.l.	Bruxelles	€	464.808		33,3	868.686	289.272	402.017	133.872		
International Marques V.o.f.	Harleem	€	210.000		33,3	688.818	229.376	478.818	159.446		
Fior Brands Ltd.	Stirling	GBP	100		50	-4.471	-2.235	-6.572	-3.286		
SUMMA S.L. *	Madrid	€	342.000		30	364.000	109.200	11.000	3.300		
										0	

* ultimo bilancio chiuso al 31 agosto 2005

Allegato n. 3

RENDICONTI DEI FLUSSI DI CASSA

Per l'esercizio chiuso al 31 Dicembre 2005

Valori espressi in unità di Euro	**31/12/2005**
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE:	
UTILE NETTO DELL'ESERCIZIO:	32.214.464
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative:	
Imposte anticipate e differite	3.143.414
Ammortamenti	18.523.809
Accantonamenti per fondo trattamento fine rapporto ("TFR")	1.425.178
Accantonamenti per rischi	70.000
(Utilizzo del fondo rischi e del fondo imposte)	(3.266.852)
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	987.303
Pagamenti del fondo trattamento fine rapporto	(1.810.854)
Variazione netta del credito d'imposta per acconto TFR	97.511
Variazioni nelle attività e passività operative:	
Rimanenze	(5.896.005)
Crediti verso controllate (ad eccezione dei rapporti di tesoreria)	(3.611.734)
Crediti tributari	(2.614.987)
Altri crediti	(1.263.498)
Ratei e Risconti attivi	(710.272)
Ratei e Risconti passivi	(424.543)
Debiti verso fornitori	11.024.472
Debiti verso controllate (ad eccezione dei rapporti di tesoreria)	2.221.899
Altri debiti	(1.746.943)
FLUSSO DI CASSA GENERATO (UTILIZZATO) DALLE ATTIVITA' OPERATIVE	**48.362.362**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO:	
Acquisti di immobilizzazioni materiali	(5.217.457)
Cessioni di immobilizzazioni materiali	306.107
Acquisti di immobilizzazioni immateriali	(2.773.184)
Acquisti di partecipazioni	(13.000.000)
Cessioni di partecipazioni	41.317
Altre immobilizzazioni finanziarie	173.431
Acquisti di azioni proprie	(1.095.355)
Cessioni di azioni proprie	1.585.487
FLUSSO DI CASSA GENERATO DA ATTIVITA' DI INVESTIMENTO	**(19.979.654)**

FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO:	
Variazione netta dei debiti finanziari a breve termine	23.067.208
Variazione netta dei rapporti di tesoreria con le controllate	(41.091.582)
Variazione netta dei rapporti di finanziamento con le controllate	64.000.000
Pagamento dei dividendi	(28.104.809)
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**17.870.817**
AUMENTO (DIMINUZIONE) NETTO DELLE DISPONIBILITA' LIQUIDE	**46.253.525**
DISPONIBILITA' LIQUIDE ALL'INIZIO DELL'ESERCIZIO	55.740.216
DISPONIBILITA' LIQUIDE ALLA FINE DELL'ESERCIZIO	**101.993.741**

ANALISI DEI MOVIMENTI NELLE VOCI DI PATRIMONIO NETTO

Allegato n. 4

Patrimonio netto	31/12/02	Increm.ti	Utilizzi	31/12/03	Increm.ti	Utilizzi	31/12/04	Increm.ti	Utilizzi	31/12/05
Capitale sociale	29.040.000			29.040.000			29.040.000			29.040.000
Riserva legale	5.808.000			5.808.000			5.808.000			5.808.000
Riserva per azioni proprie	31.000.000			31.000.000	4.605.806	5.826.202	29.779.604	1.095.354	1.585.487	29.289.471
Riserva straordinaria	7.981.689	239.420.568		247.402.257		4.180.267	243.221.990			243.221.990
Riserva da conferimento di partecipazioni ex D. Lgs 544/92	3.041.357			3.041.357			3.041.357			3.041.357
Riserva detrazione I.V.A. 4% Legge 64/86	0			0	591.982		591.982			591.982
Riserva detrazione I.V.A. 6% Legge 67/86	0			0	451.142		451.142			451.142
Riserva ammortamenti anticipati	1.354.460	576.919		1.931.379	6.117.699	8.049.078	0			0
Riserva tassata ammortamenti anticipati	5.189			5.189	528.278	533.467	0			0
Contributi in conto capitale	0			0	260.963		260.963			260.963
Utili di esercizi precedenti	130.402.721		130.402.721	0	8.019.577		8.019.577	107.163.690	1.095.355	114.087.912
Avanzo di fusione	5.686.681			5.686.681		5.686.681	0			0
	214.320.097	239.997.487	130.402.721	323.914.863	20.575.447	24.275.695	320.214.615	108.259.044	2.680.842	425.792.817
Utile di esercizio	134.269.966	20.974.951	134.269.966	20.974.951	133.683.012	20.974.951	133.683.012	32.214.464	133.683.012	32.214.464
	348.590.063	**260.972.438**	**264.672.687**	**344.889.814**	**154.258.459**	**45.250.646**	**453.897.627**	**140.473.508**	**136.363.854**	**458.007.281**

Patrimonio Netto al 31 dicembre 2005		Origine: Versamento soci	Origine: Utili	Possibilità utilizzo	Distribuibilità
Capitale sociale	29.040.000	7.498.954	21.541.046	0	0
Riserva legale	5.808.000	1.499.791	4.308.209	5.808.000	0
Riserva per azioni proprie	29.289.471		29.289.471	0	0
Riserva straordinaria	243.221.990		243.221.990	243.221.990	243.221.990
Riserva da conferimento di partecipazioni ex D. Lgs 544/92	3.041.357		3.041.357	3.041.357	3.041.357
Riserva detrazione I.V.A. 4% Legge 64/86	591.982		591.982	591.982	591.982
Riserva detrazione I.V.A. 6% Legge 67/86	451.142		451.142	451.142	451.142
Contributi conto capitale	260.963		260.963	260.963	260.963
Utili esercizi precedenti	114.087.912		114.087.912	114.087.912	114.087.912
	425.792.817	8.998.745	416.794.072	367.463.346	361.655.346
Utile di esercizio	32.214.464		32.214.464	32.214.464	32.214.464
	458.007.281	**8.998.745**	**449.008.536**	**399.677.810**	**393.869.810**

Riconciliazione tra onere fiscale teorico e onere fiscale da bilancio **Allegato n. 5**

Reddito *ante* imposte	34.402.247	
Aliquota fiscale ordinaria		37,25%
Imposta teorica	12.814.837	
	Effetto fiscale	%
Effetto delle variazioni in aumento e in diminuzione rispetto all'aliquota ordinaria:		
Costi indeducibili	3.706.585	10,77%
Redditi esenti	-26.581	-0,08%
Dividendi	-14.933.430	-43,41%
Altre differenze permanenti	626.372	1,82%
Totale	*-10.627.054*	*-30,89%*
Aliquota fiscale effettiva		6,36%
Imposte dell'esercizio	2.187.783	

COMPENSI CORRISPOSTI AGLI AMMINISTRATORI, AI SINDACI ED AI DIRETTORI GENERALI

Allegato n. 6

SOGGETTO	DESCRIZIONE CARICA			COMPENSI				
Cognome e nome	Carica ricoperta	Periodo per cui è stata ricoperta la carica	Scadenza della carica	Emolumenti per la carica nella Società che redige il bilancio	Benefici non monetari	Bonus ed altri incentivi	Altri compensi	TOTALI
GARAVOGLIA LUCA	Presidente	01/01/05-31/12/05	appr. bilancio 2006	1.045.000,00		100.000,00		1.145.000,00
PERELLI CIPPO MARCO	Consigliere	01/01/05-31/12/05	appr. bilancio 2006	37.500,00				37.500,00
VISONE VINCENZO	Amministratore Delegato	01/01/05-31/12/05	appr. bilancio 2006	385.000,00		75.000,00	328.300,00	788.300,00
SACCARDI STEFANO	Amministratore Delegato	01/01/05-31/12/05	appr. bilancio 2006	289.000,00	4.765,58	50.000,00	130.940,88	474.706,46
MARCHESINI PAOLO	Amministratore Delegato	01/01/05-31/12/05	appr. bilancio 2006	289.000,00	4.580,34	50.000,00	123.682,06	467.262,40
FERRERO CESARE	Consigliere	01/01/05-31/12/05	appr. bilancio 2006	50.000,00				50.000,00
GRANDE STEVENS FRANZO	Consigliere	01/01/05-31/12/05	appr. bilancio 2006	37.500,00			154.941,00	192.441,00
RUBBOLI GIOVANNI	Consigliere	01/01/05-31/12/05	appr. bilancio 2006	62.500,00				62.500,00
RUGGIERO RENATO	Consigliere	01/01/05-31/12/05	appr. bilancio 2006	25.000,00				25.000,00
ZONDERVAN ANTON MACHIEL	Consigliere	01/01/05-31/12/05	appr. bilancio 2006	50.000,00				50.000,00
CORDERO DI MONTEZEMOLO LUCA	Consigliere	01/01/05-10/06/05	appr. bilancio 2006	10.416,67				10.416,67
OTTOLENGHI PIERLEONE	Consigliere	26/09/05-31/12/05	appr. bilancio 2005	6.250,00				6.250,00
TOTALE AMMINISTRATORI				**2.287.166,67**	**9.345,92**	**275.000,00**	**737.863,94**	**3.309.376,53**
TRACANELLA UMBERTO	Sindaco Effettivo	01/01/05-31/12/05	appr. bilancio 2006	75.000,00				75.000,00
ORTOLANI ANTONIO	Sindaco Effettivo	01/01/05-31/12/05	appr. bilancio 2006	50.000,00			60.699,70	110.699,70
LAZZARINI ALBERTO	Sindaco Effettivo	01/01/05-31/12/05	appr. bilancio 2006	50.000,00			21.296,25	71.296,25
TOTALE SINDACI				**175.000,00**	**0,00**	**0,00**	**81.995,95**	**256.995,95**
TOTALE GENERALE				**2.462.166,67**	**9.345,92**	**275.000,00**	**819.859,89**	**3.566.372,48**

Stock option attribuite agli amministratori e ai direttori generali

Allegato n. 7

Nome e cognome	Carica ricoperta	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
		Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Prezzo medio di mercato all'esercizio		Numero opzioni	Prezzo medio di esercizio	Scadenza media
Luca Garavoglia	Presidente	2.240.880	3,35	6 gennaio 2008								2.240.880	3,35	6 gennaio 2008
Vincenzo Visone	Amministratore Delegato	1.363.040	3,67	6 gennaio 2008								1.363.040	3,67	6 gennaio 2008
Stefano Saccardi	Amministratore Delegato	860.650	3,49	6 gennaio 2008								860.650	3,49	6 gennaio 2008
Paolo Marchesini	Amministratore Delegato	860.650	3,49	6 gennaio 2008								860.650	3,49	6 gennaio 2008

Relazione sulla gestione al 31 dicembre 2005

Signori Azionisti,

Scenario economico di riferimento e mercato delle bevande

Il 2005 è stato caratterizzato da una fase espansiva dell'economia mondiale, che ha beneficiato dell'accelerazione della crescita statunitense.
Il prodotto interno USA infatti, favorito dalla crescita dei consumi privati e dell'occupazione, è aumentato nel corso di tutto l'anno, evidenziando peraltro un moderato rallentamento in autunno a causa delle calamità naturali che hanno interessato parte del paese.
Nell'ultima parte dell'anno sono inoltre emersi interrogativi in merito alle prospettive di inflazione e al futuro andamento dei consumi, manifestandosi l'attesa di un ulteriore rialzo dei tassi d'interesse e dei prezzi petroliferi.
Insieme ai grandi paesi emergenti dell'Asia, quali Cina e India, gli Stati Uniti rappresentano il motore della ripresa dell'economia mondiale, che al contrario trova un più incerto sostegno nell'Europa, al momento strutturalmente più debole.
Tuttavia, anche nei paesi dell'area Euro, soprattutto a partire dalla seconda metà dell'anno, si sono manifestati i primi timidi segnali di miglioramento del quadro congiunturale.
Gli indicatori segnalano infatti una crescita dell'attività produttiva, in parte trainata dalla domanda statunitense.
In Europa stenta tuttavia a migliorare il clima di fiducia percepito dalle famiglie, e si evidenzia un aumento dell'inflazione.
Più lenta risulta la crescita dell'economia italiana, con un leggero incremento del prodotto interno lordo e una moderata ripresa della produzione, peraltro registrata solo a fine anno; ciononostante permane una sostanziale stagnazione dei consumi delle famiglie e un perdurante clima di incertezza.
Inoltre, i rincari dei prodotti petroliferi, delle tariffe energetiche nonché dei servizi, si accompagnano alla persistente debolezza della domanda interna.
La svolta ciclica favorevole è attesa per il 2006, anche se il primo semestre dell'anno evidenzia ancora un quadro incerto, sia per quanto riguarda la spinta inflazionistica che la dinamica della produzione e della domanda.

L'evoluzione del mercato degli *spirit* appare coerente con il contesto generale dell'economia; si registra infatti una leggera crescita complessiva, sostenuta principalmente dal mercato statunitense e dallo sviluppo dei mercati emergenti.
Si conferma la tendenza al consolidamento del settore, tramite fusioni e acquisizioni, con positivi effetti sui corsi dei titoli azionari dei gruppi quotati.
Per quanto riguarda il mercato dei vini, continua a conseguire risultati positivi l'industria nel "nuovo mondo" (Australia, Nuova Zelanda, Sud Africa e Stati Uniti), mentre si conferma maturo il mercato europeo: sostanzialmente stabile l'Italia e la Spagna, negativa, sia in termini di consumi che di esportazioni, la Francia.
In particolare il segmento degli *sparkling wine* mostra una tendenza di crescita, con uno sviluppo potenziale della categoria *premium*, che beneficia del crescente interesse dei consumatori più giovani.
L'area dell'est europeo, trainata dall'andamento positivo della Russia, risulta particolarmente dinamica in termini di crescita, come pure l'Asia (in particolare la Cina) registra volumi in crescita.

Una più approfondita analisi del posizionamento e dell'evoluzione dei *brand* del Gruppo nei diversi mercati, é rinviata alla relazione sulla gestione del bilancio consolidato nonché a quelle delle società commerciali del Gruppo.

Davide Campari-Milano S.p.A.

La Società svolge un'attività di produzione di bevande alcoliche, detenzione di partecipazioni e, tramite le controllate, di produzione e commercializzazione di bevande alcoliche e analcoliche nei mercati nazionale ed internazionali.

La commercializzazione dei prodotti del Gruppo è rimasta, fino alla fine del 2005, in capo alle società commerciali Campari Italia S.p.A., per il mercato nazionale, e Campari International S.A.M. per quello internazionale; mentre ha mantenuto la produzione presso i propri impianti produttivi e autonoma distribuzione sul mercato nazionale Barbero 1891 S.p.A, acquisita nel dicembre 2003 e proprietaria di un ampio portafoglio di marchi, tra cui Aperol, Aperol Soda, i liquori Barbieri, e, nel segmento *wine*, Mondoro ed Enrico Serafino.

E' opportuno tuttavia evidenziare che, a partire dal gennaio 2006, la rete di vendita di tutti i prodotti del Gruppo Campari in Italia è stata oggetto di una completa riorganizzazione, più ampiamente descritta negli eventi successivi.

Il bilancio dell'esercizio 2005, che sottoponiamo alla Vostra approvazione, è stato redatto in conformità al codice civile e ai principi contabili nazionali.

E' opportuno rilevare che a partire dall'esercizio 2005, il bilancio consolidato di Gruppo é redatto conformemente ai principi contabili internazionali (IAS / IFRS).

A tale scopo, tutte le società partecipate e consolidate hanno predisposto le opportune situazioni patrimoniali ed economiche riclassificate.

L'esercizio al 31 dicembre 2005 evidenzia un utile pari a € 32,2 milioni, dopo aver effettuato accantonamenti per imposte per € 2,1 milioni, ammortamenti e svalutazioni per € 18,5 milioni e accantonamenti a fondi rischi per € 0,07 milioni.

I dati economici più significativi del 2005, espressi in €, sono di seguito riportati:

	31 dicembre 2005	31 dicembre 2004
Valore della produzione	306.654.498	284.257.163
Costi della produzione	294.171.285	264.005.450
Differenza tra valore e costi della produzione	12.483.213	20.251.713
Totale proventi e oneri finanziari	19.293.092	47.963.269
Totale delle partite straordinarie	2.625.942	71.563.578
Risultato prima delle imposte	34.402.247	139.778.560
Imposte sul reddito dell'esercizio	2.187.783	6.095.548
Risultato di esercizio	32.214.464	133.683.012

L'andamento economico dell'esercizio risente, rispetto all'anno precedente, principalmente del diverso risultato della gestione finanziaria e straordinaria.

Infatti, la prima, più dettagliatamente presentata nei paragrafi successivi, è significativamente influenzata dai minori dividendi percepiti dalle società controllate, in parte compensati dai maggior proventi generati dagli investimenti di liquidità; la seconda sconta invece il venir meno delle dei proventi straordinari derivanti dalla cessione infragruppo delle partecipazioni Campari Finance Teoranta e Campari Schweiz A.G. a DI.CI.E. Holding B.V.

Il risultato operativo evidenzia una crescita del valore della produzione, cui è correlato un proporzionale incremento dei costi.

Per una migliore comprensione dell'evoluzione dell'andamento aziendale, si riportano le principali componenti della struttura patrimoniale, espresse in €, relative agli ultimi due esercizi

	31 dicembre 2005	31 dicembre 2004
Totale immobilizzazioni	854.069.176	853.698.146
Totale attivo circolante	264.897.316	173.262.825
Totale ratei e risconti	5.599.463	4.889.191
Totale attivo	1.124.565.955	1.031.850.162
Totale patrimonio netto	458.007.281	453.897.627
Totale fondi per rischi e oneri	8.248.642	10.377.245
Trattamento di fine rapporto	8.293.218	8.678.893
Totale debiti	635.946.514	544.401.553
Totale ratei e risconti	14.070.300	14.494.844
Totale passivo	1.124.565.955	1.031.850.162

Significativa rispetto all'anno precedente risulta la variazione dei valori di capitale circolante, da attribuirsi sostanzialmente a variazioni di perimetro intervenute nel corso del 2005; in particolare, l'accordo di licenza relativo al portafoglio *spirits* di Brown-Forman, caratterizzato da una forte stagionalità invernale, ha condizionato sia livelli dei magazzini che i debiti verso i fornitori alla fine del periodo.
Inoltre, variazioni relative alle diverse posizioni verso le società controllate, di cui ai rapporti di tesoreria accentrata nonché ad altri finanziamenti intrasocietari, ha determinato un incremento del valore assoluto dei crediti e dei debiti finanziari *intercompany*.
Commenti più analitici relativi alle variazioni patrimoniali, sono contenuti nella nota integrativa.

La posizione finanziaria netta complessiva al 31 dicembre 2005, evidenzia un indebitamento sostanzialmente in linea rispetto all'anno precedente, come di seguito rappresentato:

	31 dicembre 2005	31 dicembre 2004
Cassa e disponibilità presso banche	101.993.741	55.740.216
Indebitamento verso banche	(71.500.055)	(48.432.848)
Debiti verso obbligazionisti	(257.953.568)	(257.953.568)
Saldo crediti e debiti finanziari *intercompany*	(188.871.388)	(166.112.970)
Posizione finanziaria netta	(416.331.270)	(416.759.170)

Per una più completa ed esaustiva analisi della complessiva situazione finanziaria, si rimanda alla Relazione sulla Gestione del bilancio consolidato.

Eventi significativi dell'esercizio

Investimenti industriali
Nel corso del 2005 è stato completato il complesso piano di riorganizzazione industriale, avviato nel 2003 con la chiusura dello stabilimento di Termoli e lo *start up* operativo dell'importante unità produttiva di Novi Ligure.
Infatti, nel corso della seconda metà dell'anno, lo storico stabilimento di Sesto San Giovanni ha cessato l'attività produttiva, a seguito del completato trasferimento delle produzioni di Campari e CampariSoda all'impianto di Novi Ligure.
Nell'ambito del progetto complessivo, già nei primi mesi del 2003 era stato raggiunto un accordo con le organizzazioni sindacali relativamente alle ricadute occupazionali del progetto in oggetto.

Accordi distributivi per la commercializzazione di spirits nei vari mercati mondiali
Nell'ambito della ridefinizione degli accordi distributivi completata da parte di Brown-Forman, uno dei principali *player* mondiali del settore, nell'aprile 2005 è stato siglato l'accordo di distribuzione in Italia del relativo portafoglio *spirit* con il Gruppo Campari.
Di conseguenza, con decorrenza 1 maggio 2005, Campari Italia S.p.A. distribuisce sul mercato italiano i prodotti Jack Daniel's Tennesee Whiskey, il *whisky* americano più venduto nel mondo, Southern Comfort, liquore che si posiziona tra i *brand* di alta gamma, Woodford Riserve, *bourbon* nella fascia alta del mercato, Tuaca, liquore a base di *brandy* di origine italiana e Finlandia Vodka.

La distribuzione di questi prodotti consente di consolidare ulteriormente la presenza di Campari nel mercato italiano degli *spirit* di alta gamma, con un rafforzamento nel canale tradizionale e in particolare nei "locali di tendenza", operando quindi con un portafoglio sinergico e complementare di prodotti.
Inoltre, nel mese di gennaio, è stato siglato anchesì un accordo di distribuzione, sempre sul mercato nazionale italiano dei prodotti del gruppo Marnier Lapostolle, detentrice del marchio Grand Marnier.
Anche questo accordo di distribuzione rappresenta un ulteriore potenziamento della posizione del Gruppo Campari nel mercato degli *spirit* nella fascia premium.
Con decorrenza aprile, è stato siglato, tramite Skyy Spirits LLC, un accordo di distribuzione negli Stati Uniti della marca di *gin ultra premium* Martin Miller's, di proprietà della società inglese Reformed Spirits Company Ltd., destinata anch'essa in sostanza ai "locali di tendenza".
Nel mese di giugno lo stesso accordo è stato esteso a livello mondiale, con la sola eccezione di Regno Unito e Irlanda, dove Martin Miller's continuerà a essere distribuito dalla società proprietaria del marchio.
Inoltre, è stato sottoscritto un contratto tra Reformed Spirits Company Ltd. e Davide Campari-Milano S.p.A., che permette a quest'ultima di esercitare un'opzione, a partire dal gennaio 209, per l'acquisto della proprietà del marchio.
Infine, nel mese di novembre, il Gruppo Campari si è aggiudicato i diritti di distribuzione dei *brand* internazionali di *spirit* del Gruppo C&C, negli Stati Uniti e in Brasile, e in particolare la crema di *whisky* Carolans, l'*Irish Whisky* Tullamore Dew e i liquori Irish Mist e (con l'eccezione degli Stati Uniti) Frangelico.

Acquisizione di un ulteriore 30,1% di Skyy Spirits LLC negli Stati Uniti
Nel mese di febbraio il Gruppo ha acquistato un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC, tramite l'esercizio di una *call option*, secondo i termini stipulati nel gennaio 2002, al momento dell'acquisto della partecipazione di maggioranza nella stessa società.
A seguito di tale operazione la partecipazione del Gruppo in Skyy Spirits, LLC è pari al 89%.
L'acquisizione, avvenuta tramite Redfire, Inc., è stata finanziata in parte con mezzi propri e in parte con indebitamento bancario.
Il corrispettivo dell'operazione, pagato in contanti, è stato pari a US$ 156,6 milioni (corrispondente a circa € 118 milioni al tasso di cambio corrente alla data dell'operazione).
Il restante 11% del capitale è detenuto dal *management* di Skyy Spirits, LLC.
Si ricorda che il contratto stipulato nel gennaio 2002 prevede altresì un meccanismo di opzioni reciproche *call / put* concesse rispettivamente a Redfire, Inc. e al *management* per l'acquisto / vendita della partecipazione dallo stesso detenuta a un prezzo compreso tra 5 e 15 volte l'utile ante imposte medio *pro-quota* realizzato da Skyy Spirits, LLC nel periodo 2002 - 2006.
L'opzione è esercitabile tra il 31 gennaio 2007 e il 30 novembre 2007.

Acquisizione di Teruzzi & Puthod S.r.l.
Nel mese di dicembre 2005 è stata finalizzata l'acquisizione, tramite Sella & Mosca S.p.A., del 100% di Teruzzi & Puthod S.r.l. e Giannina S.r.l., entrambe da un unico venditore, per un corrispettivo complessivo di € 12,6 milioni.
Le società site nel territorio di San Gimignano in Toscana, rappresentano una delle realtà più significative della regione, con un'estensione di 194 ettari totali, di cui 90 vitati.
Il portafoglio dell'azienda comprende vini di Toscana, tra cui il principale è il pregiato e complesso Terre di Tufi.
L'acquisizione consente alla società di rafforzare ulteriormente la propria posizione nel segmento dei vini e, grazie ai volumi sviluppati all'estero, di incrementare la propria presenza nei mercati internazionali.

Adozione degli Standards contabili internazionali
In conformità al Regolamento europeo 1606/2002 del 19 luglio 2002, a partire dal 1 gennaio 2005, il Gruppo Campari ha adottato, ai fini della redazione del bilancio consolidato, i principi contabili internazionali (IAS / IFRS).
A tale scopo la Capogruppo ha proseguito e ultimato il complesso processo volto alla determinazione delle situazioni patrimoniali ed economiche, proprie e delle società controllate, rettificate in ottemperanza ai principi contabili internazionali, e alla predisposizione dei prospetti di riconciliazione relativi al 1 gennaio 2004 e 31 dicembre 2004, nonché all'ottenimento delle informazioni necessarie alla formalizzazione dell'informativa di bilancio, coinvolgendo tutte le società consolidate.

Campari in Borsa

Nell'ambito di un contesto macroeconomico non ancora favorevole nonostante i segnali di recupero mostrati sul finire del 2005, il titolo Campari ha ottenuto un'ottima *performance* nel corso dell'anno, trainata dall'annuncio di solidi risultati finanziari, da numerose iniziative di sviluppo aziendale e da un settore *spirit & wine* estremamente dinamico in termini di attività di *merger & acquisition*.

Andamento positivo del mercato azionario italiano

Il 2005 non ha dato segnali di crescita dell'economia italiana, quanto piuttosto ha segnato una continua stagnazione, con livelli di consumi e investimenti inferiori alle aspettative e produzione industriale in costante flessione.
Lo scenario ha mostrato tassi di interesse ai minimi storici, condizioni macroeconomiche particolarmente deboli e il prezzo del petrolio ancora in crescita.
Nonostante il quadro macroeconomico domestico non positivo, la Borsa Italiana ha confermato il rialzo dei due anni precedenti in un contesto di volatilità limitata.
Nel 2005 tutti gli indici del mercato azionario hanno registrato un risultato positivo.
In particolare, rispetto a fine 2004 il Mibtel ha registrato una crescita del 13,8%, lo S&P / MIB del 15,5%, il Midex del 6,6%.
Il rialzo degli indici è ascrivibile principalmente ai titoli del comparto petrolifero, di quello finanziario e ad alcuni gruppi protagonisti di operazioni in cui è passato di mano il controllo.

Consolidamento del settore spirit

Nel 2005, il settore *beverage* è stato caratterizzato da importanti movimenti di consolidamento, tra cui, in particolare, l'acquisizione di Allied Domecq da parte dei gruppi Pernod Ricard e Fortune Brands.
L'apprezzamento del settore *spirit*, cominciato sul finire del 2004, ha subito un'importante accelerazione nei primi mesi del 2005, durante i quali la *performance* dei titoli delle aziende coinvolte nell'operazione e, più in generale, l'intero settore sono stati influenzati molto positivamente dall'annuncio dell'operazione sopra citata. Infatti,
in un mercato considerato maturo, l'attività di *merger & acquisition* diventa uno dei catalizzatori più fortemente apprezzati dagli investitori.
L'attività di consolidamento del settore associata alla solidità dei fondamentali delle società ha sostenuto le valutazioni delle aziende *spirit* durante il 2005, traducendosi in una crescita del 24,0% dell'indice di riferimento FTSEurofirst Beverages.

Ottima performance del titolo Campari

Nell'ambito di questo contesto economico e di settore, nel corso dell'anno il titolo Campari, quotato al segmento Blue Chips del Mercato Telematico Azionario, ha registrato un incremento in termini assoluti del 32,0% rispetto al prezzo di chiusura al 31 dicembre 2004 e una *performance* relativa positiva del 18,2% rispetto all'indice di mercato (Mibtel) e del 8,0% rispetto all'indice di settore FTSEurofirst Beverages.
Il 1 settembre il titolo Campari ha registrato il prezzo massimo di chiusura dalla quotazione in Borsa avvenuta a luglio 2001 a € 6,78.
Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 12 gennaio, è stato pari a € 4,48.
Nel 2005 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 2,8 milioni e un volume medio giornaliero di 487,0 migliaia di azioni.
Al 31 dicembre 2005 la capitalizzazione di borsa risulta pari a € 1.812 milioni.
Nel periodo di riferimento, l'ottima *performance* dell'azione Campari è stata sostenuta non solo da fattori esterni, tra cui i movimenti di consolidamento in atto nel settore e l'andamento favorevole delle valute, in particolare del Dollaro USA, ma anche da un positivo flusso di notizie societarie.

Si segnalano infatti il perfezionamento dell'acquisto di un'ulteriore partecipazione del 30,1% in Skyy Spirits, LLC, che ha portato la partecipazione nella società statunitense al 89%, i risultati di bilancio 2004 e infrannuali del 2005, che continuano a mostrare solidi fondamentali, e le iniziative promosse dall'azienda in campo commerciale e volte all'ampliamento del *business*.
In particolare, in marzo, il Gruppo Campari ha annunciato due nuovi progetti di sviluppo nel mercato statunitense: il lancio di SKYY90, la nuova *vodka* appartenente al segmento degli *spirit ultra premium*, e l'accordo distributivo per la commercializzazione di Martin Miller's, *ultra premium gin*, con la sottoscrizione di un contratto che permette l'esercizio, da parte di Campari, di un'opzione per l'acquisto della proprietà della marca.
Un ulteriore evento catalizzatore per il titolo Campari è stata l'assegnazione al Gruppo Campari dei diritti per la distribuzione in Italia del portafoglio *spirit* della statunitense Brown-Forman, tra i cui *brand* vi é Jack Daniel's Tennessee Whiskey.
Nell'ultimo trimestre del 2005 sono stati annunciati due nuovi accordi distributivi per la commercializzazione del portafoglio *spirit* del gruppo irlandese C&C negli Stati Uniti e in altri mercati internazionali, e di Midori, liquore al melone di proprietà del Gruppo Suntory, negli Stati Uniti.
Nel mese di dicembre il Gruppo Campari ha annunciato le acquisizioni di Teruzzi & Puthod S.r.l., società vinicola toscana *leader* nella Vernaccia di San Gimignano, per un controvalore di € 12 milioni, e dei marchi Glen Grant, Old Smuggler e Braemar, dal gruppo Pernod Ricard, per un controvalore di € 130 milioni.
In particolare, quest'ultima transazione, che segna l'ingresso del Gruppo nella categoria Scotch whisky con Glen Grant, seconda marca di *single malt* a livello mondiale e *brand leader* nella categoria *whisky* in Italia, ha dato nuovo impulso alla crescita del titolo Campari negli ultimi giorni del 2005.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1 gennaio 2005



Prezzo azione Campari (Euro)
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
4.8
4.6
4.4
4.2
4
Quantità scambiate (migliaia di azioni)
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Campari (Quantità scambiate)
Campari (prezzo azione)
Mibtel (ribasato)
FTSEurofirst Beverages (ribasato)

Frazionamento azionario.

Il 29 aprile 2005 l'assemblea straordinaria degli azionisti ha approvato il frazionamento delle 29.040.000 azioni ordinarie di Davide Campari-Milano S.p.A. in circolazione, da nominali € 1,00 ciascuna, in 290.400.000 azioni ordinarie di nuova emissione, da nominali € 0,10 ciascuna, aventi le stesse caratteristiche delle azioni ordinarie in circolazione, con assegnazione di 10 azioni di nuova emissione in sostituzione di ogni azione ordinaria in circolazione.

Il capitale sociale di € 29.040.000 è rimasto quindi invariato ed è pertanto rappresentato da 290.400.000 azioni del valore nominale di € 0,10.

A partire dal 9 maggio 2005, le azioni sono state quotate *post* frazionamento con l'assegnazione del nuovo codice ISIN IT0003849244.

Aggiornamento struttura azionaria

Al 31 dicembre 2005 gli azionisti rilevanti risultano essere i seguenti:

Azionista [1]	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,000%
Cedar Rock Capital	16.192.820	5,576%
Davide Campari-Milano S.p.A. (2)	9.043.987	3,114%
Lazard Asset Management	6.036.870	2,079%
Morgan Stanley Investment Management	5.978.750	2,059%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Acquisto di azioni proprie finalizzate a servire il piano di stock option.

Si segnala che, a seguito di notificazioni pervenute successivamente alla chiusura dell'anno, alla data dell'approvazione del bilancio al 31 dicembre 2005, Cedar Rock Capital risulta detenere 21.857.798 azioni, corrispondenti al 7,53% del capitale sociale di Davide Campari-Milano S.p.A..

Dividendo

Il dividendo proposto per il 2005 è pari a € 0,10 per ogni azione in circolazione, importo invariato rispetto all'anno precedente. Il dividendo sarà messo in pagamento a partire dal 11 maggio 2006, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola n. 2 in data 8 maggio 2006.

Informazioni sull'azione [1]		2005	2004	2003	2002	2001
Prezzo di riferimento azione:						
Prezzo al 31 dicembre	€	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:						
Volume medio giornaliero [2]	N. di azioni	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€ milioni	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa al 31 dicembre	€ milioni	1.812	1.372	1.117	871	766
Dividendo: [3]						
Dividendo per azione	€	0,100	0,100	0,088	0,088	0,088
Dividendo complessivo [4]	€ milioni	28,1	28,1	24,7	24,7	24,7

(1) *Frazionamento delle azioni in ragione di dieci nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.*
(2) Initial Public Offering *avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3,1 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.*
(3) *Per l'esercizio 2005, dividendo proposto.*
(4) *Negli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 280.400.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 10.000.000 azioni proprie; nell'esercizio 2004 hanno avuto diritto al godimento del dividendo 281.048.090 azion; relativamente all'esercizio 2005 avranno diritto al godimento del dividendo le azioni componenti il capitale sociale al netto delle azioni proprie risultanti alla data di stacco cedola (alla data del Consiglio di Amministrazione del 22 marzo 2006 le azioni componenti il capitale sociale al netto delle azioni proprie risultano pari a 281.356.013).*

Indici di borsa (1)	2005 IAS / IFRS	2004 IAS / IFRS	2003 Italian GAAP	2002 Italian GAAP	2001 Italian GAAP
Patrimonio netto per azione (€)	2,39	2,15	1,89	1,65	1,48
Price / book value	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) (€) (2)	0,42	0,35	0,27	0,23	0,22
P/E (*price / earnings ratio*) (2)	14,8	13,7	14,0	10,1	12,1
Payout ratio (dividendo complessivo / utile netto) (%) (3)	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo / prezzo azione) (%) (3)	1,6	2,1	2,3	2,9	3,3

(1) *Frazionamento delle azioni in ragione di dieci nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.*
(2) *Relativamente agli esercizi 2004 e 2005, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.*
(3) *Prezzo dell'azione al 31 dicembre; per l'esercizio 2005, dividendo proposto.*

Corporate Governance

Davide Campari-Milano S.p.A. adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle Società Quotate.
Lo Statuto sociale, ha ribadito la scelta di un modello di amministrazione e di controllo della Società di tipo tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo rappresentato dal Collegio Sindacale.
Il Collegio Sindacale, costituito da tre Sindaci effettivi e tre Sindaci supplenti, in completa autonomia e indipendenza, svolge la funzione di controllo e di verifica della corretta gestione amministrativa e contabile nonché dell'osservanza della legge e dello Statuto.
Il controllo contabile è invece esercitato da una società di revisione.
I Sindaci durano in carica tre esercizi e sono rieleggibili.
Il Consiglio di Amministrazione è composto da undici membri, nominati dall'Assemblea ordinaria, tra i quali sono presenti membri non esecutivi e indipendenti.
Al Consiglio di Amministrazione spettano i più ampi poteri per la gestione della Società al fine di conseguire l'oggetto sociale.
Il Consiglio di Amministrazione è l'organo centrale del sistema di *corporate governance* della Società.
A esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo, verificando il generale andamento della gestione, nonché di definire e applicare le regole del governo societario e di esaminare le procedure di controllo interno.
Il Consiglio di Amministrazione si riunisce per valutare l'andamento della gestione ed esaminare le relazioni degli Amministratori Delegati sull'attività svolta nell'esercizio delle deleghe e le operazioni di maggiore rilievo effettuate dal Gruppo, verificando l'adeguatezza dell'assetto organizzativo, amministrativo e contabile della Società.
Il Consiglio di Amministrazione ha altresì costituito un comitato per il controllo interno ("Comitato Audit"), composto interamente da Amministratori indipendenti, nonché un comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine"), composto in prevalenza da Amministratori indipendenti.
Entrambi i comitati rappresentano una articolazione interna del Consiglio di Amministrazione stesso e hanno un ruolo consultivo e propositivo.

Il Comitato Remunerazione e Nomine ha il compito di formulare proposte per la remunerazione degli Amministratori cui siano stati attribuiti funzioni e poteri specifici di coloro che ricoprano ruoli chiave nella dirigenza della Società, nonché l'aggiornamento del piano di *stock option*; ha altresì la funzione di proporre una migliore allocazione delle risorse umane all'interno del Gruppo.
La funzione del Comitato Audit, è quella di valutare l'adeguatezza del sistema di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e di riferire in proposito al Consiglio di Amministrazione.
La Società, consapevole dell'importanza di un adeguato sistema di controllo interno, si è dotata infatti di una struttura apposita, che fa capo al preposto al controllo interno o *Group Internal Auditor*, gerarchicamente indipendente dagli Amministratori esecutivi, che risponde direttamente al Presidente della Società.
Essa riferisce del proprio operato, con cadenza almeno trimestrale, agli Amministratori Delegati, al Comitato Audit e al Collegio Sindacale.
Inoltre, gli Amministratori Delegati devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale, tra l'altro, sulle operazioni nelle quali essi abbiano avuto un interesse proprio o di terzi.
A tale scopo, la Società ha adottato una specifica procedura interna per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate, recependo le raccomandazioni del Codice in ordine alla determinazione di linee guida per l'identificazione delle operazioni con parti correlate, e conformandosi in tal modo sia alle comunicazioni Consob in materia.
Sono soggetti alla procedura gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi.
La Società si è inoltre dotata di una "Procedura per il Trattamento delle Informazioni Riservate", che contiene la definizione di quali informazioni possono essere considerate riservate o *price sensitive*, e definisce le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.
Durante il 2005 la Società ha applicato il Codice di Comportamento Insider Dealing del Gruppo, redatto in ottemperanza a quanto previsto dal Regolamento di Borsa Italiana S.p.A., sulla base del quale sono definite le regole con cui vengono rese note al mercato le operazioni aventi a oggetto titoli emessi dalla Società poste in essere da determinati soggetti, denominati "persone rilevanti", che, in virtù dell'incarico ricoperto all'interno del Gruppo, possono avere accesso a informazioni riservate.
Sono peraltro fissati alcuni periodi dell'anno (*blocking period*), quali le fasi che precedono l'approvazione del bilancio consolidato, la comunicazione dei conti trimestrali e dei conti semestrali nonché durante operazioni straordinarie, in cui è fatto assoluto divieto alle persone rilevanti di effettuare negoziazioni su strumenti finanziari della società che superano la soglia di € 50.000,00.
Al di fuori dei *blocking period*, tali operazioni possono essere compiute solo in due periodi dell'anno, non superiori a quindici giorni, scelti preventivamente dalle persone rilevanti.
La Società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.
E' operativa una funzione a ciò dedicata che fa capo all'Investor Relations Manager.
La Società, al fine di favorire il dialogo con gli azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito internet dedicata all'attività di investor relations.
Infine, nei primi mesi del 2006, la Società ha istituito, secondo quanto prescritto dall'articolo 115 *bis* del D. Lgs. 24 febbraio 1998 n. 58, il registro delle persone che in ragione dell'attività lavorativa o professionale ovvero della funzione svolta hanno accesso ad informazioni privilegiate.
Maggiore informativa sul modello di *corporate governance* adottato dalla Società, è indicata nella Relazione Annuale del Consiglio d'Amministrazione sulla *corporate governance*, a cui si rimanda.

Codice in materia di dati personali

La Società applica scrupolosamente il D. Lgs. 30 giugno 2003, n. 196, Codice in materia di protezione dei dati personali, e dà atto specificamente di avere provveduto a porre in essere le idonee misure preventive di sicurezza, anche in relazione alle conoscenze acquisite in base al progresso tecnico, alla natura dei dati e alle specifiche caratteristiche del trattamento, in modo da ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità della raccolta.

La Società ha redatto il Documento Programmatico della Sicurezza, in conformità all'Allegato B al D. Lgs. 30 giugno 2003, n. 196.

Piano di *stock option* e azioni proprie

La Società ha in essere un piano di *stock option* deliberato già nel 2001, che prevede l'attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad Amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
Nel corso del 2004 è stata deliberata altresì la seconda attribuzione di *stock option*, anch'essa disciplinata dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001.
La prima attribuzione prevede la possibilità di esercizio delle opzioni dal giorno successivo alla scadenza del periodo di esercizio, ovvero il 30 giugno 2006, e non ammette l'esercizio parziale delle opzioni.
Con la seconda attribuzione, distinta e aggiuntiva rispetto alla prima, le opzioni di acquisto potranno essere esercitate esclusivamente nel periodo compreso tra il 1 e il 30 luglio 2009, con facoltà di utilizzo anche parziale.
Infine, nel corso del 2005 sono state deliberate altre attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001; tali attribuzioni prevedono la possibilità di esercizio in finestre comprese nel periodo novembre 2009 - novembre 2011.
A fronte del piano di *stock option*, la Società ha acquistato azioni proprie, iscrivendo una riserva indisponibile di pari importo tra le poste di patrimonio netto.

Attività di ricerca e sviluppo

La Società ha svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

Rapporti con le altre società del Gruppo

I rapporti con le società del Gruppo rientrano nell'abituale attività della controllante.
Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- ✓ gestione delle partecipazioni;
- ✓ regolazione dei flussi finanziari attraverso la tesoreria accentrata;
- ✓ condivisione di servizi generali, amministrativi e legali;
- ✓ assistenza relativa ai servizi informatici;
- ✓ accordi di natura commerciale.

Per quanto riguarda i rapporti con la società controllante, si rileva l'acquisto di un'eccedenza d'imposta sui redditi 2004, risultante dalla dichiarazione dei redditi 2005, da Alicros S.p.A., pari a € 1.460.808.
Inoltre, non è intervenuto nessun rapporto con le società da questa controllate, diverse dalle società del Gruppo Campari.
Tuttavia, per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia anche a quanto contenuto nella nota integrativa al bilancio d'esercizio, nonché a quanto esplicitato nella relazione sulla gestione del bilancio consolidato.
Non sono state poste in essere operazioni che rivestano carattere di atipicità rispetto alla normale attività dell'impresa.
I rapporti espressi in conto economico con le società controllate, relativi a scambio di merci e prestazione di servizi, sono così sintetizzati:

Davide Campari-Milano S.p.A.	Importi in €
Campari Italia S.p.A.	217.452.161
Sella & Mosca S.p.A.	810.564
Zedda Piras S.p.A.	565.119
Barbero 1891 S.p.A.	4.474.142
Campari do Brasil Ltda.	190.329
Campari Deutschland Gmbh	106.545
Campari France S.A.	-18.225.268
Campari International S.A.M.	61.948.155
Campari Schweiz A.G.	60.135
DI.CI.E. Holding B.V.	-2.644.743
N.Kaloyannis Bros S.A.	12.272
Skyy Spirits, LLC	286.800
Longhi & Associati S.r.l.	20.772
Koutsikos Distilleries S.A.	53.197
Lacaedemon Holding B.V.	-993.305
Campari Finance Teoranta	-1.092.088
Redfire, Inc.	40.356
Totali	263.065.143

Non esistono altre operazioni con parti correlate diverse da quelle precedentemente indicate.

Possesso ed acquisto di azioni proprie e della controllante

La società possiede 9.043.987 di azioni proprie del valore nominale di € 0,1, pari al 3,11% del capitale sociale.

Tali azioni proprie sono da destinarsi al piano di *stock option*, come precedentemente illustrato.

Infine la Società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.

Partecipazioni degli amministratori, dei sindaci e dei direttori generali

Nome e cognome	Società partecipata	Azioni possedute alla fine dell'esercizio precedente	Azioni acquistate	Azioni vendute	Azioni possedute alla fine dell'esercizio
Luca Garavoglia	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Cesare Ferrero	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Franzo Grande Stevens	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Alberto Lazzarini	Davide Campari-Milano S.p.A.	*3.000*	*2.000*	*0*	*5.000*
Paolo Marchesini	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Antonio Ortolani	Davide Campari-Milano S.p.A.	*8.000*	*0*	*8.000*	*0*
Pierleone Ottolenghi	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*

Marco P. Perelli-Cippo	Davide Campari-Milano S.p.A.	*60.000*	*0*	*0*	*60.000*
Giovanni Rubboli	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Renato Ruggiero	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Stefano Saccardi	Davide Campari-Milano S.p.A.	*15.000*	*0*	*0*	*15.000*
Umberto Tracanella	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Vincenzo Visone	Davide Campari-Milano S.p.A.	*60.000*	*0*	*0*	*60.000*
Anton Machiel Zondervan	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*

Eventi successivi

Area di Sesto San Giovanni
E' stata avviata la procedura di trasformazione urbanistica dell'area di Sesto San Giovanni per l'adozione del programma integrato di intervento promosso dalla Società, volto a consentire tra l'altro l'edificazione della nuova sede della Società.
Tale procedura dovrebbe concludersi presumibilmente entro il primo semestre dell'anno in corso.

Acquisizione Glen Grant
Nel dicembre 2005, è stato siglato un accordo per l'acquisizione dei marchi degli *Scoth whisky* Glen Grant, Old Smuggler e Braemar, dal Gruppo Pernod Ricard.
Tale acquisizione, che si è perfezionata il 15 marzo 2006, consente al Gruppo Campari di accrescere ulteriormente la propria posizione nel mercato degli *spirit*, ed entrare con una presenza significativa nell'importante comparto specifico dello *Scotch whisky*.
Inoltre, il Gruppo Campari, nell'ambito della transazione, acquisisce la distilleria per la produzione di Glen Grant situata in Scozia.
Il valore dell'operazione è di € 130 milioni.

Riorganizzazione delle reti commerciali in Italia
Nel corso dell'anno è stato completato un progetto specifico finalizzato a valutare la completa rivisitazione della distribuzione di tutti i prodotti del Gruppo Campari in Italia e delle relative reti di vendita.
Infatti, al fine di ottimizzare la commercializzazione dell'ormai variegato e differenziato portafoglio prodotti del Gruppo e per rispondere in modo sempre più efficiente all'accresciuta complessità e competitività del mercato delle bevande alcoliche, sono state identificate due strutture specifiche di vendita; la prima, dedicata agli *spirit* e bevande analcoliche, facente capo a Campari Italia S.p.A., la seconda, prevalentemente destinata alla distribuzione dei vini del Gruppo e degli *spirit* che per natura sono maggiormente vocati al canale della ristorazione, gestita da Sella & Mosca Commerciale S.r.l., controllata da Sella & Mosca S.p.A., che, peraltro,. continua a operare direttamente sul mercato sardo.
Tale rivisitazione, ha comportato anchesì una riorganizzazione delle strutture commerciali interne alla società italiane e delle reti di vendita in generale, determinando, in particolare, la cessazione dell'attività commerciale e distributiva da parte di Barbero 1891 S.p.A.

Cessazione dell'attività da parte della Longhi & Associati S.p.A.
IL 30 gennaio 2006, il consiglio d'amministrazione di Longhi e Associati S.r.l. ha deliberato la cessazione dell'attività.
La società risulterà quindi inattiva una volta chiuse tutte le transazioni in essere in quella data.

Distribuzione negli Stati Uniti e in Brasile del portafoglio spirit di C&C

Nel mese di dicembre, il Gruppo Campari si è aggiudicato la distribuzione negli Stati Uniti e in Brasile del portafoglio *spirit* del Gruppo irlandese C&C, un importante operatore del settore, con decorrenza 1 gennaio 2006.
L'accordo riguarda tutti i *brand* di *spirit* di proprietà di C&C, che il Gruppo già distribuiva sul mercato italiano, e in particolare la crema di *whisk* Carolan's, l'*Irish whisky* Tullamore Dew e i liquori Irish Mist e (con l'eccezione del mercato americano) Frangelico.
L'assegnazione al Gruppo Campari dei diritti per i mercati italiani è avvenuta nell'ambito di una ridefinizione degli accordi distributivi completata da C&C a seguito dell'acquisizione del Gruppo Allied Domecq, cui in precedenza era affidata la distribuzione.
Grazie a questa *partnership* il Gruppo Campari consolida ulteriormente la propria presenza nei mercati citati e in particolare in quello americano, in cui i *brand* citati hanno una presenza di rilievo.

Distribuzione negli Stati Uniti di Midori

Nel mese di dicembre, il Gruppo Campari, tramite Skyy Spirits, LLC si è aggiudicato la distribuzione negli Stati Uniti del liquore al melone Midori, di proprietà del Gruppo Suntory, un importante operatore del settore, con decorrenza 1 gennaio 2006.
I diritti di commercializzazione del *brand*, che il Gruppo già distribuiva sul mercato italiano, sono stati assegnati a SKYY Spirits, LLC a seguito dell'acquisizione del Gruppo Allied Domecq, cui in precedenza era affidata la distribuzione.
Grazie a questa *partnership* Skyy Spirits, LLC consolida ulteriormente la propria presenza nel mercato, in cui Midori ha una presenza di rilievo.

Evoluzione prevedibile della gestione

Nell'esercizio chiuso al 31 dicembre 2005, il Gruppo Campari ha conseguito ancora una volta risultati di vendita ed economici più che soddisfacenti, grazie all'impegno delle persone che lavorano nel Gruppo ed alla conseguente buona *performance* dei marchi gestiti.
Il 2005 è stato tuttavia un anno significativo anche per gli importanti progetti realizzati o comunque avviati nel corso dell'anno, e dai quali si inizierà a trarre benefici già dal 2006.
L'Italia, con un'incidenza delle vendite di poco inferiore al 50% del totale, rappresenta al tempo stesso l'area dimensionalmente più importante per il Gruppo nonché quella in cui il quadro macroeconomico, almeno per i prossimi sei mesi, si presenta senza dubbio più incerto; nonostante ciò, alcune positive operazioni dello scorso anno inducono a guardare all'anno in corso con un moderato ottimismo:

- l'acquisizione Glen Grant, marca leader in Italia nel mercato degli whisky (e non solo del segmento *single malt*);
- la riorganizzazione della struttura commerciale, volta alla razionalizzazione delle reti vendita delle diverse società, che ha portato alla creazione di una divisione *wine* separata dalla divisione *spirit* e che consentirà peraltro di beneficiare di interessanti sinergie;
- il completamento del trasferimento delle produzioni da Sesto S.Giovanni a Novi Ligure, avvenuto nella seconda parte del 2005; il piano di riorganizzazione industriale, disegnato nel 2002, può dirsi pertanto realizzato, con totale rispetto dei tempi e dei costi previsti; cosicché dal 2006 sarà possibile trarre profitto anche dei più elevati livelli di produttività previsti;
- la distribuzione di Jack Daniel's e degli altri *brand* Brown Forman; nel 2006 l'Italia beneficerà interamente della vendita di questi *brand* iniziata a maggio 2005.

Negli altri mercati europei e in particolare in Germania, vi sono segnali di ripresa economica più tangibili di quelli riscontrabili oggi in Italia: dopo un buon 2005 il Gruppo prevede ancora uno sviluppo interessante dei propri marchi *core* e, in alcuni paesi anche del nuovo *brand* acquisito, Glen Grant.
In Brasile, dove negli ultimi anni il Gruppo ha sempre avuto una crescita importante e regolare, il 2006 dovrebbe scorrere nel segno della continuità, sostenuto da aspettative ancora buone di crescita economica del paese.

Gli Stati Uniti, infine dovrebbero continuare ad essere il propulsore della crescita del Gruppo; i risultati ancora una volta positivi attesi per SKYY Vodka e per Tequila 1800, nel 2006 si rafforzeranno grazie all'impatto dei due nuovi importanti accordi di distribuzione che hanno portato nel portafoglio prodotti di Skyy Spirits, LLC, alcuni prestigiosi *brand* internazionali dei Gruppi Suntory e C&C.
Per quanto concerne l'andamento dei cambi, il 2005 ha visto la forte e positiva rivalutazione del Real Brasiliano, per il quale ora i più prevedono un lieve assestamento. Prospetticamente, l'elemento più positivo degli ultimi mesi è stata tuttavia la stabilizzazione del Dollaro USA che, dopo una lunga fase altalenante, sembra avere trovato un equilibrio nell'interno dell'area 1,20. Alla luce della consistente esposizione economica del Gruppo Campari all'area del Dollaro USA, questa ritrovata stabilità costituisce pertanto un ulteriore elemento di fiducia per il breve e medio periodo.

Proposta del Consiglio di Amministrazione

A conclusione della presente relazione, Vi invitiamo ad approvare il bilancio relativo all'esercizio chiuso al 31 dicembre 2005, con un utile pari a € 32.214.464, nelle sue componenti di stato patrimoniale, conto economico e nota integrativa, così come predisposti.
Proponiamo di :
- distribuire un dividendo pari a € 0,10 per azione in circolazione, a eccezione di quelle proprie detenute dalla Società, pari a numero 9.043.987 alla data del Consiglio di Amministrazione, corrispondente a un dividendo complessivo di € 28.135.601
- destinare € 4.078.863 a riserva utili esercizi precedenti.

Presidente del Consiglio di Amministrazione
Luca Garavoglia